James S. Ryan, III
                                 (214) 953-5801
                                  jryan@jw.com








                                         March 12, 2003



VIA ELECTRONIC FILING

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re: First Banks, Inc. / First Preferred Capital Trust IV

Gentlemen:

         Attached for electronic filing, please find Pre-Effective Amendment No. 2 to the Registration Statement on Form S-2 related to Trust Preferred Securities of First Preferred Capital Trust IV, Subordinated Debentures of First Banks, Inc. and Guarantee of First Banks, Inc.

         If you have any questions or comments, please call John Daniels at
(214) 368-9405 or me at (214) 953-5801.

                                        Very truly yours,

                                        /s/ James S. Ryan, III
                                        ---------------------------
                                            James S. Ryan, III

cc:      Allen H. Blake
         Lisa K. Vansickle
         Harold R. Burroughs
         E. Steve Bolden II



                         AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 12, 2003
                                                                                                Registration No. 333-102549
                                                                                                Registration No. 333-102549-01

====================================================================================================================================
                                                   SECURITIES AND EXCHANGE COMMISSION
                                                          WASHINGTON, D.C. 20549

                                                     PRE-EFFECTIVE AMENDMENT NO. 2
                                                                    TO

                                                                FORM S-2
                                                          REGISTRATION STATEMENT
                                                                   UNDER
                                                        THE SECURITIES ACT OF 1933
                                                        --------------------------
                         FIRST BANKS, INC.                                                   FIRST PREFERRED CAPITAL TRUST IV
                     (Exact Name of Registrant                                                 (Exact name of Co-Registrant
                   as specified in its charter)                                                as specified in its charter)
                             MISSOURI                                                                   DELAWARE
                  (State or other jurisdiction of                                             (State or other jurisdiction of
                  incorporation or organization)                                               incorporation or organization)

                            43-1175538                                                                 81-6111446

              (I.R.S. Employer Identification No.)                                         (I.R.S. Employer Identification No.)
                                         135 North Meramec, Clayton, Missouri 63105 (314) 854-4600
                                (Address, including zip code, and telephone number, including area code, of registrant's and co-registrant's principal executive office)
                                         -----------------------------------------------------
                                                             ALLEN H. BLAKE
                                               President, Chief Financial Officer and Secretary
                                                              First Banks, Inc.
                                                        600 James S. McDonnell Blvd.
                                                         Hazelwood, Missouri 63042
                                                               (314) 592-5000
                 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                         -------------------------------------------------------
                                                               With copies to:
            JOHN S. DANIELS, ESQ.                      JAMES S. RYAN, III, ESQ.                      HAROLD R. BURROUGHS, ESQ.
        6440 North Central Expressway                    Jackson Walker L.L.P.                            Bryan Cave LLP
                  Suite 503                           901 Main Street, Suite 6000                 211 North Broadway, Suite 3600
             Dallas, Texas 75206                          Dallas, Texas 75202                     St. Louis, Missouri 63102-2750
               (214) 368-9405                               (214) 953-6000                                (314) 259-2000
                                               ------------------------------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this
Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d)under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [ ]
                                                   CALCULATION OF REGISTRATION FEE
============================================================ ================= ================= ============== =================
                  Title of Each Class of                       Amount to be    Proposed Maximum     Proposed         Amount of
                                                                                                    Maximum
                                                                                                   Aggregate
                                                                                Offering Price      Offering       Registration
                Securities To Be Registered                   Registered(1)        Per Unit         Price(1)        Fee(1) (2)
------------------------------------------------------------ ----------------- ----------------- -------------- -----------------
Preferred Securities of First Preferred Capital Trust IV        1,840,000           $25.00        $46,000,000       $ 6,348
------------------------------------------------------------ ----------------- ----------------- -------------- -----------------
Subordinated Debentures of First Banks, Inc.(3).........          (3)(4)              -                -               -
------------------------------------------------------------ ----------------- ----------------- -------------- -----------------
Guarantee of First Banks, Inc., with respect to Preferred          (4)                -                -               -
    Securities, and back-up undertakings(4).............
============================================================ ================= ================= ============== =================

(1) Includes 240,000 Preferred Securities which may be sold by First Preferred Capital Trust IV to cover over-allotments.
(2) Calculated pursuant to Rule 457 under the Securities Act of 1933.
(3) The Subordinated Debentures will be purchased by First Preferred Capital Trust IV with the proceeds from the sale of the
    Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred
    Securities of First Preferred Capital Trust IV upon its dissolution and the distribution of its assets.
(4) This Registration Statement is deemed to cover the Subordinated Debentures of First Banks, Inc., the rights of holders of
    Subordinated Debentures of First Banks, Inc. under the Indenture, and the rights of holders of the Preferred Securities under the Trust Agreement, the Guarantee and the Expense Agreement entered into by First Banks, Inc and certain back-up undertakings consisting of obligations of First Banks, Inc. to provide certain indemnities in respect of, and pay and be responsible for certain expenses, costs, liabilities and debts of First Preferred Capital Trust IV and the Preferred Securities. The Guarantee
    when taken together with First Banks' obligations under the Guarantee, the Trust Agreement, the Indenture, the Expense
    Agreement and the Subordinated Debentures, will provide in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the Preferred Securities. No separate consideration will be received for the Guarantee or any back-up undertakings.

         The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

====================================================================================================================================

********************************************************************************
* The information in this prospectus is not complete and may be changed.  We   *
* may not sell these securities until the registration statement filed with    *
* the Securities and Exchange Commission is effective.  This prospectus is not *
* an offer to sell these securities, and it is not soliciting an offer to buy  *
* these securities in any state where the offer or sale is not permitted.      *
********************************************************************************

                 SUBJECT TO COMPLETION, DATED MARCH 12, 2003

PROSPECTUS
                         1,600,000 Preferred Securities

                                   $40,000,000

                        FIRST PREFERRED CAPITAL TRUST IV
                     % Cumulative Trust Preferred Securities
                 (Liquidation Amount $25 Per Preferred Security)

                Fully, irrevocably and unconditionally guaranteed on a subordinated basis, as described in this prospectus, by

                                FIRST BANKS, INC.
                            ------------------------


         The preferred securities represent undivided beneficial interests in the assets of First Preferred Capital Trust IV. The trust will invest all of the proceeds of this offering of preferred securities to purchase % subordinated debentures due 2033 of First Banks, Inc.

         For each of the preferred securities that you own, you will receive cumulative cash distributions at an annual rate of % on March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2003 from payments on the subordinated debentures. We may defer payments of distributions at any time for up to 20 consecutive quarters. The preferred securities are effectively subordinated to all of our senior and subordinated indebtedness and that of our subsidiaries. We did not have any senior and senior subordinated indebtedness outstanding at March 12, 2003. The subordinated debentures mature and the preferred securities must be redeemed by June 30, 2033. The trust may redeem the preferred securities, at a redemption price of $25 per preferred security plus accrued and unpaid distributions, at any time on or after June 30, 2008, or earlier under circumstances specified in this prospectus.

         The preferred securities have been approved for listing on the New York Stock Exchange under the symbol "FBSPrA" subject to notice of issuance. We expect trading in the preferred securities on the New York Stock Exchange to begin within 30 days after the original issue date.

                            ------------------------

Investing in the preferred securities involves risks. See "Risk Factors" beginning on page 12.

                            ------------------------
         The preferred securities are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation or any other governmental agency.

                                                                             Per Preferred
                                                                                Security                 Total
                                                                             -------------            ------------
Public offering price.................................................           $25.00                $40,000,000
Proceeds to the trust.................................................           $25.00                $40,000,000

------------------------------------------------------------------------------------------------------------------------------------

         This is a firm commitment underwriting. First Banks will pay underwriting commissions of $ per preferred security, or a total of $ , for arranging the investment in our subordinated debentures. The underwriters have been granted a 30-day option to purchase up to an additional 240,000 preferred securities to cover over-allotments, if any.
------------------------------------------------------------------------------------------------------------------------------------
   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
------------------------------------------------------------------------------------------------------------------------------------

Stifel,  Nicolaus  &  Company                                                                    Fahnestock & Co. Inc.
        Incorporated

                     , 2003



                                                                     FIRST BANKS, INC. AND SUBSIDIARIES
                                                                              MAP OF LOCATIONS



                                                                           As of September 30, 2002
                                                  -------------------------------------------------------------------------------
                                                                                  First Bank
                                                  -------------------------------------------------------------------------------


                                                                                                                 Central and
                                                     Metro                Regional             Southern            Northern
                                                    Missouri              Missouri             Illinois            Illinois
                                                    --------              --------             --------            --------
         [GRAPHIC OMITTED]
                                                  Arnold                Beaufort            Belleville (2)        Bartonville
                                                  Ballwin               Bismarck            Breese                Canton
                                                  Brentwood             Dutzow              Brighton              Chicago
                                                  Chesterfield (2)      Fulton              Carbondale            Des Plaines (3)
                                                  Clayton               Gerald              Chester (2)           Elk Grove
                                                  Creve Coeur (3)       Hermann             Columbia              Village
                                                  Ellisville            Middletown          East St. Louis        Galesburg (2)
                                                  Florissant (3)        Montgomery City     Edwardsville          Havana
                                                  Kirkwood              Owensville          Granite City          Hillside
                                                  Lake St. Louis        Park Hills (2)      Greenville            Jacksonville
                                                  Manchester            Warrenton           Jerseyville (2)       Knoxville
                                                  O'Fallon              Washington          Johnston City         Peoria (3)
                                                  Shrewsbury            Wentzville          Lawrenceville         Pittsfield
                                                  St. Charles (3)                           Marine                Quincy (2)
                                                  St. Louis City (2)                        O'Fallon (2)          Roodhouse
                                                  St. Louis County (3)                      Red Bud               Springfield
                                                  St. Peters                                Salem (2)             Sterling
                                                  Warson Woods                              Shiloh                Winchester
                                                  Webster Groves                            Swansea
                                                                                            Valmeyer
                                                                                            Vandalia
                                                                                            Waterloo
                                                                                            West Frankfort



                                                                                First Bank & Trust
                                                  -------------------------------------------------------------------------------

                                                    Southern                Northern
                                                   California              California           Texas
                                                   ----------              ----------           -----

                                                  Beverly Hills          Campbell             Dallas
                                                  Costa Mesa             Concord              Denton
                                                  Encino                 Fairfield            Garland
         [GRAPHIC OMITTED]                        Fountain Valley        Napa                 Houston (3)
                                                  Fullerton              Oakland              Irving
                                                  Gardena                Rancho Cordova       McKinney
                                                  Huntington Beach (3)   Roseville (2)
                                                  Irvine                 Sacramento
                                                  Laguna Niguel          San Francisco (2)
                                                  Lakewood               San Jose
                                                  Long Beach (3)         San Mateo
                                                  Los Angeles (2)        San Pablo
                                                  Malibu                 San Rafael
                                                  Marina del Rey         Vallejo
                                                  Mira Loma              Walnut Creek
                                                  Newport Beach
                                                  Orange
                                                  Riverside
                                                  Santa Barbara
                                                  Santa Maria
                                                  Solvang
                                                  Torrance
                                                  Ventura
                                                  Westlake Village
                                                  Westminster
                                                  Woodland Hills
                                                  Yorba Linda



                                     SUMMARY

         This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference in this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional preferred securities to cover over-allotments.

                                First Banks, Inc.
Who We Are

         First Banks, Inc. is a registered bank holding company incorporated in Missouri and headquartered in St. Louis County, Missouri. Through the operation of our subsidiaries, we offer a broad array of financial services to consumer and commercial customers. Since 1994, our organization has grown significantly, primarily as a result of our acquisition strategy, as well as through internal growth. We currently have banking operations in California, Illinois, Missouri and Texas. At September 30, 2002, we had total assets of $7.17 billion, loans, net of unearned discount, of $5.46 billion, total deposits of $6.03 billion and total stockholders' equity of $506.2 million.

         Through our subsidiary banks, we offer a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, we market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. We also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing. Other financial services offered include mortgage banking, debit cards, brokerage services, credit-related insurance, internet banking, automated teller machines, telephone banking, safe deposit boxes, escrow and bankruptcy deposit services, stock option services, and trust, private banking and institutional money management services.

         We operate through two subsidiary banks, as follows:

                                                   Geographic (Number of) Locations               Total Assets
                   Name                                  at September 30, 2002                at September 30, 2002
--------------------------------------------    ----------------------------------------    --------------------------
                                                                                               (dollars expressed
                                                                                                  in thousands)

First Bank                                      Missouri (43) and Illinois (51)                    $4,063,159

First Bank and Trust                            California (49) and Texas (8)                       3,139,170


         We anticipate merging our bank subsidiaries, First Bank and First Bank & Trust, during the first quarter of 2003 to allow certain administrative and operational economies not available while the two banks maintain separate charters.

         Acquisitions may serve to enhance our presence in a given market, to expand the extent of our market area or to enable us to enter into new or noncontiguous markets. Initially, we made acquisitions solely within Missouri and Illinois. In the early 1990's, however, the pricing of acquisitions in these areas escalated beyond the levels we believed to be desirable, causing us to explore acquisitions in other markets. This effort led to the acquisition of BancTEXAS Group, Inc. in 1994, which had offices in Dallas and Houston, Texas, and subsequent acquisitions of financial institutions that had offices located in the San Francisco - Sacramento corridor in Northern California and Orange County in Southern California during the six years ended December 31, 2000. Our emphasis in recent acquisitions has been to enhance our presence in markets we currently serve. In 2001, we completed two acquisitions in Southern California that increased our market share in Los Angeles and Orange Counties, and extended our market into neighboring Riverside County. In addition, in 2001 we completed an acquisition in Swansea, Illinois of a bank holding company that increased our presence in the Illinois areas immediately east and north of St. Louis. In 2002, we completed an acquisition in Des Plaines, Illinois, in the Chicago metropolitan area, and two branch offices in Denton and Garland, Texas, in the Dallas metropolitan area. In addition, we currently have one pending acquisition in Ste. Genevieve, Missouri that will further expand our Midwest franchise south of St. Louis.

         Various trusts, which were created by and are administered by and for the benefit of Mr. James F. Dierberg, our Chairman of the Board and Chief Executive Officer, and members of his immediate family, own all of our voting stock. Mr. Dierberg and his family, therefore, control our management and policies.

Growth Strategy

         Our primary strategic objective remains to achieve progressive and profitable growth through the continued development of our banking franchise, as supplemented by periodic acquisitions of other financial institutions. We believe significant opportunities exist for financial organizations to grow and prosper by delivering quality products and by providing personal service to individuals and small to mid-sized businesses. Consequently, we emphasize continually improving the knowledge and skills of our people, enhancing our service quality, and making our services competitive in the marketplace and convenient to our customers. By combining these attributes, we believe we can realize many of the efficiencies available to larger organizations and still provide the opportunity for customers to receive the personalized service that they find attractive in smaller organizations.

         At the same time, we recognize that consolidation within the banking industry and increasing competition from substantially larger banks, as well as organizations other than banks, create pressures on interest margins and operating costs. We believe that to counteract these pressures we must operate efficiently and achieve a greater long-term growth rate than can be accomplished solely by our marketing and business development efforts. Therefore, we supplement these growth efforts with acquisitions of other financial services entities. Our acquisitions may serve to enhance our presence in a given market, to expand the extent of our market areas or to enable us to enter new markets.

         Primary responsibility for managing our subsidiary banking units rests with the officers and directors of each unit, but we centralize overall corporate policies, procedures and administrative functions and provide centralized operational support functions for our subsidiaries. This practice allows us to achieve operating efficiencies while allowing our subsidiary banking units to focus on customer service.

Financial Summary

         To support our growth strategy, we emphasize earnings performance, as well as retaining and investing those earnings. Consequently, we have never paid, and have no present intention to pay, dividends on our common stock. Furthermore, the dividends paid on our Class A and B preferred stock currently represent less than 2.0% of our current net income before dividends. As a result, between December 31, 1997 and December 31, 2001, our common stockholders' equity grew at a compound annual growth rate of approximately 18.8%.

                                                            Compound
                                                            Growth or
                                                         Average for the
                                  As of or for the          Five Years
                                 Nine Months Ended             Ended
                                   September 30,           December 31,         As of or for the Year Ended December 31,
                                -------------------- ------------------------ ------------------------------------------
                                  2002       2001       2001(1)       2001       2000       1999       1998        1997
                                --------- ---------- -------------- --------- --------- ----------- ---------- ---------
                                                                (dollars in thousands)

Net income.................  $   30,362      34,632       18.2%   $   64,514     56,107     44,178     33,510      33,027
Loans, net of unearned
     discount..............   5,464,020   4,774,300       15.9     5,408,869  4,752,265  3,996,324  3,580,105   3,002,200
Total assets...............   7,171,534   5,976,773       12.9     6,778,451  5,876,691  4,867,747  4,554,810   4,165,014
Common stockholders'
     equity................     493,131     425,766       18.8       435,594    339,783    281,842    250,300     218,474
Total stockholders'
     equity................     506,194     438,829       18.0       448,657    352,846    294,905    263,363     231,537
Return on average total
     stockholders'
     equity (2)............        8.67%      11.88%     15.15%        15.96%     17.43%     15.79%     13.64%      12.91%
Number of locations........         151         142         --           150        140        135        135         131

---------------------
(1)  For the period indicated, these figures represent compound annual growth rates of net income, loans, net of unearned discount, total assets, common stockholders' equity and total stockholders' equity and average return on average total stockholders'
     equity.

(2)  Ratios for the nine-month periods are annualized.

         Our address is 135 North Meramec, Clayton, Missouri 63105, and our telephone number is (314) 854-4600.

                        First Preferred Capital Trust IV

         We recently formed the trust as an additional financing subsidiary. Upon issuance of the preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding preferred securities of the trust. In exchange for our capital contribution to the trust, we will own all of the common securities of the trust. The sole revenues of the trust will be payments that we make on the subordinated debentures. The trust exists exclusively for the following purposes:

         o    issuing the preferred securities to the public for cash;

         o    issuing the common securities to us;

         o investing the proceeds from the sale of the preferred and common securities in an equivalent amount of % subordinated debentures due June 30, 2033, to be issued by us; and

         o    engaging in activities that are incidental to those listed above.

         The trust's address is 135 North Meramec, Clayton, Missouri 63105, and its telephone number is (314) 854-4600.




                                                The Offering

The issuer.......................................     First Preferred Capital Trust IV

Securities being offered.........................     1,600,000 preferred securities, which represent preferred
                                                      undivided beneficial interests in the assets of the trust.
                                                      Those assets will consist solely of the subordinated
                                                      debentures and payments received on the subordinated
                                                      debentures. The trust will sell the preferred securities to the public for cash. The trust will use that cash to buy the subordinated debentures from us.

Offering price...................................     $25 per preferred security.

When we will pay distributions
       to you....................................     Your purchase of the preferred securities entitles you to
                                                      receive cumulative cash distributions at a            % annual
                                                      rate. Distributions will accumulate from the date the trust issues the preferred securities and will be paid quarterly on
                                                      March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2003. As long as the preferred securities are represented by a global security, the record date for
                                                      distributions on the preferred securities will be the business day prior to the distribution date. We may defer the payment of cash distributions, as described below.

When we must redeem the
       preferred securities......................     The subordinated debentures will mature and the preferred
                                                      securities must be redeemed by June 30, 2033. We have the
                                                      option, however, to shorten the maturity date to a date not earlier than June 30, 2008. We will not shorten the maturity date unless we have received the prior approval of the Board of Governors of the Federal Reserve System, if required.

Redemption of the preferred
       securities before June 30, 2033
       is possible...............................     The trust must redeem the preferred securities when the
                                                      subordinated debentures are paid at maturity or upon any
                                                      earlier redemption of the subordinated debentures. We may
                                                      redeem all or part of the subordinated debentures at any time on or after June 30, 2008. In addition, we may redeem, at any time, all of the subordinated debentures if:

                                                         o   the interest we pay on the subordinated debentures is no
                                                             longer deductible by us for federal income tax purposes,
                                                             the trust becomes subject to federal income tax, or the
                                                             trust becomes or will become subject to certain other
                                                             taxes or governmental charges;

                                                         o   existing laws or regulations change in a manner requiring
                                                             the trust to register as an investment company; or

                                                         o   the capital adequacy guidelines of the Federal Reserve
                                                             change so that the preferred securities are not eligible
                                                             to be counted as Tier I capital.

                                                      We may also redeem the subordinated debentures at any time, and from time to time, in an amount equal to the liquidation amount of any preferred securities we purchase, plus a proportionate amount of common securities of the trust, but only in exchange for a like amount of the preferred securities and common securities of the trust then owned by us.

                                                      Redemption of the subordinated debentures prior to maturity will be subject to the prior approval of the Federal Reserve, if approval is then required. If your preferred securities are redeemed by the trust, you will receive the liquidation amount of $25 per preferred security, plus any accrued and unpaid distributions to the date of redemption.

We have the option to
       extend the interest
       payment period............................     The trust will rely solely on payments made by us under the subordinated debentures to pay distributions on the preferred securities. As long as we are not in default under the
                                                      indenture relating to the subordinated debentures, we may, at one or more times, defer interest payments on the subordinated debentures for up to 20 consecutive quarters, but not beyond
                                                      June 30, 2033. If we defer interest payments on the
                                                      subordinated debentures:

                                                         o   the trust will also defer distributions on the
                                                             preferred securities;

                                                         o   the distributions you are entitled to will
                                                             accumulate; and

                                                         o   these accumulated distributions will earn interest at
                                                             an annual rate of      %, compounded quarterly, until
                                                             paid.

                                                      At the end of any deferral period, we will be obligated to pay to the trust all accrued and unpaid interest under the
                                                      subordinated debentures.  The trust will then pay all accumulated and unpaid distributions to you to the extent that the trust has received accrued and unpaid interest under the subordinated debentures.






You will still be taxed if
       distributions on the
       preferred securities are
       deferred..................................     If a deferral of distributions on the preferred securities occurs, you must recognize the deferred amounts as interest income for United States federal income tax purposes in
                                                      advance of receiving these amounts, even if you are a cash basis taxpayer.

Our guarantee of payment.........................     We guarantee the trust will use its assets to pay the
                                                      distributions on the preferred securities and the liquidation amount upon liquidation of the trust. However, the guarantee does not apply when the trust does not have sufficient funds to make the payments. If we do not make interest payments on the subordinated debentures, the trust will not have
                                                      sufficient funds to make distributions on the preferred
                                                      securities. In this event, your remedy is to institute a legal proceeding directly against us for enforcement of payments under the subordinated debentures.

We may distribute the
       subordinated debentures
       directly to you...........................     We may, at any time, dissolve the trust and distribute the subordinated debentures to you, subject to the prior approval of the Federal Reserve, if required. If we distribute the
                                                      subordinated debentures, we will use our best efforts to list them on a national securities exchange or comparable automated quotation system.

How the securities will rank in
       right of payment..........................     Our obligations under the preferred securities, subordinated debentures and guarantee are unsecured and will rank as
                                                      follows with regard to right of payment:

                                                         o   the preferred securities will rank equally with
                                                             the common securities of the trust. The trust
                                                             will pay distributions on the preferred securities and
                                                             the common securities on a pro rata basis. However, if we
                                                             default with respect to the subordinated debentures, then
                                                             no distributions on the common securities of the trust or
                                                             our common stock will be paid until all accumulated and
                                                             unpaid distributions on the preferred securities have
                                                             been paid;

                                                       o     our obligations under the subordinated debentures and
                                                             the guarantee are unsecured and generally will rank:
                                                             (1) junior in priority to our existing and future
                                                             senior and senior subordinated indebtedness, (2)
                                                             equal in priority to our subordinated debentures
                                                             associated with the $183.7 million of trust preferred
                                                             securities that four of our other financing
                                                             subsidiaries will have outstanding (after giving



                                                              effect to the redemption of $86.3 million of
                                                              subordinated debentures associated with trust
                                                              preferred securities that we anticipate will be
                                                              effected in part with the proceeds of this offering)
                                                              and (3) equal in priority to subordinated debentures
                                                              that we anticipate issuing in connection with a
                                                              private placement of $25.0 million of trust preferred
                                                              securities by a newly formed financing subsidiary;
                                                              and

                                                         o    because we are a holding company, the subordinated
                                                              debentures and the guarantee will effectively
                                                              be subordinated to all existing and future liabilities
                                                              of our subsidiaries with respect to the assets of each
                                                              such subsidiary. These liabilities include all
                                                              depositors' claims.

Voting rights of the preferred                        Except in limited circumstances, holders of the preferred
       securities................................     securities will have no voting rights.

New York Stock Exchange                               The Preferred Securities have been approved for listing on the
       symbol....................................     New York Stock Exchange under the symbol FBSPrA subject to notice of issuance.
 You will not receive
       certificates..............................     The preferred securities will be represented by a global
                                                      security that will be deposited with and registered in the name of The Depository Trust Company, New York, New York, or its nominee. This means that you will not receive a
                                                      certificate for the preferred securities, and your beneficial ownership interests will be recorded through the DTC
                                                      book-entry system.

How the proceeds of this
       offering will be used.....................     The trust will invest the proceeds from the sale of the
                                                      preferred securities in the subordinated debentures. We
                                                      estimate the entire net proceeds to us from the sale of the subordinated debentures to the trust, after deducting
                                                      underwriting expenses and commissions, will be approximately
                                                      $38.4 million.  We expect to use the net proceeds from the sale of the subordinated debentures to redeem the subordinated debentures associated with the 9.25% trust preferred
                                                      securities issued by one of our financing subsidiaries in
                                                      1997.  Currently, there is approximately $88.9 million in
                                                      principal amount of such subordinated debentures outstanding.
                                                      Remaining funds necessary to complete this redemption will be provided from available cash, the issuance of $25.0 million in principal amount of subordinated debentures in connection with a private placement of trust preferred securities, and
                                                      borrowings under our revolving credit line with a group of unaffiliated financial institutions.

         Before purchasing the preferred securities being offered, you should carefully consider the "Risk Factors" beginning on page 12.



                                               SUMMARY CONSOLIDATED AND OTHER FINANCIAL DATA

         The summary consolidated financial and other data set forth below, insofar as they relate to the five years ended
December 31, 2001, are derived from our consolidated financial statements, which have been audited by KPMG LLP. The summary consolidated financial and other data set forth below for the nine-month periods ended September 30, 2002 and 2001, are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of results as of and for the nine-month periods indicated, have been included. This information is qualified by reference to our consolidated financial statements included herein, and should be read in conjunction with such consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and
Results of Operations." Results for past periods are not necessarily indicative of results that may be expected for future periods and results for the nine-month period ended September 30, 2002 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2002.

                                                           As of and for the
                                                           Nine Months Ended
                                                           September 30, (1)    As of or for the Year Ended December 31, (1)
                                                          --------------------  ------------------------------------------------
                                                             2002       2001      2001      2000      1999     1998      1997
                                                          --------- ----------   -------- --------- --------- --------- ---------
                                                                 (dollars expressed in thousands, except per share data)
Income Statement Data:
    Interest income....................................   $  319,726   340,117   444,743   422,826   353,082   327,860   295,101
    Interest expense...................................      121,735   164,840   209,604   200,852   170,751   172,021   156,153
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Net interest income................................      197,991   175,277   235,139   221,974   182,331   155,839   138,948
    Provision for loan losses..........................       38,700    13,910    23,510    14,127    13,073     9,000    11,300
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Net interest income after provision for loan losses      159,291   161,367   211,629   207,847   169,258   146,839   127,648
    Noninterest income.................................       64,840    57,744    98,609    42,778    41,650    36,497    25,697
    Noninterest expense................................      175,232   157,361   211,671   157,990   138,757   128,862   102,965
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Income before provision for income taxes,
      minority interest in income of subsidiary
      and cumulative effect of change
      in accounting principle..........................       48,899    61,750    98,567    92,635    72,151    54,474    50,380
    Provision for income taxes.........................       17,471    24,120    30,048    34,482    26,313    19,693    16,083
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Income before minority interest in income
      of subsidiary and cumulative effect of
      change in accounting principle...................       31,428    37,630    68,519    58,153    45,838    34,781    34,297
    Minority interest in income of subsidiary..........        1,066     1,622     2,629     2,046     1,660     1,271     1,270
                                                          ---------- --------- --------- --------- --------- --------- ---------
    Income before cumulative effect of change in
      accounting principle.............................       30,362    36,008    65,890    56,107    44,178    33,510    33,027
    Cumulative effect of change in accounting
      principle, net of tax............................           --    (1,376)   (1,376)       --        --        --        --
                                                          ---------- --------- --------- --------- --------- --------- ---------

    Net income.........................................   $   30,362    34,632    64,514    56,107    44,178    33,510    33,027
                                                          ========== ========= ========= ========= ========= ========= =========
Dividends:
    Preferred stock....................................   $      524       524       786       786       786       786     5,067
    Common stock.......................................           --        --        --        --        --       --         --
    Ratio of total dividends declared to net income....         1.73%     1.51%     1.22%     1.40%     1.78%     2.35%    15.34%
Balance Sheet Data:
    Investment securities..............................   $  914,875   533,149   631,068   563,534   451,647   534,796   795,530
    Loans, net of unearned discount....................    5,464,020 4,774,300 5,408,869 4,752,265 3,996,324 3,580,105 3,002,200
    Total assets.......................................    7,171,534 5,976,773 6,778,451 5,876,691 4,867,747 4,554,810 4,165,014
    Total deposits.....................................    6,025,703 5,072,090 5,683,904 5,012,415 4,251,814 3,939,985 3,684,595
    Notes payable......................................           --    29,500    27,500    83,000    64,000    50,048    55,144
    Guaranteed preferred beneficial interests in
      First Banks, Inc. and First Banks America,
      Inc. subordinated debentures.....................      267,632   182,945   235,881   182,849   127,611   127,443    83,183
    Common stockholders' equity........................      493,131   425,766   435,594   339,783   281,842   250,300   218,474
    Total stockholders' equity.........................      506,194   438,829   448,657   352,846   294,905   263,363   231,537
Earnings Ratios:
    Return on average total assets (2).................         0.58%     0.79%     1.08%     1.09%     0.95%     0.78%     0.87%
    Return on average total stockholders' equity (2)...         8.67     11.88     15.96     17.43     15.79     13.64     12.91
    Efficiency ratio (3)...............................        66.67     67.53     63.42     59.67     61.95     67.00     62.54
    Net interest margin (2) (4)........................         4.23      4.40      4.34      4.65      4.24      3.94      3.88
Asset Quality Ratios:
    Allowance for loan losses to loans.................         2.01      1.69      1.80      1.72      1.72      1.70     1.68
    Nonperforming loans to loans (5)...................         1.82      0.94      1.24      1.12      0.99      1.22     0.80
    Allowance for loan losses to
      nonperforming loans (5)..........................       110.72    179.05    144.36    153.47    172.66    140.04    209.88
    Nonperforming assets to loans and
      other real estate (6)............................         1.87      1.02      1.32      1.17      1.05      1.32      1.04
    Net loan charge-offs to average loans (2)..........         0.68      0.41      0.45      0.17      0.22      0.05      0.27
Capital Ratios:
    Average total stockholders' equity to
      average total assets.............................         6.71      6.63      6.74      6.25      6.01      5.74      6.71
    Total risk-based capital ratio.....................        10.97     10.98     10.53     10.21     10.05     10.27     10.26
    Leverage ratio.....................................         6.86      7.67      7.25      7.46      7.15      6.78      6.80


Ratio of Earnings to Fixed Charges: (7)
    Including interest on deposits.....................         1.37x     1.36x     1.44x     1.44x     1.40x     1.31x     1.31x
    Excluding interest on deposits.....................         2.46      3.07      3.47      3.75      3.22      3.16      3.25
    ------------------------------
(1)  The comparability of the selected data presented is affected by the acquisitions of 13 banks and five purchases of branch offices during the five-year period ended December 31, 2001, and the acquisition of one bank and two purchases of branch offices during the nine-month period ended September 30, 2002. These acquisitions were accounted for as purchases and, accordingly, the selected data includes the financial position and results of operations of each acquired entity only for the periods subsequent to its respective date of acquisition.
(2)  Ratios for the nine-month periods are annualized.
(3)  Efficiency ratio is the ratio of noninterest expense to the sum of net interest income and noninterest income.
(4)  Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.
(5)  Nonperforming loans consist of nonaccrual loans and certain loans with restructured terms.
(6)  Nonperforming assets consist of nonperforming loans and other real estate.
(7)  For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus interest and rent expense. Fixed charges consist of interest and rent expense.

                               RECENT DEVELOPMENTS

         On January 28, 2003, we issued a press release reporting our unaudited financial data as of December 31, 2002 and for the three months and year then ended. We reported net income for the years ended December 31, 2002 and 2001 of $45.2 million and $64.5 million, respectively. Results for 2002 reflect increased net interest income offset by higher operating expenses primarily resulting from our acquisitions completed in 2001 and 2002. We also experienced increased provisions for loan losses, indicative of the current economic environment, reflected in increased charge-off, past due and nonperforming trends. For the three months ended December 31, 2002 and 2001, our net income was $14.8 million and $29.9 million, respectively. Included in the fourth quarter and year ended December 31, 2001 were a nonrecurring gain of $12.4 million, net of related income taxes, relating to the exchange of our investment in an unaffiliated financial institution for cash and stock in another unaffiliated financial institution, and a nonrecurring adjustment of the deferred income tax valuation reserve of $8.1 million, both of which increased net income.

         The implementation of Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, on January 1, 2002, resulted in the discontinuation of amortization of certain intangibles associated with the purchase of subsidiaries. If we had implemented SFAS No. 142 at the beginning of 2001, net income for the three months and year ended December 31, 2001 would have increased $2.6 million and $8.1 million, respectively. In addition, the implementation of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001, resulted in the recognition of a cumulative effect of change in accounting principle of $1.4 million, net of tax, which reduced net income. Excluding this item, net income would have been $65.9 million for the year ended December 31, 2001.

         The decline in our earnings in 2002 primarily resulted from the reduced interest rate environment and weak economic conditions within our market areas, and the related decline in asset quality. Throughout 2002, we experienced higher-than-normal loan charge-offs, loan delinquencies and nonperforming loans that led to significant increases in the provision for loan losses, thereby reducing net income. While we believe we have aggressively addressed the asset quality problems that have arisen throughout the year, we continue to closely monitor our operations to address the challenges posed by the current economic environment, including reduced loan demand and lower prevailing interest rates.

         We experienced continuing growth of net interest income primarily resulting from increased earning assets generated through our acquisitions of Union Financial Group, Ltd., or Union, completed in the fourth quarter of 2001, which provided assets of $360.0 million, as well as Plains Financial Corporation, or Plains, completed in January 2002 and two Texas branch purchases completed in June 2002, which provided assets of $256.3 million and $63.7 million, respectively. In addition, the earnings on our interest rate swap agreements that we entered into in conjunction with our interest rate risk management program largely mitigated the effects of declining interest rates, further contributing to our increased net interest income. The derivative financial instruments used to hedge our interest rate risk contributed $15.1 million and $53.0 million to net interest income for the three months and year ended December 31, 2002, respectively, compared to $10.6 million and $23.4 million for the comparable periods in 2001. Net interest income was also affected by an increase in guaranteed preferred debentures expense resulting from the issuance of trust preferred securities by First Preferred Capital Trust III in November 2001 and First Bank Capital Trust in April 2002. The increase in net interest income, however, was partially offset by reductions in prevailing interest rates and generally weaker loan demand, resulting in the decline in our net interest margin from 4.34% in 2001 to 4.24% in 2002.

         We recorded provisions for loan losses of $16.8 million and $55.5 million for the three months and year ended December 31, 2002, respectively, compared to $9.6 million and $23.5 million for the comparable periods in 2001. The significant increase in the provision for loan losses during 2002 reflects a higher level of problem loans and related loan charge-offs and past due loans resulting from the economic conditions within our markets, additional problems identified in certain acquired loan portfolios and continuing deterioration in the portfolio of leases to the airline industry. Net loan charge-offs also increased significantly to $27.2 million and $54.6 million for the three months and year ended December 31, 2002, compared to $7.2 million and $22.0 million for the comparable periods in 2001. Included in this total were charge-offs aggregating $38.6 million on ten large credit relationships, representing nearly 71% of net loan charge-offs in 2002. Additionally, nonperforming assets at December 31, 2002 increased $11.2 million to $82.8 million from $71.6 million at December 31, 2001, further contributing to the need for increased provisions for loan losses in 2002.

         Noninterest income decreased to $24.6 million and $89.5 million for the three months and year ended December 31, 2002, respectively, from $40.9 million and $98.6 million for the comparable periods in 2001. A significant component of the decrease in noninterest income was a $19.1 million gain recorded in the fourth quarter of 2001 in conjunction with the exchange of an equity investment in the common stock of an unaffiliated financial institution for cash and an equity investment in the acquiring unaffiliated financial institution. The decrease in 2002 also reflects the decline in net gains on derivative instruments due primarily to $4.1 million of gains resulting from the terminations of certain interest rate swap and floor agreements during 2001, and changes in the fair value of interest rate cap agreements and fair value hedges. In addition, we recorded a gain of $1.9 million on the sale of our credit card portfolio in 2001. The overall decline in noninterest income was partially offset by increases in service charges on deposit accounts and customer service fees, loan servicing fees, gains on mortgage loans sold, income earned on bank-owned life insurance, income associated with our Institutional Money Management and International Banking Divisions and a gain on the sale of certain operating lease equipment.

         Operating expenses were $57.5 million and $232.8 million for the three months and year ended December 31, 2002, respectively, compared to $54.3 million and $211.7 million for the comparable periods in 2001. The increase in operating expenses reflects increases in salaries and employee benefit expenses, occupancy, furniture and equipment expenses associated with the expansion of corporate and branch facilities, and information technology fees due to growth and technological advancements in our product and service offerings. These higher operating expenses reflect our acquisitions and significant investments that have been made in personnel, technology, equipment, facilities and new product and business lines as part of our overall strategic growth plan. The overall increase in operating expenses was partially offset by the implementation of SFAS 142 in January 2002 and the related discontinuation of amortization of certain intangibles associated with the purchase of subsidiaries. Amortization of intangibles for the three months and year ended December 31, 2002 was $532,000 and $2.0 million, respectively, compared to $2.7 million and $8.2 million for the comparable periods in 2001.

         The condensed consolidated financial data set forth below for the three months and years ended December 31, 2002 and 2001, are derived from our consolidated financial statements. The consolidated financial information is unaudited and is qualified by reference to our consolidated financial statements appearing elsewhere in this prospectus, and this information should be read in conjunction with such consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In our opinion, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of results as of and for the three months and year ended December 31, 2002, have been included. Results for past periods are not necessarily indicative of results that may be expected for future periods.

                                Condensed Consolidated Statements of Income - (Unaudited)


                                                                           Three Months Ended        Year Ended
                                                                              December 31,          December 31,
                                                                           --------------------  ------------------
                                                                            2002        2001      2002       2001
                                                                            ----        ----      ----       ----
                                                                               (dollars expressed in thousands)

Interest income..........................................................  $ 105,184   104,626    424,910   444,743
Interest expense.........................................................     35,005    44,764    156,740   209,604
                                                                           ---------  --------   --------  --------
     Net interest income.................................................     70,179    59,862    268,170   235,139
Provision for loan losses................................................     16,800     9,600     55,500    23,510
                                                                           ---------  --------   --------  --------
     Net interest income after provision for loan losses.................     53,379    50,262    212,670   211,629
Noninterest income.......................................................     24,615    40,865     89,455    98,609
Noninterest expense......................................................     57,524    54,310    232,756   211,671
                                                                           ---------  --------   --------  --------
     Income before provision for income taxes, minority
       interest in income of subsidiary and cumulative
       effect of change in accounting principle...................            20,470    36,817     69,369    98,567
Provision for income taxes...............................................      5,300     5,928     22,771    30,048
                                                                           ---------  --------   --------  --------
     Income before minority interest in income of
       subsidiary and cumulative effect of
       change in accounting principle ...................................     15,170    30,889     46,598    68,519
Minority interest in income of subsidiary................................        365     1,007      1,431     2,629
                                                                           ---------  --------   --------  --------
     Income before cumulative effect of change in accounting principle...     14,805    29,882     45,167    65,890
Cumulative effect of change in accounting principle, net of tax..........         --        --         --    (1,376)
                                                                           ---------  --------   --------  --------
     Net income..........................................................     14,805    29,882     45,167    64,514
Preferred stock dividends................................................        262       262        786       786
                                                                           ---------  --------   --------  --------
     Net income available to common stockholders.........................  $  14,543    29,620     44,381    63,728
                                                                           =========  ========   ========  ========

Basic earnings per common share:
     Income before cumulative effect of change in accounting principle...  $  614.64  1,251.86   1,875.69  2,751.54
     Cumulative effect of change in accounting principle, net of tax.....         --        --         --    (58.16)
                                                                           ---------  --------   --------  --------
     Basic...............................................................  $  614.64  1,251.86   1,875.69  2,693.38
                                                                           =========  ========   ========  ========
Diluted earnings per common share:
     Income before cumulative effect of change in accounting principle...  $  609.63  1,225.79   1,853.64  2,684.93
     Cumulative effect of change in accounting principle, net of tax.....         --        --         --    (58.16)
                                                                           ---------  --------   --------  --------
     Diluted.............................................................  $  609.63  1,225.79   1,853.64  2,626.77
                                                                           =========  ========   ========  ========

                         Condensed Consolidated Balance Sheet information - (Unaudited)

                                                                                    December 31,      December 31,
                                                                                        2002              2001
                                                                                        ----              ----
                                                                                   (dollars expressed in thousands)

Investment securities.............................................................    $  1,137,320         631,068
Loans, net of unearned discount....................................................      5,432,588       5,408,869
Allowance for loan losses..........................................................         99,439          97,164
Total assets.......................................................................      7,342,800       6,778,451
Total deposits.....................................................................      6,172,820       5,683,904
Notes payable......................................................................          7,000          27,500
Guaranteed preferred beneficial interests in subordinated debentures...............        270,039         235,881
Total stockholders' equity.........................................................        519,041         448,657
Nonperforming assets...............................................................         82,774          71,624

                                  Selected Financial Ratios - (Unaudited)

                                                                           Three Months Ended        Year Ended
                                                                              December 31,          December 31,
                                                                           --------------------   ----------------
                                                                            2002        2001      2002       2001
                                                                            ----        ----      ----       ----

Return on average assets.................................................   0.81%        1.87%    0.64%      1.08%
Return on average stockholders' equity...................................  11.52        26.50     9.44      15.96
Net interest margin......................................................   4.27         4.19     4.24       4.34
Efficiency Ratio.........................................................  60.68        53.92    65.08      63.42


                                  RISK FACTORS

         An investment in the preferred securities involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in the trust before you purchase the preferred securities offered by this prospectus.

         Because the trust will rely on the interest payments it receives on the subordinated debentures to fund all distributions on the preferred securities, and because the trust may distribute the subordinated debentures in exchange for the preferred securities, purchasers of the preferred securities are making an investment decision that relates to the subordinated debentures being issued by First Banks, Inc. as well as the preferred securities. Purchasers should carefully review the information in this prospectus about the preferred securities, the subordinated debentures and the guarantee.

                       Risks Related to First Banks, Inc.

We pursue acquisitions to supplement internal growth. Acquisitions involve varying degrees of inherent risk that could affect our profitability.

          o Acquisitions of other banks or businesses may expose us to asset quality problems, higher than anticipated expenses, operational problems or unknown or contingent liabilities of the entities we acquire. If the quantity of these problems exceeds our estimates, our earnings and financial condition may be adversely affected.

          o Acquisitions generally require integration of the acquired entity's systems and procedures with ours in order to make the transaction economically feasible. This integration process is complicated and time consuming for us, and it can also be disruptive to the customers of the acquired business. If the integration process is not conducted successfully and with minimal effect on the business and its customers, we may not realize the anticipated economic benefits of particular acquisitions within the expected time frame, and we may lose higher than expected numbers of customers or employees of the acquired business.

Geographic distance between our operations increases operating costs and makes efforts to standardize operations more difficult.

         We operate banking offices in California, Illinois, Missouri and Texas. The noncontiguous nature of many of our geographic markets increases operating costs and makes it more difficult for us to standardize our business practices and procedures. As a result of our geographic dispersion, we face the following challenges:

          o Operation of information technology and item processing functions at remote locations including the transportation of documents and increased communications line charges from various service providers;

          o Control of correspondent accounts, reserve balances and wire transfers in different time zones;

          o Familiarizing personnel with our business environment, banking practices and customer requirements at geographically dispersed areas;

          o Providing administrative support, including accounting, human resources, loan servicing, internal audit and credit review at significant distances; and

          o    Establishing   and  monitoring   compliance  with  our  corporate
               policies and procedures in different areas.

Our emphasis in recent years on commercial real estate and construction lending in lieu of residential mortgage lending has increased our credit risk.

         Our expanded level of commercial real estate and construction lending carries with it greater credit risk than the credit risk associated with residential real estate lending. A substantial portion of the loans made by our subsidiary banks is secured by commercial real estate. Commercial real estate and real estate construction loans were $1.68 billion and $983.3 million at September 30, 2002, representing 30.8% and 18.0% of our loan portfolio, respectively. During the nine months ended September 30, 2002, we experienced increasing amounts of nonperforming loans and loan charge-offs within our portfolio of commercial real estate and real estate construction loan portfolios. Adverse developments affecting real estate in one or more of our markets could further increase the credit risk associated with our loan portfolio. See "--Management's Discussion and Analysis of Financial Condition and Results of Operations - Lending Activities" on page 56 and "--Management's Discussion and Analysis of Financial Condition and Results of Operation - Balance Sheet - Loans and Allowance for Loan Losses" on page 64.

Decreases in interest rates could have a negative impact on our profitability.

         Our earnings are principally dependent on net interest income. Net interest income is affected by many factors that are partly or completely beyond our control, including competition, general economic conditions and the policies of regulatory authorities, including the monetary policies of the Federal Reserve. Under our current interest rate risk position, our net interest income could be negatively affected by a further decline in interest rates. See "--Management's Discussion and Analysis of Financial Condition and Results of Operations - Interest Rate Risk Management" on page 47.

Our interest rate risk hedging activities may increase volatility in quarterly earnings.

         To offset the risks associated with the effects of changes in market interest rates, we enter into transactions designed to hedge our interest rate risk. The accounting for such hedging activities under accounting principles generally accepted in the United States of America requires our hedging instruments to be recorded at fair value. The effect of certain of our hedging strategies may result in volatility in our quarterly earnings as interest rates change or as the volatility in the underlying derivatives markets increases or decreases. The volatility in earnings is primarily a result of marking to market certain of our hedging instruments and/or modifying our overall hedge position.

The financial services business is highly competitive, and we face competitive disadvantages because of our size and the nature of banking regulation.

         We encounter strong direct competition for deposits, loans and other financial services in all of our market areas. Our principal competitors include other commercial banks, savings banks, savings and loan associations, mutual funds, finance companies, trust companies, insurance companies, leasing companies, credit unions, mortgage companies, private issuers of debt obligations and suppliers of other investment alternatives, such as securities firms and financial holding companies. Many of our non-bank competitors are not subject to the same degree of regulation as that imposed on bank holding companies, federally insured banks and national or state chartered banks. As a result, such non-bank competitors may have more flexibility than we do in providing certain services.

We may not be able to implement technological change as effectively as our competitors.

         The financial services industry is undergoing rapid technological change related to delivery and availability of products and services and operating efficiencies. In many instances technological improvements require significant capital expenditures. Many of our competitors have significantly greater resources than we have available.

Competition for acquisitions in the financial services industry and our status as a privately held company make our efforts to grow through acquisitions difficult.

         We face intense competition from other financial institutions in pursuing acquisitions, particularly related to price. Prices at which acquisitions can be made fluctuate with market conditions. We have experienced times during which acquisitions could not be made in specific markets at prices our management considered acceptable, and we expect that this situation will happen again. Because of our intention to remain a closely held company, we do not use common stock to make acquisitions. Our use of cash as acquisition consideration can be a disadvantage in acquisitions relative to other prospective acquirers in those instances in which selling stockholders desire a tax free exchange.

Further domestic terrorist attacks could adversely affect the domestic economy and our business.

         Additional terrorist attacks and further acts of violence in the United States could cause deterioration of the domestic economy which in turn can cause an increase in payment delinquencies and loan losses in our loan portfolio. The attacks on New York and Washington D.C. on September 11, 2001 appear to have prolonged a period of slow growth in the domestic economy, leading to low loan demand and an economy generally resistant to price increases. This operating environment has been difficult for many of our loan customers. In particular, such events may lead to reduced levels of travel, which could adversely affect our hotel loan and commercial airline equipment leasing portfolios. At September 30, 2002, we had $124.3 million in hotel loans and $47.3 million in commercial airline equipment leases. Any terrorist attack, any response to such an attack by the United States or any similar condition affecting the United States in general or any of the geographic areas in which we conduct substantial business could affect the value of the collateral underlying our loans and leases and materially adversely affect our results of operations.

We operate in a highly regulated environment. Recently enacted, proposed and future legislation and regulations may increase our cost of doing business.

         We and our subsidiaries are subject to extensive federal and state legislation, regulation and supervision. Recently enacted, proposed and future legislation and regulations have had and are expected to continue to have a significant impact on the financial services industry. Some of the legislative and regulatory changes including the Sarbanes-Oxley Act of 2002 and the USA Patriot Act of 2001, could increase our costs of doing business, particularly personnel and technology expenses necessary to maintain compliance with the expanded regulatory requirements. Additionally, the legislative and regulatory changes could reduce our ability to compete in certain markets. See "--Business
- Supervision and Regulation" beginning on page 78.

           Risks Related to an Investment in the Preferred Securities

If we do not make interest payments under the subordinated debentures, the trust will be unable to pay distributions and liquidation amounts. The guarantee will not apply because the guarantee covers payments only if the trust has funds available.

         The trust will depend solely on our interest payments on the subordinated debentures to make distributions to you on the preferred securities. If we default on our obligation to pay the principal or interest on the subordinated debentures, the trust will not have sufficient funds to pay distributions or the liquidation amount on the preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions on or to pay the liquidation amount of the preferred securities. Instead, you or the property trustee will have to institute a direct action against us to enforce the property trustee's rights under the indenture relating to the subordinated debentures.

Our ability to make interest payments on the subordinated debentures to the trust may be restricted by the ability of our subsidiaries to pay dividends or by regulatory action.

         Because we are a holding company, our ability to make interest payments on the subordinated debentures will depend on the ability of our subsidiaries to pay dividends to us, as well as available cash resources at the bank holding company level. Additionally, our regulators also may preclude us from making interest payments on the subordinated debentures in order to address any perceived deficiencies in our liquidity or regulatory capital levels. We cannot assure you that our subsidiaries will be able to pay dividends in the future necessary to allow us to make interest payments on the subordinated debentures. If we are unable to make interest payments on the subordinated debentures, the trust will not have funds sufficient to make distributions on the preferred securities. In the event that we are unable to make interest payments on the subordinated debentures, we could exercise our right to defer interest payments on the subordinated debentures, and the trust would not have funds available to make distributions on the preferred securities during such period. The commencement of a deferral period would likely cause the market price of the preferred securities to decline. The ability of each of our subsidiaries to pay dividends depends on its profitability and cash flow requirements and regulatory limitations. These regulatory limitations generally are based on capital levels and current and retained earnings. Based on applicable regulatory limitations, our subsidiaries had the capacity to pay us a total of approximately $31.3 million in dividends as of December 31, 2002.

A deferral of interest payments on the subordinated debentures may result in adverse federal income tax consequences to you.

         We may, at one or more times, defer interest payments on the subordinated debentures for up to 20 consecutive quarters. If we defer interest payments on the subordinated debentures, the trust will defer distributions on the preferred securities during any deferral period. During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the subordinated debentures held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date. You will also not receive the cash related to any accrued and unpaid interest from the trust if you sell the preferred securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the preferred securities. If you sell the preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

Our option to defer interest payments on the subordinated debentures, or the exercise of that option, could adversely affect the market price of the preferred securities.

         As a result of our right to defer interest payments, the market price of the preferred securities may be more volatile than the market prices of other securities without the deferral feature. We do not currently intend to exercise our right to defer interest payments on the subordinated debentures, but if we exercise our right in the future, the market price of the preferred securities would likely be adversely affected. The preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the subordinated debentures. If you sell the preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the preferred securities.

The subordinated debentures and the guarantee rank lower than most of our other indebtedness, and our holding company structure effectively subordinates any claims against us to those of our subsidiaries' creditors.

         Our obligations under the subordinated debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing and future senior and senior subordinated indebtedness. We did not have any senior and senior subordinated debt outstanding at March 12, 2003. In the event of a default under the terms of any senior or senior subordinated debentures, we may be precluded from making payments on the subordinated debentures. The issuance of the subordinated debentures and the preferred securities does not significantly limit our ability or the ability of our subsidiaries to incur additional indebtedness, guarantees or other liabilities. See "--Description of the Subordinated Debentures - Miscellaneous" on page 107.

         Because we are a holding company, the creditors of our subsidiaries, including depositors, also will have priority over you in any distribution of each subsidiary's assets in liquidation, reorganization or otherwise. Accordingly, the subordinated debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries with respect to the assets of each such subsidiary, and you should look only to our assets for payments on the preferred securities and the subordinated debentures.

We have made only limited covenants in the indenture and the trust agreement.

         The indenture governing the subordinated debentures and the trust agreement governing the trust do not contain significant covenant or other contractual protections to protect holders of the subordinated debentures or the preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the subordinated debentures or the guarantee.

You are subject to prepayment risk because we may redeem the subordinated debentures before June 30, 2033.

          o You should assume that we will redeem the subordinated debentures within 180 days of the occurrence of the adverse tax event, investment company or bank regulatory developments described under "--Description of the Subordinated Debentures - Redemption." o You also should assume that we will redeem the subordinated debentures at any time after June 30, 2008 if we are able to obtain capital at a lower cost than we must pay on the subordinated debentures or if it is otherwise in our best interest to redeem the subordinated debentures. If the subordinated debentures are redeemed prior to their maturity, the trust must redeem preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of the subordinated debentures redeemed. If the preferred securities are redeemed prior to their maturity, you may not be able to earn a return on the proceeds of the redemption as high as you were earning on the preferred securities.

          o From time to time, changes to the federal income tax law have been proposed that would, among other things, generally deny interest deductions to a corporate issuer relative to securities issued such as the preferred securities. These proposals were not enacted into law. Although it is impossible to predict future proposals, if a future proposal of this sort were to become effective in a form applicable to already issued and outstanding securities, we could be precluded from deducting interest on the subordinated debentures. Enactment of this type of proposal might in turn give rise to a tax event as described under "--Description of the Preferred Securities - Redemption or Exchange - Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event" on page 89.

We are allowed to distribute the debentures to you, which may have adverse tax consequences for you and which may adversely affect the market price of the preferred securities.

         The trust may be dissolved at any time before the stated maturity of the subordinated debentures on June 30, 2033. In the event of dissolution, and subject to the terms of the trust agreement, the trustees may distribute the subordinated debentures to you.

         Under current interpretations of United States federal income tax laws supporting classification of the trust as a grantor trust for tax purposes, a distribution of the subordinated debentures to you upon the dissolution of the trust would not be a taxable event to you. Nevertheless, if the trust is classified for United States income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the subordinated debentures would be a taxable event to you. In addition, if there is a change in law, a distribution of subordinated debentures upon the dissolution of the trust could be a taxable event to you.

Trading characteristics of the preferred securities may create adverse tax consequences for you.

         The preferred securities may trade at a price that does not reflect the value of accrued but unpaid interest on the underlying subordinated debentures. If you dispose of your preferred securities between record dates for payments on the preferred securities, you may have adverse tax consequences. Under these circumstances, you will be required to include accrued but unpaid interest on the subordinated debentures allocable to the preferred securities through the date of disposition in your income as ordinary income if you use the accrual method of accounting or if this interest represents original issue discount.

         If interest on the subordinated debentures is included in income under the original issue discount provisions, you would add this amount to your adjusted tax basis in your share of the underlying subordinated debentures deemed disposed. If your selling price is less than your adjusted tax basis, which will include all accrued but unpaid original issue discount interest included in your income, you could recognize a capital loss which, subject to limited exceptions, cannot be applied to offset ordinary income for federal income tax purposes. See "Material United States Federal Income Tax Consequences" beginning on page 114 for more information on possible adverse tax consequences to you.

There is no current public market for the preferred securities and their market price may be subject to significant fluctuations.

         There is currently no public market for the preferred securities. The New York Stock Exchange has approved the preferred securities for listing subject to notice of issuance. We expect trading to commence on the New York Stock Exchange within 30 days after the original issue date. There is no assurance, however, that an active or liquid trading market will develop for the preferred securities or that the listing of the preferred securities will continue on the New York Stock Exchange. If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities, which has initially been set as the liquidation amount for the preferred securities.

         Future trading prices of the preferred securities may be subject to significant fluctuations in response to prevailing interest rates, our future operating results and financial condition, the market for similar securities and general economic and market conditions. The market price for the preferred securities, or the subordinated debentures that you may receive in a distribution, is also likely to decline during any period that we are deferring interest payments on the subordinated debentures.

You must rely on the property trustee to enforce your rights if there is an event of default under the indenture.

         If an event of default occurs under the trust agreement that is attributable to our failure to pay interest or principal on the subordinated debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any remedies available to the holders of the subordinated debentures other than remedies available as the result of our failure to pay interest and principal on the subordinated debentures unless the property trustee fails to do so. See "--Description of Preferred Securities -Events of Default; Notice" on page 93 and "--Description of Subordinated Debentures - Enforcement of Certain Rights by Holders of the Preferred Securities" on page 106.

As a holder of preferred securities you have limited voting rights.

         Holders of preferred securities have limited voting rights. Your voting rights pertain primarily to amendments to the trust agreement. In general, only we can replace or remove any of the trustees. However, if an event of default under the trust agreement occurs and is continuing, the holders of at least a majority in aggregate liquidation amount of the preferred securities may replace the property trustee and the Delaware trustee.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Information appearing in this report, in documents incorporated by reference herein and in documents subsequently filed with the SEC that are not statements of historical fact are forward-looking statements with respect to our financial condition, results of operations and business. These forward-looking statements are subject to certain risks and uncertainties, not all of which can be predicted or anticipated. These risks and uncertainties include all of those risks and uncertainties identified under the heading "Risk Factors" beginning on page 12 of this prospectus. Factors that may cause our actual results to differ materially from those contemplated by the forward-looking statements herein include market conditions as well as conditions affecting the banking industry generally and factors having a specific impact on us, including but not limited to: fluctuations in interest rates and the economy, including the negative impact on the economy resulting from the events of September 11, 2001 in New York City and Washington D.C. and the national response to those events as well as the threat of future terrorist activities, potential wars and/or military actions related thereto, and domestic responses to terrorism or threats of terrorism; the impact of laws and regulations applicable to us and changes therein; the impact of accounting pronouncements applicable to us and changes therein; competitive conditions in the markets in which we conduct our operations, including competition from banking and non-banking companies with substantially greater resources than us, some of which may offer and develop products and services not offered by us; our ability to control the composition of our loan portfolio without adversely affecting interest income; the credit risks associated with consumers who may not repay loans; the geographic dispersion of our offices; the impact our hedging activities may have on our operating results; the highly regulated environment in which we operate; and our ability to respond to changes in technology. With regard to our efforts to grow through acquisitions, factors that could affect the accuracy or completeness of forward-looking statements contained herein include the competition of larger acquirers with greater resources; fluctuations in the prices at which acquisition targets may be available for sale; the impact of making acquisitions without using our common stock; and possible asset quality issues, unknown liabilities or integration issues with the businesses that we have acquired. We do not have a duty to and will not update these forward-looking statements. Readers of our prospectus should therefore not place undue reliance on forward-looking statements.

                                 USE OF PROCEEDS

         The trust will invest all of the proceeds from the sale of the preferred securities in the subordinated debentures. We anticipate that the net proceeds from the sale of the subordinated debentures will be approximately $38.4 million after deduction of offering expenses estimated to be $325,000 and underwriting commissions.

         We expect to use the entire net proceeds to redeem the subordinated debentures associated with the 9.25% trust preferred securities issued by our financing subsidiary, First Preferred Capital Trust, in 1997. Currently, there is approximately $88.9 million in principal amount of such subordinated debentures. Remaining funds necessary to complete this redemption of $50.5 million will be provided from available cash of approximately $10.4 million, the issuance of $25.0 million of additional trust preferred securities in a private placement to qualified institutional buyers, as described below, and borrowings under our revolving credit line with a group of unaffiliated financial institutions.

         We are currently in the process of completing a $25.0 million private placement of trust preferred securities pursuant to Rule 144A of the Securities Act of 1933. In conjunction with this private placement, we will form a new Connecticut business trust subsidiary, First Bank Statutory Trust, or FBST. We will own all of the common securities of FBST. The cumulative trust preferred securities of FBST will be privately held, and FBST will utilize the proceeds from the issuance of the common and preferred securities to purchase approximately $25.0 million of fixed rate subordinated debentures from us. The subordinated debentures will mature 30 years from the date of issuance. The subordinated debentures will be the sole asset of FBST. In connection with the issuance of the preferred securities, we will make certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by us on a subordinated basis of the obligations of FBST under FBST's preferred securities. Distributions on the FBST preferred securities will be payable quarterly in arrears on March 31, June 30, September 30 and December 31, beginning on March 31, 2003. We anticipate that the net proceeds for the sale of the trust preferred securities will be approximately $24.5 million after deduction of offering expenses, estimated to be $25,000, and private placement commissions.

         The revolving credit line initially provided a $90 million revolving credit line and a $20 million letter of credit. On December 31, 2002, the revolving credit line was amended, at the request of First Banks, to provide a $45 million revolving credit line and a $20 million letter of credit. Additionally, the revolving credit line was amended to reduce from 0.70% to 0.60% the minimum return on average assets ratio that First Banks is required to meet for the year ended December 31, 2002 and to add a covenant providing that for the quarter ending December 31, 2002 and each following quarter, First Banks is required to maintain a minimum return on average assets ratio, computed with respect to the current quarter annualized, of at least 0.80%. The revolving credit line defines return on average assets as the percentage determined by dividing First Banks' net income for the immediately preceding four calendar quarters by total average assets as reflected on First Banks' balance sheet at the end of the most recently completed calendar quarter. First Banks requested this amendment because it anticipated that its minimum return on average assets determined for the four quarters ended December 31, 2002 would be less than 0.70%. Interest is payable on outstanding principal loan balances at a floating rate equal to, either the lender's prime rate or, at our option, the Eurodollar rate plus a margin determined by the outstanding loan balances and our net income for the preceding four calendar quarters. If the loan balances outstanding under the revolving credit line are accruing at the prime rate, interest is to be paid monthly. If the loan balances outstanding under the revolving credit line are accruing at the London InterBank Offering Rate, or LIBOR, interest is payable based on the one, two, three or six-month LIBOR rates as selected by us. The revolving credit line matures on August 21, 2003 and is secured by a pledge of the stock of our banking subsidiaries.

                              ACCOUNTING TREATMENT

         The trust will be treated, for financial reporting purposes, as our subsidiary and, accordingly, the accounts of the trust will be included in our consolidated statements of income as interest expense. The preferred securities will be presented as a separate line item in our consolidated balance sheet under the caption "Guaranteed preferred beneficial interests in First Banks, Inc. subordinated debentures," or other similar caption. In addition, appropriate disclosures about the preferred securities, the guarantee and the subordinated debentures will be included in the notes to our consolidated financial statements.

         Our future reports filed under the Securities Exchange Act of 1934 will include a note to the consolidated financial statements stating that:

         o     the trust is wholly-owned;

         o the sole assets of the trust are the subordinated debentures, specifying the subordinated debentures' outstanding principal amount, interest rate and maturity date; and

         o our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities.

         We have not included separate financial statements of the trust in this prospectus. We do not consider that separate financial statements would be material to holders of preferred securities because we will own all of the trust's voting securities, the trust has no independent operations and we guarantee the payments on the preferred securities to the extent described in this prospectus.

                       MARKET FOR THE PREFERRED SECURITIES

         The preferred securities have been approved for listing on the New York Stock Exchange under the symbol "FBSPrA" subject to notice of issuance. We expect trading in the preferred securities on the New York Stock Exchange to begin within 30 days after the original issue date. We are not sure, however, whether an active and liquid trading market will develop, or if developed, will continue. The public offering price and distribution rate have been determined by negotiations among our representatives and the underwriters, and the public offering price of the preferred securities may not be indicative of the market price following the offering. See "Underwriting."

                                 CAPITALIZATION

         The following table sets forth (i) our consolidated capitalization at September 30, 2002 and (ii) our consolidated capitalization giving effect to the issuance of the preferred securities hereby offered by the trustand our receipt and utilization of the net proceeds from the corresponding sale of the subordinated debentures to the trust, and the issuance of $25.0 million of preferred securities in a private placement to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as if both of the sales of preferred securities had been consummated on September 30, 2002 to redeem the subordinated debentures associated with the 9.25% trust preferred securities issued by one of our financing subsidiaries and assuming the underwriters' over-allotment option was not exercised. This data should be read in conjunction with our consolidated financial statements and notes thereto.


                                                                                        September 30, 2002
                                                                              ---------------------------------------
                                                                                    Actual              As Adjusted
                                                                              -----------------       ---------------
                                                                                 (dollars expressed in thousands)
Long-Term Debt:

     Notes payable (1).....................................................     $       --              $   13,000
                                                                                ----------              ----------

Guaranteed Preferred Beneficial Interests in First Banks, Inc. and First
   Banks America Inc. Subordinated Debentures:
     Guaranteed preferred beneficial interests in First Banks, Inc.
         subordinated debentures (2)(3)(4).................................        227,789                 206,759
     Guaranteed preferred beneficial interests in First Banks America, Inc.
         subordinated debentures (2).......................................         46,336                  46,336
                                                                                ----------              ----------
         Total guaranteed preferred beneficial interests in subordinated
              debentures...................................................        274,125                 253,095
     Less unamortized expenses relating to the issuance of the preferred
         securities........................................................         (6,493)                 (8,643)
                                                                                ----------              ----------
         Total guaranteed preferred beneficial interests in subordinated
              debentures, net of expenses..................................        267,632                 244,452
                                                                                ----------              ----------

Stockholders' Equity:
     Preferred stock:
         $1.00 par value, 5,000,000 shares authorized, no shares issued
             and outstanding...............................................             --                      --
         Class A convertible, adjustable rate, $20.00 par value, 750,000
              shares authorized, 641,082 shares issued and outstanding.....         12,822                  12,822
         Class B adjustable rate, $1.50 par value, 200,000 shares
              authorized, 160,505 shares issued and outstanding............            241                     241
     Common stock, $250.00 par value, 25,000 shares authorized,
            23,661 shares issued and outstanding...........................          5,915                   5,915
     Capital surplus.......................................................          5,950                   5,950
     Retained earnings.....................................................        419,146                 419,146
     Accumulated other comprehensive income................................         62,120                  62,120
                                                                                ----------              ----------
         Total stockholders' equity........................................        506,194                 506,194
                                                                                ----------              ----------
         Total capitalization..............................................     $  773,826              $  763,646
                                                                                ==========              ==========
Capital Ratios: (5)(6)
     Leverage ratio (7)....................................................           6.86%                   6.86%
     Tier I capital ratio..................................................           7.79                    7.78
     Total risk based capital ratio........................................          10.97                   10.62


-----------------------------
(1) The proceeds of this offering will be used in their entirety to redeem the subordinated debentures associated with the $86.3 million issue of trust preferred securities by our financing subsidiary in 1997. The remaining funds necessary to complete this redemption ($47.9 million) will be provided from available cash of approximately $10.4 million, the issuance of $25.0 million of additional subordinated debentures in a private placement and borrowings under First Banks' revolving credit line. See "Use of Proceeds" beginning on page 19 of this prospectus for a description of the private placement and the revolving credit line and the amounts outstanding thereunder as of certain dates.
(2) Includes the effects of interest rate swap agreements. At September 30, 2002, the stated values of the guaranteed preferred beneficial interests in the First Banks, Inc. subordinated debentures and the First Banks America, Inc. subordinated debentures are $224.0 million and $46.0 million, respectively.
(3) Amounts include $25.0 million of variable rate subordinated debentures issued on April 10, 2002 by First Bank Capital Trust that rank equal in priority to $143.8 million of our subordinated debentures and, effective December 31, 2002, $46.0 million of FBA's subordinated debentures, and rank junior in priority to $55.2 million of our subordinated debentures that were issued in November 2001.
(4) The following is a reconciliation of the actual amount of guaranteed beneficial interests in First Banks, Inc. subordinated debentures to the as adjusted amount:

                                                                                            (dollars expressed
                                                                                               in thousands)

     Actual amount as of September 30, 2002....................................................  $ 227,789
     Termination of $86.3 million interest rate swap agreement on December 18, 2002............        220
     Redemption of subordinated debentures issued by First Preferred Capital Trust in 1997.....    (86,250)
     Issuance of subordinated debentures - First Bank Statutory Trust..........................     25,000
     Issuance of subordinated debentures - First Preferred Capital Trust IV....................     40,000
                                                                                                 ---------
     As adjusted amount as of September 30, 2002...............................................  $ 206,759
                                                                                                 =========

(5) The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the preferred securities, in a manner consistent with Federal Reserve regulations.
(6) The preferred securities have been structured to qualify as Tier I capital. However, in calculating the amount of Tier I qualifying capital, the preferred securities, together with any outstanding cumulative preferred stock of First Banks that may be outstanding in the future, may only be included up to the amount constituting 25% of Tier I core capital elements (including the preferred securities). Initially, none of the preferred securities will be considered Tier I capital because of the 25% limitation. The preferred securities will, however, be included in total risk-based capital.
(7) The leverage ratio is Tier I capital divided by average quarterly assets, after deducting intangible assets and net deferred tax assets in excess of regulatory maximum limits.


                                         SELECTED CONSOLIDATED AND OTHER FINANCIAL DATA

         The selected consolidated financial and other data set forth below, insofar as they relate to the five years ended
December 31, 2001, are derived from our consolidated financial statements, which have been audited by KPMG LLP.  The selected consolidated financial and other data set forth below for the nine-month periods ended September 30, 2002 and 2001, are derived from unaudited consolidated financial statements. In our opinion, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of results as of and for the nine-month periods indicated, have been included. This information is qualified by reference to our consolidated financial statements included herein, and this information should be read in conjunction with such consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of
Financial Condition and Results of Operations."  Results for past periods are not necessarily indicative of results that may be expected for future periods and results for the nine-month period ended September 30, 2002 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2002.

                                                           As of or for the
                                                           Nine Months Ended
                                                           September 30, (1)    As of or for the Year Ended December 31, (1)
                                                          -------------------   ---------------------------------------------
                                                            2002       2001      2001      2000      1999    1998      1997
                                                          -------- ----------   ------- --------- --------- -------- --------
                                                                 (dollars expressed in thousands, except per share data)
Income Statement Data:
    Interest income....................................   $319,726   340,117   444,743   422,826   353,082   327,860   295,101
    Interest expense...................................    121,735   164,840   209,604   200,852   170,751   172,021   156,153
                                                          --------   -------  --------  -------- --------- --------- ---------
    Net interest income................................    197,991   175,277   235,139   221,974   182,331   155,839   138,948
    Provision for loan losses..........................     38,700    13,910    23,510    14,127    13,073     9,000    11,300
                                                          --------   -------  --------  -------- --------- --------- ---------
    Net interest income after provision for
      loan losses......................................    159,291   161,367   211,629   207,847   169,258   146,839   127,648
    Noninterest income.................................     64,840    57,744    98,609    42,778    41,650    36,497    25,697
    Noninterest expense................................    175,232   157,361   211,671   157,990   138,757   128,862   102,965
                                                          --------   -------  --------  -------- --------- --------- ---------
    Income before provision for income taxes,
      minority interest in income of subsidiary
      and cumulative effect of change
      in accounting principle..........................     48,899    61,750    98,567    92,635    72,151    54,474    50,380
    Provision for income taxes.........................     17,471    24,120    30,048    34,482    26,313    19,693    16,083
                                                          --------   -------  --------  -------- --------- --------- ---------
    Income before minority interest in income of
      subsidiary and cumulative effect of change
      in accounting principle..........................     31,428    37,630    68,519    58,153    45,838    34,781    34,297
    Minority interest in income of subsidiary..........      1,066     1,622     2,629     2,046     1,660     1,271     1,270
                                                          --------   -------  --------  -------- --------- --------- ---------
    Income before cumulative effect of change in
      accounting principle.............................     30,362    36,008    65,890    56,107    44,178    33,510    33,027
    Cumulative effect of change in accounting
      principle, net of tax............................         --    (1,376)   (1,376)       --        --        --        --
                                                          --------   -------  --------  -------- --------- --------- ---------

    Net income.........................................   $ 30,362    34,632    64,514    56,107    44,178    33,510    33,027
                                                          ========   =======  ========  ======== ========= ========= =========
Dividends:
    Preferred stock....................................   $    524       524       786       786       786       786     5,067
    Common stock.......................................         --        --        --        --        --       --         --
    Ratio of total dividends declared to net income....       1.73%     1.51%     1.22%     1.40%     1.78%     2.35%    15.34%
Per Share Data:
    Earnings per common share:
      Basic:
        Income before cumulative effect of
          change in accounting principle...............  $1,261.05  1,499.67  2,751.54  2,338.04  1,833.91  1,383.04  1,181.69
        Cumulative effect of change in
          accounting principle.........................         --    (58.16)   (58.16)       --        --        --        --
                                                         ---------  --------  --------  -------- --------- --------- ---------

        Basic..........................................  $1,261.05  1,441.51  2,693.38  2,338.04  1,833.91  1,383.04 1,181.69
                                                         =========  ========  ========  ======== ========= ========= =========
      Diluted:
        Income before cumulative effect of
          change in accounting principle...............  $1,246.05  1,468.14  2,684.93  2,267.41  1,775.47  1,337.09  1,134.28
        Cumulative effect of change in
          accounting principle.........................         --    (58.16)   (58.16)       --        --        --        --
              Diluted..................................  $1,246.05  1,409.98  2,626.77  2,267.41  1,775.47  1,337.09  1,134.28
                                                         =========  ========  ========  ======== ========= ========= =========

    Weighted average common stock outstanding..........     23,661    23,661    23,661    23,661    23,661    23,661    23,661
Balance Sheet Data:
    Investment securities.............................. $  914,875   533,149   631,068   563,534   451,647   534,796   795,530
    Loans, net of unearned discount....................  5,464,020 4,774,300 5,408,869 4,752,265 3,996,324 3,580,105 3,002,200
    Total assets.......................................  7,171,534 5,976,773 6,778,451 5,876,691 4,867,747 4,554,810 4,165,014
    Total deposits.....................................  6,025,703 5,072,090 5,683,904 5,012,415 4,251,814 3,939,985 3,684,595
    Notes payable......................................         --    29,500    27,500    83,000    64,000    50,048    55,144
    Guaranteed preferred beneficial interests
      in First Banks, Inc. and First Banks
      America, Inc. subordinated debentures............    267,632   182,945   235,881   182,849   127,611   127,443    83,183
    Common stockholders' equity........................    493,131   425,766   435,594   339,783   281,842   250,300   218,474
    Total stockholders' equity.........................    506,194   438,829   448,657   352,846   294,905   263,363   231,537

Earnings Ratios:
    Return on average total assets (2).................       0.58%     0.79%     1.08%     1.09%     0.95%     0.78%     0.87%
    Return on average total stockholders' equity (2)...       8.67     11.88     15.96     17.43     15.79     13.64     12.91
    Efficiency ratio (3)...............................      66.67     67.53     63.42     59.67     61.95     67.00     62.54
    Net interest margin (2) (4)........................       4.23      4.40      4.34      4.65      4.24      3.94      3.88
Asset Quality Ratios:
    Allowance for loan losses to loans.................       2.01      1.69      1.80      1.72      1.72      1.70      1.68
    Nonperforming loans to loans (5)...................       1.82      0.94      1.24      1.12      0.99      1.22      0.80
    Allowance for loan losses to
      nonperforming loans (5)..........................     110.72    179.05    144.36    153.47    172.66    140.04    209.88
    Nonperforming assets to loans and
      other real estate (6)............................       1.87      1.02      1.32      1.17      1.05      1.32      1.04
    Net loan charge-offs to average loans (2)..........       0.68      0.41      0.45      0.17      0.22      0.05      0.27
Capital Ratios:
    Average total stockholders' equity
      to average total assets..........................       6.71      6.63      6.74      6.25      6.01      5.74      6.71
    Total risk-based capital ratio.....................      10.97     10.98     10.53     10.21     10.05     10.27     10.26
    Leverage ratio.....................................       6.86      7.67      7.25      7.46      7.15      6.78      6.80
Ratio of Earnings to Fixed Charges: (7)
    Including interest on deposits.....................       1.37x     1.36x     1.44x     1.44x     1.40x     1.31x     1.31x
    Excluding interest on deposits.....................       2.46      3.07      3.47      3.75      3.22      3.16      3.25
    ------------------------------
(1)  The comparability of the selected data presented is affected by the acquisitions of 13 banks and five purchases of branch offices during the five-year period ended December 31, 2001, and the acquisition of one bank and two purchases of branch offices during the nine-month period ended September 30, 2002. These acquisitions were accounted for as purchases and, accordingly, the selected data includes the financial position and results of operations of each acquired entity only for the periods subsequent to its respective date of acquisition.
(2)  Ratios for the nine-month periods are annualized.
(3)  Efficiency ratio is the ratio of noninterest expense to the sum of net interest income and noninterest income.
(4)  Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.
(5)  Nonperforming loans consist of nonaccrual loans and certain loans with restructured terms.
(6)  Nonperforming assets consist of nonperforming loans and other real estate.
(7)  For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before taxes plus interest and rent expense. Fixed charges consist of interest and rent expense.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following presents management's discussion and analysis of our financial condition and results of operations as of the dates and for the periods indicated. You should read this discussion in conjunction with our "Selected Consolidated and Other Financial Data," our consolidated financial statements and the related notes thereto, and the other financial data contained elsewhere in this prospectus.

         This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors, including those discussed in "Risk Factors" contained elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

RESULTS OF OPERATIONS

Overview

         Net income was $30.4 million for the nine months ended September 30, 2002, compared to $34.6 million for the comparable period in 2001. Results for 2002 reflect increased net interest income and noninterest income, offset by higher operating expenses and increased provisions for loan losses, reflecting increased loan charge-off, delinquency and nonperforming trends. The overall decline in our earnings for 2002 primarily results from the reduced interest rate environment and lower loan demand attributable to weak economic conditions within our market areas. The decline in earnings was partially offset by the implementation of SFAS No. 142 on January 1, 2002, which resulted in the discontinuation of amortization of certain intangibles associated with the purchase of subsidiaries.

         Net income was $64.5 million for the year ended December 31, 2001, compared to $56.1 million and $44.2 million for 2000 and 1999, respectively. We attribute the improved earnings for 2001 primarily to increased net interest income and noninterest income, including a gain on the exchange of an equity investment in an unaffiliated financial institution in October 2001, as well as a reduced provision for income taxes. The improvement in our earnings for 2001 was significantly offset by reductions in prevailing interest rates throughout 2001, resulting in an overall decline in our net interest rate margin. Our earnings progress for 2000 was primarily driven by increased net interest income generated from our acquisitions completed throughout 1999 and 2000, the continued growth and diversification in the composition of our loan portfolio, and increases in prevailing interest rates which resulted in increased yields on our interest-earning assets.

Financial Condition and Average Balances

         Our average total assets were $6.97 billion for the nine months ended September 30, 2002, compared to $5.87 billion for the nine months ended September 30, 2001. Our total assets were $7.17 billion and $6.78 billion at September 30, 2002 and December 31, 2001, respectively. The increase in total assets is primarily attributable to our 2002 acquisitions of Plains and UP branches, which provided total assets of $256.3 million and $63.7 million, respectively. The increase in total assets was partially offset by lower loan demand and an anticipated level of attrition associated with our acquisitions of Charter Pacific Bank, BYL Bancorp and Union completed during the fourth quarter of 2001, and of Plains. Federal funds sold increased by $23.6 million due to the investment of excess funds resulting from reduced loan demand primarily due to economic conditions. Investment securities increased $283.8 million to $914.9 million at September 30, 2002 from $631.1 million at December 31, 2001. We attribute the increase in investment securities primarily to the purchase of available-for-sale investment securities of $1.11 billion as well as the $81.0 million of investment securities acquired in conjunction with our acquisition of Plains, offset by maturities of available-for-sale investment securities of $855.1 million. Derivative instruments increased $47.0 million due to the purchase of three interest rate swap agreements in May and June 2002 and mark-to-market adjustments required under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which was implemented in January 2001, as amended. See further discussion under "--Interest Rate Risk Management." In addition, intangibles associated with the purchase of subsidiaries increased $14.8 million, which reflects core deposit intangibles and goodwill associated with our acquisition of Plains as well as core deposit intangibles associated with our branch purchases. The overall increase in assets was also due to the increase in loans, net of unearned discount, of $55.2 million. This increase primarily reflects the acquisitions that we completed in

2002 offset by an anticipated amount of attrition associated with those acquisitions as well as an overall decline in loan demand, which are further discussed under "--Loans and Allowance for Loan Losses." Total deposits increased by $341.8 million to $6.03 billion at September 30, 2002 from $5.68 billion at December 31, 2001. The increase primarily reflects deposits of $213.4 million acquired in our Plains acquisition and $64.9 million acquired in our branch purchases in addition to an increase in savings accounts due primarily to general economic conditions resulting from the fact that consumers are generally more inclined to retain a higher level of liquid assets during times of economic uncertainty. The increase was offset by an anticipated level of attrition associated with our acquisitions and continued aggressive competition within our market areas. In addition, certain large commercial accounts, particularly related to real estate title and escrow business, sharply reduced their deposit levels in 2002, reflecting their reduced business activity during 2002. Short-term borrowings decreased $29.1 million to $214.1 million at September 30, 2002 from $243.1 million at December 31, 2001, primarily due to a reduction in federal funds purchased. Our note payable decreased by $27.5 million due to repayments primarily funded through dividends from our subsidiaries and the issuance of $25.0 million of additional trust preferred securities by First Bank Capital Trust offset, by a $36.5 million advance utilized to fund our acquisition of Plains in January 2002. Guaranteed preferred beneficial interests in subordinated debentures also increased $31.8 million due to the issuance of additional trust preferred securities and increased amortization of deferred issuance costs.

         Our average total assets were $5.99 billion for the year ended December 31, 2001, compared to $5.15 billion and $4.66 billion for the years ended December 31, 2000 and 1999, respectively. We attribute the increase of $842.6 million in total average assets for 2001 primarily to our acquisitions completed during the fourth quarter of 2000 and in 2001; internal loan growth generated through the efforts of our business development staff; increased bank premises and equipment associated with the expansion and renovation of various corporate and branch offices; and, increased derivative instruments resulting from a change in accounting principle in accordance with SFAS No. 133. The acquisition of Union, which provided total assets of $360.0 million, was completed on December 31, 2001, and therefore did not have a significant impact on our average total assets for the year ended December 31, 2001.

         Similarly, we attribute the $490.0 million increase in total average assets for 2000 primarily to our acquisitions completed during 2000, which provided total assets of $670.1 million, and internal loan growth resulting from the continued expansion and development of our business development staff. The acquisitions of Millennium Bank and The San Francisco Company, however, were completed on December 29, 2000 and December 31, 2000, respectively, and therefore did not have a significant impact on our average total assets for the year ended December 31, 2000. These acquisitions alone provided $300.8 million, or 44.9%, of the total assets we acquired in 2000.

         The increase in assets for 2001 was primarily funded by an increase in average deposits of $612.9 million to $5.09 billion for the year ended December 31, 2001, and an increase of $51.9 million in average short-term borrowings to $158.0 million for the year ended December 31, 2001. We utilized the majority of the funds generated from our deposit growth to fund a portion of our loan growth, and the remaining funds were either temporarily invested in federal funds sold or invested in available-for-sale investment securities, resulting in increases in average federal funds sold and average investment securities of $26.1 million and $19.4 million, respectively, to $93.6 million and $451.4 million, respectively, for the year ended December 31, 2001. Similarly, we funded the increase in assets for 2000 by an increase in total average deposits of $412.0 million to $4.48 billion for the year ended December 31, 2000, a decrease in average investment securities of $22.5 million to $431.9 million for the year ended December 31, 2000, and an increase of $18.7 million in average short-term borrowings to $106.1 million for the year ended December 31, 2000.

         Loans, net of unearned discount, averaged $5.42 billion and $4.84 billion for the nine months ended September 30, 2002 and 2001, respectively. The increase in loans is primarily attributable to our 2001 and 2002 acquisitions as well as an increase of $57.1 million in our loans held for sale portfolio due to increased volumes of residential mortgage loans resulting from the current interest rate environment. This increase was partially offset by a decline in our consumer and installment portfolio, net of unearned discount, to $91.0 million at September 30, 2002 from $122.1 million at December 31, 2001. This decrease reflects continued reductions in new loan volumes and the repayment of principal on our existing portfolio, and is also consistent with our objectives of de-emphasizing consumer lending and expanding commercial lending. In addition, the overall increase in loans, net of unearned discount, was further offset by declines in our commercial, financial and agricultural portfolio due to an anticipated amount of attrition associated with our acquisitions completed during the fourth quarter of 2001 and the first quarter of 2002, as well as current economic conditions prevalent within our markets.

         Loans, net of unearned discount, averaged $4.88 billion, $4.29 billion and $3.81 billion for the years ended December 31, 2001, 2000 and 1999, respectively. The acquisitions we completed during 2000 and 2001 provided loans, net of unearned discount, of $440.0 million and $508.7 million, respectively. In addition to the growth provided by these acquisitions, for 2001, $174.6 million of net loan growth was provided by corporate banking business development, consisting of increases of $24.9 million of lease financing loans, $145.8 million of commercial real estate loans and $8.4 million of real estate construction and development loans, offset by a decrease of $4.5 million of commercial, financial and agricultural loans. Furthermore, the increase in loans is also attributable to an increase in residential real estate lending, including loans held for sale, of $48.6 million for the year ended December 31, 2001. We primarily attribute this increase to be the result of a significantly higher volume of residential mortgage loans originated, including both new fundings and refinancings, as a result of declining interest rates experienced throughout 2001 as well as an expansion of our mortgage banking activities. These overall increases were partially offset by continuing reductions in consumer and installment loans, net of unearned discount, which decreased $75.3 million to $122.1 million at December 31, 2001. This decrease reflects the sale of our student loan and credit card loan portfolios, reductions in new loan volumes and the repayment of principal on our existing portfolio, and is also consistent with our objectives of de-emphasizing consumer lending and expanding commercial lending. These changes result from the focus we have placed on our business development efforts and the portfolio repositioning which we originally began in the mid-1990s. This repositioning provided for substantially all of our residential mortgage loan production to be sold in the secondary mortgage market and the origination of indirect automobile loans to be substantially reduced.

         Investment securities averaged $766.1 million and $424.2 million for the nine months ended September 30, 2002 and 2001, respectively. The significant increase in 2002 is primarily attributable to an increase in the purchases of available-for-sale investment securities due to reduced loan demand and our acquisition of Plains, which provided us with $81.0 million in investment securities. Investment securities averaged $451.4 million, $431.9 million and $454.4 million for the years ended December 31, 2001, 2000 and 1999, respectively, reflecting an increase of $19.5 million for the year ended December 31, 2001 and a decrease of $22.5 million for the year ended December 31, 2000. The increase for 2001 is primarily associated with the investment securities that we acquired in conjunction with our 2000 and 2001 acquisitions and the investment of excess funds available due to reduced loan demand. This increase was partially offset by the liquidation of certain acquired investment securities, a higher than normal level of calls of investment securities prior to their normal maturity dates experienced throughout 2001 resulting from the general decline in interest rates, and sales of certain available-for-sale investment securities.

         Nonearning assets averaged $676.7 million and $529.3 million for the nine months ended September 30, 2002 and 2001, respectively. Our average nonearning assets were $562.9 million for the year ended December 31, 2001, compared to $359.2 million and $340.2 million for the years ended December 31, 2000 and 1999, respectively. The increases in average nonearning assets for the nine months ended September 30, 2002 and the year ended December 31, 2001 are primarily due to derivative instruments resulting from three new swap agreements entered into in 2002 and the implementation of SFAS No. 133 in January 2001. In addition, bank premises and equipment, net of depreciation and amortization, increased $34.8 million to $149.6 million at December 31, 2001 from $114.8 million at December 31, 2000. We primarily attribute the increase in bank premises and equipment to our acquisitions, the purchase and remodeling of a new operations center and corporate administrative building, and the construction and/or renovation of various branch offices. In addition, the increase in intangibles associated with the purchase of subsidiaries is due to the cost in excess of the fair value of the net assets acquired of our 2002 and 2001 acquisitions.

         We use deposits as our primary funding source and acquire them from a broad base of local markets, including both individual and corporate customers. Deposits averaged $5.90 billion and $4.99 billion for the nine months ended September 30, 2002 and 2001, respectively, and $5.09 billion, $4.48 billion and $4.06 billion for the years ended December 31, 2001, 2000 and 1999, respectively. We credit the increases primarily to our acquisitions completed during the respective periods and the expansion of our deposit product and service offerings available to our customer base. The increase for 2002 also reflects an increase in savings accounts offset by a decline in certain large commercial accounts due primarily to general economic conditions. The overall increase for 2001 was partially offset by an anticipated level of account attrition associated with our acquisitions during the fourth quarter of 2000 and $50.0 million of time deposits of $100,000 or more that either matured or were called in September 2001. The overall increase for 2000 was partially offset by the divestiture of one of our central Illinois branches, which resulted in a reduction in First Bank's deposit base of approximately $8.8 million.

         Short-term borrowings averaged $187.6 million and $161.8 million for the nine months ended September 30, 2002 and 2001, respectively, and $158.0 million, $106.1 million and $87.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in the average balance for 2002 reflects an increase in securities sold under agreement to repurchase principally in connection with the cash management activities of our commercial deposit customers, offset by a decline in federal funds purchased. Short-term borrowings increased by $102.5 million to $243.1 million at December 31, 2001 from $140.6 million at December 31, 2000. This increase reflects a $17.5 million increase in securities sold under agreements to repurchase, a $15.1 million increase in Federal Home Loan Bank advances acquired in conjunction with our Union acquisition, and a $70.0 million increase in federal funds purchased.

         Notes payable averaged $23.9 million and $45.5 million for the nine months ended September 30, 2002 and 2001, respectively, and $41.6 million, $51.9 million and $56.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Our note payable decreased by $55.5 million to $27.5 million at December 31, 2001 from $83.0 million at December 31, 2000 due to dividends from our subsidiaries and the issuance of additional trust preferred securities. In addition, the merger of our former subsidiary, First Bank & Trust, with and into Bank of San Francisco, effective March 29, 2001, allowed us to further reduce our note payable through a capital reduction of the combined bank of $23.0 million. In conjunction with this merger, Bank of San Francisco was renamed First Bank & Trust. The balance of our note payable at December 31, 2001 results from a $27.5 million advance drawn on December 31, 2001 to fund our purchase of Union. The balance was paid off during the nine months ended September 30, 2002. The repayments were funded primarily through dividends from our subsidiaries and the issuance of additional trust preferred securities, offset by a $36.5 million advance utilized to fund our acquisition of Plains in January 2002.

         During October 2000, First Preferred Capital Trust II issued $57.5 million of 10.24% trust preferred securities. Proceeds from this offering, net of underwriting fees and offering expenses, were approximately $55.1 million and were used to reduce borrowings and subsequently to partially fund our acquisitions of Commercial Bank of San Francisco in October 2000 and Millennium Bank in December 2000. Distributions payable on these trust preferred securities were $4.6 million for the nine months ended September 30, 2002, and $6.0 million and $1.2 million for the years ended December 31, 2001 and 2000, respectively. During November 2001, First Preferred Capital Trust III issued $55.2 million of 9.00% trust preferred securities. Proceeds from this offering, net of underwriting fees and offering expenses, were approximately $52.9 million and were used to reduce borrowings. Distributions payable on these trust preferred securities were $3.8 million for the nine months ended September 30, 2002, and $634,000 for the year ended December 31, 2001. On April 10, 2002, First Bank Capital Trust issued $25.0 million of variable rate cumulative trust preferred securities. Proceeds from this offering, net of underwriting fees and offering expenses, were approximately $24.2 million and were used to reduce borrowings. Distributions payable on these trust preferred securities were $828,000 for the nine months ended September 30, 2002. The distributions on all issues of our trust preferred securities are recorded as interest expense in our consolidated financial statements.

         Stockholders' equity averaged $468.2 million and $389.7 million for the nine months ended September 30, 2002 and 2001, respectively, and $404.1 million, $321.9 million and $279.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in stockholders' equity for the nine months ended September 30, 2002 is primarily attributable to net income of $30.4 million and a $27.8 million increase in accumulated other comprehensive income, offset by dividends paid on our Class A and Class B preferred stock. The increase in accumulated other comprehensive income reflects increases of $20.7 million associated with our derivative financial instruments as accounted for under SFAS No. 133 and $7.1 million associated with the change in unrealized gains and losses on available-for-sale investment securities as accounted for under SFAS No. 115. We primarily attribute the increase for 2001 to net income of $64.5 million and an increase in accumulated other comprehensive income of $28.3 million. The increase in accumulated other comprehensive income reflects an increase of $30.1 million associated with our derivative financial instruments as accounted for under SFAS No. 133, offset by a $1.9 million reduction in other comprehensive income resulting from the change in unrealized gains and losses on available-for-sale investment securities. The overall increase in stockholders' equity for 2001 also reflects an increase of $3.8 million associated with capital stock and certain other equity transactions of FBA, partially offset by dividends paid on our Class A and Class B preferred stock. We associate the increase in stockholders' equity for 2000 primarily to net income of $56.1 million and a $3.7 million increase in accumulated other comprehensive income, resulting from the change in unrealized gains and losses on available-for-sale investment securities. The increase was partially offset by FBA's stock repurchases during 2000 and dividends paid on our Class A and Class B preferred stock.



         The following table sets forth, on a tax-equivalent basis, certain information relating to our average balance sheets, and reflects the average yield earned on interest-earning assets, the average cost of interest-bearing liabilities and the resulting net interest income for the nine months ended
September 30, 2002 and 2001:


                                                                 Nine Months Ended September 30,
                                               ------------------------------------------------------------------------
                                                             2002                                 2001
                                               ----------------------------------   -----------------------------------
                                                             Interest                            Interest
                                               Average        Income/     Yield/     Average      Income/         Yield/
                                               Balance        Expense      Rate      Balance      Expense          Rate
                                               -------        -------      ----      -------      -------          ----
                                                                         (dollars expressed in thousands)
                 ASSETS
                 ------

Interest-earning assets:
   Loans (1)(2)(3):
      Taxable...............................   $5,400,519     293,217       7.26%   $4,828,321     314,714          8.71%
      Tax-exempt (4)........................       15,427       1,057       9.16         7,889         591         10.01
   Investment securities:
      Taxable...............................      718,278      22,965       4.27       405,976      20,233          6.66
      Tax-exempt (4)........................       47,868       2,158       6.03        18,224       1,055          7.74
   Federal funds sold and other.............      115,477       1,454       1.68        84,093       4,100          6.52
                                               ----------    --------               ----------    --------
        Total interest-earning assets.......    6,297,569     320,851       6.81     5,344,503     340,693          8.52
                                                             --------                             --------
Nonearning assets...........................      676,661                              529,260
                                               ----------                           ----------
        Total assets........................   $6,974,230                           $5,873,763
                                               ==========                           ==========

  LIABILITIES AND STOCKHOLDERS' EQUITY
  ------------------------------------

Interest-bearing liabilities:
   Interest-bearing deposits:
     Interest-bearing demand
       deposits.............................   $  721,982       5,739       1.06%   $  482,891       5,372          1.49%
     Savings deposits.......................    1,947,271      27,253       1.87     1,485,391      39,927          3.59
     Time deposits (3)......................    2,312,586      66,640       3.85     2,301,246      98,746          5.74
                                               ----------    --------               ----------    --------
        Total interest-bearing deposits.....    4,981,839      99,632       2.67     4,269,528     144,045          4.51
   Short-term borrowings....................      187,634       2,635       1.88       161,755       5,000          4.13
   Notes payable............................       23,904         839       4.69        45,521       2,328          6.84
   Guaranteed preferred debentures (3)......      254,044      18,629       9.80       182,860      13,467          9.85
                                               ----------    --------               ----------    --------
        Total interest-bearing liabilities..    5,447,421     121,735       2.99     4,659,664     164,840          4.73
                                                             --------                             --------
Noninterest-bearing liabilities:
   Demand deposits..........................      916,822                              718,468
   Other liabilities........................      141,769                              105,929
                                               ----------                           ----------
        Total liabilities...................    6,506,012                            5,484,061
Stockholders' equity........................      468,218                              389,702
                                               ----------                           ----------
        Total liabilities and
          stockholders' equity..............   $6,974,230                           $5,873,763
                                               ==========                           ==========
Net interest income.........................                  199,116                              175,853
                                                             ========                             ========
Interest rate spread........................                                3.82                                    3.79
Net interest margin (5).....................                                4.23%                                   4.40%
                                                                            ====                                    ====
--------------------
(1) For purposes of these computations, nonaccrual loans are included in the average loan amounts.
(2) Interest income on loans includes loan fees.
(3) Interest income and interest expense includes the effects of interest rate swap agreements.
(4) Information is presented on a tax-equivalent basis assuming a tax rate of 35%. The tax-equivalent adjustments were approximately $1.1 million and $576,000 for the nine months ended September 30, 2002 and 2001, respectively.
(5) Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.



         The following table sets forth, on a tax-equivalent basis, certain information relating to our average balance sheet, and reflects the average yield earned on interest-earning assets, the average cost of interest-bearing liabilities and the resulting net interest income for the periods indicated.

                                                                         Years Ended December 31,
                                        -------------------------------------------------------------------------------------
                                                     2001                          2000                       1999
                                        -----------------------------    ------------------------    ------------------------
                                                    Interest                        Interest                    Interest
                                         Average    Income/  Yield/      Average    Income/  Yield/    Average  Income/ Yield/
                                         Balance    Expense   Rate       Balance    Expense   Rate     Balance  Expense  Rate
                                         -------    -------   ----       -------    -------   ----     -------  -------  ----
                                                             (dollars expressed in thousands)
                   ASSETS
                   ------

Interest-earning assets:
    Loans: (1) (2) (3)
       Taxable........................ $4,876,615   411,663    8.44%   $4,281,290  389,687    9.10% $3,805,351  322,703  8.48%
       Tax-exempt (4).................      7,684       754    9.81         9,668      992   10.26       7,157      775 10.83
    Investment securities:
       Taxable........................    433,454    26,244    6.05       412,932   27,331    6.62     435,189   26,206  6.02
       Tax-exempt (4).................     17,910     1,366    7.63        18,996    1,478    7.78      19,247    1,442  7.49
    Federal funds sold and other......     93,561     5,458    5.83        67,498    4,202    6.23      51,342    2,732  5.32
                                       ----------   -------            ----------  -------          ----------  -------
         Total interest-earning
           assets.....................  5,429,224   445,485    8.21     4,790,384  423,690    8.84   4,318,286  353,858  8.19
Nonearning assets.....................    562,918   -------               359,196  -------             340,226  -------
                                        ---------                      ----------                   ----------
         Total assets................. $5,992,142                      $5,149,580                   $4,658,512
                                       ==========                      ==========                   ==========

               LIABILITIES AND
            STOCKHOLDERS' EQUITY
            --------------------

Interest-bearing liabilities:
    Interest-bearing deposits:
       Interest-bearing
         demand deposits.............. $  507,011     7,019    1.38%   $  421,986    5,909    1.40% $  391,892    5,098  1.30%
       Savings deposits...............  1,548,441    50,388    3.25     1,279,378   51,656    4.04   1,220,425   44,101  3.61
       Time deposits (3)..............  2,278,263   125,131    5.49     2,139,305  120,257    5.62   1,899,218  101,653  5.35
                                       ----------   -------            ----------  -------          ----------  -------
         Total interest-bearing
          deposits....................  4,333,715   182,538    4.21     3,840,669  177,822    4.63   3,511,535  150,852  4.30
    Short-term borrowings.............    158,047     5,847    3.70       106,123    5,881    5.54      87,374    4,220  4.83
    Notes payable.....................     41,590     2,629    6.32        51,897    3,976    7.66      56,376    3,629  6.44
    Guaranteed preferred debentures...    189,440    18,590    9.81       138,605   13,173    9.50     127,534   12,050  9.45
                                        ---------   -------            ----------  -------          ----------  -------
         Total interest-bearing
          liabilities.................  4,722,792   209,604    4.44     4,137,294  200,852    4.85   3,782,819  170,751  4.51
                                                    -------                        -------                      -------

Noninterest-bearing liabilities:
    Demand deposits...................    754,763                         634,886                      552,029
    Other liabilities.................    110,480                          55,473                       43,852
                                        ---------                      ----------                   ----------
         Total liabilities............  5,588,035                       4,827,653                    4,378,700
Stockholders' equity..................    404,107                         321,927                      279,812
                                        ---------                      ----------                   ----------
         Total liabilities and
          stockholders' equity........ $5,992,142                      $5,149,580                   $4,658,512
                                       ==========                      ==========                   ==========
Net interest income...................              235,881                        222,838                      183,107
                                                    =======                        =======                      =======
Interest rate spread..................                         3.77                           3.99                       3.68
Net interest margin (5)...............                         4.34%                          4.65%                      4.24%
                                                              =====                          =====                      =====
------------------------
(1) For purposes of these computations, nonaccrual loans are included in the average loan amounts.
(2) Interest income on loans includes loan fees.
(3) Interest income and interest expense includes the effects of interest rate swap agreements.
(4) Information is presented on a tax-equivalent basis assuming a tax rate of 35%. The tax-equivalent adjustments were approximately $742,000, $864,000 and $776,000 for the years ended December 31, 2001, 2000 and 1999, respectively.
(5) Net interest margin is the ratio of net interest income (expressed on a tax-equivalent basis) to average interest-earning assets.



         The following table indicates, on a tax-equivalent basis, the changes in interest income and interest expense which are attributable to changes in average volume and changes in average rates, in comparison with the preceding period. The change in interest due to the combined rate/volume variance has been allocated to rate and volume changes in proportion to the dollar amounts of the change in each.

                                                         Increase (Decrease) Attributable to Change in:
                                            ---------------------------------------------------------------------------
                                               Nine Months Ended               Year Ended              Year Ended
                                              September 30, 2002            December 31, 2001       December 31, 2000
                                                  Compared to                  Compared to             Compared to
                                               Nine Months Ended               Year Ended              Year Ended
                                              September 30, 2001            December 31, 2000       December 31, 1999
                                            --------------------------  ----------------------  -----------------------
                                                                 Net                     Net
                                              Volume    Rate   Change   Volume   Rate  Change    Volume   Rate   Change
                                              ------    ----   ------   ------   ----  ------    ------   ----   ------
                                                                  (dollars expressed in thousands)

Interest earned on:
    Loans: (1) (2) (3)
       Taxable...........................    $49,288  (70,785) (21,497) 51,584 (29,608) 21,976   42,273 24,711  66,984
       Tax-exempt (4)....................        551      (85)     466    (196)    (42)   (238)     260    (43)    217
    Investment securities:
       Taxable...........................     15,096  (12,364)   2,732   1,325  (2,412) (1,087)  (1,389) 2,514   1,125
       Tax-exempt (4)....................      1,520     (417)   1,103     (84)    (28)   (112)     (19)    55      36
    Federal funds sold and other.........      1,838   (4,484)  (2,646)  1,540    (284)  1,256      952    518   1,470
                                             -------  -------  -------  ------ -------  ------   ------ ------  -------
           Total interest income.........     68,293  (88,135) (19,842) 54,169 (32,374) 21,795   42,077 27,755  69,832
                                             -------  -------  -------  ------ -------  ------   ------ ------  ------
Interest paid on:
    Interest-bearing demand deposits.....      2,855   (2,488)     367   1,194     (84)  1,110      405    406     811
    Savings deposits.....................     15,123  (27,797) (12,674)  9,818 (11,086) (1,268)   2,180  5,375   7,555
    Time deposits (3) ...................        809  (32,915) (32,106)  7,696  (2,822)  4,874   13,296  5,308  18,604
    Short-term borrowings................      1,115   (3,480)  (2,365)  2,306  (2,340)    (34)     986    675   1,661
    Notes payable and other..............       (896)    (593)  (1,489)   (716)   (631) (1,347)    (304)   651     347
    Guaranteed preferred debentures (3)..    (31,502)    (594) (32,096)  4,974     443   5,417    1,058     65   1,123
                                             -------  -------  -------  ------  ------  ------   ------ ------ -------
           Total interest expense........    (12,496) (67,867) (80,363) 25,272 (16,520)  8,752   17,621 12,480  30,101
                                             -------  -------  -------  ------ -------  ------   ------ ------ -------
           Net interest income...........    $80,789  (20,268)  60,521  28,897 (15,854) 13,043   24,456 15,275  39,731
                                             =======  =======  =======  ====== =======  ======   ====== ====== =======
------------------------
(1) For purposes of these computations, nonaccrual loans are included in the average loan amounts.
(2) Interest income on loans includes loan fees.
(3) Interest income and interest expense includes the effect of interest rate swap agreements.
(4) Information is presented on a tax-equivalent basis assuming a tax rate of 35%.

Net Interest Income

         The primary source of our income is net interest income, which is the difference between the interest earned on our interest-earning assets and the interest paid on our interest-bearing liabilities. Net interest income (expressed on a tax-equivalent basis) increased to $199.1 million, or 4.23% of average interest-earning assets, for the nine months ended September 30, 2002, from $175.9 million, or 4.40% of average interest-earning assets, for the comparable period in 2001. We credit the increased net interest income primarily to the net interest-earning assets provided by our acquisitions completed during the fourth quarter of 2001 and in January 2002 as well as earnings on our interest rate swap agreements that we entered into in conjunction with our interest rate risk management program. These agreements provided net interest income of $38.0 million and $12.8 million for the nine months ended September 30, 2002 and 2001, respectively. The increase in net interest income, however, was partially offset by reductions in prevailing interest rates, generally weaker loan demand and overall economic conditions, resulting in the decline in our net interest margin. Guaranteed preferred debentures expense was $18.6 million for the nine months ended September 30, 2002, compared to $13.5 million for the comparable period in 2001. The increase for 2002 is primarily attributable to the issuance of trust preferred securities by our financing subsidiaries. In November 2001, First Preferred Capital Trust III issued $55.2 million of trust preferred securities and in April 2002, First Bank Capital Trust issued $25.0 million of trust preferred securities. The overall increase also reflects a change in estimate reducing the period over which the deferred issuance costs are being amortized from maturity date to call date. This change in estimate was deemed necessary as a result of the significant decline in prevailing interest rates experienced during 2001. Such decline increased the likelihood that we would redeem certain of our trust preferred securities issues prior to maturity and obtain replacement regulatory capital probably through the issuance of additional trust preferred securities, at a lower interest rate. The increase was partially offset by the earnings associated with our interest rate swap agreements entered into in May and June 2002.

         Net interest income (expressed on a tax-equivalent basis) increased to $235.9 million, or 4.34% of average interest-earning assets, for the year ended December 31, 2001, from $222.8 million, or 4.65% of average interest-earning assets, and $183.1 million, or 4.24% of average interest-earning assets, for the years ended December 31, 2000 and 1999, respectively. We credit the increased net interest income for 2001 primarily to the net interest-earning assets provided by our acquisitions completed during 2000 and 2001, internal loan growth and earnings on our interest rate swap agreements that we entered into in conjunction with our interest rate risk management program. The overall increase in net interest income was significantly offset by reductions in prevailing interest rates throughout 2001, resulting in the overall decline in our net interest rate margin. We credit the increased net interest income for 2000 primarily to the net interest-earning assets provided by our acquisitions completed during 1999 and 2000, internal loan growth and increases in prevailing interest rates which resulted in increased yields on interest-earning assets. However, the overall increase in net interest income for 2000 was partially offset by the expense associated with our interest rate swap agreements. In addition, guaranteed preferred debentures expense was $18.6 million and $13.2 million for the years ended December 31, 2001 and 2000, respectively. The increase for 2001 is solely attributable to the issuance of $57.5 million of trust preferred securities by First Preferred Capital Trust II in October 2000 and the issuance of $55.2 million of trust preferred securities in November 2001 by First Preferred Capital Trust III.

         Average loans, net of unearned discount, were $5.42 billion for the nine months ended September 30, 2002, in comparison to $4.84 billion for the comparable period in 2001. The yield on our loan portfolio, however, decreased to 7.26% for the nine months ended September 30, 2002, in comparison to 8.72% for the comparable period in 2001. This was a major contributor to the decline in our net interest margin of 17 basis points for the nine months ended September 30, 2002, from the comparable period in 2001. We attribute the decline in yields and our net interest margin primarily to the decreases in prevailing interest rates throughout 2001. During the period from January 1, 2001 through December 31, 2001, the Board of Governors of the Federal Reserve System decreased the targeted federal funds rate 11 times, resulting in 11 decreases in the prime rate of interest from 9.50% to 4.75%. This is reflected not only in the rate of interest earned on loans that are indexed to the prime rate, but also in other assets and liabilities which either have variable or adjustable rates, or which matured or repriced during this period. As discussed above, the reduced level of interest income earned on our loan portfolio as a result of declining interest rates and increased competition within our market areas was partially mitigated by the earnings associated with our interest rate swap agreements.

         Average total loans, net of unearned discount, increased by $593.3 million to $4.88 billion for the year ended December 31, 2001, from $4.29 billion and $3.81 billion for the years ended December 31, 2000 and 1999, respectively. The yield on our loan portfolio, however, declined to 8.44% for the year ended December 31, 2001, in comparison to 9.10% for 2000. This was a major contributor to the 31 basis point decline in our net interest rate margin for 2001. We attribute the decline in yields and our net interest rate margin primarily to decreases in prevailing interest rates as discussed above. As further discussed under "--Interest Rate Risk Management," the reduced level of interest income earned on our loan portfolio as a result of declining interest rates was partially mitigated by the earnings associated with our interest rate swap agreements. For the year ended December 31, 2001, these agreements provided net interest income of $23.4 million. In addition, increased competition within our market areas led to reduced lending rates. Conversely, the yield on our loan portfolio for the year ended December 31, 2000 increased to 9.10% from 8.48% for the year ended December 31, 1999, principally as a result of increases in prevailing interest rates. During the period from June 30, 1999 to December 31, 2000, the Board of Governors of the Federal Reserve System increased the targeted federal funds rate six times, resulting in six increases in the prime rate of interest from 7.75% to 9.50%, respectively. However the improved yield on our loan portfolio was partially offset by the expense associated with our interest rate swap agreements, which was $4.7 million for the year ended December 31, 2000.

         The aggregate weighted average rate paid on our deposit portfolio was 2.67% and 4.51% for the nine months ended September 30, 2002 and 2001, respectively. We attribute the decline primarily to rates paid on savings and time deposits, which have continued to decline in conjunction with the interest rate reductions previously discussed. The decrease in rates paid for the nine months ended September 30, 2002 is a result of generally decreasing interest rates during 2001. However, the competitive pressures on deposits within our market areas precluded us from fully reflecting the general interest rate decreases in our deposit pricing while still providing an adequate funding source for loans.

         For the years ended December 31, 2001, 2000 and 1999, the aggregate weighted average rate paid on our interest-bearing deposit portfolio was 4.21%, 4.63% and 4.30%, respectively. We attribute the decline in 2001 primarily to rates paid on savings deposits, which have continued to decline with the interest rate reductions previously discussed. The overall decrease in rates paid is a result of generally decreasing interest rates in 2001 as compared to generally increasing rates in 2000.

         The aggregate weighted average rate paid on our note payable was 4.69% and 6.84% for the nine months ended September 30, 2002 and 2001, respectively, and 6.32%, 7.66% and 6.44% for the years ended December 31, 2001, 2000 and 1999, respectively. The overall changes in the weighted average rates paid reflect changing market interest rates during these periods. Amounts outstanding under our $90.0 million revolving line of credit with a group of unaffiliated financial institutions bear interest at the lead bank's corporate base rate or, at our option, at the Eurodollar rate plus a margin determined by the outstanding balance and our profitability. Thus, our revolving credit line represents a relatively high-cost funding source as increased advances have the effect of increasing the weighted average rate of non-deposit liabilities. The overall cost of this funding source, however, has been significantly mitigated by the reductions in the prime lending rate during 2001 and in the outstanding balance of the note payable in 2002. During 2000, we utilized the note payable to fund our acquisitions of Commercial Bank of San Francisco, Millenium Bank and Bank of San Francisco, thus resulting in a higher level of borrowings occurring during the fourth quarter of 2000. During 2001, our note payable was fully repaid from the proceeds of the trust preferred securities issued by First Preferred Capital Trust III. However, on December 31, 2001, we obtained a $27.5 million advance to fund our acquisition of Union and in January 2002, we utilized the note payable to fund our acquisition of Plains. The balance was fully repaid in September 2002. The aggregate weighted average rate paid on our short-term borrowings also declined to 1.88% for the nine months ended September 30, 2002, as compared to 4.13% for the comparable period in 2001, reflecting reductions in the current interest rate environment.

         The aggregate weighted average rate paid on our guaranteed preferred debentures was 9.80% and 9.85% for the nine months ended September 30, 2002 and 2001, respectively, and 9.81%, 9.50% and 9.45% for the years ended December 31, 2001, 2000 and 1999, respectively. The decreased rates for 2002 primarily reflect the earnings impact of our interest rate swap agreements entered into in May and June 2002. The decline was partially offset by the additional expense of our trust preferred securities issued in November 2001 and April 2002 as well as a change in estimate regarding the period over which the deferred issuance costs associated with these obligations are being amortized. The increase for the years ended December 31, 2001 and 2000 primarily reflects the additional expense of our trust preferred securities issued in November 2001 and October 2000, respectively.

Comparison of Results of Operations for the Nine Months Ended September 30, 2002 and 2001

         Net Income. Net income was $30.4 million for the nine months ended September 30, 2002, compared to $34.6 million for the comparable period in 2001. Results for 2002 reflect increased net interest income and noninterest income, offset by higher operating expenses and increased provisions for loan losses, reflecting the current economic environment and increased loan charge-off, delinquency and nonperforming trends. See further discussion under "-- Provision for Loan Losses." The implementation of SFAS No. 142 on January 1, 2002, resulted in the discontinuation of amortization of certain intangibles associated with the purchase of subsidiaries. If we had implemented SFAS No. 142 at the beginning of 2001, net income for the nine months ended September 30, 2001 would have increased $5.4 million. In addition, the implementation of SFAS No. 133, as amended, on January 1, 2001, resulted in the recognition of a cumulative effect of change in accounting principle of $1.4 million, net of tax, which reduced net income in 2001. Excluding this item, net income would have been $36.0 million for the nine months ended September 30, 2001. The accounting for derivatives under the requirements of SFAS No. 133 will continue to have an impact on future financial results as further discussed under "--Noninterest Income."

         The overall increase in operating expenses for 2002, as further discussed under "--Noninterest Expense," was partially offset by the discontinuation of amortization of certain intangibles associated with the purchase of subsidiaries in accordance with the implementation of SFAS No. 142. Amortization of intangibles for the nine months ended September 30, 2002 was $1.5 million, respectively, compared to $5.6 million for the comparable period in 2001. The higher operating expenses and increased provisions for loan losses were partially offset by increased net interest income and noninterest income as further discussed under "--Net Interest Income" and "--Noninterest Income."

         Provision for Loan Losses. The provision for loan losses was $38.7 for the nine months ended September 30, 2002, compared to $13.9 million for the comparable period in 2001. The increase in the provision for loan losses reflects the higher level of problem loans and related loan charge-offs and past due loans experienced during the period. The increase in problem assets is a result of the economic conditions within our markets, additional problems identified in acquired loan portfolios and continuing deterioration in the portfolio of leases to the airline industry as further discussed under "--Lending Activities" and "Loans and Allowance for Loan Losses." Net loan charge-offs were $27.4 million for the nine months ended September 30, 2002, in comparison to $14.8 million for the comparable period in 2001. The increase in net loan charge-offs reflects the general slowdown in economic conditions prevalent within our markets as well as an aggregate of $15.0 million of loan charge-offs on five large credit relationships, representing nearly 40% of loan charge-offs in 2002. Loan recoveries were $11.7 for the nine months ended September 30, 2002, in comparison to $7.2 million for the comparable period in 2001. In addition, nonperforming assets and loans past due 90 days or more and still accruing have increased to $110.1 million at September 30, 2002 from $86.8 million at December 31, 2001, and are expected to remain at these higher-than-normal levels in the near future. Our loan policy requires all loans to be placed on a nonaccrual status once principal or interest payments become 90 days past due. Our general procedures for monitoring these loans allow individual loan officers to submit a written request for approval to continue the accrual of interest on loans that become 90 days past due. These requests must be submitted for approval consistent with the authority levels provided in our credit approval policies, and they are only granted if an expected near term future event, such as a pending renewal or expected payoff, exists at the time the loan becomes 90 days past due. If the expected near term future event does not occur as anticipated, the loan is placed on nonaccrual status. Management considered these trends in its overall assessment of the adequacy of the allowance for loan losses. In addition, our acquisition of Plains in January 2002 provided $1.4 million in additional allowance for loan losses.

         Tables summarizing nonperforming assets, past due loans and charge-off and recovery experience are presented under "--Loans and Allowance for Loan Losses."


         Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the nine months ended September
30, 2002 and 2001:

                                                                                September 30,        Increase (Decrease)
                                                                              -----------------      -------------------
                                                                              2002         2001        Amount      %
                                                                              ----         ----      --------  ---------
                                                                                   (dollars expressed in thousands)

     Noninterest income:
        Service charges on deposit accounts and customer service fees....   $  21,985     16,268      5,717       35.14%
        Gain on mortgage loans sold and held for sale....................      20,316      9,718     10,598      109.06
        Gain on sale of credit card portfolio, net of expenses...........          --      1,853     (1,853)    (100.00)
        Net gain (loss) on sales of available-for-sale securities........          90       (145)       235      162.07
        Bank-owned life insurance investment income......................       4,318      3,069      1,249       40.70
        Net gain on derivative instruments...............................       1,714     14,401    (12,687)     (88.10)
        Other............................................................      16,417     12,580      3,837       30.50
                                                                            ---------   --------    -------
              Total noninterest income...................................   $  64,840     57,744      7,096       12.29
                                                                            =========   ========    =======   =========

     Noninterest expense:
        Salaries and employee benefits...................................   $  84,506     68,889     15,617       22.67%
        Occupancy, net of rental income..................................      15,938     12,379      3,559       28.75
        Furniture and equipment..........................................      12,730      8,845      3,885       43.92
        Postage, printing and supplies...................................       4,205      3,528        677       19.19
        Information technology fees......................................      24,411     19,891      4,520       22.72
        Legal, examination and professional fees.........................       6,463      5,415      1,048       19.35
        Amortization of intangibles associated with the
           purchase of subsidiaries......................................       1,480      5,573     (4,093)     (73.44)
        Communications...................................................       2,375      2,223        152        6.84
        Advertising and business development.............................       4,132      4,405       (273)      (6.20)
        Other............................................................      18,992     26,213     (7,221)     (27.55)
                                                                            ---------   --------    -------
              Total noninterest expense..................................   $ 175,232    157,361     17,871       11.36
                                                                            =========   ========    =======   =========

         Noninterest Income

         Noninterest income was $64.8 million for the nine months ended September 30, 2002, in comparison to $57.7 million for the comparable period in 2001. Noninterest income consists primarily of service charges on deposit accounts and customer service fees, mortgage-banking revenues, bank-owned life insurance investment income, net gains on derivative instruments and other income.

         Service charges on deposit accounts and customer service fees were $22.0 million for the nine months ended September 30, 2002, in comparison to $16.3 million for the comparable period in 2001. We attribute the increase in service charges and customer service fees to:

         o     our acquisitions completed during 2001 and 2002;

         o additional products and services available and utilized by our expanding base of consumer and commercial customers;

         o increased fee income resulting from revisions of customer service charge rates, effective July 1, 2002, and enhanced control of fee waivers; and

         o increased income associated with automated teller machine services and debit cards.

         The gain on mortgage loans sold and held for sale was $20.3 million for the nine months ended September 30, 2002, in comparison to $9.7 million for the comparable period in 2001. The overall increase is primarily attributable to a significant increase in the volume of loans originated and sold commensurate with the reductions in mortgage loan rates experienced in 2001 as well as the continued expansion of our mortgage banking activities.

         During the nine months ended September 30, 2001, we recorded a $1.9 million gain on the sale of our credit card portfolio, net of expenses. The sale of this portfolio was consistent with our strategic decision to exit this product line and enter into an agent relationship with a larger credit card service provider.

         Bank-owned life insurance investment income was $4.3 million for the nine months ended September 30, 2002, in comparison to $3.1 million for the comparable period in 2001. The increase for 2002 reflects changes in the portfolio mix of the underlying investments, which improved our return on this product, as well as the reinvestment of earnings.

         The net gain on derivative instruments was $1.7 million for the nine months ended September 30, 2002, in comparison to $14.4 million for the comparable periods in 2001. The decrease in income from derivative instruments reflects $3.8 million of gains resulting from the termination of certain interest rate swap agreements during the second quarter of 2001, the sale of our interest rate floor agreements in November 2001 and changes in the fair value of our interest rate cap agreements and fair value hedges.

         Other income was $16.4 million for the nine months ended September 30, 2002, in comparison to $12.6 million for the comparable period in 2001. We attribute the primary components of the increase to:

         o     our acquisitions completed during 2001 and 2002;

         o increased portfolio management fee income associated our Institutional Money Management division;

         o increased earnings associated with our international banking products;

         o increased rental income associated with our commercial leasing activities;

         o increased rental fees from First Services, L.P. for the use of data processing and other equipment owned by First Banks; and

         o a gain of approximately $448,000 in March 2002 on the sale of certain operating lease equipment associated with equipment leasing activities that we acquired in conjunction with our acquisition of Bank of San Francisco in December 2000; offset by

         o the write-down of approximately $943,000 on certain aircraft and aircraft parts equipment associated with our commercial leasing operation to its estimable recoverable value in June 2002. The write-down of these assets became necessary as a result of the continued decline in the airline industry, primarily associated with the terrorist attacks on September 11, 2001, and the oversupply in the market for liquidating this type of equipment.

         Noninterest Expense

         Noninterest expense was $175.2 million for the nine months ended September 30, 2002, in comparison to $157.4 million for the comparable period in 2001. The increase for 2002 reflects the noninterest expense of our acquisitions completed during 2001 and 2002, particularly information technology fees associated with integrating the acquired entities' systems, as well as general increases in salaries and employee benefit expenses, occupancy and furniture and equipment expenses and information technology fees, offset by a decline in amortization of intangibles associated with the purchase of subsidiaries and other expense.

         Salaries and employee benefits were $84.5 million for the nine months ended September 30, 2002, in comparison to $68.9 million for the comparable period in 2001. We primarily associate the increase with our 2001 and 2002 acquisitions and higher commissions paid to mortgage loan originators due to increased loan volume. However, the increase also reflects higher salary and employee benefit costs associated with employing and retaining qualified personnel. In addition, the increase includes various additions to staff throughout 2001 to enhance senior management expertise and expand our product lines.

         Occupancy, net of rental income, and furniture and equipment expense totaled $28.7 million for the nine months ended September 30, 2002, in comparison to $21.2 million for the comparable period in 2001. We primarily attribute the increase to our aforementioned acquisitions, including certain expenses associated with lease termination obligations, the relocation of certain branches and operational areas, increased depreciation expense associated with numerous capital expenditures and the continued expansion and renovation of various corporate and branch offices, including our facility that houses our centralized operations and certain corporate administrative functions.

         Information technology fees were $24.4 million for the nine months ended September 30, 2002, in comparison to $19.9 million for the comparable period in 2001. First Services, L.P. , a limited partnership indirectly owned by our Chairman and members of his immediate family, provides information technology and various operational support services to our subsidiaries and us under the terms of information technology agreements. We attribute the increased fees to growth and technological advancements consistent with our product and service offerings, continued expansion and upgrades to technological equipment, networks and communication channels and expenses of approximately $554,000 associated with the data processing conversions of Union and Plains, completed in the first quarter of 2002, and of the Denton and Garland, Texas branch purchases, completed in the second quarter of 2002.

         Legal, examination and professional fees were $6.5 million for the nine months ended September 30, 2002, in comparison to $5.4 million for the comparable period in 2001. We primarily attribute the increase in these fees to the continued expansion of overall corporate activities, the ongoing professional services utilized by certain of our acquired entities and increased legal fees associated with commercial loan documentation, collection efforts, expanded corporate activities and certain defense litigation particularly related to acquired entities.

         Amortization of intangibles associated with the purchase of subsidiaries was $1.5 million for the nine months ended September 30, 2002, in comparison to $5.6 million for the comparable period in 2001. The significant decrease for 2002 is attributable to the implementation of SFAS No. 142 in January 2002.

         Other expense was $19.0 million for the nine months ended September 30, 2002, in comparison to $26.2 million for the comparable period in 2001. Other expense encompasses numerous general and administrative expenses including travel, meals and entertainment, insurance, freight and courier services, correspondent bank charges, miscellaneous losses and recoveries, memberships and subscriptions, transfer agent fees and sales taxes.

         We attribute the majority of the decrease in other expense for 2002 to an $11.5 million nonrecurring litigation settlement charge in June 2001. This litigation was initiated by an unaffiliated bank against one of our subsidiaries and certain individuals and related to allegations arising from the employment by our subsidiary of individuals previously employed by the plaintiff bank, as well as the conduct of those individuals while employed by the plaintiff bank. The nature of the litigation was not covered under the terms of either our general liability or directors and officers liability insurance policies. Consequently, when it became apparent that the trial was not proceeding as we anticipated, a decision was made to settle the matter to avoid the risk of more substantial expenses. Because of the uninsured nature of this litigation and the unique circumstances leading to the litigation, we do not consider this charge to be a recurring expense.

         The decrease in other expense also reflects the establishment of a specific reserve for an unfunded letter of credit in the amount of $1.8 million during the nine months ended September 30, 2001. The letter of credit was issued in connection with a participation in a credit for the development of a nuclear waste remediation facility. The aggregate credit arrangement included a line of credit, in which we participated, and the sale of bonds to various investors, which were backed by the letters of credit, in which we also participated. Because the development failed to meet remediation performance expectations, and consequently the economic viability required, the bondholders required payment from the issuers of the letters of credit. Upon funding the letter of credit, the balance became an addition to the loan principal, which was then fully charged-off.

        The overall decrease in other expenses for the nine months ended September 30, 2002 was offset by expenses associated with our acquisitions completed during 2001 and 2002 as well as the continued growth and expansion of our banking franchise.

Provision for Income Taxes

         The provision for income taxes was $17.5 million for the nine months ended September 30, 2002, representing an effective income tax rate of 35.7%, in comparison to $24.1 million, representing an effective income tax rate of 39.1% for the comparable period in 2001. The decrease in the effective income tax rate for 2002 reflects the significant decline in amortization of intangibles associated with the purchase of subsidiaries, in accordance with the requirements of SFAS No. 142, which is not deductible for tax purposes.

Comparison of Results of Operations for 2001 and 2000

         Net Income. Net income was $64.5 million for the year ended December 31, 2001, compared to $56.1 million for 2000. The implementation of SFAS No. 133, as amended, on January 1, 2001, resulted in the recognition of a cumulative effect of change in accounting principle of $1.4 million, net of tax, which reduced net income. Excluding this item, net income was $65.9 million for the year ended December 31, 2001. The improved earnings primarily result from increased net interest income and noninterest income, including a gain on the exchange of an equity investment in an unaffiliated financial institution in October 2001, as well as a reduced provision for income taxes. The reduced provision for income taxes includes the effect of an $8.1 million reduction in our deferred tax asset valuation allowance that was no longer deemed necessary as our overall net deferred tax assets are expected to be recoverable through future earnings. The overall improvement in earnings was partially offset by an increased provision for loan losses and higher operating expenses, including nonrecurring charges associated with the establishment of a specific reserve related to a contingent liability and the settlement of certain litigation.

         Net interest income (expressed on a tax-equivalent basis) improved to $235.9 million for the year ended December 31, 2001, compared to $222.8 million for 2000. However, our net interest rate margin declined to 4.34% for the year ended December 31, 2001 from 4.65% for 2000. Net interest income increased primarily as a result of increased earning assets generated through internal loan growth along with our acquisitions completed throughout 2000 and 2001. However, the improvement in net interest income was significantly mitigated by continued reductions in prevailing interest rates throughout 2001. We funded the overall loan growth primarily through deposits added through acquisitions and internal deposit growth. During the year ended December 31, 2001, noninterest income improved significantly to $98.6 million from $42.8 million for the years ended December 31, 2001 and 2000, respectively as further discussed under "--Noninterest Income."

         The improvement in net interest income and noninterest income was partially offset by a $53.7 million increase in operating expenses to $211.7 million for the year ended December 31, 2001, compared to $158.0 million for 2000. The increased operating expenses are primarily attributable to:

         o the operating expenses of our 2000 and 2001 acquisitions subsequent to their respective acquisition dates;

         o     increased salaries and employee benefit expenses;

         o     increased information technology fees;

         o     increased legal, examination and professional fees;

         o increased amortization of intangibles associated with the purchase of subsidiaries;

         o     a nonrecurring litigation settlement charge; and

         o a charge to other expense associated with the establishment of a specific reserve on an unfunded letter of credit.

         These higher operating expenses, exclusive of the litigation settlement and the specific reserve on the unfunded letter of credit, are reflective of significant investments that we have made in personnel, technology, capital expenditures and new business lines in conjunction with our overall strategic growth plan. The payback on these investments is expected to occur over a longer period of time through higher and more diversified revenue streams.

         Provision for Loan Losses. The provision for loan losses was $23.5 million and $14.1 million for the years ended December 31, 2001 and 2000, respectively. We attribute the increase in the provision for loan losses primarily to the overall growth in our loan portfolio, both internal and through acquisitions, a general increase in risk associated with the continued changing composition of our loan portfolio and a significant increase in nonperforming assets and past due loans, which is further discussed under "--Loans and Allowance for Loan Losses." Loan charge-offs were $31.5 million for the year ended December 31, 2001, in comparison to $17.1 million for the year ended December 31, 2000. The increase in loan charge-offs is due to $6.7 million in charge-offs related to our commercial leasing business, a single loan in the amount of $4.5 million that was charged-off due to suspected fraud on the part of the borrower, $3.6 million in charge-offs on a shared national credit relationship as well as the effects of the general slowdown in economic conditions prevalent within our markets. Loan recoveries were $9.5 million for the year ended December 31, 2001, in comparison to $9.8 million for 2000. Nonperforming assets and past-due loans have increased significantly during 2001, and we anticipate these trends will continue in the near future. Management considered these trends in its overall assessment of the adequacy of the allowance for loan losses. Our acquisitions during 2000 and 2001 provided $6.1 million and $14.0 million, respectively, in additional allowance for loan losses at their respective acquisition dates.

         Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the years ended December 31, 2001 and 2000:

                                                                                December 31,         Increase (Decrease)
                                                                             -------------------     -------------------
                                                                              2001         2000        Amount      %
                                                                              ----         ----        ------   -------
                                                                                   (dollars expressed in thousands)

     Noninterest income:
        Service charges on deposit accounts and customer service fees....   $  22,865     19,794      3,071      15.51%
        Gain on mortgage loans sold and held for sale....................      14,983      7,806      7,177      91.94
        Gain on sale of credit card portfolio, net of expenses...........       1,853         --      1,853     100.00
        Net gain on sales of available-for-sale securities...............      18,722        168     18,554         --
        Gain on sales of branches, net of expenses.......................          --      1,355     (1,355)   (100.00)
        Bank-owned life insurance investment income......................       4,415      4,314        101       2.34
        Gain on derivative instruments, net..............................      18,583         --     18,583     100.00
        Other............................................................      17,188      9,341      7,847      84.01
                                                                            ---------   --------    -------
              Total noninterest income...................................   $  98,609     42,778     55,831     130.51
                                                                            =========   ========    =======  =========

     Noninterest expense:
        Salaries and employee benefits...................................   $  93,452     73,391     20,061      27.33%
        Occupancy, net of rental income..................................      17,432     14,675      2,757      18.79
        Furniture and equipment..........................................      12,612     11,702        910       7.78
        Postage, printing and supplies...................................       4,869      4,431        438       9.88
        Information technology fees......................................      26,981     22,359      4,622      20.67
        Legal, examination and professional fees.........................       6,988      4,523      2,465      54.50
        Amortization of intangibles associated with the
           purchase of subsidiaries......................................       8,248      5,297      2,951      55.71
        Communications...................................................       3,247      2,625        622      23.70
        Advertising and business development.............................       5,237      4,331        906      20.92
        Other............................................................      32,605     14,656     17,949     122.47
                                                                            ---------   --------    -------
              Total noninterest expense..................................   $ 211,671    157,990     53,681      33.98
                                                                            =========   ========    =======   ========

Noninterest Income

         Noninterest income was $98.6 million for the year ended December 31, 2001, compared to $42.8 million for 2000. Noninterest income consists primarily of service charges on deposit accounts and customer service fees, mortgage banking revenues, net gains on sales of available-for-sale securities, net gains on derivative instruments and other income.

         Service charges on deposit accounts and customer service fees increased to $22.9 million for 2001, from $19.8 million for 2000. We attribute the increase in service charges and customer service fees to:

         o     increased deposit balances provided by internal growth;

         o our acquisitions completed during 2000 and, to a lesser degree, 2001;

         o additional products and services available and utilized by our expanding base of retail and commercial customers;

         o increased fee income resulting from revisions of customer service charge rates effective September 30, 2000, and July 1, 2001, and enhanced control of fee waivers; and

         o increased income associated with automated teller machine services and debit cards.

         The gain on mortgage loans sold and held for sale increased to $15.0 million from $7.8 million for the years ended December 31, 2001 and 2000, respectively. We attribute the increase to a significant increase in the volume of loans originated and sold commensurate with the continued reductions in mortgage loan rates experienced during 2001 as well as the continued expansion of our mortgage banking activities into new and existing markets.

         During 2001, we recorded a $1.9 million pre-tax gain on the sale of our credit card portfolio, which results from our strategic decision to exit this product line and enter into an agent relationship with a larger credit card service provider.

         Noninterest income for the years ended December 31, 2001 and 2000 included net gains on the sale of available-for-sale investment securities of $18.7 million and $168,000, respectively. The significant increase in 2001 results from a $19.1 million gain recognized in conjunction with the exchange of an equity investment in the common stock of an unaffiliated publicly-traded financial institution for $10.0 million in cash and a $14.4 million equity investment in the acquiring unaffiliated financial institution. In 1993, we acquired an equity investment in the common stock of Southside Bancshares Corporation, or Southside, located in St. Louis, Missouri, and we increased our investment through additional purchases of common stock over time. At December 31, 2000, we owned 18.87% of Southside. In 2001, Southside was acquired by Allegiant Bancorp, Inc., or Allegiant, located in St. Louis, Missouri. Upon consummation of that business combination, we exchanged our Southside common stock for $10.0 million in cash and a $14.4 million equity investment in the common stock of Allegiant. The $19.1 million gain recorded as a result of this transaction was measured as the difference between the sum of the fair value of the equity investment in Allegiant's common stock on the transaction closing date and the cash received, and our cumulative cost basis in the equity investment in Southside. We owned 7.93% of the outstanding shares of common stock of Allegiant at December 31, 2001. This gain was partially offset by a net loss that resulted from the liquidation of certain equity investment securities. The net gain for 2000 resulted primarily from the sales of certain investment securities held by acquired institutions that did not meet our overall investment objectives.

         The gain on sales of branches, net of expenses, was $1.4 million for the year ended December 31, 2000, and results from the divestiture of one of our branch locations in central Illinois. In 2001, we did not sell any existing branches.

         The net gain on derivative instruments of $18.6 million for the year ended December 31, 2001 includes $4.1 million of gains resulting from the terminations of certain interest rate floor and swap agreements to adjust our interest rate hedge position consistent with changes in the portfolio structure and mix. In addition, the net gain reflects changes in the fair value of our interest rate cap agreements, interest rate floor agreements and fair value hedges, in accordance with the requirements of SFAS No. 133, as amended.

         Other income was $17.2 million and $9.3 million for the years ended December 31, 2001 and 2000, respectively. We attribute the primary components of this increase to:

         o our acquisitions completed during 2000 and, to a lesser extent, 2001;

         o increased portfolio management fee income of $3.4 million associated with our Institutional Money Management Division, which was formed in August 2000;

         o increased brokerage revenue of $1.1 million, which is primarily associated with the stock option services acquired in conjunction with our acquisition of Bank of San Francisco in December 2000;

         o increased rental income of $2.1 million associated with our commercial leasing activities that were acquired in conjunction with our acquisition of a leasing company in February 2000; and

         o income of approximately $1.1 million associated with equipment leasing activities that were acquired in conjunction with our acquisition of Bank of San Francisco.

     Noninterest Expense

         Noninterest expense was $211.7 million for the year ended December 31, 2001, in comparison to $158.0 million for 2000. The increase reflects:

         o the noninterest expense associated with our acquisitions completed during 2000 and 2001, particularly information technology fees;

         o    increased salaries and employee benefit expenses;

         o    increased information technology fees;

         o    increased legal, examination and professional fees;

         o increased amortization of intangibles associated with the purchase of subsidiaries; and

         o    increased other expense.

         We record the majority of integration costs attributable to our acquisitions as of the consummation date of our purchase business combinations. These costs include, but are not limited to, items such as:

         o write-downs and impairments of assets of the acquired entities that will no longer be usable subsequent to the consummation date, primarily data processing equipment, incompatible hardware and software, bank signage, etc.;

         o costs associated with a planned exit of an activity of the acquired entity that is not associated with or is not expected to generate revenues after the consummation date (e.g. credit card loans);

         o planned involuntary employee termination benefits (i.e. severance costs); and

         o contractual obligations of the acquired entities that existed prior to the consummation date that either have no economic benefit to the combined entity or have a penalty that we will incur to cancel the contractual obligation.

         We make adjustments to the fair value of the acquired entities' assets and liabilities for these items as of the consummation date and include them in the allocation of the overall acquisition cost. We also incur costs associated with our acquisitions that are expensed in our statements of income. These costs relate specifically to additional costs incurred in conjunction with the date processing conversions of the acquired entities as further described and quantified below.

         Salaries and employee benefits increased by $20.1 million to $93.5 million from $73.4 million for the years ended December 31, 2001 and 2000, respectively. We primarily associate the increase with our 2000 and 2001 acquisitions and our Institutional Money Management Division, which was formed in August 2000. However, the increase also reflects the competitive environment in the employment market that has resulted in a higher demand for limited resources, thus escalating industry salary and employee benefit costs associated with employing and retaining qualified personnel. In addition, the increase includes various additions to staff throughout 2000 to enhance executive and senior management expertise, improve technological support, strengthen centralized operational functions and expand our product lines.

         Occupancy, net of rental income, and furniture and equipment expense totaled $30.0 million and $26.4 million for the years ended December 31, 2001 and 2000, respectively. The increase is attributable to our acquisitions, the relocation of certain branches and operational areas and increased depreciation expense associated with numerous capital expenditures, including our new facility that houses various centralized operations and certain corporate and administrative functions.

         Information technology fees were $27.0 million and $22.4 million for the years ended December 31, 2001 and 2000, respectively. We attribute the increased information technology fees to growth and technological advancements consistent with our product and service offerings, continued expansion and upgrades to technological equipment, networks and communication channels, and expenses of approximately $1.8 million associated with the data processing conversions of Century Bank, Lippo Bank, Commercial Bank of San Francisco, Bank of San Francisco, Millennium Bank, Charter Pacific Bank and BYL completed in 2001.

         Legal, examination and professional fees were $7.0 million and $4.5 million for the years ended December 31, 2001 and 2000, respectively. We primarily attribute the increase in these fees to the ongoing professional services utilized by certain of our acquired entities, increased professional fees associated with our Institutional Money Management Division and increased legal fees associated with commercial loan documentation, collection efforts, expanded corporate activities and certain defense litigation.

         Amortization of intangibles associated with the purchase of subsidiaries was $8.2 million and $5.3 million for the years ended December 31, 2001 and 2000, respectively. The increase for 2001 is primarily attributable to amortization of the cost in excess of the fair value of the net assets acquired for the nine acquisitions that we completed during 2000.

         Other expense was $32.6 million and $14.7 million for the years ended December 31, 2001 and 2000, respectively. Other expense encompasses numerous general and administrative expenses including travel, meals and entertainment, insurance, freight and courier services, correspondent bank charges, advertising and business development, miscellaneous losses and recoveries, memberships and subscriptions, transfer agent fees and sales taxes. We attribute the majority of the increase in other expense to:

         o     our acquisitions completed during 2000 and 2001;

         o increased advertising and business development expenses associated with various product and service initiatives and enhancements;

         o increased travel expenses primarily associated with business development efforts and the ongoing integration of the recently acquired entities into our corporate culture and systems;

         o a nonrecurring litigation settlement charge in the amount of $11.5 million associated with a lawsuit brought by an unaffiliated bank against one of our subsidiaries and certain individuals related to allegations arising from the employment by our subsidiary of individuals previously employed by the plaintiff bank, as well as the conduct of those individuals while employed by the plaintiff bank;

         o the establishment of a $1.8 million specific reserve on an unfunded letter of credit; and

         o     overall continued growth and expansion of our banking franchise.

         Provision for Income Taxes

         The provision for income taxes was $30.0 million for the year ended December 31, 2001, representing an effective income tax rate of 30.5%, in comparison to $34.5 million, representing an effective income tax rate of 37.2%, for the year ended December 31, 2000. The decrease in the effective income tax rate is primarily attributable to:

         o a reduction of our deferred tax asset valuation allowance of $13.1 million recorded in December 2001. This reduction, of which $8.1 million represented a reduction in our provision for income taxes and $5.0 million represented an increase in capital surplus, reflects the recognition of deferred tax assets for net operating loss carryforwards and the expectation of future taxable income sufficient to realize the net deferred tax assets; partially offset by

         o the increase in amortization of intangibles associated with the purchase of subsidiaries, which is not deductible for tax purposes.

Comparison of Results of Operations for 2000 and 1999

         Net Income. Net income was $56.1 million for the year ended December 31, 2000, compared to $44.2 million for 1999. The earnings progress for 2000 was primarily driven by increased net interest income generated from our acquisitions completed throughout 1999 and 2000; the continued growth and diversification in the composition of our loan portfolio; and increased yields on interest-earning assets. We funded the overall loan growth primarily through deposits added through acquisitions and internal deposit growth. Net interest income (expressed on a tax-equivalent basis) increased to $236.0 million, or 4.93% of average interest-earning assets, from $195.2 million, or 4.52% of average interest-earning assets, for the years ended December 31, 2000 and 1999, respectively.

         The increase in net income was partially offset by an increased provision for loan losses and an increase in operating expenses of $20.4 million for the year ended December 31, 2000, in comparison to 1999. The increased operating expenses reflect the operating expenses of our 1999 and 2000 acquisitions subsequent to their respective acquisition dates; increased salaries and employee benefit expenses; increased information technology fees and increased amortization of intangibles associated with the purchase of subsidiaries. A reduction in legal, examination and professional fees partially offset the increase in operating expenses.

         Provision for Loan Losses. The provision for loan losses was $14.1 million and $13.1 million for the years ended December 31, 2000 and 1999, respectively. We attribute the increase in the provision for loan losses primarily to the overall growth in the loan portfolio, both internal and through acquisitions, as well as a general increase in risk associated with the continued changing composition of our loan portfolio and an increase in nonperforming assets, which is further discussed under "--Loans and Allowance for Loan Losses." Loan charge-offs were $17.1 million for the year ended December 31, 2000, in comparison to $17.7 million for the year ended December 31, 1999. Included in charge-offs for the year ended December 31, 2000 was $1.6 million relating to a single loan. The overall decrease in loan charge-offs, excluding the large single-loan charge-off, was indicative of the generally strong economic conditions prevalent in our markets, as well as management's continued efforts to effectively monitor and manage our loan portfolio. Loan recoveries were $9.8 million for the year ended December 31, 2000, in comparison to $9.3 million for 1999, reflecting continued aggressive collection efforts. Our acquisitions during 1999 and 2000 provided $3.0 million and $6.1 million, respectively, in additional allowance for loan losses at their respective acquisition dates.

         Noninterest Income and Expense. The following table summarizes noninterest income and noninterest expense for the years ended December 31, 2000 and 1999:

                                                                                December 31,         Increase (Decrease)
                                                                            --------------------     -------------------
                                                                              2000         1999        Amount       %
                                                                              ----         ----        ------       -
                                                                                   (dollars expressed in thousands)

     Noninterest income:
        Service charges on deposit accounts and customer service fees....   $  19,794     17,676      2,118      11.98%
        Gain on mortgage loans sold and held for sale....................       7,806      6,909        897      12.98
        Net gain on sales of available-for-sale securities...............         168        791       (623)    (78.76)
        Gain on sales of branches, net of expenses.......................       1,355      4,406     (3,051)    (69.25)
        Bank-owned life insurance investment income......................       4,314      3,919        395      10.08
        Other............................................................       9,341      7,949      1,392      17.51
                                                                            ---------   --------    -------
              Total noninterest income...................................   $  42,778     41,650      1,128       2.71
                                                                            =========   ========    =======   ========

     Noninterest expense:
        Salaries and employee benefits...................................   $  73,391     61,524     11,867      19.29%
        Occupancy, net of rental income..................................      14,675     12,518      2,157      17.23
        Furniture and equipment..........................................      11,702      8,520      3,182      37.35
        Postage, printing and supplies...................................       4,431      4,244        187       4.41
        Information technology fees......................................      22,359     18,567      3,792      20.42
        Legal, examination and professional fees.........................       4,523      9,109     (4,586)    (50.35)
        Amortization of intangibles associated with
          the purchase of subsidiaries...................................       5,297      4,401        896      20.36
        Communications...................................................       2,625      2,488        137       5.51
        Advertising and business development.............................       4,331      3,734        597      15.99
        Other............................................................      14,656     13,652      1,004       7.35
                                                                            ---------   --------    -------
              Total noninterest expense..................................   $ 157,990    138,757     19,233      13.86
                                                                            =========   ========    =======   ========

         Noninterest Income

          Noninterest income was $42.8 million for the year ended December 31, 2000, compared to $41.7 million for 1999. Noninterest income consists primarily of service charges on deposit accounts and customer service fees, mortgage banking revenues and other income.

         Service charges on deposit accounts and customer service fees increased to $19.8 million for 2000, from $17.7 million for 1999. We attribute the increase in service charges and customer service fees to:

         o     increased deposit balances provided by internal growth;

         o     our acquisitions completed throughout 1999 and 2000;

         o additional products and services available and utilized by our expanding base of retail and commercial customers;

         o increased fee income resulting from revisions of customer service charge rates effective April 1, 1999 and September 30, 2000, and enhanced control of fee waivers; and

         o increased interchange income associated with automatic teller machine services and debit and credit cards.

         The gain on mortgage loans sold and held for sale increased to $7.8 million from $6.9 million for the years ended December 31, 2000 and 1999, respectively. We attribute the increase to an increased volume of loans sold and held for sale, primarily during the fourth quarter of 2000, including fixed rate residential mortgage loans, which are sold on a servicing retained basis, and adjustable-rate and non-conforming residential mortgage loans, which are sold on a servicing released basis.

         The net gain on sales of available-for-sale securities was $168,000 and $791,000 for the years ended December 31, 2000 and 1999, respectively. These gains resulted from sales of available-for-sale securities necessary to facilitate the funding of loan growth. The decrease in the net gains reflects the sales, at a loss, of certain investment securities that did not meet our overall investment objectives.

         The gain on sales of branches, net of expenses, was $1.4 million and $4.4 million for the years ended December 31, 2000 and 1999, respectively. The reduction in these gains results from a reduced number of branch divestitures. During 2000, we divested one of our branch locations in central Illinois, whereas in 1999, we divested seven branch offices in central and northern Illinois.

         Bank-owned life insurance income was $4.3 million and $3.9 million for the years ended December 31, 2000 and 1999, respectively. The increase for 2000 reflects an increased rate of return on this product primarily associated with the current interest rate environment as well as the reinvestment of product earnings.

         Other income was $9.3 million and $7.9 million for the years ended December 31, 2000 and 1999, respectively. The increase in other income is primarily attributable to rental income associated with leasing activities and increased rental fees received from First Services, L.P. for the use of data processing and other equipment owned by us. The increase in rental fees corresponds to the replacement of our teller system and certain other technological upgrades, including local and wide area network-based systems, core processors and item processing equipment that were replaced in 1999 in preparation for the Year 2000 transition.

     Noninterest Expense

         Noninterest expense was $158.0 million for the year ended December 31, 2000, in comparison to $138.8 million for 1999. The increase reflects:

         o the noninterest expense associated with our acquisitions completed throughout 1999 and 2000 subsequent to their respective acquisition dates;

         o     increased salaries and employee benefit expenses;

         o     increased information technology fees;

         o increased amortization of intangibles associated with the purchase of subsidiaries; and

         o increased expenses associated with our internal restructuring process.

         The overall increase in noninterest expense was partially offset by a decrease in legal, examination and professional fees.

         During 1999, we began an internal restructuring process designed to better position us for future growth and opportunities expected to become available as consolidation and changes continue in the delivery of financial services. The magnitude of this project was extensive and covered almost every area of our organization. The primary objectives of the restructuring process were to:

         o redesign the corporate organization to provide clearer lines of authority which are more conducive to the effective delivery of services to customers;

         o enhance our technological strength to enable us to more effectively and efficiently provide the products, services and delivery channels necessary to remain competitive in the financial services industry of the future;

         o establish the infrastructure necessary to better support our service delivery and business development efforts, and to provide more efficient, better quality services to customers;

         o increase the depth and abilities of all levels of our management and provide supervision to lead its efforts to accomplish our corporate objectives; and

         o improve internal monitoring systems in order to better assess the progress of all of our areas in achieving our corporate objectives.

         Although these efforts have primarily led to increased capital expenditures and noninterest expenses in the short term, we anticipate they will lead to additional internal growth, more efficient operations and improved profitability over the long term.

         Salaries and employee benefits increased by $11.9 million to $73.4 million from $61.5 million for the years ended December 31, 2000 and 1999, respectively. We primarily associate the increase with our acquisitions completed throughout 1999 and 2000 as well as the additional lines of business that we entered into in 2000, including institutional money management, international banking and fiduciary deposit management for bankruptcy trustees, receivers and other estate administrators. However, the increase also reflects the competitive environment in the employment market that has resulted in a higher demand for limited resources, thus escalating industry salary and employee benefit costs associated with employing and retaining qualified personnel. In addition, the increase includes various additions to our staff to enhance executive and senior management expertise, improve technological support and strengthen centralized operational functions.

         Occupancy, net of rental income, and furniture and equipment expense totaled $26.4 million and $21.0 million for the years ended December 31, 2000 and 1999, respectively. The increase is primarily attributable to our acquisitions, the relocation of certain California and Texas branches and increased depreciation expense associated with numerous capital expenditures made throughout 1999, including the implementation of our new teller system. Our selective elimination of 16 branch offices by sales, mergers or closures during 1999 and 2000 partially offset this increase.

         Information technology fees were $22.4 million and $18.6 million for the years ended December 31, 2000 and 1999, respectively. We attribute the increased information technology fees to growth and technological advancements consistent with our product and service offerings and upgrades to technological equipment, networks and communication channels.

         Legal, examination and professional fees were $4.5 million and $9.1 million for the years ended December 31, 2000 and 1999, respectively. The decrease in these fees results from a decline in our utilization of external consultants who provided assistance throughout 1999 associated with the development and expansion of selected business initiatives. The decrease also reflects the settlement of certain litigation completed in 1999.

         Amortization of intangibles associated with the purchase of subsidiaries was $5.3 million and $4.4 million for the years ended December 31, 2000 and 1999, respectively. The increase for 2000 is primarily attributable to amortization of the cost in excess of the fair value of the net assets acquired of the nine acquisitions that we completed during 2000.

         Other expense was $14.7 million and $13.7 million for the years ended December 31, 2000 and 1999, respectively. Other expense encompasses numerous general and administrative expenses including but not limited to travel, meals and entertainment, insurance, freight and courier services, correspondent bank charges, miscellaneous losses and recoveries, and sales taxes. The overall increase in these expenses primarily reflects:

         o     continued growth and expansion of our banking franchise;

         o a $700,000 provision for an estimated loss on equipment underlying leases associated with a previously acquired entity; and

         o a $200,000 provision for estimated losses associated with certain pending litigation.

         Offsetting the overall increase in other expenses in 2000 were recoveries of $1.8 million from loans of acquired entities that had been fully charged off prior to the acquisition dates.

     Provision for Income Taxes

         The provision for income taxes was $34.5 million for the year ended December 31, 2000, representing an effective income tax rate of 37.2%, in comparison to $26.3 million, representing an effective income tax rate of 36.5%, for the year ended December 31, 1999. The increase in the effective income tax rate is primarily attributable to:

         o the increase in amortization of intangibles associated with the purchase of subsidiaries, which is not deductible for tax purposes; and

         o a reduction of the deferred tax asset valuation reserve of approximately $405,000 related to the utilization of net operating losses associated with a previously acquired entity, which was recorded in March 2000.

Interest Rate Risk Management

         For financial institutions, the maintenance of a satisfactory level of net interest income is a primary factor in achieving acceptable income levels. However, the maturity and repricing characteristics of the institution's loan and investment portfolios may differ significantly from those within its deposit structure. The nature of the loan and deposit markets within which a financial institution operates, and its objectives for business development within those markets at any point in time influence these characteristics. In addition, the ability of borrowers to repay loans and depositors to withdraw funds prior to stated maturity dates introduces divergent option characteristics, which operate primarily as interest rates change. These factors cause various elements of the institution's balance sheet to react in different manners and at different times relative to changes in interest rates, thereby leading to increases or decreases in net interest income over time. Depending upon the direction and velocity of interest rate movements and their effect on the specific components of the institution's balance sheet, the effects on net interest income can be substantial. Consequently, managing a financial institution requires establishing effective control of the exposure of the institution to changes in interest rates.

         We strive to manage our interest rate risk by:

         o maintaining an Asset Liability Committee, or ALCO, responsible to our Board of Directors, to review the overall interest rate risk management activity and approve actions taken to reduce risk;

         o maintaining an effective simulation model to determine our exposure to changes in interest rates;

         o coordinating the lending, investing and deposit-generating functions to control the assumption of interest rate risk; and

         o employing various financial instruments, including derivatives, to offset inherent interest rate risk when it becomes excessive.

         The objective of these procedures is to limit the adverse impact that changes in interest rates may have on our net interest income.

         The ALCO has overall responsibility for the effective management of interest rate risk and the approval of policy guidelines. The ALCO includes our Chairman and Chief Executive Officer, President and the senior executives of investments, credit, banking support and finance, and certain other officers. The Asset Liability Management Group, which monitors interest rate risk, supports the ALCO, prepares analyses for review by the ALCO and implements actions that are either specifically directed by the ALCO or established by policy guidelines.

         In managing sensitivity, we strive to reduce the adverse impact on earnings by managing interest rate risk within internal policy constraints. Our policy is to manage exposure to potential risks associated with changing interest rates by maintaining a balance sheet posture in which annual net interest income is not significantly impacted by reasonably possible near-term changes in interest rates. To measure the effect of interest rate changes, we project our net income over two one-year horizons on a pro forma basis. The analysis assumes various scenarios for increases and decreases in interest rates including both instantaneous and gradual, and parallel and non-parallel shifts in the yield curve, in varying amounts. For purposes of arriving at reasonably possible near-term changes in interest rates, we include scenarios based on actual changes in interest rates, which have occurred over a two-year period, simulating both a declining and rising interest rate scenario. We are "asset-sensitive," indicating that our assets would generally reprice with changes in rates more rapidly than our liabilities, and our simulation model indicates a loss of projected net interest income should interest rates decline. While a decline in interest rates of less than 100 basis points has a relatively minimal impact on our net interest income, an instantaneous parallel decline in the interest yield curve of 100 basis points indicates a pre-tax projected loss of approximately 7.0% of net interest income, based on assets and liabilities at September 30, 2002. Although we do not anticipate that instantaneous shifts in the yield curve as projected in our simulation model are likely, these are indications of the effects that changes in interest rates would have over time.

         We also prepare and review a more traditional interest rate sensitivity position in conjunction with the results of our simulation model. The following table presents the projected maturities and periods to repricing of our rate sensitive assets and liabilities as of September 30, 2002, adjusted to account for anticipated prepayments:

                                                                   Over       Over
                                                                   three       six        Over
                                                        Three     through    through       one       Over
                                                       months       six      twelve      through     five
                                                       or less    months     months    five years    years    Total
                                                       -------    ------     ------    ----------    -----    -----
                                                                    (dollars expressed in thousands)

Interest-earning assets:
   Loans (1)......................................  $4,138,762    498,904    477,730    345,698      2,926  5,464,020
   Investment securities..........................     312,769     60,545    107,507    329,834    104,220    914,875
   Federal funds sold and other...................      81,393         --         --         --         --     81,393
                                                    ----------  ---------  ---------  ---------  ---------  ---------
       Total interest-earning assets..............   4,532,923    559,449    585,237    675,532    107,146  6,460,288
   Effect of interest rate swap agreements........  (1,050,000)        --         --  1,050,000         --         --
                                                    ----------  ---------  ---------  ---------  ---------  ---------
       Total interest-earning assets after
          the effect of interest rate
          swap agreements.........................  $3,482,923    559,449    585,237  1,725,532    107,146  6,460,288
                                                    ==========  =========  =========  =========  =========  =========
Interest-bearing liabilities:
   Interest-bearing demand accounts...............  $  283,194    176,040    114,809     84,193    107,155    765,390
   Money market demand accounts...................      80,712     66,469     56,973     80,712    189,911    474,777
   Savings accounts...............................   1,551,957         --         --         --         --  1,551,957
   Time deposits..................................     551,490    419,240    630,244    678,075        514  2,279,562
   Other borrowed funds...........................     200,054         --      2,000      9,000      3,000    214,054
                                                    ----------  ---------  ---------  ---------  ---------  ---------
       Total interest-bearing liabilities.........   2,667,407    661,749    804,025    851,980    300,579  5,285,740
   Effect of interest rate swap agreements........     200,000         --         --   (200,000)        --         --
                                                    ----------  ---------  ---------  ---------  ---------  ---------
       Total interest-bearing liabilities
          after the effect of interest rate
          swap agreements.........................  $2,867,407    661,749    804,025    651,980    300,579  5,285,740
                                                    ==========  =========  =========  =========  =========  =========
Interest-sensitivity gap:
   Periodic.......................................  $  615,516   (102,300)  (218,788) 1,073,552   (193,433) 1,174,548
                                                                                                            =========
   Cumulative.....................................     615,516    513,217    294,429  1,367,981  1,174,548
                                                    ==========  =========  =========  =========  =========
Ratio of interest-sensitive assets
   to interest-sensitive liabilities:
     Periodic.....................................        1.21       0.85       0.73       2.65       0.36       1.22
     Cumulative...................................        1.21       1.15       1.07       1.27       1.22  ==========
                                                    ==========  =========  =========  =========  =========
     ----------------------
     (1) Loans are presented net of unearned discount.


         Management made certain assumptions in preparing the foregoing table. These assumptions included:

         o     loans will repay at projected repayment rates;

         o mortgage-backed securities, included in investment securities, will repay at projected repayment rates;

         o interest-bearing demand accounts and savings accounts are interest-sensitive at rates ranging from 11% to 37% and 12% to 40%, respectively, of the remaining balance for each period presented; and

         o     fixed maturity deposits will not be withdrawn prior to maturity.

         A significant variance in actual results from one or more of these assumptions could materially affect the results reflected in the table.

         At September 30, 2002, our asset-sensitive position on a cumulative basis through the twelve-month time horizon was $294.4 million, or 4.11% of total assets, in comparison to our asset-sensitive position on a cumulative basis through the twelve-month time horizon of $313.8 million, or 4.63% of total assets at December 31, 2001. The asset-sensitive positions for 2002 and 2001 reflect the effects of our interest rate swap agreements entered into in conjunction with our interest rate risk management program.

         The interest-sensitivity position is one of several measurements of the impact of interest rate changes on net interest income. Its usefulness in assessing the effect of potential changes in net interest income varies with the constant change in the composition of our assets and liabilities and changes in interest rates. For this reason, we place greater emphasis on our simulation model for monitoring our interest rate risk exposure.

         As previously discussed, we utilize derivative financial instruments to assist in our management of interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities. The derivative financial instruments we hold are summarized as follows:

                                          September 30, 2002          December 31, 2001          December 31, 2000
                                        ----------------------      ---------------------      ---------------------
                                        Notional       Credit       Notional      Credit       Notional       Credit
                                         Amount       Exposure       Amount      Exposure       Amount       Exposure
                                         ------       --------       ------      --------       ------       --------
                                                              (dollars expressed in thousands)

Cash flow hedges.................   $1,050,000        1,883       900,000         1,764    1,055,000         3,449
Fair value hedges................      387,450        7,866       200,000         6,962       50,000           758
Interest rate floor agreements...           --           --            --            --       35,000             6
Interest rate cap agreements.....      450,000          426       450,000         2,063      450,000         3,753
Interest rate lock commitments...      106,000           --        88,000            --        4,100            --
Forward commitments to sell
  Mortgage-backed securities.....      243,000           --       209,000            --       32,000            --
                                    ==========        =====       =======         =====    =========         =====

         The notional amounts of derivative financial instruments do not represent amounts exchanged by the parties and, therefore, are not a measure of our credit exposure through the use of these instruments. The credit exposure represents the accounting loss we would incur in the event the counterparties failed completely to perform according to the terms of the derivative financial instruments and the collateral held to support the credit exposure was of no value.

         During the nine months ended September 30, 2002 and 2001, the net interest income realized on our derivative financial instruments was $38.0 million and $12.8 million, respectively. The increase is primarily due to interest income associated with the additional swap agreements entered into during May and June 2002 as well as the decline in prevailing interest rates. In addition, we recorded a net gain on derivative instruments, which is included in noninterest income in the consolidated statements of income, of $1.7 million and $14.4 million for the nine months ended September 30, 2002 and 2001, respectively. The net decrease in income from 2001 reflects $3.8 million of gains resulting from the termination of certain interest rate swap agreements during the second quarter of 2001, the sale of our interest rate floor agreements in November 2001 and changes in the fair value of our interest rate cap agreements and fair value hedges. During 2001 and 1999, we recorded net interest income on derivative financial instruments of $23.4 million and $430,000, respectively, in comparison to net interest expense of $4.7 million in 2000. In addition, we realized a net gain on derivative instruments, which is included in noninterest income in the consolidated statements of income, of $18.6 million for the year ended December 31, 2001.

         Cash Flow Hedges

         We entered into the following interest rate swap agreements, designated as cash flow hedges, to effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income over time:

         o During 1998, we entered into $280.0 million notional amount of interest rate swap agreements that provided for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the daily weighted average prime lending rate minus 2.705%. The underlying hedged assets were certain loans within our commercial loan portfolio. The terms of the swap agreements provided for us to pay quarterly and receive payment semiannually. In June 2001 and November 2001, we terminated $205.0 million and $75.0 million notional amount, respectively, of these swap agreements, which would have expired in 2002, in order to appropriately modify our overall hedge position in accordance with our interest rate risk management program. In conjunction with these terminations, we recorded gains of $2.8 million and $1.7 million, respectively.

         o During September 1999, we entered into $175.0 million notional amount of interest rate swap agreements that provided for us to receive a fixed rate of interest and pay an adjustable rate equivalent to the weighted average prime lending rate minus 2.70%. The underlying hedged assets were certain loans within our commercial loan portfolio. The terms of the swap agreements provided for us to pay and receive interest on a quarterly basis. In April 2001, we terminated these swap agreements, which would have expired in September 2001, and replaced them with similar swap agreements with extended maturities in order to lengthen the period covered by the swaps. In conjunction with the termination of these swap agreements, we recorded a gain of $985,000.

         o During September 2000, March 2001, April 2001 and March 2002, we entered into $600.0 million, $200.0 million, $175.0 million and $150.0 million notional amount, respectively, of interest rate swap agreements. The underlying hedged assets are certain loans within our commercial loan portfolio. The swap agreements, which have been designated as cash flow hedges, provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the weighted average prime lending rate minus 2.70%, 2.82%, 2.82% and 2.80%, respectively. The terms of the swap agreements provide for us to pay and receive interest on a quarterly basis. In November 2001, we terminated $75.0 million notional amount of the swap agreements originally entered into in April 2001, which would have expired in April 2006, in order to appropriately modify our overall hedge position in accordance with our interest rate risk management program. We recorded a gain of $2.6 million in conjunction with the termination of these swap agreements. The amount receivable by us under the swap agreements was $3.0 million and $2.9 million at September 30, 2002 and December 31, 2001, respectively, and the amount payable by us was $1.1 million at September 30, 2002 and December 31, 2001.

         The maturity dates, notional amounts, interest rates paid and received and fair value of our interest rate swap agreements designated as cash flow hedges as of September 30, 2002 and December 31, 2001 were as follows:

                                                                  Notional   Interest rate Interest rate     Fair
                          Maturity date                            amount        paid        received        value
                          -------------                            ------        ----        --------        -----
                                                                         (dollars expressed in thousands)

         September 30, 2002:
             March 14, 2004..................................  $  150,000        1.95%         3.93%     $   4,357
             September 20, 2004..............................     600,000        2.05          6.78         53,927
             March 21, 2005..................................     200,000        1.93          5.24         14,043
             April 2, 2006...................................     100,000        1.93          5.45          9,054
                                                               ----------                                ---------
                                                               $1,050,000        2.00          5.95      $  81,381
                                                               ==========       =====         =====      =========

         December 31, 2001:
             September 20, 2004..............................  $  600,000        2.05%         6.78%        40,980
             March 21, 2005..................................     200,000        1.93          5.24          4,951
             April 2, 2006...................................     100,000        1.93          5.45          2,305
                                                               ----------                                ---------
                                                               $  900,000        2.01          6.29      $  48,236
                                                               ==========       =====         =====      =========

         Fair Value Hedges

         We entered into the following interest rate swap agreements, designated as fair value hedges, to effectively shorten the repricing characteristics of certain interest-bearing liabilities to correspond more closely with their funding source with the objective of stabilizing net interest income over time:

         o During September 2000, we entered into $25.0 million notional amount of one-year interest rate swap agreements and $25.0 million notional amount of five and one-half year interest rate swap agreements that provided for us to receive fixed rates of interest ranging from 6.60% to 7.25% and pay an adjustable rate equivalent to the three-month London Interbank Offering Rate minus rates ranging from 0.02% to 0.11%. The underlying hedged liabilities were a portion of our time deposits of $100,000 or more. The terms of the swap agreements provided for us to pay interest on a quarterly basis and receive interest on either a semiannual basis or an annual basis. In September 2001, the one-year interest rate swap agreements matured, and we terminated the five and one-half year interest rate swap agreements because the underlying interest-bearing liabilities had either matured or been called by their respective counterparties. There was no gain or loss recorded as a result of the terminations.

         o During January 2001, we entered into $50.0 million notional amount of three-year interest rate swap agreements and $150.0 million notional amount of five-year interest rate swap agreements that provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the three-month London Interbank Offering Rate. The underlying hedged liabilities are a portion of our other time deposits. The terms of the swap agreements provide for us to pay interest on a quarterly basis and receive interest on a semiannual basis. The amount receivable by us under the swap agreements was $2.5 million and $5.2 million at September 30, 2002 and December 31, 2001, respectively, and the amount payable by us under the swap agreements was $868,000 and $1.2 million at September 30, 2002 and December 31, 2001, respectively.

         o During May 2002 and June 2002, we entered into $55.2 million and $86.3 million notional amount, respectively, of interest rate swap agreements that provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the three-month London Interbank Offering Rate plus 2.30% and 2.75%, respectively. In addition, during June 2002, FBA entered into $46.0 million notional amount of interest rate swap agreements that provide for us to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the three-month London Interbank Offering Rate plus 1.97%. The underlying hedged liabilities are our guaranteed preferred beneficial interests in First Banks, Inc. subordinated debentures and First Banks America, Inc. subordinated debentures. The terms of the swap agreements provide for us to pay and receive interest on a quarterly basis. There were no amounts receivable or payable by us at September 30, 2002. The $86.3 million notional amount interest rate swap agreement was called by its counterparty on November 8, 2002 resulting in final settlement of this interest rate swap agreement on December 18, 2002.

         The maturity dates, notional amounts, interest rates paid and received and fair value of our interest rate swap agreements designated as fair value hedges as of September 30, 2002 and December 31, 2001 were as follows:

                                                                  Notional   Interest rate Interest rate     Fair
                          Maturity date                            amount        paid        received        value
                          -------------                            ------        ----        --------        -----
                                                                         (dollars expressed in thousands)

         September 30, 2002:
             January 9, 2004.................................  $   50,000        1.86%         5.37%     $   2,221
             January 9, 2006.................................     150,000        1.86          5.50         13,406
             March 31, 2027..................................      86,250        4.61          9.25           (220)
             June 30, 2028...................................      46,000        3.83          8.50            336
             December 31, 2031...............................      55,200        4.16          9.00          4,060
                                                               ----------                                ---------
                                                               $  387,450        3.03          7.17      $  19,803
                                                               ==========       =====         =====      =========

         December 31, 2001:

             January 9, 2004.................................  $   50,000        2.48%         5.37%     $   1,761
             January 9, 2006.................................     150,000        2.48          5.50          3,876
                                                               ----------                                ---------
                                                               $  200,000        2.48          5.47      $   5,637
                                                               ==========       =====         =====      =========

          Interest Rate Floor Agreements

          During January 2001 and March 2001, we entered into $200.0 million and $75.0 million notional amount, respectively, of four-year interest rate floor agreements to further stabilize net interest income in the event of a falling rate scenario. The interest rate floor agreements provided for us to receive a quarterly adjustable rate of interest equivalent to the differential between the three-month London Interbank Offering Rate and the strike prices of 5.50% or 5.00%, respectively, should the three-month London Interbank Offering Rate fall below the respective strike prices. In November 2001, we terminated these interest rate floor agreements in order to appropriately modify our overall hedge position in accordance with our interest rate risk management program. In conjunction with the termination, we recorded a pre-tax adjustment of $4.0 million representing the decline in fair value from our previous month-end measurement date. These agreements provided net interest income of $2.1 million for the year ended December 31, 2001.

         Interest Rate Cap Agreements

          In conjunction with the interest rate swap agreements maturing September 20, 2004, we also entered into $450.0 million notional amount of four-year interest rate cap agreements to limit the net interest expense associated with our interest rate swap agreements in the event of a rising rate scenario. The interest rate cap agreements provide for us to receive a quarterly adjustable rate of interest equivalent to the differential between the three-month London Interbank Offering Rate and the strike price of 7.50% should the three-month London Interbank Offering Rate exceed the strike price. At September 30, 2002 and December 31, 2001, the carrying value of these interest rate cap agreements, which is included in derivative instruments in the consolidated balance sheets, was $426,000 and $2.1 million, respectively.

         Pledged Collateral

         At September 30, 2002 and December 31, 2001, we had pledged investment securities available for sale with a carrying value of $5.9 million and $1.1 million, respectively, in connection with our interest rate swap agreements. In addition, at September 30, 2002, and December 31, 2001, we had accepted, as collateral in connection with our interest rate swap agreements, cash of $97.5 million and $4.9 million, respectively. At December 31, 2001, we had also accepted investment securities with a fair value of $53.9 million as collateral in connection with our interest rate swap agreements. We are permitted by contract to sell or repledge the collateral accepted from our counterparties, however, at September 30, 2002 and December 31, 2001, we had not done so.

         Interest Rate Lock Commitments / Forward Commitments to Sell Mortgage-Backed Securities

         Derivative financial instruments issued by us consist of interest rate lock commitments to originate fixed-rate loans. Commitments to originate fixed-rate loans consist primarily of residential real estate loans. These net loan commitments and loans held for sale are hedged with forward contracts to sell mortgage-backed securities.

Mortgage Banking Activities

         Our mortgage banking activities consist of the origination, purchase and servicing of residential mortgage loans. The purchase of loans to be held for sale is limited to loans held for sale that we acquire in conjunction with our acquisition of other financial institutions. Exclusive of these acquired loans, we do not purchase loans to be held for sale. Generally, we sell our production of residential mortgage loans in the secondary loan markets. Servicing rights are retained with respect to conforming fixed-rate residential mortgage loans. We sell other loans, including adjustable-rate and nonconforming residential mortgage loans, on a servicing released basis.

         For the nine months ended September 30, 2002 and 2001, we originated and purchased loans for resale totaling $1.30 billion and $1.09 billion, and sold loans totaling $848.3 million and $728.5 million, respectively. For the three years ended December 31, 2001, 2000 and 1999, we originated and purchased loans for resale totaling $1.52 billion, $532.2 million and $452.9 million and sold loans totaling $992.0 million, $413.2 million and $507.1 million, respectively. The origination and purchase of residential mortgage loans and the related sale of the loans provides us with additional sources of income including the gain or loss realized upon sale, the interest income earned while the loan is held awaiting sale and the ongoing loan servicing fees from the loans sold with servicing rights retained. Mortgage loans serviced for investors aggregated $1.26 billion at September 30, 2002, and $1.07 billion, $957.2 million and $957.1 million at December 31, 2001, 2000 and 1999, respectively.

         The gain on mortgage loans originated for resale, including loans sold and held for sale, was $20.3 million and $9.7 million for the nine months ended September 30, 2002 and 2001, respectively, and $15.0 million, $7.8 million and $6.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. We determine these gains, net of losses, on a lower of cost or market basis. These gains are realized at the time of sale. The cost basis reflects: (1) adjustments of the carrying values of loans held for sale to the lower of cost, adjusted to include the cost of hedging the loans held for sale, or current market values; and (2) adjustments for any gains or losses on loan commitments for which the interest rate has been established, net of anticipated underwriting "fallout" (loans not funded due to issues discovered during the underwriting process) adjusted for the cost of hedging these loan commitments. The overall increase for the nine months ended September 30, 2002 and for 2001 is primarily attributable to a significant increase in the volume of loans originated and sold commensurate with the prevailing interest rate environment experienced throughout 2001, including continued reductions in mortgage loan rates and our growth in mortgage banking activities. The increases for 2000 and 1999 reflect the expansion of our mortgage banking activities into our California and Texas markets.

         The interest income on loans held for sale was $10.1 million for the nine months ended September 30, 2002, compared to $7.8 million for the comparable period in 2001. The interest income on loans held for sale was $11.1 million for the year ended December 31, 2001, in comparison to $3.5 million and $4.9 million for the years ended December 31, 2000 and 1999, respectively. The amount of interest income realized on loans held for sale is a function of the average balance of loans held for sale, the period for which the loans are held and the prevailing interest rates when the loans are made. The average balance of loans held for sale was $177.0 million and $144.8 million for the nine months ended September 30, 2002 and 2001, respectively, and $150.8 million, $47.0 million and $79.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. On an annualized basis, our yield on the portfolio of loans held for sale was 7.66% and 7.23% for the nine months ended September 30, 2002 and 2001, respectively, and 7.38%, 7.49% and 6.23% for the years ended December 31, 2001, 2000 and 1999, respectively. This compares with our cost of funds, as a percentage of average interest-bearing liabilities, of 2.99% and 4.73% for the nine months ended September 30, 2002 and 2001, respectively, and 4.44%, 4.85% and 4.51% for the years ended December 31, 2001, 2000 and 1999, respectively.

         We report mortgage loan servicing fees net of amortization of mortgage servicing rights, interest shortfall and mortgage-backed security guarantee fee expense. Interest shortfall equals the difference between the interest collected from a loan-servicing customer upon prepayment of the loan and a full month's interest that is required to be remitted to the security owner. Loan servicing fees, net, which are included in other noninterest income in the statements of operations, were $553,000 and $302,000 for the nine months ended September 30, 2002 and 2001, respectively, and $222,000, $486,000 and $657,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in loan servicing fees in 2002 primarily reflects the significant increase in the volume of loans originated and sold commensurate with the reductions in mortgage loan rates experienced in 2001. We attribute the decrease in loan servicing fees for 2001, 2000 and 1999 primarily to increased amortization of mortgage servicing rights, reduced late charge fees and our strategy of selling the new production of adjustable-rate and nonconforming residential mortgage loans on a servicing released basis. Amortization of mortgage servicing rights was $2.7 million for the nine months ended September 30, 2002 and 2001, and $3.7 million, $3.1 million and $2.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

         Our interest rate risk management policy provides certain hedging parameters to reduce the interest rate risk exposure arising from changes in loan prices from the time of commitment until the sale of the security or loan. To reduce this exposure, we use forward commitments to sell fixed-rate mortgage-backed securities at a specified date in the future. At September 30, 2002 and December 31, 2001, 2000 and 1999, we had $235.5 million, $197.5 million, $37.6 million and $31.5 million, respectively, of loans held for sale and related commitments, net of committed loan sales and estimated underwriting fallout, of which $243.1 million, $209.9 million, $32.0 million and $33.0 million, respectively, were hedged through the use of such forward commitments.

General

         We are a registered bank holding company incorporated in Missouri and headquartered in St. Louis County, Missouri. Through the operation of our subsidiaries, we offer a broad array of financial services to consumer and commercial customers. Since 1994, our organization has grown significantly, primarily as a result of our acquisition strategy, as well as through internal growth. We currently operate banking subsidiaries with branches in California, Illinois, Missouri and Texas. At September 30, 2002, we had total assets of $7.17 billion, loans, net of unearned discount, of $5.46 billion, total deposits of $6.03 billion and total stockholders' equity of $506.2 million.

         In the development of our banking franchise, we emphasize acquiring other financial institutions as one means of achieving our growth objectives. Acquisitions may serve to enhance our presence in a given market, to expand the extent of our market area or to enable us to enter new or noncontiguous markets. Due to the nature of our ownership, we have elected to only engage in those acquisitions that can be accomplished for cash. However, by using cash in our acquisitions, the characteristics of the acquisition arena may, at times, place us at a competitive disadvantage relative to other acquirers offering stock transactions. This results from the market attractiveness of other financial institutions' stock and the advantages of tax-free exchanges to the selling shareholders. Our acquisition activities are generally somewhat sporadic because we may consummate multiple transactions in a particular period, followed by a substantially less active acquisition period. Furthermore, the intangible assets recorded in conjunction with these acquisitions create an immediate reduction in regulatory capital. This reduction, as required by regulatory policy, provides further financial disincentives to paying large premiums in cash acquisitions.

         Recognizing these facts, we follow certain patterns in our acquisitions. First, we typically acquire several smaller institutions, sometimes over an extended period of time, rather than a single larger one. We attribute this approach to the constraints imposed by the amount of funds required for a larger transaction, as well as the opportunity to minimize the aggregate premium required through smaller individual transactions. Secondly, in some acquisitions, we may acquire institutions having significant asset-quality, ownership, regulatory or other problems. We seek to address the risks of these issues by adjusting the acquisition pricing, accompanied by appropriate remedial attention after consummation of the transaction. In these institutions, these issues may diminish their attractiveness to other potential acquirers, and therefore may reduce the amount of acquisition premium required. Finally, we may pursue our acquisition strategy in other geographic areas, or pursue internal growth more aggressively because cash transactions may not be economically viable in extremely competitive acquisition markets.

         During the five years ended December 31, 2001, we primarily concentrated our acquisitions in California, completing 13 acquisitions of banks and five purchases of branch offices, which provided us with an aggregate of $2.05 billion in total assets and 47 banking locations as of the dates of acquisition. More recent acquisitions have occurred in our other geographic markets. On January 15, 2002, we completed our acquisition of a bank in Des Plaines, Illinois, which provided us with $256.3 million in total assets and four banking locations and on June 22, 2002, we completed our assumption of the deposits and certain liabilities and the purchase of certain assets of two branch offices in Denton and Garland, Texas, which provided us with deposits of $64.9 million. We are also planning on further expanding our Midwest banking franchise with an acquisition in the Ste. Genevieve, Missouri market, which is expected to be completed in the first quarter of 2003. These acquisitions have allowed us to significantly expand our presence throughout our geographic areas, improve operational efficiencies, convey a more consistent image and quality of service and more cohesively market and deliver our products and services. Management continues to meld the acquired entities into our operations, systems and culture.

         Following our acquisitions, various tasks are necessary to effectively integrate the acquired entities into our business systems and culture. While the activities required are specifically dependent upon the individual circumstances surrounding each acquisition, the majority of our efforts have been concentrated in various areas including, but not limited to:

         o     improving asset quality;

         o reducing unnecessary, duplicative and/or excessive expenses including personnel, information technology and certain other operational and administrative expenses;

         o maintaining, repairing and, in some cases, refurbishing bank premises necessitated by the deferral of such projects by some of the acquired entities;

         o renegotiating long-term leases which provide space in excess of that necessary for banking activities and/or rates in excess of current market rates, or subleasing excess space to third parties;

         o relocating branch offices which are not adequate, conducive or convenient for banking operations; and

         o managing actual or potential litigation that existed with respect to acquired entities to minimize the overall costs of negotiation, settlement or litigation.

         The post-acquisition process also includes the combining of separate and distinct entities together to form a cohesive organization with common objectives and focus. We invest significant resources to reorganize staff, recruit personnel where needed, and establish the direction and focus necessary for the combined entity to take advantage of the opportunities available to it. This investment contributed to the increases in noninterest expense during the five years ended December 31, 2001 and, to a lesser extent, the nine months ended September 30, 2002, and resulted in the creation of new banking entities, which conveyed a more consistent image and quality of service. The new banking entities provide a broad array of banking products to their customers and compete effectively in their marketplaces, even in the presence of other financial institutions with much greater resources. While some of these modifications did not contribute to reductions of noninterest expense, they contributed to the commercial and retail business development efforts of the banks, and ultimately to their prospects for improving future profitability.

         In conjunction with our acquisition strategy, we have also focused on building and reorganizing the infrastructure necessary to accomplish our objectives for internal growth. This process has required significant increases in the resources dedicated to commercial and consumer business development, financial service product line and delivery systems, branch development and training, advertising and marketing programs, and administrative and operational support. In addition, during 1999, we began an internal restructuring process designed to better position us for future growth and opportunities expected to become available as consolidation and changes continue in the delivery of financial services. The magnitude of this project was extensive and covered almost every area of our organization. We continue to focus on modifying and effectively repositioning our internal and external resources to better serve the markets in which we operate. Although these efforts have primarily led to increased capital expenditures and noninterest expenses, we anticipate they will lead to additional internal growth, more efficient operations and improved profitability over the long term.

         In February 1997, our initial financing subsidiary, First Preferred Capital Trust, issued $86.25 million of 9.25% trust preferred securities, and, in October 2000, our second financing subsidiary, First Preferred Capital Trust II, issued $57.5 million of 10.24% trust preferred securities. In November 2001, our third financing subsidiary, First Preferred Capital Trust III, issued $55.2 million of 9.00% trust preferred securities, and, on April 10, 2002, First Bank Capital Trust, our fourth financing subsidiary, issued $25.0 million of variable rate cumulative trust preferred securities. In addition, in July 1998, FBA's financing subsidiary, First America Capital Trust, issued $46.0 million of 8.50% trust preferred securities. Each of these financing subsidiaries operates as a Delaware statutory trust. The trust preferred securities issued by First Preferred Capital Trust, First Preferred Capital Trust II and First Preferred Capital Trust III are publicly held and traded on the Nasdaq National Market. The trust preferred securities issued by First Bank Capital Trust were issued in a private placement and rank equal to the trust preferred securities issued by our other three financing subsidiaries and junior to the trust preferred securities issued by First Preferred Capital Trust III. The trust preferred securities issued by FBA's financing subsidiary are publicly held and traded on the New York Stock Exchange. These trust preferred securities have no voting rights except in certain limited circumstances. With the exception of the First Bank Capital Trust preferred securities, we pay distributions on these trust preferred securities quarterly in arrears on March 31st, June 30th, September 30th, and December 31st of each year. Distributions on the First Bank Capital Trust preferred securities are payable semi-annually in arrears on April 22nd and October 22nd of each year. The distributions payable on all issues of trust preferred securities are included in interest expense in the consolidated statements of income.

Lending Activities

         Our enhanced business development resources assisted in the realignment of certain acquired loan portfolios, which were skewed toward loan types that reflected the abilities and experiences of the management of the acquired entities. In order to achieve a more diversified portfolio, to address asset-quality issues in the portfolios and to achieve a higher interest yield on our loan portfolio, we reduced a substantial portion of the loans which were acquired during this time through payments, refinancing with other financial institutions, charge-offs, and, in certain instances, sales of loans. As a result, our portfolio of one-to-four family residential real estate loans, after reaching a high of $1.20 billion at December 31, 1995, has decreased to $798.1 million at December 31, 2001, and $703.9 million at September 30, 2002. Similarly, our portfolio of consumer and installment loans, net of unearned discount, decreased significantly from $279.3 million at December 31, 1997 to $122.1 million at December 31, 2001, and $91.0 million at September 30, 2002. The decrease in 2002 reflects the reduction in new consumer and installment loan volumes and the repayment of principal on our existing consumer and installment loan portfolio, all of which are consistent with our objectives of expanding commercial lending and reducing the amount of less profitable loan types. For the year ended December 31, 2001, the overall decline in our consumer and installment portfolio, exclusive of loans held for sale, also reflects the sale of our student loan and credit card portfolios, which totaled approximately $16.9 million and $13.5 million, respectively, at the time of sale. We recorded gains of $1.9 million and $229,000 on the sale of the credit card portfolio and student loan portfolio, respectively, and we do not have any continuing involvement in the transferred assets.

         As these components of our loan portfolio decreased, we replaced them with higher yielding loans that were internally generated by our business development function. With our acquisitions, we expanded our business development function into the new market areas in which we were then operating. Consequently, in spite of relatively large reductions in acquired portfolios, our aggregate loan portfolio, net of unearned discount, increased from $3.00 billion at December 31, 1997 to $5.41 billion at December 31, 2001 and $5.46 billion at September 30, 2002.

         Our business development efforts are focused on the origination of loans in three general types: (a) commercial, financial and agricultural loans, which totaled $1.47 billion at September 30, 2002; (b) commercial real estate mortgage loans, which totaled $1.68 billion at September 30, 2002; and (c) construction and land development loans, which totaled $983.3 million at September 30, 2002.

         The primary component of commercial, financial and agricultural loans is commercial loans which are made based on the borrowers' general credit strength and ability to generate cash flows for repayment from income sources. Most of these loans are made on a secured basis, most often involving the use of company equipment, inventory and/or accounts receivable as collateral. For reporting purposes, this category of loans includes only those commercial loans that do not include real estate as collateral. Regardless of collateral, substantial emphasis is placed on the borrowers' ability to generate cash flow sufficient to operate the business and provide coverage of debt servicing requirements. Commercial loans are frequently renewable annually, although some terms may be as long as three years. These loans typically require the borrower to maintain certain operating covenants appropriate for the specific business, such as profitability, debt service coverage and current asset and leverage ratios, which are generally reported and monitored on a quarterly basis and subject to more detailed annual reviews. Commercial loans are made to customers primarily located in the geographic trade areas of our subsidiary banks in Missouri, Illinois, Texas and California, and who are engaged in manufacturing, retailing, wholesaling and other service businesses. This portfolio is not concentrated in large specific industry segments that are characterized by sufficient homogeneity that would result in significant concentrations of credit exposure. Rather, it is a highly diversified portfolio that encompasses many industry segments. The largest general concentration in this portfolio, which is not homogeneous in nature, is agricultural which totals approximately $44.1 million, representing approximately 3% of the commercial, financial and agricultural portfolio. This portfolio, however, is diverse in geography and collateral, secured by a mixture of agricultural equipment, livestock and crop production. The largest homogeneous industry segment included within this portfolio is the fast-food restaurant segment, in which we had total loans outstanding of approximately $50.0 million, representing approximately 3% of this portfolio at September 30, 2002. Diversity in this segment of the portfolio is represented by both geography and a mixture of loans to both franchisors and franchisees, with approximately 70% of the portfolio involving loans to franchisees and 30% to franchisors. Within both real estate and commercial lending portfolios, we strive for the highest degree of diversity that is practicable. We also emphasize the development of other service relationships with our commercial borrowers, particularly deposit accounts.

         Commercial real estate loans include loans for which the intended source of repayment is the rental and other income from the real estate, including both commercial real estate developed for lease and owner occupied commercial real estate. The underwriting of owner occupied commercial real estate loans generally follows the procedures for commercial lending described above, except that the collateral is real estate, and the loan term may be longer. The primary emphasis in underwriting loans for which the primary source of repayment is the performance of the collateral is the projected cash flow from the real estate and its adequacy to cover the operating costs of the project and the debt service requirements. Secondary emphasis is placed on the appraised value of the real estate, although the appraised liquidation value of the collateral must be adequate to repay the debt and related interest in the event the cash flow becomes insufficient to service the debt. Generally, underwriting terms require the loan principal not to exceed 75% of the appraised value of the collateral and the loan maturity not to exceed seven years. Commercial real estate loans are made for commercial office space, retail properties, hospitality, industrial and warehouse facilities and recreational properties. We rarely finance commercial real estate or rental properties that do not have lease commitments from substantial tenants.

         Construction and land development loans include commitments for construction of both residential and commercial properties. Commercial real estate projects require commitments for permanent financing from other lenders upon completion of the project or, more typically, include a short-term amortizing component of the financing from the bank. Commitments for construction of multi-tenant commercial and retail projects require lease commitments from a substantial primary tenant or tenants prior to commencement of construction. We finance some projects for borrowers whose home office is within our trade area for which the particular project may be outside our normal trade area. We do not, however, engage in developing commercial and residential construction lending business outside of our trade area. Residential real estate construction and development loans are made based on the cost of land acquisition and development, as well as the construction of the residential units. Although we finance the cost of display units and units held for sale, approximately 40% of the loans for individual residential units have purchase commitments prior to funding.

         In addition to underwriting based on estimates and projection of financial strength, collateral values and future cash flows, most loans to borrowing entities other than individuals require the personal guarantees of the principals of the borrowing entity.

         Our commercial leasing portfolio totaled $141.8 million at September 30, 2002 and $149.0 million at December 31, 2001. This portfolio consists of leases originated by our former subsidiary, First Capital Group, Inc., Albuquerque, New Mexico, primarily through third parties, on commercial equipment including aircraft parts and equipment. During 2002, we changed the nature of this business, resulting in the discontinuation of the operations of First Capital Group, Inc. and the transfer of all responsibilities for the existing portfolio to a new leasing staff in St. Louis, Missouri.

         At December 31, 2001, within the commercial leasing portfolio, there were approximately $60.1 million of leases of parts and equipment to the commercial airline industry and related aircraft service providers. This equipment consisted primarily of engines, landing gear and replacement parts, most of which is used in maintenance operations by commercial airlines or by third party vendors performing maintenance for the airlines. In addition, there were several leases for smaller aircraft used by charter services. Earlier in 2001, it became apparent that the airline industry in general was experiencing problems with overcapacity, and as a result, had begun reducing its requirements for new and replacement aircraft. This was evidenced by airlines taking portions of their fleets, particularly older less efficient aircraft, out of service and reducing orders for new equipment. This affected maintenance operations because as the usage of aircraft decreased, the maintenance requirements were also reduced. Consequently, by late 2001, we discontinued new leases of equipment related to the airline industry.

         While some of the leases in our portfolio had evidenced problems by early 2001, overcapacity problems and resulting financial distress in the commercial airline industry became more critical after the terrorist attacks of September 11, 2001. Following these events, we re-evaluated our aviation related lease portfolio to examine our overall exposure to the industry, the effects of recent trends on valuations of equipment and the financial strength of our lessees. As a result of our review, for the year ended December 31, 2001, we incurred $4.5 million of charge-offs in connection with the aircraft leasing portfolio and had $2.6 million of nonperforming aviation related leases. The evaluation process has evolved into an ongoing monitoring of this portfolio through continuous communication with lessees to establish information concerning their use of equipment under lease, monitoring the use of that equipment, and tracking of changes in equipment and related residual valuations. When problems are detected, we obtain new valuations of the equipment, and recognize any impairment in valuation by adjustments to reserves or income as appropriate depending upon the type of lease. Sources of information for valuing our leased assets include the Aircraft Bluebook, other public information from a variety of sources, consultation with other lessors and brokers of aviation equipment and specific engagement of an independent asset management company for equipment valuation as well as management of repossessed assets. Specifically with respect to residual values, and to establish formality in our process, we have also arranged for appraisal of leased assets that involve residual risk by an International Society of Transport Aircraft Trading certified appraiser of aviation assets. The information received from these various specialized sources assists us in valuing our lease portfolio and recognizing any impairment on these assets. By September 30, 2002, the portfolio of leases on commercial aircraft and parts and equipment had been reduced to $54.0 million, with $5.4 million of nonperforming aviation related leases, and $514,000 of charge-offs in connection with the aircraft leasing portfolio for the nine months ended at that date.

         Our expanded level of commercial lending carries with it greater credit risk, which we manage through uniform loan policies, procedures, underwriting and credit administration. As a consequence of such greater risk, the growth of the loan portfolio must also be accompanied by adequate allowances for loan losses. We associate the increased level of commercial lending activities and our acquisitions with the increase of $31.9 million and $14.1 million in nonperforming loans for the nine months ended September 30, 2002 and the year ended December 31, 2001, respectively. In addition, the loan portfolios of Millennium Bank and Union, which we acquired in 2000 and 2001, respectively, exhibited significant distress, which further contributed to the overall increase in nonperforming loans.

         Millennium Bank, which we acquired on December 29, 2000, operated a factoring business for doctors, hospitals and other health care professionals. This business had been started by Millennium Bank the year before our acquisition, and had approximately $11.0 million of receivables at the time of our acquisition. Due to the relatively short life of this operation, the portfolio did not exhibit signs of problems at that time. Consequently, we allowed the business to continue after the acquisition to determine whether it would be an appropriate line of business in the future. However, in late 2001, the factoring receivables began to exhibit signs of problems, and in early 2002, we determined one of the larger borrowers was incorrectly accounting for its receivables, causing the factored balance to be substantially overfunded. After this, other asset quality issues arose, causing us to discontinue this business in June 2002. During the nine months ended September 30, 2002, we charged-off approximately $1.8 million, or 21.7%, of the health care factoring portfolio. At September 30, 2002, we had approximately $10.9 million of factoring business receivables, which are expected to decline over time given the discontinuation of this line of business. Since no value was assigned to goodwill or other intangible assets of this line of business in the acquisition, and the problems appeared to arise subsequent to the acquisition, we determined that this did not create an impairment of the goodwill that we recorded in connection with the acquisition.

         In evaluating the loan portfolios of Union's two subsidiary banks prior to its acquisition, it was clear that substantial problems existed in those portfolios. Generally, credit documentation was poor, underwriting standards were lax and loan terms were aggressive. As we conducted our due diligence review, we applied the same asset quality standards, risk rating system and allowance methodology that we apply to our own loan portfolio. Based on this review, and to address concerns we had regarding Union's loan portfolios and the level of its allowance for loan and lease losses, an escrow account of approximately $1.6 million was established by withholding that amount from the purchase price. This escrow account was available to absorb losses during the two-year period following the acquisition from the Union Bank loan portfolio that were in excess of Union Bank's allowance for loan and lease losses at the time of the due diligence review. Union's consolidated allowance for loan losses was $8.6 million relative to an aggregate loan portfolio of $262.3 million at December 31, 2001, the date of acquisition.

         While we believed there were substantial problems with the Union portfolios, few of these had been identified or addressed by Union as of December 31, 2001. Consequently, when we assimilated these loans into our systems and procedures, the problems in the portfolios surfaced, causing an increase in the amount of problem assets, as well as contributing to the level of loans charged-off during the nine months ended September 30, 2002. For the nine months ended September 30, 2002, loan charge-offs from the Union portfolios were $3.3 million, including an amount within the Union Bank portfolio that was in excess of the allowance at the date of our due diligence review and the entire $1.6 million escrow account. Furthermore, at September 30, 2002, nonperforming loans in the Union portfolios were $7.5 million. Because these problems had been anticipated in negotiating the acquisition price, they did not affect the amount of goodwill recorded in connection with this acquisition.

         For the nine months ended September 30, 2002, our nonperforming loans increased $31.9 million to $99.2 million as of September 30, 2002, compared to $67.3 million at December 31, 2001. The increase is primarily attributable to general economic conditions, additional problems identified in the acquired loan portfolios, continuing deterioration in the portfolio of leases to the airline industry and the addition of a $16.1 million borrowing relationship to nonaccrual real estate construction and development loans during the second quarter of 2002. This relationship relates to a residential and recreational development project that had significant financial difficulties and experienced inadequate project financing, project delays and weak project management. This relationship had previously been on nonaccrual status and was removed from nonaccrual status during the third quarter of 2001 due to financing being recast with a new borrower, who appeared able to meet ongoing developmental expectations. Subsequent to that time, the new borrower encountered internal management problems, which negatively impacted and further delayed development of the project. We believe these increases, while partially attributable to the overall risk in our loan portfolio, are reflective of cyclical trends experienced within the banking industry as a result of the economic slow down.

         During 2001 and 2002, the nation generally experienced a relatively mild, but prolonged economic slow down that has affected much of the banking industry, including us. This was exacerbated by the terrorist attacks in September 2001 and the effects the attacks and related governmental responses had on economic activity. The effects of the downturn have been inconsistent between various geographic areas of the country, as well as different segments of the economy. To us, the effects of the downturn can be observed in generally lower interest rates, which have a negative impact on our net interest income, and on the performance of our loan portfolio, which is reflected in higher delinquencies, non-performing assets, charge-offs and provisions for loan losses, as well as reduced loan demand from customers. The impact of lower interest rates has been significantly reduced through the use of various financial derivative instruments to provide hedges of this interest rate risk.

See "--Interest Rate Risk Management." However, during 2001 and 2002, we incurred increasing asset quality issues that were at least partially attributable to economic conditions.

         Within our market areas, the impact of the economy has become evident at different times. In our midwestern markets, a perceptible increase in loan delinquencies began in late 2000 and continued throughout 2001. The increase in delinquencies was primarily focused in commercial, financial and agricultural loans and, to a lesser extent, commercial real estate loans, and initially involved borrowers that had already encountered some operating problems that continued to deteriorate as the economy became weaker. Included in this were loans on hotels and leases to the commercial airline industry. In both instances, the industry had been suffering from overcapacity prior to 2001, which then became much worse with the economic downturn and the events of September 11, 2001. As the recession continued, the effects expanded to companies that had been stronger, but succumbed to the ongoing effects of slowed economic activity. First Bank, our midwestern subsidiary bank, incurred net loan charge-offs of $16.3 million for the year ended December 31, 2001, and had non-performing loans and leases of $47.7 million at December 31, 2001. In comparison, for the nine months ended September 30, 2002, net loan charge-offs had decreased to $8.6 million, while non-performing loans had increased to $65.3 million at September 30, 2002. The increase in non-performing loans primarily reflects the single real estate construction and development relationship of $16.1 million that became non-performing during the second quarter of 2002, as previously discussed.

         Generally, the effects on us of the economic downturn in California have been limited to the San Francisco Bay area, including the area known as "Silicon Valley." Although we have a substantial banking presence in the San Francisco Bay area, we have relatively little direct exposure to the high technology companies. Consequently, the decline in that industry beginning in 2000 had little direct effect on our California operations. However, as the magnitude of the problems in the high technology sector increased, the effects spread to companies that were suppliers and servicers of the high technology sector, and to commercial real estate in the area. As a result, our asset quality issues in California have been concentrated within the San Francisco Bay area, and generally do not involve Southern California or the Sacramento-Roseville area in Northern California. Furthermore, these issues have primarily arisen during 2002. Consequently, while our California banking operation incurred net loan charge-offs of $5.4 million, and had non-performing loans and leases of $14.1 million at December 31, 2001, during the nine months ended September 30, 2002, these increased to $19.4 million and $25.0 million, respectively, most of which related to the San Francisco Bay area.

         Our Texas banking operation represents a somewhat smaller portion of our overall lending function. However, the Texas economy has generally continued to be fairly strong, resulting in relatively few asset quality issues. Consequently, we had net loans charged-off of $343,000 during the year ended December 31, 2001 and net recoveries for the nine months ended September 30, 2002 of $585,000. Total non-performing loans were $7.0 million and $3.5 million at September 30, 2002 and December 31, 2001, respectively. Included in non-performing loans at September 30, 2002 was a single loan of $6.7 million to a company engaged in leasing equipment, primarily to manufacturers. This company encountered significant operating problems resulting from rapid expansion, primarily through acquisition, accompanied by the economic downturn, which particularly affected the manufacturing sector.

         In addition to restructuring our loan portfolio, we also have changed the composition of our deposit base. The majority of our recent deposit development programs have been directed toward increased transaction accounts, such as demand and savings accounts, rather than time deposits, and have emphasized attracting more than one account relationship with customers. This growth is accomplished by cross-selling various products and services, packaging account types and offering incentives to deposit customers on other deposit or non-deposit services. In addition, commercial borrowers are encouraged to maintain their operating deposit accounts with us. At December 31, 1997, total time deposits were $1.90 billion, or 51.68% of total deposits. Although time deposits have increased to $2.30 billion at December 31, 2001 and decreased slightly to $2.28 billion at September 30, 2002, they represented only 40.5% and 37.8% of total deposits at December 31, 2001 and September 30, 2002, respectively, reflecting our continued focus on transactional accounts and full service deposit relationships with our customers.

         Despite the significant expenses we incurred in the amalgamation of the acquired entities into our corporate culture and systems, and in the expansion of our organizational capabilities, the earnings of the acquired entities and the increased net interest income resulting from the transition in the composition of our loan and deposit portfolios have contributed to improving net income. For the years ended December 31, 2001 and 2000, net income was $64.5 million and $56.1 million, respectively, compared with $44.2 million, $33.5 million and $33.0 million in 1999, 1998 and 1997, respectively. For the nine months ended September 30, 2002, net income was $30.4 million, compared to $34.6 million for the comparable period in 2001. The factors that led to the decline in earnings for 2002 include the current interest rate environment, asset quality issues requiring additional provisions for loan losses, and increased operating expenses. The increased provisions for loan losses reflect the current economic environment and significantly increased loan charge-off, delinquency and nonperforming trends as further discussed under "--Comparison of Results of Operations for the Nine Months Ended September 30, 2002 and 2001." Although we anticipate certain short-term adverse effects on our operating results associated with acquisitions, we believe the long-term benefits of our acquisition program will exceed the short-term issues encountered with some acquisitions. As such, in addition to concentrating on internal growth through continued efforts to further develop our corporate infrastructure and product and service offerings, we expect to continue to identify and pursue opportunities for growth through acquisitions.

 Acquisitions

         In the development of our banking franchise, we emphasize acquiring other financial institutions as one means of achieving our growth objectives. Acquisitions may serve to enhance our presence in a given market, to expand the extent of our market area or to enable us to enter new or noncontiguous market areas. After we consummate an acquisition, we expect to enhance the franchise of the acquired entity by supplementing the marketing and business development efforts to broaden the customer bases, strengthening particular segments of the business or filling voids in the overall market coverage. We have primarily utilized cash, borrowings and the issuance of trust preferred securities to meet our growth objectives under our acquisition program.

         During the three years ended December 31, 2001, we completed ten acquisitions of banks, one branch office purchase and the acquisition of certain assets and assumption of certain liabilities of a leasing company. As demonstrated below, our acquisitions during the three years ended December 31, 2001 have primarily served to increase our presence in the California markets that we originally entered during 1995 and to further augment our existing markets and our Midwest banking franchise. In 2002, we also completed an acquisition in the Chicago metropolitan area and the purchase of two branch offices in the Dallas metropolitan area. Additionally, we currently have one pending acquisition that will further expand our Midwest banking franchise. These transactions are summarized as follows:



                                                                                                                  Number
                                                                     Loans, Net of                                  of
                                                            Total      Unearned    Investment                     Banking
             Entity                   Closing Date       Assets (1)  Discount (1)  Securities (1)  Deposits (1)  Locations (1)
             ------                   ------------       ----------  ------------- --------------  ------------  -------------
                                                                   (dollars expressed in thousands)

Pending Acquisition
-------------------

   Bank of Ste. Genevieve
   Ste. Genevieve, Missouri               --           $  111,100        60,900       38,700        91,100             2

                                                       ===========      ========     ========     =========         ====
2002
----

   Union Planters Bank, N.A.
   Denton and Garland, Texas
   branch offices                   June 22, 2002       $   63,700           600           --        64,900            2

   Plains Financial Corporation
   Des Plaines, Illinois            January 15, 2002       256,300       150,400       81,000       213,400            4
                                                        ----------      --------     --------     ---------         ----
                                                        $  320,000       151,000       81,000       278,300            6
                                                        ==========      ========     ========     =========         ====
2001
----

   Union Financial Group, Ltd.
   Swansea, Illinois                December 31, 2001   $  360,000       263,500        1,150       283,300           9

   BYL Bancorp
   Orange, California               October 31, 2001       281,500       175,000       12,600       251,800           7

   Charter Pacific Bank
   Agoura Hills, California         October 16, 2001       101,500        70,200        7,500        89,000           2
                                                        ----------      --------     --------      --------        ----
                                                        $  743,000       508,700       21,250       624,100          18
                                                        ==========      ========     ========      ========        ====
2000
----

   The San Francisco Company
   San Francisco, California        December 31, 2000   $  183,800       115,700       38,300       137,700           1

   Millennium Bank
   San Francisco, California        December 29, 2000      117,000        81,700       21,100       104,200           2

   Commercial Bank of San Francisco
   San Francisco, California        October 31, 2000       155,600        97,700       45,500       109,400           1

   Bank of Ventura
   Ventura, California               August 31, 2000        63,800        39,400       15,500        57,300           1

   First Capital Group, Inc.
   Albuquerque, New Mexico          February 29, 2000       64,600        64,600           --            --           1

   Lippo Bank
   San Francisco, California        February 29, 2000       85,300        40,900       37,400        76,400           3
                                                        ----------      --------     --------      --------        ----
                                                        $  670,100       440,000      157,800       485,000           9
                                                        ==========      ========     ========      ========        ====
1999
----

   Brentwood Bank of California
   Malibu, California branch office September 17, 1999  $   23,600         6,300           --        17,300           1

   Century Bank
   Beverly Hills, California         August 31, 1999       156,000        94,800       26,100       132,000           6

   Redwood Bancorp
   San Francisco, California          March 4, 1999        183,900       134,400       34,400       162,900           4
                                                        ----------      --------     --------      --------        ----
                                                        $  363,500       235,500       60,500       312,200          11
                                                        ==========      ========     ========      ========        ====
-------------------------
(1)  For our pending acquisition that is expected to close on March 31, 2003, amounts are as of September 30, 2002. For closed acquisitions, amounts are as of the respective closing dates.

         We funded the completed acquisitions from available cash reserves, proceeds from the sales and maturities of available-for-sale investment securities, borrowings under our revolving credit line with a group of unaffiliated banks and the proceeds of the issuance of trust preferred securities.

         Pending Acquisition

         On September 17, 2002, First Banks and Allegiant Bancorp, Inc., or Allegiant, signed an agreement and plan of exchange that provides for First Banks to acquire Allegiant's wholly owned banking subsidiary, Bank of Ste. Genevieve. Bank of Ste. Genevieve operates two locations in Ste. Genevieve, Missouri, and reported total assets of $111.1 million and total deposits of $91.1 million at September 30, 2002. Under the terms of the agreement, First Banks will acquire Bank of Ste. Genevieve in exchange for approximately 974,150 shares of Allegiant common stock that are currently held by First Banks. The value of $18.375 per share assigned to each share of Allegiant common stock to be exchanged in the transaction was determined by the parties based upon the existing market price of the shares and detailed negotiations. The transaction is expected to be completed during the first quarter of 2003. First Banks will continue to own approximately 232,000 shares of Allegiant common stock subsequent to completion of the transaction.

         Closed Acquisitions and Other Corporate Transactions

         On January 15, 2002, we completed our acquisition of Plains Financial Corporation, or Plains, and its wholly owned banking subsidiary, PlainsBank of Illinois, National Association, Des Plaines, Illinois, in exchange for $36.5 million in cash. Plains operated a total of three banking facilities in Des Plaines, Illinois, and one banking facility in Elk Grove Village, Illinois. At the time of the transaction, Plains had $256.3 million in total assets, $150.4 million in loans, net of unearned discount, $81.0 million in investment securities and $213.4 million in deposits. This transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $12.6 million and will not be amortized, but instead will be periodically tested for impairment in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets. The core deposit intangibles were approximately $2.9 million and are being amortized over seven years utilizing the straight-line method. Plains was merged with and into Union and PlainsBank of Illinois was merged with and into First Bank.

         On June 22, 2002, First Bank & Trust completed its assumption of the deposits and certain liabilities and the purchase of certain assets of the Garland and Denton, Texas branch offices of Union Planters Bank, National Association, or UP branches. The transaction resulted in the acquisition of $15.3 million in deposits and one branch office in Garland and $49.6 million in deposits and one branch office, and a detached drive-thru facility, in Denton. The core deposit intangibles associated with the branch purchases were $1.4 million and are being amortized over seven years utilizing the straight-line method.

         On December 31, 2002, we completed our acquisition of all of FBA's outstanding capital stock that we did not already own for a price of $40.54 per share, or approximately $32.4 million. At December 31, 2002, there were 798,753 shares, or approximately 6.22% of FBA's outstanding stock, held publicly. We owned the other 93.78%. In conjunction with this transaction, FBA became a wholly owned subsidiary of ours, and was merged with and into First Banks. This transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $12.4 million and will not be amortized, but instead will be periodically tested for impairment in accordance with SFAS No. 142.

Balance Sheet

Investment Securities

         We classify the securities within our investment portfolio as held to maturity or available for sale. We do not engage in the trading of investment securities. Our investment security portfolio consists primarily of securities designated as available for sale. The investment security portfolio was $914.9 million and $631.1 million at September 30, 2002 and December 31, 2001, respectively, compared to $563.5 million and $451.6 million at December 31, 2000 and 1999, respectively. We attribute the increases in investment securities to securities acquired through acquisitions and the overall level of loan demand within our market areas, which affects the amount of funds available for investment. In addition, the increase for 2001 was partially offset by the liquidation of certain investment securities and a significant increase in calls of investment securities prior to their normal maturity dates resulting from the general decline in interest rates during 2001.

Loans and Allowance for Loan Losses

         Interest earned on our loan portfolio represents the principal source of income for our subsidiary banks. Interest and fees on loans were 91.9% and 92.6% of total interest income for the nine months ended September 30, 2002 and 2001, respectively, and 92.7%, 92.3% and 91.5% of total interest income for the years ended December 31, 2001, 2000 and 1999, respectively. We recognize interest and fees on loans as income using the interest method of accounting. Loan origination fees are deferred and accreted to interest income over the estimated life of the loans using the interest method of accounting. The accrual of interest on loans is discontinued when it appears that interest or principal may not be paid in a timely manner in the normal course of business. We generally record payments received on nonaccrual and impaired loans as principal reductions, and defer the recognition of interest income on loans until all principal has been repaid or an improvement in the condition of the loan has occurred which would warrant the resumption of interest accruals.

         Loans, net of unearned discount, increased $55.2 million to $5.46 billion, or 76.2% of total assets, at September 30, 2002, compared to $5.41 billion, or 79.8% of total assets as of December 31, 2001. Exclusive of our acquisition of Plains, which provided loans, net of unearned discount, of $150.4 million, loans decreased $95.2 million at September 30, 2002 compared to December 31, 2001. The decrease primarily results from:

      o Weaker loan demand from our commercial customers, which is indicative of the current economic conditions prevalent within most of our markets;

      o Continued reductions in new consumer and installment loan volumes and the repayment of principal on our existing portfolio consistent with our objectives of de-emphasizing consumer lending and expanding commercial lending; and

      o Declines in our commercial, financial and agricultural portfolio due to an anticipated amount of attrition associated with our acquisitions completed during the fourth quarter of 2001 and the first quarter of 2002.

         In our evaluation of acquisitions, it is anticipated that as we apply our standards for credit structuring, underwriting, documentation and approval, a portion of the existing borrowers will elect to refinance with another financial institution, because there may be an aggressive effort by other financial institutions to attract them, because they do not accept the changes involved, or because they are unable to meet our credit requirements. In addition, another portion of the portfolio may either enter our remedial collection process to reduce undue credit exposure or improve problem loans, or may be charged-off. The amount of this attrition will vary substantially among acquisitions depending on: (a) the strength and discipline within the credit function of the acquired institution; (b) the magnitude of problems contained in the acquired portfolio; (c) the aggressiveness of competing institutions to attract business; and (d) the significance of the acquired institution to the overall banking market. Typically, in acquisitions of institutions that have strong credit cultures prior to their acquisitions and operate in relatively large markets, there is relatively little attrition that occurs after the acquisition. However, in those acquisitions in which the credit discipline has been weak, and particularly those in small metropolitan or rural areas, in our experience substantially greater attrition can occur. Generally, this process occurs within approximately three to six months after completion of the acquisition.

         The decrease in loans was offset by a $57.1 million increase in loans held for sale, which is primarily attributable to increased volumes of residential mortgage loans resulting from the current interest rate environment and the continuing expansion of our mortgage banking business.

         During the five years ended December 31, 2001, total loans, net of unearned discount, increased significantly from $2.77 billion at December 31, 1996 to $5.41 billion at December 31, 2001. Throughout this period, we have substantially enhanced our capabilities for achieving and managing internal growth. A key element of this process has been the expansion of our corporate business development staff, which is responsible for the internal development and management of both loan and deposit relationships with commercial customers. While this process was occurring, in an attempt to achieve more diversification, a higher level of interest yield and a reduction in interest rate risk within our loan portfolio, we also focused on repositioning our portfolio. As the corporate business development effort continued to originate a substantial volume of new loans, substantially all of our conforming residential mortgage loan production has been sold in the secondary mortgage market. We have also substantially reduced our consumer lending by discontinuing the origination of indirect automobile loans and the sale of our student loan and credit card loan portfolios. This allowed us to fund part of the growth in corporate lending through reductions in residential real estate, indirect automobile and other consumer-related loans.

         In addition, our acquisitions added substantial portfolios of new loans. Some of these portfolios contained significant loan problems, which we had anticipated and considered in our acquisition pricing. As we resolved the asset quality issues, the portfolios of the acquired entities tended to decline due to the elimination of problem loans and because many of the resources that would otherwise be directed toward generating new loans were concentrated on improving or eliminating existing relationships. We continue to experience this trend as a result of our acquisitions of Millennium Bank and Union completed in December 2000 and 2001, respectively.

         This table summarizes the effects of these factors on our loan portfolio for the nine months ended September 30, 2002 and five years ended
December 31, 2001:

                                                 (Decrease) Increase                Increase (Decrease)
                                                 For the Nine Months          For the Year Ended December 31,
                                                                       -------------------------------------------------
                                              Ended September 30, 2002 2001       2000       1999       1998      1997
                                              ------------------------ ----       ----       ----       ----      ----
                                                                 (dollars expressed in thousands)

     Internal loan volume (decrease) increase:
         Commercial lending.....................    $ (20,337)       174,568    360,410    363,486    633,660   378,882
         Residential real estate lending (1)....      (43,335)        48,616     20,137   (126,418)  (152,849) (144,707)
         Consumer lending, net of
           unearned discount....................      (32,177)       (75,280)    (64,606)  (56,349)   (30,506)  (54,305)
     Loans provided by acquisitions.............      151,000        508,700    440,000    235,500    127,600    54,361
                                                    ---------        -------    -------   --------   --------  --------
              Total increase in loans, net of
                 unearned discount..............    $  55,151        656,604    755,941    416,219    577,905   234,231
                                                    =========        =======    =======   ========   ========  ========
     -------------------------
     (1) Includes loans held for sale, which increased $57.1 million for the nine months ended September 30, 2002.

         Our lending strategy emphasizes quality, growth and diversification. Throughout our organization, we employ a common credit underwriting policy. Our commercial lenders focus principally on small to middle-market companies. Consumer lenders focus principally on residential loans, including home equity loans, automobile financing and other consumer financing opportunities arising out of our branch banking network.

         Commercial, financial and agricultural loans include loans that are made primarily based on the borrowers' general credit strength and ability to generate cash flows for repayment from income sources even though such loans may also be secured by real estate or other assets. Real estate construction and development loans, primarily relating to residential properties and commercial properties, represent financing secured by real estate under construction. Real estate mortgage loans consist primarily of loans secured by single-family, owner-occupied properties and various types of commercial properties on which the income from the property is the intended source of repayment. Consumer and installment loans are loans to individuals and consist primarily of loans secured by automobiles. Loans held for sale are primarily fixed and adjustable rate residential loans pending sale in the secondary mortgage market in the form of a mortgage-backed security, or to various private third-party investors.

         The following table summarizes the composition of our loan portfolio by major category and the percent of each category to the total portfolio as of the dates presented:

                                                 September 30, 2002
                                                 ------------------
                                                   Amount       %
                                                   ------       -

Commercial, financial
   and agricultural.............................. $1,468,228   28.2%
Real estate construction and development.........    983,346   18.9
Real estate mortgage:
   One-to-four-family
     residential loans...........................    703,902   13.5
   Multi-family
     residential loans...........................    131,845    2.6
   Commercial real estate loans..................  1,682,627   32.3
Lease financing..................................    141,834    2.7
Consumer and installment,
   net of unearned discount......................     90,980    1.8
                                                  ----------  -----
      Total loans, excluding
        loans held for sale......................  5,202,762  100.0%
                                                              =====
Loans held for sale..............................    261,258
                                                  ----------
      Total loans................................ $5,464,020
                                                  ==========

                                                                           December 31,
                                   ----------------------------------------------------------------------------------------------
                                         2001                2000                1999              1998               1997
                                   ---------------      ----------------    ---------------    --------------    ----------------
                                   Amount        %       Amount      %       Amount      %     Amount     %      Amount       %
                                   ------        -       ------      -       ------      -     ------     -       ------      -
                                                             (dollars expressed in thousands)

Commercial, financial
   and agricultural...........    $1,532,875  29.5%   $1,372,196   29.3%   $1,086,919  27.4%  $  920,007  26.7%   $  621,618  21.1%
Real estate construction
   and development............       954,913  18.4       809,682   17.3       795,081  20.1      720,910  20.9       413,107  14.0
Real estate mortgage:
   One-to-four-family
     residential loans........       798,089  15.3       726,474   15.5       720,630  18.2      739,442  21.5       915,205  31.1
   Multi-family
     residential loans........       148,684   2.9        80,220    1.7        73,864   1.9       63,679   1.8        61,531   2.1
   Commercial real
     estate loans.............     1,499,074  28.8     1,396,163   29.8     1,057,075  26.7      726,056  21.1       652,379  22.2
Lease financing...............       148,971   2.8       124,088    2.7            --    --           --    --            --    --
Consumer and installment,
   net of unearned discount...       122,057   2.3       174,337    3.7       225,343   5.7      274,392   8.0       279,279   9.5
                                  ---------- -----    ----------  -----    ---------- -----   ---------- -----    ---------- -----
      Total loans, excluding
        loans held for sale...     5,204,663 100.0%    4,683,160  100.0%    3,958,912 100.0%   3,444,486 100.0%    2,943,119 100.0%
                                             =====                =====               =====              =====               =====
Loans held for sale...........       204,206              69,105               37,412            135,619              59,081
                                  ----------          ----------           ----------         ----------          ----------
      Total loans.............    $5,408,869          $4,752,265           $3,996,324         $3,580,105          $3,002,200
                                  ==========          ==========           ===========        ==========          ==========

     Loans at December 31, 2001 mature as follows:
                                                                             Over One Year
                                                                             Through Five
                                                                                 Years          Over Five Years
                                                                                 -----          ---------------
                                                              One Year     Fixed    Floating    Fixed  Floating
                                                              or Less      Rate       Rate      Rate     Rate      Total
                                                              -------      ----       ----      ----     ----      -----
                                                                          (dollars expressed in thousands)

Commercial, financial and agricultural (1)................  $ 1,432,117   207,884     22,956   17,382    1,507  1,681,846
Real estate construction and development..................      907,907    43,162      2,345    1,499       --    954,913
Real estate mortgage......................................    1,410,772   623,413    243,841  162,081    5,740  2,445,847
Consumer and installment, net of unearned discount........       32,198    66,099        771   22,989       --    122,057
Loans held for sale.......................................      204,206        --         --       --       --    204,206
                                                            -----------  --------   --------  -------  -------  ---------
      Total loans.........................................  $ 3,987,200   940,558    269,913  203,951    7,247  5,408,869
                                                            ===========  ========   ========  =======  =======  =========
---------------
(1) Commercial, financial and agricultural includes lease financing.



         Nonperforming assets include nonaccrual loans, restructured loans and other real estate. The following table presents the categories of nonperforming assets and certain ratios as of the dates indicated:

                                                     September 30,                            December 31,
                                                ----------------------     -------------------------------------------------
                                                  2002         2001          2001       2000       1999      1998      1997
                                                  ----         ----          ----       ----       ----      ----      ----
                                                                          (dollars expressed in thousands)

   Commercial, financial and agricultural:
       Nonaccrual............................  $   31,881     16,458       17,141     21,424     18,397     15,385      4,017
       Restructured terms....................          --         --           --         22         29         --         --
   Real estate construction and development:
       Nonaccrual............................      25,645        465        3,270     11,068      1,886      3,858      4,097
   Real estate mortgage:
     One-to-four-family real estate loans:
       Nonaccrual............................      21,383      7,361       20,780      5,645      7,703      9,929      8,613
       Restructured terms....................          15         21           20         28         18         50         29
     Multi-family real estate loans:
       Nonaccrual............................         772        483          476        593        722      2,706         --
       Restructured terms....................          --        896           --        908        923      1,562      1,587
     Commercial real estate loans:
       Nonaccrual............................      10,788      8,065       20,642     10,286      7,989      6,223      1,789
       Restructured terms....................       1,941      2,001        1,993      2,016      2,038      3,609      3,840
   Lease financing:
       Nonaccrual............................       5,532      8,944        2,185      1,013         --         --         --
   Consumer and installment:
       Nonaccrual............................       1,276        396          794        155         32        216         94
       Restructured terms....................          --          7            7          8         --         --         --
                                               ----------  ---------    ---------  ---------  ---------  ---------  ---------
              Total nonperforming loans......      99,233     45,097       67,308     53,166     39,737     43,538     24,066
   Other real estate.........................       3,125      3,707        4,316      2,487      2,129      3,709      7,324
                                               ----------  ---------    ---------  ---------  ---------  ---------  ---------
              Total nonperforming  assets....  $  102,358     48,804       71,624     55,653     41,866     47,247     31,390
                                               ==========  =========    =========  =========  =========  =========  =========

   Loans, net of unearned discount...........  $5,464,020  4,774,300    5,408,869  4,752,265  3,996,324  3,580,105  3,002,200
                                               ==========  =========    =========  =========  =========  =========  =========

   Loans past due 90 days or more
       and still accruing....................  $    7,778      8,514       15,156      3,009      5,844      4,674      2,725
                                               ==========  =========    =========  =========  =========  =========  =========

    Ratio of:
       Allowance for loan losses to loans....        2.01%      1.69%        1.80%      1.72%      1.72%      1.70%      1.68%
       Nonperforming loans to loans..........        1.82       0.94         1.24       1.12       0.99       1.22       0.80
       Allowance for loan losses to
          nonperforming loans................      110.72     179.05       144.36     153.47     172.66     140.04     209.88
       Nonperforming assets to loans and
          other real estate..................        1.87       1.02         1.32       1.17       1.05       1.32       1.04
                                               ==========  =========    =========  =========  =========  =========  =========

         Nonperforming loans, consisting of loans on nonaccrual status and certain restructured loans, were $99.2 million at September 30, 2002 and $67.3 million at December 31, 2001, in comparison to $53.2 million and $39.7 million at December 31, 2000 and 1999, respectively. As further discussed under "--Lending Activities," the increase in nonperforming loans in 2002 is primarily attributable to the economic slow down previously discussed, additional problems identified in acquired loan portfolios, continuing deterioration in the portfolio of leases to the airline industry and the addition of a $16.1 million borrowing relationship to nonaccrual real estate construction and development loans during the second quarter of 2002. The relationship relates to a residential and recreational development project that had significant financial difficulties and experienced inadequate project financing, project delays and weak project management. This relationship had previously been on nonaccrual status and was removed from nonaccrual status during the third quarter of 2001 due to financing being recast with a new borrower, who appeared able to meet ongoing developmental expectations. Subsequent to that time, the new borrower encountered internal management problems, which negatively impacted and further delayed development of the project. Loan charge-offs also increased significantly to $39.0 million for the nine months ended September 30, 2002, from $22.0 million for the comparable period in 2001. Included in this were charge-offs aggregating $15.0 million on five large credit relationships, representing nearly 40% of loan charge-offs in 2002. We anticipate this trend of higher nonperforming and delinquent loans will continue in the near future. The increase in nonperforming loans for 2001 reflects cyclical trends experienced within the banking industry as a result of economic slowdown, as well as the asset quality of acquired institutions. Our Union acquisition, completed in December 2001, resulted in the addition of approximately $8.9 million of nonperforming loans and $3.6 million of loans past due 90 days or more. The increase in nonperforming loans in 2000 reflected a small number of credit relationships that were placed on nonaccrual during the year and the overall growth of the loan portfolio.

         As of September 30, 2002, December 31, 2001 and 2000, $96.4 million, $123.2 million and $50.2 million, respectively, of loans not included in the table above were identified by management as having potential credit problems (problem loans). The significant increase in problem loans for the year ended December 31, 2001 is primarily due to problem loans included in the acquisitions of Millenium Bank and Union, completed in December 2000 and 2001, respectively, continuing deterioration of leases to the airline industry, portfolio growth (both internal and external) and the gradual slow down and uncertainties that have recently occurred in the economy surrounding the markets in which we operate. As previously discussed under "--Lending Activities," certain acquired loan portfolios exhibited varying degrees of distress prior to their acquisition. While these problems had been identified and considered in our acquisition pricing, the acquisitions led to an increase in nonperforming assets and problem loans. As of December 31, 1999, 1998 and 1997, problem loans totaled $36.3 million, $21.3 million and $27.9 million, respectively.


         Our credit management policies and procedures focus on identifying, measuring and controlling credit exposure. These procedures employ a lender-initiated system of rating credits, which is ratified in the loan approval process and subsequently tested in internal loan reviews, external audits and regulatory bank examinations. The system requires rating all loans at the time they are originated, except for homogeneous categories of loans, such as residential real estate mortgage loans and credit card loans. These homogeneous loans are assigned an initial rating based on our experience with each type of loan. We adjust these ratings based on payment experience subsequent to their origination.

         We include adversely rated credits, including loans requiring close monitoring which would not normally be considered criticized credits by regulators, on a monthly loan watch list. Loans may be added to our watch list for reasons that are temporary and correctable, such as the absence of current financial statements of the borrower or a deficiency in loan documentation. Other loans are added whenever any adverse circumstance is detected which might affect the borrower's ability to meet the terms of the loan. The delinquency of a scheduled loan payment, deterioration in the borrower's financial condition identified in a review of periodic financial statements, a decrease in the value of the collateral securing the loan, or a change in the economic environment within which the borrower operates could initiate the addition of a loan to the list. Loans on the watch list require periodic detailed loan status reports prepared by the responsible officer, which are discussed in formal meetings with loan review and credit administration staff members. Downgrades of loan risk ratings may be initiated by the responsible loan officer at any time. However, upgrades of risk ratings may only be made with the concurrence of selected loan review and credit administration staff members generally at the time of the formal watch list review meetings.

         Each month, the credit administration department provides management with detailed lists of loans on the watch list and summaries of the entire loan portfolio of each subsidiary bank by risk rating. These are coupled with analyses of changes in the risk profiles of the portfolios, changes in past-due and nonperforming loans and changes in watch list and classified loans over time. In this manner, we continually monitor the overall increases or decreases in the levels of risk in the portfolios. Factors are applied to the loan portfolios for each category of loan risk to determine acceptable levels of allowance for loan losses. We derive these factors from the actual loss experience of our subsidiary banks and from published national surveys of norms in the industry. The calculated allowances required for the portfolios are then compared to the actual allowance balances to determine the provisions necessary to maintain the allowances at appropriate levels. In addition, management exercises a certain degree of judgment in its analysis of the overall adequacy of the allowance for losses. In its analysis, management considers the change in the portfolio, including growth, composition and the ratio of net loans to total assets, and the economic conditions of the regions in which we operate. Based on this quantitative and qualitative analysis, provisions are made to the allowance for loan losses. Such provisions are reflected in our consolidated statements of income.

         The allocation of the allowance for loan losses by loan category is a result of the application of our risk rating system. As such, the same procedures we employ to determine the overall risk in our loan portfolio and our requirements for the allowance for loan losses determines the distribution of the allowance by loan category. Consequently, the distribution of the allowance will change from period to period due to:

          o    Changes in the aggregate loan balances by loan category;

          o Changes in the identified risk in each loan in the portfolio over time, excluding those homogeneous categories of loans such as consumer and installment loans and residential real estate loans for which risk ratings are changed based on payment performance; and

          o    Changes in loan concentrations by borrower.

         Since the methods of calculating the allowance requirements have not changed over time, the reallocations among different categories of loans that appear between periods are the result of the redistribution of the individual loans that comprise the aggregate portfolio due to the factors listed above. However, the perception of risk with respect to particular loans within the portfolio will change over time as a result of the characteristics and performance of those loans, as well as the overall economic trends and market trends, including our actual and expected trends in nonperforming loans. Consequently, while there are no specific allocations of the allowance resulting from economic or market conditions or actual or expected trends in nonperforming loans, these factors are considered in the initial assignment of risk ratings to loans and in subsequent changes to those risk ratings.


         The following table is a summary of loan loss experience for the nine months ended September 30, 2002 and 2001, and for the five years ended December 31, 2001:
                                                As of or For the Nine
                                               Months Ended September 30,      As of or For the Years Ended December 31,
                                               --------------------------  -------------------------------------------------
                                                 2002         2001           2001      2000      1999      1998     1997
                                                 ----         ----           ----      ----      ----      ----     ----
                                                                       (dollars expressed in thousands)

Allowance for loan losses,
    beginning of period..................... $   97,164      81,592        81,592     68,611     60,970    50,509    46,781
Acquired allowances for loan losses.........      1,366          --        14,046      6,062      3,008     3,200        30
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
                                                 98,530      81,592        95,638     74,673     63,978    53,709    46,811
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
Loans charged-off:
    Commercial, financial
      and agricultural......................    (29,876)    (17,019)      (21,085)    (9,690)   (10,855)   (3,908)   (2,308)
    Real estate construction
      and development.......................     (1,302)        (65)         (108)    (2,229)      (577)     (185)   (2,242)
    Real estate mortgage:
      One-to-four-family residential loans..       (859)       (531)         (802)      (452)    (1,010)   (1,786)   (1,103)
      Multi-family residential loans........       (109)         (4)           (4)        --        (19)      (78)     (924)
      Commercial real estate................     (2,766)       (460)       (1,012)    (1,761)    (1,532)     (525)   (4,223)
    Lease financing.................. ......     (2,834)     (2,703)       (6,749)       (78)        --        --        --
    Consumer and installment................     (1,301)     (1,174)       (1,693)    (2,840)    (3,728)   (3,701)   (6,032)
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
          Total.............................    (39,047)    (21,956)      (31,453)   (17,050)   (17,721)  (10,183)  (16,832)
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
Recoveries of loans previously
  charged-off:
    Commercial, financial and agricultural..      5,443       3,120         4,015      5,556      3,602     3,417     2,091
    Real estate construction
      and development.......................        628       1,219         1,171        319        849       342       269
    Real estate mortgage:
      One-to-four-family residential loans..        571         651           755        536        407       564       387
      Multi-family residential loans........        792          15            15         93        286        45       169
      Commercial real estate................      2,696         570         1,332      1,308      1,664     1,420     3,165
    Lease financing.................. ......        298         336           435         65         --        --        --
    Consumer and installment................      1,264       1,291         1,746      1,965      2,473     2,656     3,149
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
          Total.............................     11,692       7,202         9,469      9,842      9,281     8,444     9,230
                                             ----------   ---------      --------  ---------  --------- --------- ---------
          Net loans charged-off.............    (27,355)    (14,754)      (21,984)    (7,208)    (8,440)   (1,739)   (7,602)
                                             ----------   ---------     ---------  ---------- --------- --------- --------
Provision for loan losses...................     38,700      13,910        23,510     14,127     13,073     9,000    11,300
                                             ----------   ---------     ---------  ---------  --------- --------- ---------
Allowance for loan losses, end of period.... $  109,875      80,748        97,164     81,592     68,611    60,970    50,509
                                             ==========   =========     =========  =========  ========= ========= =========
Loans outstanding, net of
    unearned discount:
    Average................................. $5,415,946   4,836,210     4,884,299  4,290,958  3,812,508 3,250,719 2,846,157
    End of period...........................  5,464,020   4,774,300     5,408,869  4,752,265  3,996,324 3,580,105 3,002,200
    End of period, excluding
      loans held for sale...................  5,202,762   4,640,063     5,204,663  4,683,160  3,958,912 3,444,486 2,943,119
                                             ==========   =========     =========  =========  ========= ========= =========
Ratio of allowance for loan losses
    to loans outstanding:
    Average.................................       2.03%       1.67%         1.99%      1.90%      1.80%     1.88%     1.77%
    End of period...........................       2.01        1.69          1.80       1.72       1.72      1.70      1.68
    End of period, excluding loans
     held for sale..........................       2.11        1.74          1.87       1.74       1.73      1.77      1.72
Ratio of net charge-offs to average loans
    outstanding (1).........................       0.68        0.41          0.45       0.17       0.22      0.05      0.27
Ratio of current period recoveries to
    preceding period's total charge-offs (1)      49.70       56.48         55.54      55.54      91.14     50.17     31.81
                                             ==========   =========     =========  ========== ========= ========= =========

--------------------
(1) Ratios for the nine-month periods are annualized.


         The following table is a summary of the allocation of the allowance for loan losses for the five years ended
December 31, 2001:

                                              2001             2000                1999            1998               1997
                                         ---------------  ----------------   ---------------- ----------------  -----------------
                                                 Percent           Percent            Percent          Percent            Percent
                                                   of                of                 of               of                 of
                                                Category          Category           Category         Category           Category
                                                   to                to                 to               to                 to
                                                  Total             Total              Total            Total              Total
                                          Amount  Loans    Amount   Loans     Amount   Loans   Amount   Loans    Amount    Loans
                                          ------  -----    ------   -----     ------   -----   ------   -----    ------    -----

Commercial, financial
   and agricultural.................     $40,161  28.34%  $32,130   28.87%   $24,898   27.20%  $19,239  25.70%   $14,879   20.71%
Real estate construction
   and development..................      21,598  17.65    14,667   17.04     13,264   19.90    15,073  20.14      7,148   13.76
Real estate mortgage:
   One-to-four family
     residential loans..............       5,349  14.76     4,334   15.29      3,449   18.03     5,037  20.65      6,055   30.48
   Multi-family residential loans...          81   2.75        12    1.69          3    1.85         5   1.78         45    2.05
   Commercial real estate loans.....      25,167  27.71    20,345   29.38     17,138   26.45    13,193  20.28     11,972   21.73
Lease financing.....................       3,062   2.75     1,114    2.61         --      --        --     --         --      --
Consumer and installment............         937   2.26     2,028    3.67      4,390    5.64     5,180   7.66      5,089    9.30
Loans held for sale.................         809   3.78       222    1.45        160    0.93       539   3.79        245    1.97
Unallocated (1).....................          --     --     6,740      --      5,309      --     2,704     --      5,076     --
                                      ---------- ------   -------  ------    -------  ------   ------- ------    -------  ------
     Total..........................     $97,164 100.00%  $81,592  100.00%   $68,611  100.00%  $60,970 100.00%   $50,509  100.00%
                                      ========== ======   =======  ======    =======  ======   ======= ======    =======  ======
----------------------
(1) During 2001, we reviewed our practice of maintaining unallocated reserves in light of continuing refinement in our loss estimation processes. We concluded the use of unallocated reserves would be discontinued.  Consequently, reserves were aligned with their respective portfolios.



Deposits

         Deposits are the primary source of funds for our subsidiary banks. Our deposits consist principally of core deposits from each bank's local market areas, including individual and corporate customers.

         The following table sets forth the distribution of our average deposit accounts at the dates indicated and the weighted average interest rates on each category of deposits:

                                  Nine Months Ended                           Year Ended December 31,
                                                            ------------------------------------------------------------------------
                                 September 30, 2002                2001                     2000                   1999
                               -----------------------      ---------------------     --------------------  ------------------------
                                        Percent                    Percent                     Percent              Percent
                                          of                          of                         of                     of
                               Amount  deposits  Rate        Amount deposits Rate     Amount  deposits Rate   Amount  deposits Rate
                               ------  --------  ----       ------- -------- ----     ------ --------- ----   ------  -------- ----
                                                           (dollars expressed in thousands)

Noninterest-bearing demand.. $  916,822   15.54%    --%   $  754,763  14.83%   --% $  634,886   14.18%  --%  $  552,029  13.59%  --%
Interest-bearing demand.....    721,982   12.24   1.06       507,011   9.97  1.38     421,986    9.43 1.40      391,892   9.65 1.30
Savings.....................  1,947,271   33.01   1.87     1,548,441  30.43  3.25   1,279,378   28.59 4.04    1,220,425  30.03 3.61
Time deposits ..............  2,312,586   39.21   3.85     2,278,263  44.77  5.49   2,139,305   47.80 5.62    1,899,218  46.73 5.35
                             ---------   ------  =====    ---------- ------ =====  ----------  ------ ====   ---------- ------ ====
    Total average deposits.. $5,898,661  100.00%          $5,088,478 100.00%       $4,475,555  100.00%       $4,063,564 100.00%
                             ==========  ======           ========== ======        ==========  ======        ========== ======

Capital and Dividends

         Historically, we have accumulated capital to support our acquisitions by retaining most of our earnings. We pay relatively small dividends on our Class A convertible, adjustable rate preferred stock and our Class B adjustable rate preferred stock, totaling $524,000 for the nine months ended September 30, 2002, and $786,000 for the years ended December 31, 2001, 2000 and 1999. We have never paid, and have no present intention to pay, dividends on our common stock.

         Management believes as of September 30, 2002, December 31, 2001 and 2000, our subsidiary banks and we were "well capitalized" as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991.

         In December 1996, we formed our initial financing subsidiary, First Preferred Capital Trust, for the purpose of issuing $86.25 million of trust preferred securities, and in October 2000, we formed our second financing subsidiary, First Preferred Capital Trust II, for the purpose of issuing $57.5 million of trust preferred securities. In October 2001, we formed our third financing subsidiary, First Preferred Capital Trust III, for the purpose of issuing $55.2 million of trust preferred securities, and on April 10, 2002, we formed First Bank Capital Trust and issued $25.0 million of trust preferred securities in a private placement offering. In June 1998, FBA formed its financing subsidiary, First America Capital Trust, for the purpose of issuing $46.0 million of trust preferred securities. For regulatory reporting purposes, these preferred securities are eligible for inclusion, subject to certain limitations, in our Tier 1 capital. Because of these limitations, as of September 30, 2002, $115.3 million of these preferred securities were not includable in Tier 1 capital, although this entire amount was included in total risk-based capital.

Liquidity

         Our liquidity and the liquidity of our subsidiary banks is the ability to maintain a cash flow that is adequate to fund operations, service debt obligations and meet obligations and other commitments on a timely basis. Our subsidiary banks receive funds for liquidity from customer deposits, loan payments, maturities of loans and investments, sales of investments and earnings. In addition, we may avail ourselves of other sources of funds by issuing certificates of deposit in denominations of $100,000 or more, borrowing federal funds, selling securities under agreements to repurchase and utilizing borrowings from the Federal Home Loan Banks and other borrowings, including our revolving credit line. The aggregate funds acquired from these sources were $710.2 million, $754.8 million and $723.5 million at September 30, 2002, December 31, 2001 and 2000, respectively.

         The following table presents the maturity structure of these other sources of funds, which consists of certificates of deposit of $100,000 or more, short-term borrowings and our revolving note payable, at September 30, 2002:

                                                                             September 30, 2002
                                                              ----------------------------------------------
                                                              Certificates of Deposit      Other
                                                                of $100,000 or More      Borrowings    Total
                                                              -----------------------    ----------    -----
                                                                  (dollars expressed in thousands)

                Three months or less........................         $ 145,045            200,054      345,099
                Over three months through six months........           100,119                 --      100,119
                Over six months through twelve months.......           129,532              2,000      131,532
                Over twelve months..........................           121,422             12,000      133,422
                                                                     ---------            -------      -------
                     Total..................................         $ 496,118            214,054      710,172
                                                                     =========            =======      =======


         In addition to these sources of funds, our subsidiary banks have established borrowing relationships with the Federal Reserve Banks in their respective districts. These borrowing relationships, which are secured by commercial loans, provide an additional liquidity facility that may be utilized for contingency purposes. At September 30, 2002 and December 31, 2001, the borrowing capacity of our subsidiary banks under these agreements was approximately $1.19 billion and $1.21 billion, respectively. In addition, our subsidiary banks' borrowing capacity through their relationships with the Federal Home Loan Banks was approximately $387.3 million and $234.6 million at September 30, 2002 and December 31, 2001, respectively. Exclusive of the Federal Home Loan Bank advances outstanding at First Bank of $10.0 million and $20.1 million at September 30, 2002 and December 31, 2001, respectively, our subsidiaries had no amounts outstanding under either of these agreements at September 30, 2002 and December 31, 2001. Under a separate Federal Home Loan Bank agreement, First Bank & Trust had advances outstanding of $10.0 million and $10.5 million at September 30, 2002 and December 31, 2001, respectively.

         Management believes the available liquidity and operating results of our subsidiary banks will be sufficient to provide funds for growth and to permit the distribution of dividends to us sufficient to meet our operating and debt service requirements, both on a short-term and long-term basis, and to pay the dividends on the trust preferred securities issued by our financing subsidiaries, First Preferred Capital Trust I, First Preferred Capital Trust II, First Preferred Capital Trust III and First Bank Capital Trust, and First America Capital Trust.

Critical Accounting Policies

         Our financial condition and results of operations presented in the consolidated financial statements, accompanying notes to the consolidated financial statements, selected consolidated and other financial data appearing elsewhere within this prospectus, and management's discussion and analysis of financial condition and results of operations are, to large degree, dependent upon our accounting policies. The selection and application of our accounting policies involve judgments, estimates and uncertainties that are susceptible to change.

         We have identified the following accounting policies that we believe are the most critical to the understanding of our financial condition and results of operations. These critical accounting policies require management's most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of a materially different financial condition and/or results of operations could be a reasonable likelihood. The impact and any associated risks related to our critical accounting policies on our business operations is discussed throughout "--Management's Discussion and Analysis of Financial Condition and Results of Operations," where such policies affect our reported and expected financial results.

         Loans and Allowance for Loan Losses. We maintain an allowance for loan losses at a level we consider adequate to provide for probable losses in our loan portfolio. The determination of our allowance for loan losses requires management to make significant judgments and estimates based upon a periodic analysis of our loans held for portfolio and held for sale considering, among other factors, current economic conditions, loan portfolio composition, past loan loss experience, independent appraisals, the fair value of underlying loan collateral, our customers' ability to pay and selected key financial ratios. If actual events prove the estimates and assumptions we used in determining our allowance for loan losses were incorrect, we may need to make additional provisions for loan losses.

         Derivative Financial Instruments. We utilize derivative financial instruments to assist in our management of interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities. The judgments and assumptions that are most critical to the application of this critical accounting policy are those affecting the estimation of fair value and hedge effectiveness. Fair value is based on quoted market prices where available. If quoted market prices are unavailable, fair value is based upon quoted market prices of comparable derivative instruments. Factors that affect hedge effectiveness include the initial selection of the derivative that will be used as a hedge and how well changes in its cash flow or fair value have correlated and are expected to correlate with changes in the cash flow or fair value of the underlying hedged asset or liability. Past correlation is easy to demonstrate, but expected correlation depends upon projections and trends that may not always hold true within acceptable limits. Changes in assumptions and conditions could result in greater than expected inefficiencies that, if large enough, could reduce or eliminate the economic benefits anticipated when the hedges were established and/or invalidate continuation of hedge accounting. Greater inefficiency and/or discontinuation of hedge accounting is likely to result in increased volatility to reported earnings. For cash flow hedges, this would result as more or all of the change in the fair value of the affected derivative would be reported in noninterest income. For fair value hedges, this would result as less or none of the change in the fair value of the derivative would be offset by changes in the fair value of the underlying hedged asset or liability.

         Deferred Tax Assets. We recognize deferred tax assets and liabilities for the estimated future tax effects of temporary differences, net operating loss carryforwards and tax credits. We recognize deferred tax assets subject to management's judgment based upon available evidence that realization is more likely than not. Our deferred tax assets are reduced, if necessary, by a deferred tax asset valuation allowance. In the event that we determine we would not be able to realize all or part of our net deferred tax assets in the future, we would need to adjust the recorded value of our deferred tax assets, which would result in a direct charge to our provision for income taxes in the period in such determination is made.

         Business Combinations. We emphasize acquiring other financial institutions as an important means of achieving our growth objectives. The determination of the fair value of the assets and liabilities acquired in these transactions as well as the returns on investment that may be achieved requires management to make significant judgments and estimates based upon detailed analyses of the existing and future economic value of such assets and liabilities and/or the related income steams, including the resulting intangible assets. If actual events prove the estimates and assumptions we used in determining the fair values of the acquired assets and liabilities or the projected income were incorrect, we may need to make additional adjustments to the recorded values of such assets and liabilities, which could result in increased volatility to reported earnings. In addition, we may need to make additional adjustments to the recorded value of our intangible assets, which directly impact our regulatory capital levels.

Effects of New Accounting Standards

         In July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 142 -- Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets, as discussed below. The amortization of goodwill ceased upon adoption of SFAS No. 142, which for calendar year-end companies was January 1, 2002.

         On January 1, 2002, First Banks adopted SFAS No. 142. At the date of adoption, First Banks had unamortized goodwill of $115.9 million and core deposit intangibles of $9.6 million, which were subject to the transition provisions of SFAS No. 142. Under SFAS No. 142, First Banks continues to amortize, on a straight-line basis, its core deposit intangibles and goodwill associated with purchases of branch offices. Goodwill associated with the purchase of subsidiaries will no longer be amortized, but instead, will be tested annually for impairment following First Banks' existing methods of measuring and recording impairment losses.

         First Banks completed the transitional goodwill impairment test required under SFAS No. 142, to determine the potential impact, if any, on the consolidated financial statements. The results of the transitional goodwill impairment testing did not identify any goodwill impairment losses.


         Intangible assets associated with the purchase of subsidiaries, net of amortization, were comprised of the following at September 30, 2002 and December
31, 2001:

                                                     September 30, 2002              December 31, 2001
                                                ----------------------------   ---------------------------
                                                   Gross                          Gross
                                                 Carrying       Accumulated     Carrying      Accumulated
                                                  Amount       Amortization      Amount      Amortization
                                                  ------       ------------      ------      ------------
                                                             (dollars expressed in thousands)

     Amortized intangible assets:
         Core deposit intangibles..............  $  13,871         (1,372)         9,580               --
         Goodwill associated with
           purchases of branch offices.........      2,210           (684)         2,210             (576)
                                                 ---------        -------        -------          -------
              Total............................  $  16,081         (2,056)        11,790             (576)
                                                 =========        =======        =======          =======

     Unamortized intangible assets:
         Goodwill associated with the
           purchase of subsidiaries............  $ 126,234                       114,226
                                                 =========                       =======

         Amortization of intangibles associated with the purchase of subsidiaries and branch offices was $1.5 million for the nine months ended September 30, 2002 and $5.6 million for the comparable period in 2001. Amortization of intangibles associated with the purchase of subsidiaries, including amortization of core deposit intangibles and branch purchases, has been estimated through 2007 in the following table, and does not take into consideration any potential future acquisitions or branch purchases.

                                                      (dollars expressed
                                                         in thousands)

       Year ending December 31:
           2002 (1).....................................  $   2,012
           2003.........................................      2,129
           2004.........................................      2,129
           2005.........................................      2,129
           2006.........................................      2,129
           2007.........................................      2,129
                                                          ---------
              Total.....................................  $  12,657
                                                          =========

           --------------
           (1) Includes $1.5 million of amortization for the nine months ended September 30, 2002.

         Changes in the carrying amount of goodwill for the nine months ended September 30, 2002 were as follows:

                                                         Nine Months Ended September 30, 2002
                                                       ---------------------------------------
                                                       First Bank First Bank & Trust     Total
                                                       ---------- ------------------     -----
                                                         (dollars expressed in thousands)

     Balance, beginning of period....................   $ 19,165        96,695         115,860
     Goodwill acquired during period.................     12,577            --          12,577
     Acquisition-related adjustments.................       (569)           --            (569)
     Amortization - purchases of branch offices......         --          (108)           (108)
                                                        --------        ------        --------
     Balance, end of period..........................   $ 31,173        96,587         127,760
                                                        ========        ======        ========


         The following is a reconciliation of reported net income to net income adjusted to reflect the adoption of SFAS No. 142, as if it had been implemented on January 1, 2001:

                                                                            Nine Months Ended
                                                                              September 30,
                                                                     ------------------------------
                                                                         2002             2001
                                                                         ----             ----
                                                                    (dollars expressed in thousands)
       Net income:
         Reported net income......................................     $  30,362          34,632
         Add back - goodwill amortization.........................            --           5,438
                                                                        --------        --------
           Adjusted net income....................................     $  30,362          40,070
                                                                       =========        ========

       Basic earnings per share:
         Reported net income......................................     $1,261.05        1,441.51
         Add back - goodwill amortization.........................            --          229.86
                                                                       ---------        --------
           Adjusted net income....................................     $1,261.05        1,671.37
                                                                       =========        ========

       Diluted earnings per share:
         Reported net income......................................     $1,246.05        1,409.98
         Add back - goodwill amortization.........................            --          221.50
                                                                       ---------        --------
           Adjusted net income....................................     $1,246.05        1,631.48
                                                                       =========        ========

         In August 2001, the FASB issued SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 broadens the presentation of discontinued operations to include more disposal transactions. Therefore, the accounting for similar events and circumstances will be the same. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS No. 144 generally are to be applied prospectively. On January 1, 2002, First Banks implemented SFAS No. 144, which did not have a material effect on the consolidated financial statements.

         On October 1, 2002, the FASB issued SFAS No. 147 -- Acquisitions of Certain Financial Institutions, an amendment of SFAS No. 72 -- Accounting for Certain Acquisitions of Banking or Thrift Institutions and SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets and FASB Interpretation No. 9 -- Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method. SFAS No. 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for transactions between two or more mutual enterprises. SFAS No. 147 removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of SFAS No.
72. SFAS No. 147 also provides guidance on the accounting for impairment or disposal of acquired long-term customer-relationship intangible assets, including those acquired in transactions between two or more mutual enterprises. The provisions of SFAS No. 147 are effective for acquisitions on or after October 1, 2002. On October 1, 2002, First Banks implemented SFAS No. 147, which did not have a material effect on the consolidated financial statements.

Effects of Inflation

         Inflation affects financial institutions less than other types of companies. Financial institutions make relatively few significant asset acquisitions that are directly affected by changing prices. Instead, the assets and liabilities are primarily monetary in nature. Consequently, interest rates are more significant to the performance of financial institutions than the effect of general inflation levels. While a relationship exists between the inflation rate and interest rates, we believe this is generally manageable through our asset-liability management program.

                                    BUSINESS

Who We Are

         We are a registered bank holding company incorporated in Missouri and headquartered in St. Louis County, Missouri. Through the operation of our subsidiaries, we offer a broad array of financial services to consumer and commercial customers. Since 1994, our organization has grown significantly, primarily as a result of our acquisition strategy, as well as through internal growth. We currently operate banking subsidiaries with branches in California, Illinois, Missouri and Texas. At September 30, 2002, we had total assets of $7.17 billion, loans, net of unearned discount, of $5.46 billion, total deposits of $6.03 billion and total stockholders' equity of $506.2 million.

         Through our subsidiary banks, we offer a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, we market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. We also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing. Other financial services offered include mortgage banking, debit cards, brokerage services, credit-related insurance, internet banking, automated teller machines, telephone banking, safe deposit boxes, escrow and bankruptcy deposit services, stock option services, and trust, private banking and institutional money management services.

         We operate through two subsidiary banks as follows:


                                                         Geographic (Number of) Locations          Total Assets
                           Name                              at September 30, 2002             at September 30, 2002
         -----------------------------------------    -------------------------------------    ---------------------
                                                                                                (dollars expressed
                                                                                                  in thousands)

       First Bank                                       Missouri (43) and Illinois (51)             $4,063,159
       First Banks America, Inc., and its
          subsidiary:
            First Bank & Trust                          California (49) and Texas (8)                3,139,170

         Our subsidiary banks are wholly owned by their respective parent companies and we owned 93.76% of First Banks America, Inc., or FBA, at September 30, 2002. On December 31, 2002, we completed our acquisition of all of FBA's outstanding capital stock that we did not already own for a price of $40.54 per share, or approximately $32.4 million. In conjunction with this transaction, FBA became a wholly owned subsidiary of ours, and was merged with and into First Banks. We anticipate merging our bank subsidiaries, First Bank and First Bank & Trust, during the first quarter of 2003 to allow certain administrative and operational economies not available while the two banks maintain separate charters.

         Various trusts, which were created by and are administered by and for the benefit of Mr. James F. Dierberg, our Chairman of the Board and Chief Executive Officer, and members of his immediate family, own all of our voting stock. Mr. Dierberg and his family, therefore, control our management, policies and the election of our directors.

         Primary responsibility for managing our subsidiary banking units rests with the officers and directors of each unit, but we centralize overall corporate policies, procedures and administrative functions and provide centralized operational support functions for our subsidiaries. This practice allows us to achieve various operating efficiencies while allowing our subsidiary banking units to focus on customer service.

Acquisitions

         Acquisitions may serve to enhance our presence in a given market, to expand the extent of our market area or to enable us to enter into new or noncontiguous markets. Initially, we made acquisitions solely within Missouri and Illinois. In the early 1990's, however, the pricing of acquisitions in these areas escalated beyond the levels we believed were desirable, causing us to explore acquisitions in other markets. This effort led to the acquisition of BancTEXAS Group, Inc. in 1994, which had offices in Dallas and Houston, Texas, and subsequent acquisitions of financial institutions that had offices located in the San Francisco - Sacramento corridor in Northern California and Orange County in Southern California during the six years ended December 31, 2000. Our emphasis in recent acquisitions has been to enhance our presence in markets we currently serve. In 2001, we completed two acquisitions in Southern California that increased our market share in Los Angeles and Orange Counties, and extended our market into neighboring Riverside County. In addition, in 2001 we completed an acquisition in Swansea, Illinois of a bank holding company that increased our presence in the Illinois areas immediately east and north of St. Louis. In 2002, we completed an acquisition in Des Plaines, Illinois, in the Chicago metropolitan area, and two branch offices in Denton and Garland, Texas, in the Dallas metropolitan area. In addition, we currently have one pending acquisition in Ste. Genevieve, Missouri that will further expand our Midwest franchise south of St. Louis.

         Pending Acquisition

         On September 17, 2002, First Banks and Allegiant Bancorp, Inc., or Allegiant, signed an agreement and plan of exchange that provides for First Banks to acquire Allegiant's wholly owned banking subsidiary, Bank of Ste. Genevieve. Bank of Ste. Genevieve operates two locations in Ste. Genevieve, Missouri, and reported total assets of $111.1 million and total deposits of $91.1 million at September 30, 2002. Under the terms of the agreement, First Banks will acquire Bank of Ste. Genevieve in exchange for approximately 974,150 shares of Allegiant common stock that are currently held by First Banks. The transaction is expected to be completed during the first quarter of 2003. First Banks will continue to own approximately 232,000 shares of Allegiant common stock subsequent to completion of the transaction.

         Closed Acquisitions and Other Corporate Transactions

         On January 15, 2002, we completed our acquisition of Plains Financial Corporation, or Plains, and its wholly owned banking subsidiary, PlainsBank of Illinois, National Association, Des Plaines, Illinois, in exchange for $36.5 million in cash. Plains operated a total of three banking facilities in Des Plaines, Illinois, and one banking facility in Elk Grove Village, Illinois. At the time of the transaction, Plains had $256.3 million in total assets, $150.4 million in loans, net of unearned discount, $81.0 million in investment securities and $213.4 million in deposits. This transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $12.6 million and will not be amortized, but instead will be periodically tested for impairment in accordance with SFAS No. 142. The core deposit intangibles were approximately $2.9 million and are being amortized over seven years utilizing the straight-line method. Plains was merged with and into Union, and PlainsBank of Illinois was merged with and into First Bank.

         On June 22, 2002, First Bank & Trust completed its assumption of the deposits and certain liabilities and the purchase of certain assets of the Garland and Denton, Texas branch offices of Union Planters Bank, National Association, or UP branches. The transaction resulted in the acquisition of $15.3 million in deposits and one branch office in Garland and $49.6 million in deposits and one branch office, and a detached drive-thru facility, in Denton. The core deposit intangibles associated with the branch purchases were $1.4 million and are being amortized over seven years utilizing the straight-line method.

         On December 31, 2002, we completed our acquisition of all of FBA's outstanding capital stock that we did not already own for a price of $40.54 per share, or approximately $32.4 million. At December 31, 2002, there were 798,753 shares, or approximately 6.22% of FBA's outstanding stock, held publicly. We owned the other 93.78%. In conjunction with this transaction, FBA became a wholly owned subsidiary of ours, and was merged with and into First Banks. This transaction was accounted for using the purchase method of accounting. The excess of the cost over the fair value of the net assets acquired was approximately $12.4 million and will not be amortized, but instead will be periodically tested for impairment in accordance with SFAS No. 142.

Market Area

         As of September 30, 2002, our subsidiary banks' 151 banking facilities were located in California, eastern Missouri, Illinois and Texas. Our primary market area is the St. Louis, Missouri metropolitan area. Our second and third largest market areas are southern and northern California and central and southern Illinois, respectively. We also have locations in the Houston, Dallas, Irving, McKinney and Denton, Texas metropolitan areas, rural eastern Missouri and the greater Chicago, Illinois metropolitan area.

Competition and Branch Banking

         Our subsidiary banks engage in highly competitive activities. Those activities and the geographic markets served primarily involve competition with other banks, some of which are affiliated with large regional or national holding companies. Financial institutions compete based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits.

         Our principal competitors include other commercial banks, savings banks, savings and loan associations, mutual funds, finance companies, trust companies, insurance companies, leasing companies, credit unions, mortgage companies, private issuers of debt obligations and suppliers of other investment alternatives, such as securities firms and financial holding companies. Many of our non-bank competitors are not subject to the same degree of regulation as that imposed on bank holding companies, federally insured banks and national or state chartered banks. As a result, such non-bank competitors have advantages over us in providing certain services. We also compete with major multi-bank holding companies, which are significantly larger than us and have greater access to capital and other resources.

         We believe we will continue to face competition in the acquisition of independent banks and savings banks from bank and financial holding companies. We often compete with larger financial institutions that have substantially greater resources available for making acquisitions.

         Subject to regulatory approval, commercial banks operating in California, Illinois, Missouri and Texas are permitted to establish branches throughout their respective states, thereby creating the potential for additional competition in our service areas.

Employees

         As of September 30, 2002, we employed approximately 2,300 employees. None of the employees are subject to a collective bargaining agreement. We consider our relationships with our employees to be good.

Legal Proceedings

         In the ordinary course of business, we and our subsidiaries become involved in legal proceedings. Our management, in consultation with legal counsel, believes that the ultimate resolution of existing proceedings will not have a material adverse effect on our business, financial condition or results of operations.

Supervision and Regulation

         General. Federal and state laws extensively regulate our subsidiary banks and us primarily to protect depositors and customers of our subsidiary banks. To the extent this discussion refers to statutory or regulatory provisions, it is not intended to summarize all such provisions and is qualified in its entirety by reference to the relevant statutory and regulatory provisions. Changes in applicable laws, regulations or regulatory policies may have a material effect on our business and prospects. We are unable to predict the nature or extent of the effects on our business and earnings that new federal and state legislation or regulation may have. The enactment of the legislation described below has significantly affected the banking industry generally and is likely to have ongoing effects on us and our subsidiary banks in the future.

         We are a registered bank holding company under the Bank Holding Company Act of 1956. Consequently, the Board of Governors of the Federal Reserve System, or Federal Reserve, regulates, supervises and examines us. We file annual reports with the Federal Reserve and provide to the Federal Reserve additional information as it may require.

         Since First Bank is an institution chartered by the State of Missouri and a member of the Federal Reserve, both the State of Missouri Division of Finance and the Federal Reserve supervise, regulate and examine First Bank. First Bank & Trust is chartered by the State of California and is subject to supervision, regulation and examination by the California Department of Financial Institutions. Our subsidiary banks are also regulated by the Federal Deposit Insurance Corporation, or FDIC, which provides deposit insurance of up to $100,000 for each insured depositor.

         Bank Holding Company Regulation. Our activities and those of our subsidiary banks have in the past been limited to the business of banking and activities "closely related" or "incidental" to banking. Under the Gramm-Leach-Bliley Act, or GLB Act, which was enacted in November 1999 and is discussed below, bank holding companies now have the opportunity to seek broadened authority, subject to limitations on investment, to engage in activities that are "financial in nature" if all of their subsidiary depository institutions are well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act (discussed briefly below).

         We are also subject to capital requirements applied on a consolidated basis which are substantially similar to those required of our subsidiary banks (briefly summarized below). The Bank Holding Company Act also requires a bank holding company to obtain approval from the Federal Reserve before:

         o acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls a majority of such shares);

         o acquiring all or substantially all of the assets of another bank or bank holding company; or

         o    merging or consolidating with another bank holding company.

         The Federal Reserve will not approve any acquisition, merger or consolidation that would have a substantially anti-competitive result, unless the anti-competitive effects of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The Federal Reserve also considers capital adequacy and other financial and managerial factors in reviewing acquisitions and mergers.

         Safety and Soundness and Similar Regulations. We are subject to various regulations and regulatory policies directed at the financial soundness of our subsidiary banks. These include, but are not limited to, the Federal Reserve's source of strength policy, which obligates a bank holding company such as us to provide financial and managerial strength to its subsidiary banks; restrictions on the nature and size of certain affiliate transactions between a bank holding company and its subsidiary depository institutions; and restrictions on extensions of credit by our subsidiary banks to executive officers, directors, principal stockholders and the related interests of such persons.

         Regulatory Capital Standards. The federal bank regulatory agencies have adopted substantially similar risk-based and leverage capital guidelines for banking organizations. Risk-based capital ratios are determined by classifying assets and specified off-balance-sheet obligations and financial instruments into weighted categories, with higher levels of capital being required for categories deemed to represent greater risk. Federal Reserve policy also provides that banking organizations generally, and in particular those that are experiencing internal growth or actively making acquisitions, are expected to maintain capital positions that are substantially above the minimum supervisory levels, without significant reliance on intangible assets.

         Under the risk-based capital standard, the minimum consolidated ratio of total capital to risk-adjusted assets required for bank holding companies is 8%. At least one-half of the total capital must be composed of common equity, retained earnings, qualifying noncumulative perpetual preferred stock, a limited amount of qualifying cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less certain items such as goodwill and certain other intangible assets, which amount is referred to as "Tier I capital." The remainder may consist of qualifying hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, preferred stock that does not qualify as Tier I capital and a limited amount of loan and lease loss reserves, which amount, together with Tier I capital, is referred to as "Total Risk-Based Capital."

         In addition to the risk-based standard, we are subject to minimum requirements with respect to the ratio of our Tier I capital to our average assets less goodwill and certain other intangible assets, or the Leverage Ratio. Applicable requirements provide for a minimum Leverage Ratio of 3% for bank holding companies that have the highest supervisory rating, while all other bank holding companies must maintain a minimum Leverage Ratio of at least 4% to 5%. The Office of the Comptroller of the Currency, or OCC, and the FDIC have established capital requirements for banks under their respective jurisdictions that are consistent with those imposed by the Federal Reserve on bank holding companies.

         As of September 30, 2002, the most recent notification from our primary regulator categorized our subsidiary banks and us as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, we and our subsidiary banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below.

         The following table sets forth our required and actual capital ratios, as well as those of our subsidiary banks at September 30, 2002 and December 31, 2001:

                                                                   Actual
                                                       -----------------------------                    To be Well
                                                                                        For Capital   Capitalized Under
                                                       September 30,    December 31,     Adequacy     Prompt Corrective
                                                           2002            2001          Purposes     Action Provisions
                                                           ----            ----          --------     -----------------

Total capital (to risk-weighted assets):
     First Banks............................             10.97%           10.53%           8.0%            10.0%
     First Bank.............................             10.49            10.14            8.0             10.0
     First Bank & Trust.....................             10.43            11.27            8.0             10.0
Tier I capital (to risk-weighted assets):
     First Banks............................              7.79             7.57            4.0              6.0
     First Bank.............................              9.23             8.89            4.0              6.0
     First Bank & Trust.....................              9.17            10.02            4.0              6.0
Tier I capital (to average assets):
     First Banks............................              6.86             7.25            3.0              5.0
     First Bank.............................              7.82             8.67            3.0              5.0
     First Bank & Trust.....................              8.59             9.47            3.0              5.0

         Prompt Corrective Action. The FDIC Improvement Act requires the federal bank regulatory agencies to take prompt corrective action in respect to depository institutions that do not meet minimum capital requirements. A depository institution's status under the prompt corrective action provisions depends upon how its capital levels compare to various relevant capital measures and other factors as established by regulation.

         The federal regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels. Under the regulations, a bank will be:

         o "well capitalized" if it has a total capital ratio of 10% or greater, a Tier I capital ratio of 6% or greater and a Leverage Ratio of 5% or greater and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure;

         o "adequately capitalized" if it has a total capital ratio of 8% or greater, a Tier I capital ratio of 4% or greater and a Leverage Ratio of 4% or greater (3% in certain circumstances);

         o "undercapitalized" if it has a total capital ratio of less than 8%, a Tier I capital ratio of less than 4% or a Leverage
              Ratio of less than 4% (3% in certain circumstances);

         o "significantly undercapitalized" if it has a total capital ratio of less than 6%, a Tier I capital ratio of less than 3% or a Leverage Ratio of less than 3%; and

         o "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

         Under certain circumstances, a depository institution's primary federal regulatory agency may use its authority to lower the institution's capital category. The banking agencies are permitted to establish individualized minimum capital requirements exceeding the general requirements described above. Generally, failing to maintain the status of "well capitalized" or "adequately capitalized" subjects a bank to restrictions and limitations on its business that become progressively more severe as the capital levels decrease.

         A bank is prohibited from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the bank would thereafter be "undercapitalized." Limitations exist for "undercapitalized" depository institutions, regarding, among other things, asset growth, acquisitions, branching, new lines of business, acceptance of brokered deposits and borrowings from the Federal Reserve System. These institutions are also required to submit a capital restoration plan that includes a guarantee from the institution's holding company. "Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. The appointment of a receiver or conservator may be required for "critically undercapitalized" institutions.

         Dividends. Our primary source of funds in the future is the dividends, if any, paid by our subsidiary banks. The ability of our subsidiary banks to pay dividends is limited by federal laws, by regulations promulgated by the bank regulatory agencies and by principles of prudent bank management.

         Customer Protection. Our subsidiary banks are also subject to consumer laws and regulations intended to protect consumers in transactions with depository institutions, as well as other laws or regulations affecting customers of financial institutions generally. These laws and regulations mandate various disclosure requirements and substantively regulate the manner in which financial institutions must deal with their customers. Our subsidiary banks must comply with numerous regulations in this regard and are subject to periodic examinations with respect to their compliance with the requirements.

         Community Reinvestment Act. The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, the federal banking regulators evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those banks. These factors are also considered in evaluating mergers, acquisitions and other applications to expand.

         The Gramm-Leach-Bliley Act. The GLB Act, enacted in 1999, amended and repealed portions of the Glass-Steagall Act and other federal laws restricting the ability of bank holding companies, securities firms and insurance companies to affiliate with each other and to enter new lines of business. The GLB Act established a comprehensive framework to permit financial companies to expand their activities, including through such affiliations, and to modify the federal regulatory structure governing some financial services activities. This authority of financial firms to broaden the types of financial services offered to customers and to affiliates with other types of financial services companies may lead to further consolidation in the financial services industry. However, it may lead to additional competition in the markets in which we operate by allowing new entrants into various segments of those markets that are not the traditional competitors in those segments. Furthermore, the authority granted by the GLB Act may encourage the growth of larger competitors.

         The GLB Act also adopted consumer privacy safeguards requiring financial services providers to disclose their policies regarding the privacy of customer information to their customers and, subject to some exceptions, allowing customers to "opt out" of policies permitting such companies to disclose confidential financial information to non-affiliated third parties. Final regulations implementing the new privacy standards became effective in 2001.

         The Sarbanes-Oxley Act. On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act imposes a myriad of corporate governance and accounting measures designed to ensure that the shareholders of corporate America are treated fairly and have full and accurate information about the public companies in which they invest. All public companies, including companies that file periodic reports with the SEC such as First Banks, are affected by the Sarbanes-Oxley Act.

         Certain provisions of the Sarbanes-Oxley Act became effective immediately, while other provisions will become effective as the SEC adopts rules to implement those provisions. Some of the principal provisions of the Sarbanes-Oxley Act which may affect us include:

         o the creation of an independent accounting oversight board to oversee the audit of public companies and auditors who perform such audits;

         o auditor independence provisions which restrict non-audit services that independent accountants may provide to their audit clients;

         o    additional corporate governance and responsibility measures which
              (i) require the chief executive officer and chief financial officer to certify financial statements and to forfeit salary and bonuses in certain situations, and (ii) protect whistleblowers and informants;

         o expansion of the audit committee's authority and responsibility by requiring that the audit committee (i) have direct control of the outside auditor, (ii) be able to hire and fire the auditor, and
              (iii) approve all non-audit services;

         o mandatory disclosure by analysts of potential conflicts of interest; and

         o    enhanced penalties for fraud and other violations.

         The Sarbanes-Oxley Act is expected to increase the administrative costs and burden of doing business for public companies; however, we cannot predict the significance of any increase at this time.

         The USA Patriot Act. In October 2001, the Patriot Act was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington, D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen the ability of U.S. law enforcement agencies and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The Patriot Act is expected to increase the administrative costs and burden of doing business for financial institutions; however, we cannot predict the significance of any increase at this time.

         Reserve Requirements; Federal Reserve System and Federal Home Loan Bank System. The Federal Reserve requires all depository institutions to maintain reserves against their transaction accounts and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. Institutions are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve regulations require institutions to exhaust other reasonable alternative sources of funds, including advances from Federal Home Loan Banks, before borrowing from the Federal Reserve Bank.

         First Bank is a member of the Federal Reserve System. Both First Bank and First Bank & Trust are members of the Federal Home Loan Bank System. As members, they are required to hold investments in regional banks within those systems. Our subsidiary banks were in compliance with these requirements at September 30, 2002, with investments of $9.7 million in stock of the Federal Home Loan Bank of Des Moines held by First Bank, $500,000 in stock of the

Federal Home Loan Bank of Chicago held by First Bank (associated with the acquisition of Union completed on December 31, 2001), $2.4 million in stock of the Federal Home Loan Bank of San Francisco held by First Bank & Trust, and $7.5 million in stock of the Federal Reserve Bank of St. Louis held by First Bank.

         Monetary Policy and Economic Control. The commercial banking business is affected by legislation, regulatory policies and general economic conditions as well as the monetary policies of the Federal Reserve. The instruments of monetary policy available to the Federal Reserve include the following:

         o changes in the discount rate on member bank borrowings and the targeted federal funds rate;

         o    the availability of credit at the "discount window;"

         o    open market operations;

         o the imposition of changes in reserve requirements against deposits of domestic banks;

         o the imposition of changes in reserve requirements against deposits and assets of foreign branches; and

         o the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates.

         These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on liabilities. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. Such policies are influenced by various factors, including inflation, unemployment, and short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. We cannot predict the effect that changes in monetary policy or in the discount rate on member bank borrowings will have on our future business and earnings or those of our subsidiary banks.



                                   MANAGEMENT

Board of Directors and Executive Officers

         The members of our Board of Directors and our executive officers are identified in the following table. Each of the directors was elected or appointed to serve a one-year term and until his successor has been duly qualified for office.

                 Name                      Age                                      Position
                 ----                      ---                                      --------

Directors:
James F. Dierberg                           65      Chairman of the Board of Directors and Chief Executive Officer
Allen H. Blake                              59      Director and President, Chief Financial Officer and Secretary
Michael J. Dierberg (1)                     31      Director and General Counsel
Gordon A. Gundaker (2)                      68      Director
David L. Steward (2)                        51      Director
Hal J. Upbin (2)                            63      Director
Douglas H. Yaeger (2)                       53      Director
Donald W. Williams                          55      Director and Senior Executive Vice President and Chief Credit Officer

Executive Officers Not
  Serving as Directors:

Terrance M. McCarthy                        48      Senior Executive Vice President and Chief Operating Officer
Mark T. Turkcan                             46      Executive Vice President -- Mortgage Banking

-----------------------------
(1) Michael J. Dierberg is the son of James F. Dierberg.
(2) Member of the Audit Committee.


         James F. Dierberg has served as our Chairman of the Board of Directors and Chief Executive Officer since 1988. He served as our President from 1979 to 1992 and from 1994 to October 1999. Mr. Dierberg served as the Chairman of the Board of Directors, President and Chief Executive Officer of FBA from 1994 until its merger with First Banks on December 31, 2002 and has been a trustee of our other financing subsidiaries since 1997, 1998, 2000 and 2001, respectively.

         Allen H. Blake has served as our President since October 1999. He served as our Chief Financial Officer from 1984 to 1999 and again since May 2001 and our Secretary since 1988. Mr. Blake has held various executive positions with us since 1984. Mr. Blake served as Executive Vice President of FBA from 1998 until its merger with First Banks, its Chief Operating Officer from 1999 to July 2002, its Chief Financial Officer from 1994 to September 1999 and from June 2001 until its merger with First Banks, and its Secretary from 1994 until its merger with First Banks. Mr. Blake has served as a trustee of our other financing subsidiaries since 1997, 1998, 2000 and 2001, respectively.

         Michael J. Dierberg serves as Director and General Counsel. Mr. Dierberg previously served as Senior Vice President (Northern California Region) of First Bank & Trust since July 2001. Prior to joining First Banks, Mr. Dierberg served as an attorney for the Office of the Comptroller of the Currency in Washington, D.C.

         Gordon A. Gundaker serves as a Director. Mr. Gundaker is President and Chief Executive Officer of Coldwell Banker Gundaker in St. Louis, Missouri. Coldwell Banker Gundaker is a provider of full-service real estate brokerage company and has more than 3,000 independently owned and operated residential and commercial real estate offices globally.

     David L. Steward serves as a Director. Mr. Steward is Chairman of the Board of Directors, President and Chief Executive Officer of World Wide Technology, Inc. and Chairman of the Board of Directors of Telcobuy.com (an affiliate of World Wide Technology, Inc.) in St. Louis, Missouri. World Wide Technology, Inc. is an electronic procurement and logistics company in the information technology industry.

     Hal J. Upbin serves as a Director. Mr. Upbin is Chairman of the Board of Directors, President and Chief Executive Officer of Kellwood Company in St. Louis, Missouri. Kellwood Company manufactures and markets apparel and related soft goods.

     Douglas H. Yaeger serves as a Director. Mr. Yaeger is Chairman of the Board of Directors, President and Chief Executive Officer of The Laclede Group, Inc.
in St. Louis, Missouri. The Laclede Group, Inc. provides natural gas service through its regulated core utility operations.

         Donald W. Williams is our Senior Executive Vice President and Chief Credit Officer, and has served in various executive capacities with us since 1993. Mr. Williams also served as Executive Vice President and Chief Credit Officer of FBA until its merger with First Banks and serves as Chairman of the Board of Directors of First Bank.

         Terrance M. McCarthy has served as our Senior Executive Vice President and Chief Operating Officer since June 2002, and has been employed in various executive capacities with us since 1995. Mr. McCarthy is also President and Chief Executive Officer of First Bank and Chairman of the Board of Directors, President and Chief Executive Officer of First Bank & Trust.

         Mark T. Turkcan serves as our Executive Vice President of Mortgage Banking, and has been employed in various executive capacities with us since 1990. Mr. Turkcan is also a Director and Executive Vice President of First Bank and Chairman of the Board of Directors, President and Chief Executive Officer of First Banc Mortgage, Inc.

                            DESCRIPTION OF THE TRUST

         The trust is a statutory trust formed pursuant to the Delaware Statutory Trust Act under a trust agreement executed by us, as sponsor for the trust, and the trustees, and a certificate of trust filed with the Delaware Secretary of State. The trust agreement will be amended and restated in its entirety in the form filed as an exhibit to the registration statement of which this prospectus is a part, as of the date the preferred securities are initially issued. The trust agreement will be qualified under the Trust Indenture Act of 1939.

         The holders of the preferred securities issued pursuant to the offering described in this prospectus will own all of the issued and outstanding preferred securities of the trust which have certain prior rights over the other securities of the trust. We will not initially own any of the preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The trust agreement provides that to the fullest extent permitted by law, we may not transfer the common securities except in connection with a merger or consolidation of First Banks into another corporation. The common securities, together with the preferred securities, are called the trust securities.

         The trust exists exclusively for the purposes of:

         o    issuing the preferred securities to the public for cash;

         o issuing its common securities to us in exchange for our capitalization of the trust;

         o investing the proceeds from the sale of the trust securities in an equivalent amount of subordinated debentures; and

         o engaging in other activities that are incidental to those listed above.

         We have formed the trust and determined to issue the preferred securities because we consider issuance of the preferred securities to be an efficient means of raising capital relative to other alternatives. We have reached this conclusion primarily because we are able to treat the preferred securities as regulatory capital for purposes of the current capital adequacy guidelines of the Federal Reserve and we are able to obtain a deduction for federal income tax purposes of interest payments on the subordinated debentures.

         The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Statutory Trust Act and the Trust Indenture Act. The trust agreement does not permit the trust to borrow money or make any investment other than in the subordinated debentures. Other than with respect to the trust securities, we have agreed to pay for all debts and obligations and all costs and expenses of the trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for United States withholding taxes that are properly withheld.

         The number of trustees of the trust will, pursuant to the Trust Agreement, initially be five. Three of the trustees, or the Administrative Trustees, will be persons who are employees or officers of or who are affiliated with us. These individuals include Allen H. Blake, Terrance M. McCarthy and Lisa
K. Vansickle. The fourth trustee must be an entity that maintains its principal place of business in the State of Delaware. It is the Delaware trustee. Initially, Wilmington Trust Company, a Delaware banking corporation, will act as Delaware trustee. The fifth trustee, called the property trustee, will initially be Fifth Third Bank. The property trustee is the institutional trustee under the trust agreement and acts as the indenture trustee called for under the applicable provisions of the Trust Indenture Act. Also for purposes of compliance with the Trust Indenture Act, Fifth Third Bank will act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. See "Description of the Subordinated Debentures" and "Description of the Guarantee." We, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and is continuing, in which case only the holders of the preferred securities may remove the Delaware trustee or the property trustee. The trust has a term of approximately 30 years but may terminate earlier as provided in the trust agreement.

         The property trustee will hold the subordinated debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the subordinated debentures. In addition, the property trustee will maintain exclusive control of a segregated non-interest bearing "payment account" established with Fifth Third Bank to hold all payments made on the subordinated debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. We will pay all fees and expenses related to the trust and the offering of the preferred securities, including the fees and expenses of the trustees.

                     DESCRIPTION OF THE PREFERRED SECURITIES

         The preferred securities will be issued pursuant to the trust agreement. For more information about the trust agreement, see "Description of the Trust" beginning on page 86 of this prospectus. Fifth Third Bank will act as property trustee for the preferred securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the preferred securities will include those stated in the trust agreement and those made part of the trust agreement by the Trust Indenture Act.

General

         The trust agreement authorizes the administrative trustees, on behalf of the trust, to issue the trust securities, which are comprised of the preferred securities to be sold to the public and the common securities. We will own all of the common securities issued by the trust. The trust is not permitted to issue any securities other than the trust securities or to incur any other indebtedness.

         The preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the preferred securities will be entitled to a preference over the common securities upon an event of default with respect to distributions and amounts payable on redemption or liquidation. The preferred securities will rank equally, and payments on the preferred securities will be made proportionally, with the common securities, except as described under "--Subordination of Common Securities" below.

         The property trustee will hold legal title to the subordinated debentures in trust for the benefit of the holders of the trust securities. We will guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the preferred securities or liquidation of the trust, to the extent described under "Description of the Guarantee." The guarantee does not cover the payment of any distribution or the liquidation amount when the trust does not have sufficient funds available to make these payments.

Distributions

         Source of Distributions. The funds of the trust available for distribution to holders of the preferred securities will be limited to payments made under the subordinated debentures, which the trust will purchase with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from our interest payments on the subordinated debentures in the payment account for the benefit of the holders of the trust securities. If we do not make interest payments on the subordinated debentures, the property trustee will not have funds available to pay distributions on the preferred securities.

         Payment of Distributions. Distributions on the preferred securities will be payable at the annual rate of % of the $25 stated liquidation amount, payable quarterly on March 31, June 30, September 30 and December 31 of each year, to the holders of the preferred securities on the relevant record dates. So long as the preferred securities are represented by a global security, as described below, the record date will be the business day immediately preceding the relevant distribution date. The first distribution date for the preferred securities will be June 30, 2003.

         Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment for the delay. When we use the term "business day," we mean any day other than a Saturday, a Sunday, a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

         Extension Period. As long as no event of default under the indenture has occurred and is continuing, we have the right to defer the payment of interest on the subordinated debentures at any time for a period not exceeding 20 consecutive quarters. We refer to this period of deferral as an "extension period." No extension period may extend beyond June 30, 2033 or end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the preferred securities will also be deferred during any such extension period. Any deferred distributions under the preferred securities will accumulate additional amounts at the annual rate of % compounded quarterly from the relevant distribution date. The term "distributions" as used in this prospectus includes those accumulated amounts.

         During an extension period, neither we nor any of our subsidiaries may:

         o declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, noncash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than the payment of dividends or distributions to us or to one of our subsidiaries);

         o make any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with (including the subordinated debentures issued to our two other financing subsidiaries), or junior to, the subordinated debentures or allow any of our subsidiaries to do the same;

         o make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the subordinated debentures (other than payments under the guarantee); or

         o redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

After the termination of any extension period and the payment of all amounts due, we may elect to begin a new extension period, subject to the above requirements.

         We do not currently intend to exercise our right to defer distributions on the preferred securities by deferring the payment of interest on the subordinated debentures.

Redemption or Exchange

         General. Subject to the prior approval of the Federal Reserve, if required, we will have the right to redeem the subordinated debentures:


         o in whole at any time, or in part from time to time, on or after June 30, 2008; or

         o at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms we define below.

         o at any time, to the extent of any preferred securities we purchase plus a proportionate amount of the common securities we hold.

         Mandatory Redemption. Upon our repayment or redemption, in whole or in part, of any subordinated debentures, whether on June 30, 2033 or earlier, the property trustee will apply the proceeds to redeem the same amount of the trust securities, upon not less than 30 days' nor more than 60 days' notice, at the redemption price. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities plus accumulated but unpaid distributions to the date of redemption. If less than all of the subordinated debentures are to be repaid or redeemed on a date of redemption, then the proceeds from such repayment or redemption will be allocated to redemption of preferred securities and common securities proportionately.

         Distribution of Subordinated Debentures in Exchange for Preferred Securities. Upon prior approval of the Federal Reserve, if required, we will have the right at any time to dissolve, wind-up or terminate the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the subordinated debentures to be distributed directly to the holders of trust securities in liquidation of the trust.
See "--Liquidation Distribution Upon Termination."

         After the liquidation date fixed for any distribution of subordinated debentures in exchange for preferred securities:

         o those trust securities will no longer be deemed to be outstanding;

         o certificates representing subordinated debentures in a principal amount equal to the liquidation amount of those preferred securities will be issued in exchange for the preferred securities certificates;

         o we will use our best efforts to list the subordinated debentures on the New York Stock Exchange or a national exchange;

         o any certificates representing trust securities that are not surrendered for exchange will be deemed to represent subordinated debentures with a principal amount equal to the liquidation amount of those preferred securities, unpaid interest in an amount equal to the accumulated and unpaid distributions on the preferred securities and accruing interest at the rate provided for in the subordinated debentures from the last distribution date on the preferred securities; and

         o all rights of the trust security holders other than the right to receive subordinated debentures upon surrender of a certificate representing trust securities will terminate.

         We cannot assure you that the market prices for the preferred securities or the subordinated debentures that may be distributed if a dissolution and liquidation of the trust were to occur would be favorable. The preferred securities that an investor may purchase, or the subordinated debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the preferred securities.

         Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs, we will have the right to redeem the subordinated debentures in whole, but not in part, and thereby cause a mandatory redemption of the trust securities in whole at the redemption price. If one of these events occurs and we do not elect to redeem the subordinated debentures, or to dissolve the trust and cause the subordinated debentures to be distributed to holders of the trust securities, then the preferred securities will remain outstanding and additional interest may be payable on the subordinated debentures. See "Description of the Subordinated Debentures -- Redemption."

         "Tax Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters stating that there is more than an insubstantial risk that:

         o interest payable by us on the subordinated debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

         o the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the subordinated debentures; or

         o the trust is, or will be within 90 days after the date of opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges.

         "Investment Company Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act, as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

         "Capital Treatment Event" means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that there is more than an insubstantial risk of impairment of our ability to treat the preferred securities as Tier I capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

         For all of the events described above, we and the trust must request and receive an opinion of counsel with regard to the event within a reasonable period of time after we become aware of the possible occurrence of an event of this kind.

         Redemption of Subordinated Debentures in Exchange for Preferred Securities We Purchase. Upon prior approval of the Federal Reserve, if required, we will also have the right at any time, and from time to time, to redeem subordinated debentures in exchange for any preferred securities we may have purchased in the market. If we elect to surrender any preferred securities beneficially owned by us in exchange for redemption of a like amount of subordinated debentures, we will also surrender a proportionate amount of common securities in exchange for subordinated debentures. Preferred securities owned by other holders will not be called for redemption at any time when we elect to exchange trust securities we own to redeem subordinated debentures.

         The common securities we surrender will be in the same proportion to the preferred securities we surrender as are the common securities then remaining outstanding to the preferred securities then remaining outstanding. In exchange for the trust securities surrendered by us, the trustee will cause to be distributed to us subordinated debentures with a principal amount equal to the liquidation amount of the trust securities, plus any accumulated but unpaid distributions, if any, then held by the trustee allocable to those trust securities. After the date of redemption involving an exchange by us, the trust securities we surrender and the subordinated debentures distributed to us in exchange will no longer be deemed outstanding.

Redemption Procedures

         Preferred securities will be redeemed at the redemption price with the applicable proceeds from our contemporaneous redemption of the subordinated debentures. Redemptions of the preferred securities will be made, and the redemption price will be payable, on each redemption date only to the extent that the trust has funds available for the payment of the redemption price.

         Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the subordinated debentures, interest will cease to accumulate on the subordinated debentures called for redemption on and after the date of redemption.

         If the trust gives notice of redemption of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the depositary for the trust securities funds sufficient to pay the aggregate redemption price and will give the depositary for the trust securities irrevocable instructions and authority to pay the redemption price to the holders of the trust securities. See "Book-Entry Issuance." If the preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for such preferred securities funds sufficient to pay the aggregate redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders upon surrender of their certificates evidencing the preferred securities. Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any trust securities called for redemption will be payable to the holders of the trust securities on the relevant record dates for the related distribution dates.

         If notice of redemption has been given and we have deposited funds as required, then on the date of the deposit all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price payable on that date will be made on the next day that is a business day without any additional interest or other payment in respect of the delay.

         If payment of the redemption price in respect of trust securities called for redemption is improperly withheld or refused and not paid by the trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. See "Description of the Guarantee."

         Payment of the redemption price on the preferred securities and any distribution of subordinated debentures to holders of preferred securities will be made to the applicable recordholders as they appear on the register for the preferred securities on the relevant record date. As long as the preferred securities are represented by a global security, the record date will be the business day immediately preceding the date of redemption or liquidation date, as applicable.

         If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular preferred securities to be redeemed will be selected by the property trustee from the outstanding preferred securities not previously called for redemption by lot. This method may provide for the redemption of portions equal to $25 or an integral multiple of $25 of the liquidation amount of the preferred securities. The property trustee will promptly notify the registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed. If the redemption relates only to preferred securities purchased by us and being exchanged for a like amount of debentures, then our preferred securities will be the ones selected for redemption.

         Subject to applicable law, and if we are not exercising our right to defer interest payments on the subordinated debentures, we may, at any time, purchase outstanding preferred securities.

Subordination of Common Securities

         Payment of distributions on, and the redemption price of, the preferred securities and common securities will be made based on the liquidation amount of these securities. However, if an event of default under the indenture has occurred and is continuing, no distributions on or redemption of the common securities may be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding preferred securities for all distribution periods terminating on or before that time, or in the case of payment of the redemption price, payment of the full amount of the redemption price on all of the outstanding preferred securities then called for redemption, has been made or provided for. All funds available to the property trustee will first be applied to the payment in full in cash of all distributions on, or the redemption price of, the preferred securities then due and payable.

         In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the effect of the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf, and only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

Liquidation Distribution Upon Termination

         We will have the right at any time to dissolve, wind-up or terminate the trust and cause the subordinated debentures to be distributed to the holders of the preferred securities. This right is subject, however, to us receiving approval of the Federal Reserve, if required.

         In addition, the trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

         o    our bankruptcy, dissolution or liquidation;

         o the distribution of a like amount of the subordinated debentures to the holders of trust securities, if we have given written direction to the property trustee to terminate the trust;

         o redemption of all of the preferred securities as described on page 89 under "--Redemption or Exchange -- Mandatory Redemption;" or

         o    the entry of a court order for the dissolution of the trust.

         With the exception of a redemption as described on page 89 under "--Redemption or Exchange -- Mandatory Redemption," if an early termination of the trust occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute to the holders of trust securities subordinated debentures:

         o in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

         o with an interest rate identical to the distribution rate on the trust securities; and

         o with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

         However, if the property trustee determines that the distribution is not practical, then the holders of trust securities will be entitled to receive, instead of subordinated debentures, a proportionate amount of the liquidation distribution. The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust securities will be paid on a proportional basis, based on liquidation amounts, to us, as the holder of the common securities, and to the holders of the preferred securities. However, if an event of default under the indenture has occurred and is continuing, the preferred securities will have a priority over the common securities. See "-- Subordination of Common Securities."

         Under current United States federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, a distribution of the subordinated debentures should not be a taxable event to holders of the preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the preferred securities. If we do not elect to redeem the subordinated debentures prior to maturity or to liquidate the trust and distribute the subordinated debentures to holders of the preferred securities, the preferred securities will remain outstanding until the repayment of the subordinated debentures.

         If we elect to dissolve the trust and thus cause the subordinated debentures to be distributed to holders of the preferred securities in liquidation of the trust, we will continue to have the right to shorten the maturity of the subordinated debentures. See "Description of the Subordinated Debentures -- General."

Liquidation Value

         The amount of the liquidation distribution payable on the preferred securities in the event of any liquidation of the trust is $25 per preferred security plus accumulated and unpaid distributions to the date of payment, which may be in the form of a distribution of subordinated debentures having a liquidation value and accrued interest of an equal amount. See "--Liquidation Distribution Upon Termination."

Events of Default; Notice

         Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities:

         o the occurrence of an event of default under the indenture (see "Description of the Subordinated Debentures -- Subordinated Debenture Events of Default");

         o a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

         o a default by the trust in the payment of the redemption price of any of the trust securities when it becomes due and payable;

         o a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a "Notice of Default" under the trust agreement; or

         o the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

         Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. The administrative trustees and we are required to file annually with the property trustee a certificate as to whether or not they and we are in compliance with all the applicable conditions and covenants under the trust agreement.

         If an event of default under the indenture has occurred and is continuing, the preferred securities will have preference over the common securities upon termination of the trust. See "--Subordination of Common Securities" and "Liquidation Distribution Upon Termination." The existence of an event of default under the trust agreement does not entitle the holders of preferred securities to accelerate the maturity thereof, unless the event of default is caused by the occurrence of an event of default under the indenture and both the indenture trustee and holders of at least 25% in principal amount of the subordinated debentures fail to accelerate the maturity thereof.

Removal of the Trustees

         Unless an event of default under the indenture has occurred and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee. The holders of the preferred securities have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

Co-Trustees and Separate Property Trustee

         Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we will have the power to appoint at any time or times, and upon written request the property trustee will appoint, one or more persons or entities either (1) to act as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (2) to act as separate trustee of any trust property. In either case, these trustees will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

Merger or Consolidation of Trustees

         Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

         The trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. For these purposes, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, in some cases that transaction may be considered to involve a replacement of the trust, and the conditions set forth below would apply to such transaction. The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

         o the successor entity either (a) expressly assumes all of the obligations of the trust with respect to the preferred securities, or (b) substitutes for the preferred securities other securities having substantially the same terms as the preferred securities (referred to as "successor securities") so long as the successor securities rank the same in priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

         o we appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the subordinated debentures;

         o the successor securities are listed or traded or will be listed or traded on any national securities exchange or other organization on which the preferred securities are then listed, if any;

         o the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect;

         o the successor entity has a purpose substantially identical to that of the trust;

         o prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel that (a) any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect, and (b) following the transaction, neither the trust nor the successor entity will be required to register as an "investment company" under the Investment Company Act; and

         o we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee, the subordinated debentures, the trust agreement and the expense agreement.

         Notwithstanding the foregoing, the trust may not, except with the consent of every holder of the preferred securities, enter into any transaction of this kind if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for United States federal income tax purposes.

Voting Rights; Amendment of Trust Agreement

         Except as described below and under "Description of the Guarantee -- Amendments and Assignment" and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the preferred securities will have no voting rights.

         The trust agreement may be amended from time to time by us and the trustees, without the consent of the holders of the preferred securities, in the following circumstances:

         o    with respect to acceptance of appointment by a successor trustee;

         o to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of trust securities; or

         o to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding or to ensure that the trust will not be required to register as an "investment company" under the Investment Company Act.

         With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust's status as a grantor trust for federal income tax purposes or the trust's exemption from status as an "investment company" under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to (a) change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date, or (b) restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

         As long as the property trustee holds any subordinated debentures, the trustees will not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities:

         o direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the subordinated debentures;

         o    waive any past default that is waivable under the indenture;

         o exercise any right to rescind or annul a declaration that the principal of all the subordinated debentures will be due and payable; or

         o consent to any amendment or termination of the indenture or the subordinated debentures, where the property trustee's consent is required. However, where a consent under the indenture requires the consent of each holder of the affected subordinated debentures, no consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

         The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify each holder of preferred securities of any notice of default with respect to the subordinated debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in these matters to the effect that the trust will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

         Any required approval of holders of trust securities may be given at a meeting or by written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each holder of record of trust securities.

         No vote or consent of the holders of preferred securities will be required for the trust to redeem and cancel its preferred securities in accordance with the trust agreement.

         Notwithstanding the fact that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by us, the trustees or any affiliate of ours or of any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

Global Preferred Securities

         The preferred securities will be represented by one or more global preferred securities registered in the name of The Depository Trust Company, New York, New York, or its nominee. A global preferred security is a security representing interests of more than one beneficial holder. Ownership of beneficial interests in the global preferred securities will be reflected in DTC participant account records through DTC's book-entry transfer and registration system. Participants are brokers, dealers, or others having accounts with DTC. Indirect beneficial interests of other persons investing in the preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, preferred securities in definitive form will not be issued in exchange for the global preferred securities. See "Book-Entry Issuance."

         No global preferred security may be exchanged for preferred securities registered in the names of persons other than DTC or its nominee unless:

         o DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global preferred security and we are unable to locate a qualified successor depositary;

         o we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

         o there shall have occurred and be continuing an event of default under the indenture.

         Any global preferred security that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive certificates registered in the names as DTC shall direct. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global preferred security. If preferred securities are issued in definitive form, the preferred securities will be in denominations of $25 and integral multiples of $25 and may be transferred or exchanged at the offices described below.

         Unless and until it is exchanged in whole or in part for the individual preferred securities represented thereby, a global preferred security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depositary or any nominee of the successor.

         Payments on global preferred securities will be made to DTC, as the depositary for the global preferred securities. If the preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution, and the transfer of the preferred securities will be registrable, and preferred securities will be exchangeable for preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees. In addition, if the preferred securities are issued in definitive form, the record dates for payment of distributions will be the 15th day of the month in which the relevant distribution date occurs. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see "Book-Entry Issuance."

         Upon the issuance of one or more global preferred securities, and the deposit of the global preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by the global preferred security to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, underwriters or agents selling the preferred securities. Ownership of beneficial interests in a global preferred security will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in a global preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in a global preferred security through a participant, the interest and any transfer of the interest will be shown only on the participant's records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global preferred security.

         So long as DTC or another depositary, or its nominee, is the registered owner of the global preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by the global preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global preferred security will not be entitled to have any of the individual preferred securities represented by the global preferred security registered in their names, will not receive or be entitled to receive physical delivery of any of the preferred securities in definitive form and will not be considered the owners or holders of the preferred securities under the trust agreement.

         None of us, the property trustee, any paying agent or the securities registrar for the preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global preferred security representing the preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

         We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global preferred security, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global preferred security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name." The payments will be the responsibility of the participants. See "Book-Entry Issuance."

Payment and Paying Agency

         Payments in respect of the preferred securities will be made to DTC, which will credit the relevant accounts of participants on the applicable distribution dates, or, if any of the preferred securities are not held by DTC, the payments will be made by check mailed to the address of the holder as listed on the register of holders of the preferred securities. The paying agent for the preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the preferred securities may resign as paying agent upon 30 days' written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

Registrar and Transfer Agent

         The property trustee will act as the registrar and the transfer agent for the preferred securities. Registration of transfers of preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

Information Concerning the Property Trustee

         The property trustee undertakes to perform only the duties set forth in the trust agreement. After the occurrence of an event of default that is continuing, the property trustee must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If no event of default under the trust agreement has occurred and is continuing and the property trustee is required to decide between alternative causes of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of preferred securities are entitled to vote upon, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

         The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

         o the trust will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

         o the trust will not be classified as an association taxable as a corporation for federal income tax purposes; and

         o the subordinated debentures will be treated by us as indebtedness for federal income tax purposes.

         In this regard, we and the administrative trustees are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that we and the administrative trustees determine to be necessary or desirable for these purposes. The administrative trustees may assist in including or listing the preferred securities on the New York Stock Exchange or on a national securities exchange.

         Holders of the preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

                   DESCRIPTION OF THE SUBORDINATED DEBENTURES

         Concurrently with the issuance of the preferred securities, the trust will invest the proceeds from the sale of the trust securities in the subordinated debentures issued by us. The subordinated debentures will be issued as unsecured debt under the indenture between us and Fifth Third Bank, as indenture trustee. The indenture will be qualified under the Trust Indenture Act.

         The following discussion is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

General

         The subordinated debentures will be limited in aggregate principal amount to $41,237,125 or $47,422,700 if the Underwriters' over-allotment option is exercised in full. This amount represents the sum of the aggregate stated liquidation amounts of the trust securities. The subordinated debentures will bear interest at the annual rate of % of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning June 30, 2003, to the person in whose name each subordinated debenture is registered at the close of business on the 15th day of the last month of the calendar quarter. It is anticipated that, until the liquidation, if any, of the trust, the subordinated debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

         The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the subordinated debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the annual rate of %, compounded quarterly.

         The subordinated debentures will mature on June 30, 2033, the stated maturity date. We may shorten this date once at any time to any date not earlier than June 30, 2008, subject to the prior approval of the Federal Reserve, if required.

         We will give notice to the indenture trustee and the holders of the subordinated debentures, no more than 180 days and no less than 30 days prior to the effectiveness of any change in the stated maturity date. We will not have the right to redeem the subordinated debentures from the trust until after June 30, 2008, except if (a) a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms are defined on page 89, has occurred, or (b) we repurchase preferred securities in the market, in which case we can elect to redeem subordinated debentures specifically in exchange for a like amount of preferred securities owned by us plus a proportionate amount of common securities.

         The subordinated debentures will be unsecured and will rank junior to all of our senior and subordinated debt, including indebtedness we may incur in the future. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary's liquidation or reorganization or otherwise, and thus the ability of holders of the subordinated debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The subordinated debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of subordinated debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt. See "--Subordination."

         The indenture does not contain provisions that afford holders of the subordinated debentures protection in the event of a highly leveraged transaction or other similar transaction involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the subordinated debentures.

Option to Extend Interest Payment Period

         As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the subordinated debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the subordinated debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then accrued and unpaid, together with interest thereon at the annual rate of %, compounded quarterly. During an extension period, interest will continue to accrue and holders of subordinated debentures, or the holders of preferred securities if they are then outstanding, will be required to accrue and include as taxable income each year amounts approximately equal to the accrued but unpaid interest. See "Material United States Federal Income Tax Consequences."

         During an extension period, neither we nor any of our subsidiaries may:

         o declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, noncash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassifications of any class of our capital stock into another class of capital stock) with respect to their capital stock (other than payment of dividends or distributions to us or to one of our subsidiaries);

         o make any payment of principal, interest or premium on, or repay, repurchase or redeem any debt securities that rank equally with (including the subordinated debentures issued to our three other financing subsidiaries), or junior to the subordinated debentures;

         o make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the subordinated debentures (other than payments under the guarantee); or

         o redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

         Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time. We do not currently intend to exercise our right to defer payments of interest on the subordinated debentures.

         We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the earlier of (a) the next date on which distributions on the trust securities would have been payable except for the election to begin an extension period, or (b) the date we are required to give notice of the record date, or the date the distributions are payable, to the New York Stock Exchange, or other applicable self-regulatory organization, or to holders of the preferred securities, but in any event at least one business day prior to the record date. If the property trustee is not the only registered holder of the debentures, then this notice must also be given to the holders of the debentures.

         Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.

Additional Sums to be Paid as a Result of Additional Taxes

         If the trust or the property trustee is required to pay any additional taxes, duties, assessments or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional interest on the subordinated debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts the trust and the property trustee would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

Redemption

         Subject to prior approval of the Federal Reserve, if required, we may redeem the subordinated debentures prior to maturity:

         o in whole at any time, or in part from time to time, on or after June 30, 2008; or

         o at any time, in whole, within 180 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event.

         In each case we will pay a redemption price equal to the accrued and unpaid interest on the subordinated debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed subordinated debentures.

         We may also redeem the debentures prior to maturity at any time, and from time to time, to the extent of any preferred securities we purchase, plus a proportionate amount of the common securities we hold.

         Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of subordinated debentures to be redeemed at its registered address. Redemption of less than all outstanding subordinated debentures must be effected by lot. Unless we default in payment of the redemption price for the subordinated debentures, on and after the redemption date interest will no longer accrue on the subordinated debentures or the portions of the subordinated debentures called for redemption.

         The subordinated debentures will not be subject to any sinking fund.

Distribution Upon Liquidation

         As described under "Description of the Preferred Securities -- Liquidation Distribution Upon Termination," under certain circumstances and with the Federal Reserve's approval, the subordinated debentures may be distributed to the holders of the preferred securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this occurs, we will use our best efforts to list the subordinated debentures on the New York Stock Exchange or list them on a national securities exchange or national quotation system on which the preferred securities are then listed, if any. There can be no assurance as to the market price of any subordinated debentures that may be distributed to the holders of preferred securities.

Restrictions on Payments

         We are restricted from making certain payments (as described below) if we have chosen to defer payment of interest on the subordinated debentures, if an event of default has occurred and is continuing under the indenture, or if we are in default with respect to our obligations under the guarantee.

         If any of these events occur, neither we nor any of our subsidiaries will:

         o declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, noncash dividends in connection with the implementation of a stockholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock), or allow any of our subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to us or to one of our subsidiaries);

         o make any payment of principal, interest or premium on, or repay or repurchase or redeem any debt securities that rank equally with (including the subordinated debentures issued to our four other financing subsidiaries), or junior to the subordinated debentures;

         o make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the subordinated debentures (other than payments under the guarantee); or

         o redeem, purchase or acquire less than all of the subordinated debentures or any of the preferred securities.

Subordination

         The subordinated debentures are subordinated and junior in right of payment to all of our senior and subordinated debt, as defined below. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up or reorganization of First Banks, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of our senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of subordinated debentures will be entitled to receive or retain any payment in respect of the subordinated debentures.

         If the maturity of any subordinated debentures is accelerated and our senior and subordinated debt is also accelerated, the holders of all of our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, before the holders of the subordinated debentures will be entitled to receive or retain any principal or interest payments on the subordinated debentures.

         No payments of principal or interest on the subordinated debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

         The term "debt" means, with respect to any person, whether recourse is to all or a portion of the assets of the person and whether or not contingent:

         o    every obligation of the person for money borrowed;

         o every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

         o every reimbursement obligation of the person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the person;

         o every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

         o    every capital lease obligation of the person; and

         o every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

         The term "senior debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt, whether incurred on or prior to the date of the indenture or incurred after the date. However, senior debt will not be deemed to include:

         o any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the subordinated debentures or to other debt which is equal with, or subordinated to, the subordinated debentures, including our 9.25% subordinated debentures due 2027 (which will be redeemed in their entirety following consummation of this offering), our 10.24% subordinated debentures due 2030, our 9.0% subordinated debentures due 2031 and our variable rate subordinated debentures due 2032 issued to our other financing subsidiaries;

         o any of our debt that when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;

         o    any debt owed to any of our employees;

         o any debt that by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the subordinated debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject; and

         o    debt which constitutes subordinated debt.

         The term "subordinated debt" means the principal of, and premium and interest, including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us, on, debt. Subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other debt of ours, other than the subordinated debentures. However, subordinated debt will not be deemed to include:

         o any of our debt which when incurred and without regard to any election under the federal bankruptcy laws was without recourse to us;

         o    any debt of ours owed to any of our subsidiaries;

         o    any debt owed to any of our employees;

         o any debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of the debt by the holders of the subordinated debentures as a result of the subordination provisions of the indenture would be greater than they otherwise would have been as a result of any obligation of the holders to pay amounts over to the obligees on the trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which the debt is subject;

         o    debt which constitutes senior debt; and

         o any debt of ours under debt securities (and guarantees in respect of these debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with us that is, directly or indirectly, our financing subsidiary in connection with the issuance by that entity of preferred securities or other securities which are intended to qualify for "Tier I" capital treatment, (such as the approximately $88.9 million of 9.25% subordinated debentures due 2027 that we issued to one of our other financing subsidiaries in 1997, the approximately $59.3 million of 10.24% subordinated debentures due 2030 that we issued to one of our other financing subsidiaries in 2000, the approximately $56.9 million of 9.00% subordinated debentures due 2031 that we issued to one of our other financing subsidiaries in 2001, the approximately $25.8 million of variable rate subordinated debentures due 2032 issued to one of our other financing subsidiaries in 2002 and the approximately $47.4 million of 8.5% subordinated debentures due 2028 that FBA issued to its financing subsidiary in 1998).

         We expect from time to time to incur additional indebtedness, and, except in certain circumstances, there is no limitation under the indenture on the amount we may incur. We did not have any consolidated senior and senior subordinated debt outstanding at March 12, 2002.

Payment and Paying Agents

         Generally, payment of principal of and interest on the subordinated debentures will be made at the office of the indenture trustee in Cincinnati, Ohio. However, we have the option to make payment of any interest by (a) check mailed to the address of the person entitled to payment at the address listed in the register of holders of the subordinated debentures, or (b) wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the subordinated debentures, provided that proper transfer instructions have been received by the applicable record date. Payment of any interest on subordinated debentures will be made to the person in whose name the subordinated debenture is registered at the close of business on the regular record date for the interest payment, except in the case of defaulted interest.

         Any moneys deposited with the indenture trustee or any paying agent for the subordinated debentures, or then held by us in trust, for the payment of the principal of or interest on the subordinated debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on June 30 of each year. If we hold any of this money in trust, then it will be discharged from the trust to us and the holder of the subordinated debenture will thereafter look, as a general unsecured creditor, only to us for payment.

Registrar and Transfer Agent

         The indenture trustee will act as the registrar and the transfer agent for the subordinated debentures. Subordinated debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Wilmington, Delaware, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the subordinated debentures.

         If we redeem any of the subordinated debentures, neither we nor the indenture trustee will be required to (a) issue, register the transfer of or exchange any subordinated debentures during a period beginning at the opening of business 15 days before the day of the mailing of and ending at the close of business on the day of the mailing of the relevant notice of redemption, or (b) transfer or exchange any subordinated debentures so selected for redemption, except, in the case of any subordinated debentures being redeemed in part, any portion not to be redeemed.

Modification of Indenture

         We and the indenture trustee may, from time to time without the consent of the holders of the subordinated debentures, amend, waive our rights under or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the subordinated debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in principal amount of the outstanding subordinated debentures. However, without the consent of the holder of each outstanding subordinated debenture affected by the proposed modification, no modification may:

         o    extend the maturity date of the subordinated debentures; or

         o reduce the principal amount or the rate or extend the time of payment of interest; or

         o reduce the percentage of principal amount of subordinated debentures required to amend the indenture.

         As long as any of the preferred securities remain outstanding, no modification of the indenture may be made that requires the consent of the holders of the subordinated debentures, no termination of the indenture may occur, and no waiver of any event of default under the indenture may be effective, without the prior consent of the holders of a majority of the aggregate liquidation amount of the preferred securities.

Subordinated Debenture Events of Default

         The indenture provides that any one or more of the following events with respect to the subordinated debentures that has occurred and is continuing constitutes an event of default under the indenture:

         o our failure to pay any interest on the subordinated debentures for 30 days after the due date, except where we have properly deferred the interest payment;

         o our failure to pay any principal on the subordinated debentures when due whether at maturity, upon redemption or otherwise;

         o our failure to observe or perform in any material respect any other covenants or agreements contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the subordinated debentures; or

         o our bankruptcy, insolvency or similar reorganizations in bankruptcy or dissolution of the trust.

         The holders of a majority of the aggregate outstanding principal amount of the subordinated debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the subordinated debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the subordinated debentures may rescind and annul the declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration, has been deposited with the indenture trustee as long as the holders of a majority in liquidation amount of the trust securities have consented to the waiver of default. The holders may not annul the declaration and waive a default if the default is the non-payment of the principal of the subordinated debentures which has become due solely by the acceleration.

         So long as the property trustee is the holder of the debentures, if an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the subordinated debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the subordinated debentures.

         We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

Enforcement of Certain Rights by Holders of the Preferred Securities

         If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by us to pay interest on or principal of the subordinated debentures on the date on which the payment is due and payable, then a holder of preferred securities may institute a direct action against us to compel us to make the payment. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the preferred securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

         The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the subordinated debentures unless there has been an event of default under the trust agreement. See "Description of the Preferred Securities -- Events of Default; Notice."

Consolidation, Merger, Sale of Assets and Other Transactions

         We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

         o if we consolidate with or merge into another person or convey or transfer our properties and assets substantially as an entirety to any person, the successor person is organized under the laws of the United States or any state or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the subordinated debentures;

         o immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

         o    other conditions as prescribed in the indenture are met.

         Under certain circumstances, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, such transaction may be considered to involve a replacement of the trust, and the provisions of the trust agreement relating to a replacement of the trust would apply to such transaction. See "Description of the Preferred Securities -- Mergers, Consolidations, Amalgamations or Replacements of the Trust."

Satisfaction and Discharge

         The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all subordinated debentures not previously delivered to the indenture trustee for cancellation:

         o    have become due and payable; or

         o will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the subordinated debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due to the date of the deposit or to the stated maturity or redemption date, as the case may be.

         We may still be required to provide officers' certificates and opinions of counsel and pay fees and expenses due after these events occur.

Governing Law

         The indenture and the subordinated debentures will be governed by and construed in accordance with Missouri law.

Information Concerning the Indenture Trustee

         The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of subordinated debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities which might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

Miscellaneous

         We have agreed, pursuant to the indenture, for so long as preferred securities remain outstanding:

         o to maintain directly or indirectly 100% ownership of the common securities of the trust, except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

         o not to voluntarily terminate, wind up or liquidate the trust without prior approval of the Federal Reserve, if required;

         o to use our reasonable efforts to cause the trust (a) to remain a statutory trust (and to avoid involuntary termination, winding up or liquidation), except in connection with a distribution of subordinated debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations, each as permitted by the trust agreement; and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes;

         o to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the subordinated debentures;

         o to use our best efforts to maintain the eligibility of the preferred securities for inclusion, quotation or listing on the New York Stock Exchange or on any national securities exchange or other organization for as long as the preferred securities are outstanding;

         o not to issue or incur, directly or indirectly, additional trust preferred securities that are senior in right of payment to the preferred securities;

         o not to issue or incur, directly or indirectly, any additional indebtedness in connection with the issuance of additional trust preferred securities or similar securities that are equal in right of payment to the subordinated debentures unless:

              -- the pro forma sum of all outstanding debt issued by us or any of our subsidiaries in connection with any trust preferred securities issued by any of our financing subsidiaries, including the subordinated debentures and the maximum liquidation amount of the additional trust preferred or similar securities that we or our financing subsidiaries are then issuing, plus our total long-term debt, excluding any long term debt which, by its terms, is expressly stated to be junior and subordinate to the subordinated debentures is less than 65% of the sum of our equity excluding any amount of accumulated other comprehensive income or loss plus any long-term debt which, by its terms, is expressly stated to be junior and subordinate to the subordinated debentures, in each case on a consolidated basis at the time of issuance; and

         o not to pay dividends on, purchase, redeem, retire or make any distributions with respect to our common stock if doing so would cause the quotient referred to in the immediately preceding point to exceed 60%.

                               BOOK-ENTRY ISSUANCE

General

         DTC will act as securities depositary for the preferred securities and may act as securities depositary for all of the subordinated debentures in the event of the distribution of the subordinated debentures to the holders of preferred securities. Except as described below, the preferred securities will be issued only as registered securities in the name of DTC's nominee, Cede & Co. One or more global preferred securities will be issued for the preferred securities and will be deposited with DTC.

         DTC is a limited purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

         Purchases of preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the preferred securities on DTC's records. The ownership interest of each actual purchaser of each preferred security is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased preferred securities. Transfers of ownership interests in the preferred securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in preferred securities, except if use of the book-entry-only system for the preferred securities is discontinued.

         DTC will have no knowledge of the actual beneficial owners of the preferred securities; DTC's records reflect only the identity of the direct participants to whose accounts the preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but we and the trust assume no responsibility for the accuracy thereof. Neither we nor the trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

Notices and Voting

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Redemption notices will be sent to Cede & Co. as the registered holder of the preferred securities. If less than all of the preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

         Although voting with respect to the preferred securities is limited to the holders of record of the preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the preferred securities are credited on the record date.

Distribution of Funds

         The property trustee will make distribution payments on the preferred securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

Successor Depositaries and Termination of Book-Entry System

         DTC may discontinue providing its services with respect to any of the preferred securities at any time by giving reasonable notice to the property trustee or us. If no successor securities depositary is obtained, definitive certificates representing the preferred securities are required to be printed and delivered. We also have the option to discontinue use of the system of book-entry transfers through DTC, or a successor depositary. After an event of default under the indenture, the holders of a majority in liquidation amount of preferred securities may determine to discontinue the system of book-entry transfers through DTC. In these events, definitive certificates for the preferred securities will be printed and delivered.

                          DESCRIPTION OF THE GUARANTEE

         The preferred securities guarantee agreement will be executed and delivered by us concurrently with the issuance of the preferred securities for the benefit of the holders of the preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. Fifth Third Bank, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold the guarantee for the benefit of the holders of the preferred securities. Prospective investors are urged to read the form of the guarantee agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

General

         We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments (as defined below) to the holders of the preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment.

         The following payments with respect to the preferred securities are called the "guarantee payments" and, to the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, will be subject to the guarantee:

         o any accumulated and unpaid distributions required to be paid on the preferred securities;

         o with respect to any preferred securities called for redemption, the redemption price; and

         o upon a voluntary or involuntary dissolution, winding up or termination of the trust (other than in connection with the distribution of subordinated debentures to the holders of preferred securities in exchange for preferred securities), the lesser of:

              (a)    the amount of the liquidation distribution; and

              (b) the amount of assets of the trust remaining available for distribution to holders of preferred securities in liquidation of the trust.

         We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the preferred securities or by causing the trust to pay the amounts to the holders.

         The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If we do not make interest payments on the subordinated debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the preferred securities.

Status of the Guarantee

         The guarantee constitutes our unsecured obligation that ranks subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the subordinated debentures and senior to our capital stock. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently, and neither the indenture nor the trust agreement limits the amounts of the obligations that we may incur.

         The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity.

         The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the subordinated debentures to the holders of the preferred securities. Because we are a bank holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

Amendments and Assignment

         Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities, in which case no vote will be required, the guarantee may be amended only with the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding preferred securities. See "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement."

Events of Default; Remedies

         An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. If the guarantee trustee obtains actual knowledge that an event of default has occurred and is continuing, the guarantee trustee must enforce the guarantees for the benefit of the holders of the preferred securities. The holders of a majority in aggregate liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

         Any holder of preferred securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

         We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

Termination of the Guarantee

         The guarantee will terminate and be of no further force and effect upon:

         o    full payment of the redemption price of the preferred securities;

         o full payment of the amounts payable upon liquidation of the trust; or

         o distribution of the subordinated debentures to the holders of the preferred securities.

         If at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

Information Concerning the Guarantee Trustee

         The guarantee trustee, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. When an event of default has occurred and is continuing, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. The guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any preferred securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that might be incurred thereby; but this does not relieve the guarantee trustee of its obligations to exercise the rights and powers under the guarantee in the event of a default.

Expense Agreement

         We will, pursuant to the agreement as to expenses and liabilities entered into by us and the trust under the trust agreement, irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of the preferred securities or other similar interests in the trust of the amounts due to the holders pursuant to the terms of the preferred securities or other similar interests, as the case may be. Third party creditors of the trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

Governing Law

         The guarantee will be governed by Missouri law.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                  THE SUBORDINATED DEBENTURES AND THE GUARANTEE

Full and Unconditional Guarantee

         We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the preferred securities, to the extent the trust has funds available for the payment of these amounts. We and the trust believe that, taken together, our obligations under the subordinated debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the trust under the preferred securities.

         If and to the extent that we do not make payments on the subordinated debentures, the trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinated and junior in right of payment to all of our other indebtedness.

Sufficiency of Payments

         As long as payments of interest and other payments are made when due on the subordinated debentures, these payments will be sufficient to cover distributions and other payments due on the preferred securities, primarily because:

         o the aggregate principal amount of the subordinated debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

         o the interest rate and interest and other payment dates on the subordinated debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

         o we will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities; and

         o the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

Enforcement Rights of Holders of Preferred Securities

         A holder of any preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indenture provide that no payments may be made in respect of the subordinated debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the subordinated debentures would constitute an event of default under the trust agreement.

Limited Purpose of the Trust

         The preferred securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in subordinated debentures and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a preferred security and the rights of a holder of a subordinated debenture is that a holder of a subordinated debenture is entitled to receive from us the principal amount of and interest accrued on subordinated debentures held, while a holder of preferred securities is entitled to receive distributions from the trust (or from us under the guarantee) if and to the extent the trust has funds available for the payment of the distributions.

Rights Upon Termination

         Upon any voluntary or involuntary termination, winding-up or liquidation of the trust involving the liquidation of the subordinated debentures, the holders of the preferred securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash. See "Description of the Preferred Securities -- Liquidation Distribution Upon Termination."

         Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the subordinated debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our stockholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust other than the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities, the positions of a holder of the preferred securities and a holder of the subordinated debentures relative to our other creditors and to our stockholders in the event of liquidation or bankruptcy are expected to be substantially the same.

             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

         This discussion outlines the material United States federal income tax consequences of the purchase, ownership and disposition of the preferred securities. It is only a general discussion and may not apply to your particular circumstances for any of the following, or other, reasons:

         o It is based on authorities in effect as of the date of this prospectus, including the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), applicable Treasury regulations and related administrative and judicial pronouncements. Changes in these authorities after the date of this prospectus could alter the consequences described in this discussion, possibly on a retroactive basis.

         o It addresses only preferred securities acquired upon the closing of this offering at their original issue price and held as capital assets, within the meaning of the Internal Revenue Code.

         o It does not discuss all of the United States federal income tax consequences that may be relevant to a holder of preferred securities. Nor does it discuss United States federal income tax consequences to holders subject to special rules, such as banks, thrift institutions, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, certain securities traders, tax-exempt investors, persons holding a preferred security as a position in a straddle, hedge, conversion or constructive sale transaction, and (except for the discussion under the caption "-Non-United States Persons") persons who are not United States Persons as defined below.

         o It does not discuss the United States federal income tax consequences to stockholders in, or partners or beneficiaries of, a purchaser of preferred securities; the United States alternative minimum tax consequences or other collateral tax consequences of purchasing, owning and disposing of preferred securities; or any state, local or foreign tax consequences of purchasing, owning and disposing of preferred securities.

         The authorities on which this discussion is based are subject to various interpretations, and either the Internal Revenue Service (the "IRS") or the courts could take a contrary position. No rulings have been or will be sought from the IRS with respect to the matters described in this discussion. No assurance can be given that the IRS will not challenge the conclusions expressed herein or that a court would not sustain such a challenge.

         Accordingly, you are urged to consult your own tax advisors regarding the tax consequences of purchasing, owning and disposing of the preferred securities based on your particular circumstances.

         For purposes of this discussion, a United States Person generally means:

         o    a citizen or individual resident of the United States;

         o a corporation or partnership created or organized in or under the laws of the United States or any political subdivision;

         o an estate the income of which is includible in its gross income for United States federal income tax purposes without regard to its source; or

         o a trust if a court within the United States is able to exercise primary supervision over its administration and at least one United States person has the authority to control all substantial decisions of the trust.

Characterization of First Preferred Capital Trust IV

         It is the opinion of Jackson Walker L.L.P., First Banks' counsel, that First Preferred Capital Trust IV will be characterized for United States federal income tax purposes as a grantor trust, based on and subject to the facts and assumptions set forth in its opinion, including the assumption that there will be full compliance with the terms of the trust agreement and other relevant documents. Accordingly, you will be considered the beneficial owner of an undivided interest in the subordinated debentures owned by First Preferred Capital Trust IV, and you will be required to include in your gross income all income or gain recognized for United States federal income tax purposes with respect to your share of the subordinated debentures. We cannot assure you that the IRS will not challenge this position.

Characterization of the Subordinated Debentures

         It is the opinion of Jackson Walker L.L.P., First Banks' counsel, that the subordinated debentures will be classified as debt of First Banks for United States federal income tax purposes, based on and subject to the facts and assumptions set forth in its opinion. By acceptance of a beneficial interest in a preferred security, you agree to treat the subordinated debentures as debt of First Banks and the preferred securities as evidence of a beneficial ownership interest in the subordinated debentures. We cannot assure you that the IRS will not challenge this position. The remainder of this discussion assumes that the subordinated debentures will be classified as debt of First Banks for United States federal income tax purposes.

Interest Income and Original Issue Discount

         We anticipate that the subordinated debentures will not be issued with an issue price that is less than their stated redemption price at maturity. Under certain circumstances, we have the ability to defer payments of interest on the subordinated debentures. Treasury regulations provide that a debt instrument that is subject to a contingency that interest may not be paid will not be considered to have been issued with original issue discount ("OID") if the likelihood of the occurrence of the contingency is remote. It is the opinion of Jackson Walker L.L.P., First Banks' counsel, that because exercise of our deferral option would, among other matters, prevent us from declaring dividends on our common stock and from making any payments with respect to our debt securities that rank equally with or junior to the subordinated debentures, the likelihood of our exercise of the deferral option is remote. Accordingly, although the IRS could challenge our position, we will take the position that the deferral option does not cause the subordinated debentures to be issued with OID and, therefore, you will be taxed on stated interest on the subordinated debentures when it is paid or accrued in accordance with your regular method of accounting.

         If we do exercise our right to defer payments of interest on the subordinated debentures, the subordinated debentures would be treated as issued with OID at the time of such exercise. If our deferral option was determined not to be remote, the subordinated debentures would be treated as having been originally issued with OID. In either case, you would be subject to the special OID accrual rules. Under those rules, regardless of your method of accounting, you would accrue an amount of interest income each year that approximates the stated interest payments called for under the terms of your preferred securities using the constant-yield-to-maturity method of accrual. Cash payments to you in respect of the accrued OID would not be reported separately as taxable income. OID included in your gross income would increase your adjusted tax basis in the preferred securities and payments to you in respect of the accrued OID would reduce your adjusted tax basis in the preferred securities. Under the OID rules, you may be required to include OID in income before receipt of cash interest payments. Also, if you sell or otherwise dispose of a preferred security you will be subject to income tax on OID accrued through the date of the sale.

Dividends-Received Deduction

         Assuming that the subordinated debentures are properly classified as debt of First Banks for United States federal income tax purposes, a corporate holder of preferred securities will not be entitled to a dividends-received deduction for any income it recognizes with respect to the preferred securities.

Liquidating Distributions and Redemptions

          Under certain circumstances, First Preferred Capital Trust IV may distribute a pro-rata share of the subordinated debentures to you in liquidation of the trust. Because the trust is to be classified as a grantor trust, such a distribution would not be a taxable event and, consequently, your holding period and adjusted tax basis for the preferred securities would become your holding period and adjusted tax basis for the subordinated debentures received. After a distribution of subordinated debentures, a holder of subordinated debentures would recognize interest income or OID in respect of the subordinated debentures received in the manner described above under "Interest Income and Original Issue Discount."

         Under certain circumstances, we may redeem subordinated debentures for cash, the proceeds of which would be distributed to you in redemption of your preferred securities. In such case, you would recognize gain or loss for United States federal income tax purposes as if you had sold the preferred securities for cash. See "Sales of Preferred Securities" below.

Sales of Preferred Securities

         Upon a sale or other taxable disposition (including a redemption for cash) of preferred securities, you will recognize gain or loss equal to the difference between your adjusted tax basis in the preferred securities and the amount realized on the sale or other disposition. Unless a subordinated debenture is treated as having OID, any portion of the amount you receive that is attributable to accrued interest will be treated as interest income and will not be treated as part of the amount realized for purposes of determining your gain or loss on the disposition. If, however, the subordinated debentures are treated as having OID, the adjusted tax basis of the preferred securities would be increased by OID included in your gross income to the date of disposition, and decreased by payments received on the preferred securities in respect of the OID. Any gain or loss generally will be capital gain or loss, and generally will be a long-term capital gain or loss if you have held the preferred securities as a capital asset for more than one year. In the case of individuals, trusts and estates, long-term capital gains generally are taxed at a lower rate than short-term capital gains. Subject to certain limited exceptions, capital losses generally cannot be applied to offset ordinary income.

Non-United States Persons

         The following discussion applies only to beneficial owners of preferred securities who are not United States Persons as defined above under "General." Under present United States federal income tax law, if you are not engaged in a trade or business in the United States, no withholding of United States federal income tax will be required with respect to payments of principal or interest, including any OID, on the preferred securities or the subordinated debentures, provided that:

         o you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

         o you are not a controlled foreign corporation as defined in the Internal Revenue Code that is related to us through stock ownership;

         o    you are not a foreign private foundation;

         o    you are not a bank whose receipt of interest is described in
              Section 881(c)(3)(A) of the Internal Revenue Code; and

         o either (a) you provide your name and address on IRS Form W-8BEN or other appropriate form and certify, under penalties of perjury, that you are not a United States Person, or (b) generally, a financial institution holding the preferred securities (or subordinated debentures) on your behalf certifies, under penalties of perjury, that it has received an IRS Form W-8BEN or other appropriate form from you and provides us a copy.

         If you do not satisfy the requirements described above, or if it were determined that the subordinated debentures should be classified as equity and not debt, payments made to you will be subject to a 30% United States federal withholding tax, unless you provide us or our paying agent with a properly executed (a) IRS Form W-8BEN or other appropriate form claiming an exemption from, or a reduction of, withholding tax under the benefit of an applicable tax treaty; or (b) IRS Form W-8ECI or other appropriate form stating that interest received on the preferred securities or subordinated debentures is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

         No withholding of United States federal income tax will be required with respect to any gain realized by you upon the sale or other disposition of preferred securities or subordinated debentures if you provide appropriate documentation that you are not a United States Person.

         If you are engaged in a trade or business in the United States and income on the preferred securities or the subordinated debentures is effectively connected with the conduct of that trade or business, you will be subject to United States federal income tax on that income on a net income basis in the same manner as if you were a United States Person. In addition, if you are a foreign corporation, you may be subject to a 30% branch profits tax. Any gain realized upon the sale or disposition of preferred securities or subordinated debentures generally will not be subject to United States federal income tax unless (a) the gain is effectively connected with a United States trade or business conducted by you; or (b) if you are a non-United States Person who is an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other disposition.

         The consequences of acquiring, owning and disposing of the preferred securities or subordinated debentures by non-United States Persons may be modified by an applicable tax treaty. Non-United States Persons should consult their tax advisors about the rules concerning the tax consequences to them of acquiring, owning and disposing of the preferred securities or debentures, including withholding on payments to non-United States Persons and the potential application of tax treaties.

Information Reporting and Backup Withholding

         The amount of interest paid and any OID accrued on the subordinated debentures held directly or through the preferred securities by United States Persons, other than corporations and other exempt recipients, will be reported annually to the IRS. The amount of such income will be reported to holders by January 31st following each calendar year.

         Backup withholding will apply to payments of interest, dividends and payments of redemption or other disposition proceeds to you if you are a non-exempt United States Person unless you furnish your taxpayer identification number in the manner prescribed in applicable Treasury regulations (generally, on an IRS Form W-9), certify, under penalties of perjury, that this number is correct and meet certain other conditions. The backup withholding rate is 30% in 2003, 29% in 2004 and 2005, and 28% in 2006. Any amounts withheld under the backup withholding rules will be allowable as a refund or a credit against your United States federal income tax liability, provided that the required information is furnished to the IRS.

Proposed Legislation and Other Possible Changes in Tax Laws

         On January 24, 2002, Representative Charles B. Rangel introduced in the United States House of Representatives proposed legislation known as the Emergency Worker and Investor Protection Act of 2002. The proposed legislation would, among other things, disallow an interest deduction for United States federal income tax purposes for certain indebtedness, including in the case of a United States Securities and Exchange Commission registrant: (a) any indebtedness of such registrant if such indebtedness is not shown in the certified annual report as part of the total liabilities of such registrant, and
(b) any indebtedness of an off-balance-sheet entity if the proceeds from the issuance of such indebtedness are used directly or indirectly to acquire stock (or other ownership interests) in such registrant. This legislation is proposed to be effective for instruments issued on or after the date of enactment. As drafted, this legislation would not affect the subordinated debentures or preferred securities or otherwise result in a Tax Event. However, there can be no assurance that the proposed legislation, final legislation or any other future legislative proposals, or future administrative or judicial pronouncements, will not adversely affect our ability to deduct interest on the subordinated debentures or otherwise affect the tax treatment of the transactions described in this Prospectus. Such a change could, if applicable to the preferred securities or subordinated debentures, give rise to a Tax Event, which would permit us to cause a redemption of the debentures as described above.

This discussion is included for general information only and may not be applicable depending upon your particular situation. You should consult your own tax advisors with respect to the tax consequences of the purchase, ownership and disposition of preferred securities, including the tax consequences under state, local foreign and other tax laws, and the possible effects of changes in federal or other tax laws.

Opinion of Counsel

         The opinion of Jackson Walker L.L.P. referred to in the foregoing discussion of material federal income tax considerations (the "Tax Opinion") is filed as an exhibit to the Registration Statement on Form S-2 of which this prospectus forms a part. The foregoing discussion of material federal income tax considerations includes a complete summary of the Tax Opinion.

                              ERISA CONSIDERATIONS

         Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, or Section 4975 of the Internal Revenue Code, generally may purchase preferred securities, subject to the investing fiduciary's determination that the investment in preferred securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the plan.

         In any case, we or any of our affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code) with respect to certain plans. These plans generally include plans maintained or sponsored by, or contributed to by, any such persons with respect to which we or any of our affiliates are a fiduciary or plans for which we or any of our affiliates provide services. The acquisition and ownership of preferred securities by a plan (or by an individual retirement arrangement or other plans described in Section 4975(e)(1) of the Internal Revenue Code) with respect to which we or any of our affiliates are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption.

         As a result, plans with respect to which we or any of our affiliates or any affiliate of the plan are a party in interest or a disqualified person should not acquire preferred securities unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or
Section 4975 of the Internal Revenue Code proposing to acquire preferred securities should consult with their own counsel.

                                  UNDERWRITING

         Subject to the terms and conditions of the underwriting agreement among First Banks, the trust and the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated and Fahnestock & Co. Inc. are acting as representatives (the "Representatives"), the underwriters have severally agreed to purchase from the trust, and the trust has agreed to sell to them, an aggregate of 1,600,000 preferred securities in the amounts set forth below opposite their respective names.


                                                                                            Number of
                                                                                            Preferred
                                         Underwriters                                      Securities
                                                                                           ----------
        Stifel, Nicolaus & Company, Incorporated.....................................
        Fahnestock & Co. Inc.........................................................
                                                                                         ----------------
             Total...................................................................       1,600,000
                                                                                         ================



         Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the preferred securities, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the preferred securities, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

         The underwriters propose to offer the preferred securities directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriters) at this price, less a concession not in excess of $ per preferred security. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $ per preferred security to certain brokers and dealers. After the preferred securities are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.

         The trust has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 240,000 additional preferred securities at the same price per preferred security to be paid by the underwriters for the other preferred securities being offered. If the underwriters purchase any of the additional preferred securities under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the preferred securities being offered.

         If the underwriters exercise their option to purchase additional preferred securities, the trust will issue and sell to us additional common securities and we will issue and sell subordinated debentures to the trust in an aggregate principal amount equal to the total aggregate liquidation amount of the additional preferred securities being purchased under the option and the additional common securities sold to First Banks.

         The table below shows the price and proceeds on a per preferred security and aggregate basis. The proceeds to be received by the trust as shown in the table below do not reflect estimated expenses of $325,000 payable by First Banks.

                                                                          Per Preferred
                                                                             Security                Total
                                                                          -------------           ------------
        Public Offering Price......................................           $25.00               $40,000,000
        Proceeds to First Preferred Capital Trust IV...............           $25.00               $40,000,000


         First Banks has agreed to pay the underwriters $    per preferred
security, or a total of $    as compensation for arranging the investment in the
subordinated debentures. Should the underwriters exercise the over-allotment
option, an aggregate of $    will be paid to the underwriters for arranging the
investment in the subordinated debentures.

         The offering of the preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the preferred securities.

         First Banks and the trust have agreed to indemnify the several underwriters against several liabilities, including liabilities under the Securities Act of 1933.

         The preferred securities have been approved for listing on the New York Stock Exchange subject to notice of issuance. The Representatives have advised the trust that they presently intend to make a market in the preferred securities after the commencement of trading on the New York Stock Exchange, but no assurances can be made as to the liquidity of the preferred securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations among representatives of First Banks and the underwriters, and the offering price of the preferred securities may not be indicative of the market price following the offering. The Representatives will have no obligation to make a market in the preferred securities, however, and may cease market-making activities, if commenced, at any time.

         In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the preferred securities during and after the offering, such as the following:

         o the underwriters may over-allot or otherwise create a short position in the preferred securities for their own account by selling more preferred securities than have been sold to them;

         o the underwriters may elect to cover any short position by purchasing preferred securities in the open market or by exercising the over-allotment option;

         o the underwriters may stabilize or maintain the price of the preferred securities by bidding;

         o the underwriters may engage in passive market making transactions; and

         o the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if preferred securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

         The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the preferred securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. Because they may view the preferred securities as interests in a direct participation program, the offer and sale of the preferred securities is being made in compliance with the provisions of Rule 2810 under the NASD Conduct Rules.

         Some of the underwriters have previously performed other investment banking services for First Banks and its subsidiaries. An affiliate of James F. Dierberg, our Chairman and Chief Executive Officer, is the owner of 300,000 shares of common stock (or approximately 4.23% of the outstanding common stock) of Stifel Financial Corp., the parent company of Stifel, Nicolaus & Company, Incorporated.

                                  LEGAL MATTERS

         Legal matters, including matters relating to federal income tax considerations, for First Banks and the trust will be passed upon by Jackson Walker L.L.P., Dallas, Texas, counsel to First Banks and the trust. Certain legal matters will be passed upon for the underwriters by Bryan Cave LLP, St. Louis, Missouri. Jackson Walker L.L.P. and Bryan Cave LLP will rely on the opinion of Richards, Layton & Finger, Wilmington, Delaware, as to matters of Delaware law.

                         WHERE YOU CAN FIND INFORMATION

         This prospectus is a part of a Registration Statement on Form S-2 filed by us and the trust with the SEC under the Securities Act, with respect to the preferred securities, the subordinated debentures and the guarantee. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and documents incorporated by reference. Statements contained in this prospectus concerning the provisions of such documents are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

         We file periodic reports and other information with the SEC. Our filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also inspect and copy these materials at the public reference facilities of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

         The trust is not currently subject to the information reporting requirements of the Securities Exchange Act of 1934 and although the trust will become subject to such requirements upon the effectiveness of the registration statement, it is not expected that the trust will be required to file separate reports under the Securities Exchange Act.

         Each holder of the trust securities will receive a copy of our annual report at the same time as we furnish the annual report to the holders of our common stock.

                                     EXPERTS

         The consolidated financial statements of First Banks, Inc. as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                       DOCUMENTS INCORPORATED BY REFERENCE

         We "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

         (a) our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 25, 2002;

         (b) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 13, 2002;

         (c) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on August 12, 2002;

         (d) our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the SEC on November 12, 2002; and

         (e) our Current Reports on Form 8-K, filed with the SEC on January 29, 2002 and January 3, 2003.

         We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

         You may request, and we will provide, a copy of these filings at no cost by contacting Lisa K. Vansickle, our Senior Vice President and Controller, at the following address and phone number:

                          First Banks, Inc.
                          600 James S. McDonnell Blvd.
                          Mail Stop M1-199-014
                          Hazelwood, Missouri 63042
                          (314) 592-5000

                                First Banks, Inc.

                   Index to Consolidated Financial Statements

       First Banks, Inc. and Subsidiaries Consolidated Financial Statements

       Independent Auditors' Report................................................................    F-1

       Consolidated Balance Sheets as of September 30, 2002 (unaudited)
          and December 31, 2001 and 2000...........................................................    F-2

       Consolidated Statements of Income for the nine months ended September 30,
          2002 and 2001 (unaudited) and for the years
          ended December 31, 2001, 2000 and 1999...................................................    F-4

       Consolidated Statements of Changes in Stockholders' Equity and
          Comprehensive Income for the nine months ended September 30, 2002
          (unaudited) and for the years ended
          December 31, 2001, 2000 and 1999.........................................................    F-5

       Consolidated Statements of Cash Flows for the nine months ended September
          30, 2002 and 2001 (unaudited) and for
          the years ended December 31, 2001, 2000 and 1999.........................................    F-6



                          INDEPENDENT AUDITORS' REPORT




[KPMG LOGO]



The Board of Directors and Stockholders
First Banks, Inc.:

We have audited the accompanying consolidated balance sheets of First Banks, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of First Banks, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

                                       /s/ KPMG LLP
                                       ------------


St. Louis, Missouri
March 15, 2002

                               FIRST BANKS, INC.

                           CONSOLIDATED BALANCE SHEETS
        (dollars expressed in thousands, except share and per share data)



                                                                                                December 31,
                                                                            September 30,    -----------------
                                                                                2002         2001         2000
                                                                                ----         ----         ----
                                                                             (unaudited)
                                     ASSETS
                                     ------

Cash and cash equivalents:
     Cash and due from banks..............................................  $  165,251      181,522      167,474
     Interest-bearing deposits with other financial institutions
       with maturities of three months or less............................       2,093        4,664        4,005
     Federal funds sold...................................................      79,300       55,688       26,800
                                                                            ----------    ---------    ---------
          Total cash and cash equivalents.................................     246,644      241,874      198,279
                                                                            ----------    ---------    ---------

Investment securities:
     Available for sale, at fair value....................................     895,491      610,466      539,386
     Held to maturity, at amortized cost (fair value of $20,037 at September 30, 2002, $20,812 and $24,507 at
       December 31, and 2000, respectively)...............................      19,384       20,602       24,148
                                                                            ----------    ---------    ---------
          Total investment securities.....................................     914,875      631,068      563,534
                                                                            ----------    ---------     --------

Loans:
     Commercial, financial and agricultural...............................   1,468,228    1,532,875    1,372,196
     Real estate construction and development.............................     983,346      954,913      809,682
     Real estate mortgage.................................................   2,518,374    2,445,847    2,202,857
     Lease financing......................................................     141,834      148,971      124,088
     Consumer and installment.............................................      98,376      124,542      181,602
     Loans held for sale..................................................     261,258      204,206       69,105
                                                                            ----------    ---------    ---------
          Total loans.....................................................   5,471,416    5,411,354    4,759,530
     Unearned discount....................................................      (7,396)      (2,485)      (7,265)
     Allowance for loan losses............................................    (109,875)     (97,164)     (81,592)
                                                                            ----------    ---------    ---------
          Net loans.......................................................   5,354,145    5,311,705    4,670,673
                                                                            ----------    ---------    ---------

Derivative instruments....................................................     101,872       54,889        3,759
Bank premises and equipment, net of accumulated
     depreciation and amortization........................................     155,419      149,604      114,771
Goodwill .................................................................     127,760      115,860       85,021
Bank owned life insurance.................................................      91,216       87,200       83,292
Accrued interest receivable...............................................      33,953       37,349       45,226
Deferred income taxes.....................................................      97,182       94,546       77,956
Other assets..............................................................      48,468       54,356       34,180
                                                                            ----------    ---------     --------
          Total assets....................................................  $7,171,534    6,778,451     5,876,691
                                                                            ==========    =========     =========
The accompanying notes are an integral part of the consolidated financial statements.

                               FIRST BANKS, INC.

                     CONSOLIDATED BALANCE SHEETS (CONTINUED)
        (dollars expressed in thousands, except share and per share data)


                                                                                                 December 31,
                                                                             September 30, -----------------------
                                                                                2002         2001          2000
                                                                                ----         ----          ----
                                                                             (unaudited)
                                   LIABILITIES
                                   -----------
Deposits:
     Demand:
       Non-interest-bearing...............................................  $  954,017      921,455      808,251
       Interest-bearing...................................................     765,390      629,015      448,146
     Savings..............................................................   2,026,734    1,832,939    1,447,898
     Time:
       Time deposits of $100 or more......................................     496,118      484,201      499,956
       Other time deposits................................................   1,783,444    1,816,294    1,808,164
                                                                            ----------   ----------    ---------
          Total deposits..................................................   6,025,703    5,683,904    5,012,415
Short-term borrowings.....................................................     214,054      243,134      140,569
Note payable..............................................................          --       27,500       83,000
Guaranteed preferred beneficial interests in:
     First Banks, Inc. subordinated debentures............................     222,259      191,539      138,569
     First Banks America, Inc. subordinated debentures....................      45,373       44,342       44,280
Accrued interest payable..................................................      13,466       16,006       23,227
Deferred income taxes.....................................................      63,016       43,856       15,031
Accrued expenses and other liabilities....................................      61,685       61,515       52,687
Minority interest in subsidiary...........................................      19,784       17,998       14,067
                                                                            ----------   ----------    ---------
          Total liabilities...............................................   6,665,340    6,329,794    5,523,845
                                                                            ----------   ----------    ---------

                              STOCKHOLDERS' EQUITY
                              --------------------
Preferred stock:
     $1.00 par value, 5,000,000 shares authorized, no shares
       issued and outstanding at September 30, 2002, December 31, 2001
       and 2000...........................................................          --           --           --
     Class A convertible, adjustable rate, $20.00 par value, 750,000
       shares authorized, 641,082 shares issued and outstanding...........      12,822       12,822       12,822
     Class B adjustable rate, $1.50 par value, 200,000 shares
       authorized, 160,505 shares issued and outstanding..................         241          241          241
Common stock, $250.00 par value, 25,000 shares authorized,
     23,661 shares issued and outstanding.................................       5,915        5,915        5,915
Additional paid-in capital................................................       5,950        6,074        2,267
Retained earnings.........................................................     419,146      389,308      325,580
Accumulated other comprehensive income....................................      62,120       34,297        6,021
                                                                            ----------   ----------     --------
          Total stockholders' equity......................................     506,194      448,657      352,846
                                                                            ----------   ----------     --------
          Total liabilities and stockholders' equity......................  $7,171,534    6,778,451    5,876,691
                                                                            ==========   ==========    =========




                               FIRST BANKS, INC.

                        CONSOLIDATED STATEMENTS OF INCOME
             (dollars expressed in thousands, except per share data)

                                                                Nine Months Ended
                                                                  September 30,         Years Ended December 31,
                                                            ------------------------  ----------------------------
                                                              2002          2001       2001       2000      1999
                                                              ----          ----       ----       ----      ----
                                                           (unaudited)   (unaudited)

Interest income:
     Interest and fees on loans...........................    $ 293,904    315,098    412,153    390,332   323,207
     Investment securities:
       Taxable............................................       22,965     20,233     26,244     27,331    26,206
       Nontaxable.........................................        1,403        686        888        961       937
     Federal funds sold and other.........................        1,454      4,100      5,458      4,202     2,732
                                                              ---------   --------    -------    -------   -------
          Total interest income...........................      319,726    340,117    444,743    422,826   353,082
                                                              ---------   --------    -------    -------   -------
Interest expense:
     Deposits:
       Interest-bearing demand............................        5,739      5,372      7,019      5,909     5,098
       Savings............................................       27,253     39,927     50,388     51,656    44,101
       Time deposits of $100 or more......................       14,803     22,117     28,026     20,654    11,854
       Other time deposits................................       51,837     76,629     97,105     99,603    84,639
     Interest rate exchange agreements, net...............           --         --         --         --     5,397
     Short-term borrowings................................        2,635      5,000      5,847      5,881     3,983
     Note payable.........................................          839      2,328      2,629      3,976     3,629
     Guaranteed preferred debentures......................       18,629     13,467     18,590     13,173    12,050
                                                              ---------   --------    -------    -------   -------
          Total interest expense..........................      121,735    164,840    209,604    200,852   170,751
                                                              ---------   --------    -------    -------   -------
          Net interest income.............................      197,991    175,277    235,139    221,974   182,331
Provision for loan losses.................................       38,700     13,910     23,510     14,127    13,073
                                                              ---------   --------    -------    -------   -------
          Net interest income after provision
              for loan losses.............................      159,291    161,367    211,629    207,847   169,258
                                                              ---------   --------    -------    -------   -------
Noninterest income:
     Service charges on deposit accounts and
       customer service fees..............................       21,985     16,268     22,865     19,794    17,676
     Gain on mortgage loans sold and held for sale........       20,316      9,718     14,983      7,806     6,909
     Gain on sale of credit card portfolio,
       net of expenses....................................           --      1,853      1,853         --        --
     Net gain (loss) on sales of
       available-for-sale securities......................           90       (145)    18,722        168       791
     Gain on sales of branches, net of expenses...........           --         --         --      1,355     4,406
     Bank-owned life insurance investment income..........        4,318      3,069      4,415      4,314     3,919
     Net gain on derivative instruments...................        1,714     14,401     18,583         --        --
     Other................................................       16,417     12,580     17,188      9,341     7,949
                                                              ---------   --------    -------    -------   -------
          Total noninterest income........................       64,840     57,744     98,609     42,778    41,650
                                                              ---------   --------    -------    -------   -------
Noninterest expense:
     Salaries and employee benefits.......................       84,506     68,889     93,452     73,391    61,524
     Occupancy, net of rental income......................       15,938     12,379     17,432     14,675    12,518
     Furniture and equipment..............................       12,730      8,845     12,612     11,702     8,520
     Postage, printing and supplies.......................        4,205      3,528      4,869      4,431     4,244
     Information technology fees..........................       24,411     19,891     26,981     22,359    18,567
     Legal, examination and professional fees.............        6,463      5,415      6,988      4,523     9,109
     Amortization of intangibles associated with the
       purchase of subsidiaries...........................        1,480      5,573      8,248      5,297     4,401
     Communications.......................................        2,375      2,223      3,247      2,625     2,488
     Advertising and business development.................        4,132      4,405      5,237      4,331     3,734
     Other................................................       18,992     26,213     32,605     14,656    13,652
                                                              ---------   --------    -------    -------   -------
          Total noninterest expense.......................      175,232    157,361    211,671    157,990   138,757
                                                                   ---------   --------    -------    -------   -------
          Income before provision for income
             taxes, minority interest in income
             of subsidiary and cumulative effect
             of change in accounting principle............       48,899     61,750     98,567     92,635    72,151
Provision for income taxes................................       17,471     24,120     30,048     34,482    26,313
                                                              ---------   --------    -------    -------   -------
          Income before minority interest in income
             of subsidiary and cumulative effect of
             change in accounting principle...............       31,428     37,630     68,519     58,153    45,838
Minority interest in income of subsidiary.................        1,066      1,622      2,629      2,046     1,660
                                                              ---------   --------    -------    -------   -------
          Income before cumulative effect of change in
             accounting principle.........................       30,362     36,008     65,890     56,107    44,178

Cumulative effect of change in accounting principle,
     net of tax...........................................           --     (1,376)    (1,376)        --        --
                                                              ---------   --------    -------    -------   -------
          Net income......................................       30,362     34,632     64,514     56,107    44,178
Preferred stock dividends.................................          524        524        786        786       786
                                                              ---------   --------    -------    -------   -------
          Net income available to common stockholders.....    $  29,838     34,108     63,728     55,321    43,392
                                                              =========   ========    =======    =======   =======

                               FIRST BANKS, INC.

                  CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
             (dollars expressed in thousands, except per share data)

                                                               Nine Months Ended
                                                                  September 30,        Years Ended December 31,
                                                            ------------------------  ----------------------------
                                                              2002          2001       2001       2000      1999
                                                              ----          ----       ----       ----      ----
                                                           (unaudited)   (unaudited)

Earnings per common share:
     Basic:
       Income before cumulative effect of change in
          accounting principle............................    $1,261.05    1,499.67  2,751.54   2,338.04  1,833.91
       Cumulative effect of change in accounting
           principle, net of tax..........................           --      (58.16)   (58.16)        --        --
                                                              ---------   ---------  --------   --------  --------
       Basic..............................................    $1,261.05    1,441.51  2,693.38   2,338.04  1,833.91
                                                              =========   =========  ========   ========  ========
     Diluted:
       Income before cumulative effect of change in
          accounting principle............................    $1,246.05    1,468.14  2,684.93   2,267.41  1,775.47
       Cumulative effect of change in accounting
          principle, net of tax...........................           --      (58.16)   (58.16)        --        --
                                                              ---------   ---------  --------   --------  --------
       Diluted............................................    $1,246.05    1,409.98  2,626.77   2,267.41  1,775.47
                                                              =========   =========  ========   ========  ========

Weighted average shares of common stock outstanding.......       23,661      23,661    23,661     23,661    23,661
                                                              =========   =========  ========   ========  ========

The accompanying notes are an integral part of the consolidated financial statements.


                                                              FIRST BANKS, INC.

                            CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                             Nine Months Ended September 30, 2002 and Three Years Ended December 31, 2001
                                         (dollars expressed in thousands, except per share data)
                                                     Adjustable Rate                                       Accu-
                                                     Preferred Stock                                      mulated
                                                     ---------------                                       Other   Total
                                                   Class A                   Additional Compre-           Compre-  Stock-
                                                   Conver-            Common  Paid-in   hensive Retained hensive  holders'
                                                    tible    Class B   Stock  Capital   Income  Earnings  Income   Equity
                                                    -----    -------   -----  -------   ------  --------  ------  --------
Consolidated balances, January 1, 1999...........  $12,822     241     5,915     780             231,867 11,738   263,363
Year ended December 31, 1999:
    Comprehensive income:
      Net income.................................       --      --       --       --    44,178    44,178     --    44,178
      Other comprehensive income, net of tax:
        Unrealized losses on securities, net of
        reclassification adjustment (1)..........       --      --       --       --    (9,388)       -- (9,388)   (9,388)
                                                                                       -------
      Comprehensive income.......................                                       34,790
                                                                                       =======
    Class A preferred stock dividends,
       $1.20 per share...........................       --      --        --      --                (769)    --      (769)
    Class B preferred stock dividends,
       $0.11 per share...........................       --      --        --      --                 (17)    --       (17)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --  (3,273)                 --     --    (3,273)
    Reclassification of retained earnings........       --      --        --   5,000              (5,000)    --        --
    Reduction of deferred tax asset
       valuation allowance.......................       --      --        --     811                  --     --       811
                                                   -------    ----    ------  ------            -------- ------   -------
Consolidated balances, December 31, 1999.........   12,822     241     5,915   3,318             270,259  2,350   294,905
Year ended December 31, 2000:
    Comprehensive income:
      Net income.................................       --      --       --       --    56,107    56,107     --    56,107
      Other comprehensive income, net of tax:
        Unrealized gains on securities, net of
        reclassification adjustment (1)..........       --      --       --       --     3,671        --  3,671     3,671
                                                                                       -------
      Comprehensive income.......................                                       59,778
                                                                                       =======
    Class A preferred stock dividends,
       $1.20 per share...........................       --      --        --      --                (769)    --      (769)
    Class B preferred stock dividends,
       $0.11 per share...........................       --      --        --      --                 (17)    --       (17)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --   (1,051)                 --     --    (1,051)
                                                   -------    ----     -----   ------            ------- ------   -------
Consolidated balances, December 31, 2000.........   12,822     241     5,915   2,267             325,580  6,021   352,846
Year ended December 31, 2001:
    Comprehensive income:
      Net income.................................       --      --        --      --    64,514    64,514     --    64,514
      Other comprehensive income, net of tax:
        Unrealized gains on securities, net of
          reclassification adjustment (1)........       --      --        --      --    (1,871)       -- (1,871)   (1,871)
        Derivative instruments:
          Cumulative effect of change in
           accounting principle, net.............       --      --        --      --     9,069            9,069     9,069
          Current period transactions............       --      --        --      --    27,021           27,021    27,021
          Reclassification to earnings...........       --      --        --      --    (5,943)          (5,943)   (5,943)
                                                                                       -------
      Comprehensive income.......................                                       92,790
                                                                                       =======
    Class A preferred stock dividends,
       $1.20 per share...........................       --      --        --      --                (769)    --      (769)
    Class B preferred stock dividends,
       $0.11 per share...........................       --      --        --      --                 (17)    --       (17)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --   3,807                  --     --     3,807
                                                   -------    ----     -----  ------             ------- ------   -------
Consolidated balances, December 31, 2001.........   12,822     241     5,915   6,074             389,308 34,297   448,657
Nine months ended September 30, 2002 (unaudited):
    Comprehensive income:
      Net income.................................       --      --        --      --    30,362    30,362     --    30,362
      Other comprehensive income, net of tax:
        Unrealized gains on securities, net of
          reclassification adjustment (1)........       --      --        --      --     7,121        --  7,121     7,121
        Derivative instruments:
          Current period transactions............       --      --        --      --    20,702        -- 20,702    20,702
                                                                                       -------
      Comprehensive income.......................                                       58,185
                                                                                       =======


    Class A preferred stock dividends,
       $0.80 per share...........................       --      --        --      --                (513)    --      (513)
    Class B preferred stock dividends,
       $0.07 per share...........................       --      --        --      --                 (11)    --       (11)
    Effect of capital stock transactions of
       majority-owned subsidiary.................       --      --        --    (124)                 --     --      (124)
                                                   -------    ----     -----  ------             ------- ------   -------
Consolidated balances, September 30, 2002
    (unaudited)..................................  $12,822     241     5,915   5,950             419,146 62,120   506,194
                                                   =======    ====     =====  ======             ======= ======   =======



-------------------------
(1) Disclosure of reclassification adjustment:

                                                                         Nine Months Ended
                                                                            September 30,                Years Ended December 31,
                                                                         -------------------          ----------------------------
                                                                          2002         2001            2001        2000      1999
                                                                          ----         ----            ----        ----      ----

     Unrealized gains (losses) on investment
        securities arising during the period......................      $ 7,180      10,461            10,298      3,780   (8,874)
     Less reclassification adjustment for
        gains (losses) included in net income.....................           59         (94)           12,169        109      514
                                                                        -------      ------            ------      -----   ------
     Unrealized gains (losses) on
        investment securities.....................................      $ 7,121      10,555            (1,871)     3,671   (9,388)
                                                                        =======      ======            ======      =====   ======

The accompanying notes are an integral part of the consolidated financial statements.

                               FIRST BANKS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (dollars expressed in thousands)

                                                                     Nine Months Ended
                                                                       September 30,           Years Ended December 31,
                                                                  ----------------------     ---------------------------
                                                                     2002          2001      2001        2000       1999
                                                                     ----          ----      ----        ----       ----
                                                                  (unaudited)   (unaudited)

Cash flows from operating activities:
     Net income................................................. $  30,362      34,632      64,514      56,107     44,178
     Adjustments to reconcile net income to net cash
       (used in) provided by operating activities:
          Cumulative effect of change in
              accounting principle, net of tax..................        --       1,376       1,376          --         --
          Depreciation and amortization of
              bank premises and equipment.......................    13,857       8,954      12,713       9,536      7,609
          Amortization, net of accretion........................    11,869       6,641      11,203       8,370     12,632
          Originations and purchases of loans held for sale.....(1,299,522) (1,088,069) (1,524,156)   (532,178)  (452,941)
          Proceeds from sales of loans held for sale............ 1,092,359     982,205   1,348,772     413,247    507,077
          Provision for loan losses.............................    38,700      13,910      23,510      14,127     13,073
          Provision for income taxes............................    17,471      24,120      30,048      34,482     26,313
          Payments of income taxes..............................   (18,096)    (21,290)    (19,297)    (10,525)   (23,904)
          Decrease (increase) in accrued interest receivable....     3,891       5,488      11,513      (7,338)    (3,164)
          Interest accrued on liabilities.......................   121,735     164,840     209,604     200,852    170,751
          Payments of interest on liabilities...................  (125,303)   (165,105)   (218,329)   (190,937)  (166,106)
          Gain on mortgage loans sold and held for sale.........   (20,316)     (9,718)    (14,983)     (7,806)    (6,909)
          Gain on sale of credit card portfolio,
              net of expenses...................................        --      (1,853)     (1,853)         --         --
          Net (gain) loss on sales of available-for-sale
              investment securities.............................       (90)        145     (18,722)       (168)      (791)
          Gain on sales of branches, net of expenses............        --          --          --      (1,355)    (4,406)
          Net gain on derivative instruments....................    (1,714)    (14,401)    (18,583)         --         --
          Other operating activities, net.......................    13,381     (18,928)      4,690      (3,978)     8,330
          Minority interest in income of subsidiary.............     1,066       1,622       2,629       2,046      1,660
                                                                ----------  ----------  ----------     -------   --------
               Net cash (used in) provided by
                 operating activities..........................   (120,350)    (75,431)    (95,351)    (15,518)   133,402
                                                                ----------  ----------  ----------    --------   --------

Cash flows from investing activities:
     Cash received (paid) for acquired entities, net of
       cash and cash equivalents (paid) received................    44,097          --       6,351     (86,106)   (15,961)
     Proceeds from sales of investment securities...............    55,130      74,991      85,824      46,279     63,938
     Maturities of investment securities available for sale.....   855,121     425,492     762,548     347,642    350,940
     Maturities of investment securities held to maturity.......     3,456       2,765       4,292       1,169      2,708
     Purchases of investment securities available for sale......  (957,312)   (455,190)   (822,593)   (289,875)  (288,023)
     Purchases of investment securities held to maturity........    (2,260)       (240)       (750)     (3,806)    (2,627)
     Proceeds from terminations of derivative instruments.......        --       5,396      22,203          --         --
     Net decrease (increase) in loans...........................   114,333      57,944      (6,252)   (339,575)  (268,238)
     Recoveries of loans previously charged-off.................    11,692       7,202       9,469       9,842      9,281
     Purchases of bank premises and equipment...................   (13,576)    (29,212)    (36,452)    (30,856)   (17,099)
     Other investing activities.................................     8,622       3,147        (331)      5,052        (10)
                                                                ----------  ----------  ----------     -------   --------
               Net cash provided by (used in)
                 investing activities...........................   119,303      92,295      24,309    (340,234)  (165,091)
                                                                ----------  ----------  ----------    --------   --------

Cash flows from financing activities:
     Increase (decrease) in demand and savings deposits.........   213,963     148,576     299,466     155,058    (72,895)
     (Decrease) increase in time deposits.......................  (157,154)    (95,111)   (254,748)    129,008    144,499
     (Decrease) increase in federal funds purchased.............   (81,000)         --      70,000     (27,100)        --
     Decrease in Federal Home Loan Bank advances................   (10,600)         --      (5,000)         --    (50,000)
     Increase (decrease) in securities sold
       under agreements to repurchase...........................    44,399      (5,417)      8,438      52,015      2,223
     Advances drawn on note payable.............................    36,500       5,000      69,500     137,000     32,000
     Repayments of note payable.................................   (64,000)    (58,500)   (125,000)   (118,000)   (18,048)
     Proceeds from issuance of guaranteed preferred
       subordinated debentures..................................    24,233          --      52,767      55,050         --
     Sales of branch deposits...................................        --          --          --         892    (49,172)
     Payment of preferred stock dividends.......................      (524)       (524)       (786)       (786)      (786)
     Other financing activities, net............................        --         (94)         --          --         --
                                                                ----------  ----------  ----------    --------   --------
               Net cash provided by (used in)
                 financing activities...........................     5,817      (6,070)    114,637     383,137    (12,179)
                                                                ----------  ----------  ----------    --------   --------
               Net increase (decrease) in cash
                 and cash equivalents...........................     4,770      10,794      43,595      27,385    (43,868)
Cash and cash equivalents, beginning of period..................   241,874     198,279     198,279     170,894    214,762
                                                                ----------  ----------  ----------    --------   --------
Cash and cash equivalents, end of period........................$  246,644     209,073     241,874     198,279    170,894
                                                                ==========  ==========  ==========    ========   ========

Noncash investing and financing activities:
     Reduction of deferred tax asset valuation reserve..........$       --         565       4,971       1,267         --
     Loans transferred to other real estate.....................     3,584       2,821       3,493       1,761      4,039
     Loans exchanged for and transferred to available-for-sale
       investment securities....................................        --          --          --      37,634         --
     Loans held for sale exchanged for and transferred
       to available-for-sale investment securities..............   149,830         753          --      19,805      3,985
     Loans held for sale transferred to loans...................     2,923      35,074      38,343      72,847     32,982
                                                                ==========  ==========  ==========    ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

                               FIRST BANKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The following is a summary of the significant accounting policies followed by First Banks, Inc. and subsidiaries (First Banks or the Company):

         Basis of Presentation. The accompanying consolidated financial statements of First Banks have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to predominant practices within the banking industry. Management of First Banks has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

         Principles of Consolidation. The consolidated financial statements include the accounts of the parent company and its subsidiaries, net of minority interest, as more fully described below. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications of 2000 and 1999 amounts have been made to conform with the 2001 presentation.
         First Banks operates through its subsidiary bank holding companies and subsidiary financial institutions (collectively referred to as the Subsidiary Banks) as follows:

         Union Financial Group, Ltd., headquartered in Swansea, Illinois (UFG)
            and its wholly owned subsidiary:
              First Bank, headquartered in St. Louis County, Missouri
                 (First Bank);
         First Capital Group, Inc., headquartered in Albuquerque, New Mexico
            (FCG);
         First Banks America, Inc., headquartered in San Francisco, California
            (FBA) and its wholly owned subsidiaries:
              The San Francisco Company, headquartered in San Francisco,
                 California (SFC), and its wholly owned subsidiary:
                     First Bank & Trust, headquartered in San Francisco,
                         California (FB&T).

         The Subsidiary Banks are wholly owned by their respective parent companies except FBA, which was 83.37% owned by First Banks at December 31, 1999. On October 31, 2000, FBA issued 6,530,769 shares of its common stock to First Banks in conjunction with FBA's acquisition of First Bank & Trust, a wholly owned subsidiary of First Banks. This transaction increased First Banks' ownership interest in FBA to approximately 92.82%. On October 31, 2001, FBA issued 803,757 shares of its common stock to First Banks in conjunction with FBA's acquisition of BYL Bancorp. First Banks owned 93.69% of FBA at December 31, 2001.

         Cash and Cash Equivalents. Cash, due from banks, federal funds sold and interest-bearing deposits with original maturities of three months or less are considered to be cash and cash equivalents for purposes of the consolidated statements of cash flows.
         The Subsidiary Banks are required to maintain certain daily reserve balances on hand in accordance with regulatory requirements. These reserve balances maintained in accordance with such requirements were $24.2 million and $22.3 million at December 31, 2001 and 2000, respectively.

         Investment Securities. The classification of investment securities available for sale or held to maturity is determined at the date of purchase. First Banks does not engage in the trading of investment securities.
         Investment securities designated as available for sale, which include any security that First Banks has no immediate plan to sell but which may be sold in the future under different circumstances, are stated at fair value. Realized gains and losses are included in noninterest income upon commitment to sell, based on the amortized cost of the individual security sold. Unrealized gains and losses are recorded, net of related income tax effects, in accumulated other comprehensive income. All previous fair value adjustments included in the separate component of accumulated other comprehensive income are reversed upon sale.
         Investment securities designated as held to maturity, which include any security that First Banks has the positive intent and ability to hold to maturity, are stated at cost, net of amortization of premiums and accretion of discounts computed on the level-yield method taking into consideration the level of current and anticipated prepayments.

         Loans Held for Portfolio. Loans held for portfolio are carried at cost, adjusted for amortization of premiums and accretion of discounts using the interest method. Interest and fees on loans are recognized as income using the interest method. Loan origination fees are deferred and accreted to interest income over the estimated life of the loans using the interest method. Loans held for portfolio are stated at cost as First Banks has the ability and it is management's intention to hold them to maturity.
         The accrual of interest on loans is discontinued when it appears that interest or principal may not be paid in a timely manner in the normal course of business. Generally, payments received on nonaccrual and impaired loans are recorded as principal reductions. Interest income is recognized after all principal has been repaid or an improvement in the condition of the loan has occurred which would warrant resumption of interest accruals.
         A loan is considered impaired when it is probable that First Banks will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Alternatively, impairment is measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, First Banks measures impairment based on the fair value of the collateral when foreclosure is probable. Additionally, impairment of a restructured loan is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement.
         In addition, First Banks monitors the fair value of the underlying collateral on its lease portfolio to identify any impairment as a result of a decline in the residual value of the underlying collateral, which may not be apparent from the payment performance of the lease.

         Loans Held for Sale. Loans held for sale are carried at the lower of cost or market value, which is determined on an individual loan basis. The amount by which cost exceeds market value is recorded in a valuation allowance as a reduction of loans held for sale. Changes in the valuation allowance are reflected as part of the gain on mortgage loans sold and held for sale in the statements of income in the periods in which the change occurs. Gains or losses on the sale of loans held for sale are determined on a specific identification method. Loans held for sale transferred to loans held for portfolio or available-for-sale investment securities are transferred at fair value.

         Loan Servicing Income. Loan servicing income represents fees earned for servicing real estate mortgage loans owned by investors, net of federal agency guarantee fees, interest shortfall and amortization of mortgage servicing rights. Such fees are generally calculated on the outstanding principal balance of the loans serviced and are recorded as income when earned.

         Allowance for Loan Losses. The allowance for loan losses is maintained at a level considered adequate to provide for probable losses. The provision for loan losses is based on a periodic analysis of the loans held for portfolio and held for sale, considering, among other factors, current economic conditions, loan portfolio composition, past loan loss experience, independent appraisals, loan collateral, payment experience and selected key financial ratios. As adjustments become necessary, they are reflected in the results of operations in the periods in which they become known. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require First Banks to increase its allowance for loan losses based on their judgment about information available to them at the time of their examination.

         Derivative Instruments and Hedging Activities. In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 -- Accounting for Derivative Instruments and Hedging Activities (SFAS 133). In June 1999 and June 2000, the FASB issued SFAS No. 137 - Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133, and SFAS No. 138 - Accounting for Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133, respectively. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS 133, as amended, requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge in one of three categories. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Under SFAS 133, as amended, an entity that elects to apply hedge accounting is required to establish, at the inception of the hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk.

         On January 1, 2001, First Banks implemented SFAS 133, as amended. The implementation of SFAS 133, as amended, resulted in an increase in derivative instruments of $12.5 million, an increase in deferred tax liabilities of $5.1 million and an increase in other comprehensive income of $9.1 million. In addition, First Banks recorded a cumulative effect of change in accounting principle of $1.4 million, net of taxes of $741,000, as a reduction of net income.

         First Banks utilizes derivative instruments and hedging activities to assist in the management of interest rate sensitivity and to modify the repricing, maturity and option characteristics of certain assets and liabilities. First Banks uses such derivative instruments solely to reduce its interest rate risk exposure. First Banks' accounting policies for derivative instruments and hedging activities under SFAS 133, as amended, are as follows:

         o Interest Rate Swap Agreements - Cash Flow Hedges. Interest rate swap agreements designated as cash flow hedges are accounted for at fair value. The effective portion of the change in the cash flow hedge's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into noninterest income when the underlying transaction affects earnings. The ineffective portion of the change in the cash flow hedge's gain or loss is recorded in noninterest income on each monthly measurement date. The net interest differential is recognized as an adjustment to interest income or interest expense of the related asset or liability being hedged. In the event of early termination, the net proceeds received or paid on the interest rate swap agreements are recognized immediately in noninterest income.

         o Interest Rate Swap Agreements - Fair Value Hedges. Interest rate swap agreements designated as fair value hedges are accounted for at fair value. Changes in the fair value of the swap agreements are recognized currently in noninterest income. The change in the fair value of the underlying hedged item attributable to the hedged risk adjusts the carrying amount of the underlying hedged item and is also recognized currently in noninterest income. All changes in fair value are measured on a monthly basis. The net interest differential is recognized as an adjustment to interest income or interest expense of the related asset or liability. In the event of early termination, the net proceeds received or paid are recognized immediately in noninterest income. The cumulative change in the fair value of the underlying hedged item is deferred and amortized or accreted to noninterest income over the weighted average life of the related asset or liability. If, however, the underlying hedged item is repaid, the cumulative change in the fair value of the underlying hedged item is recognized immediately in noninterest income.

         o Interest Rate Cap and Floor Agreements. Interest rate cap and floor agreements are accounted for at fair value. Changes in the fair value of interest rate cap and floor agreements are recognized in noninterest income on each monthly measurement date.

         o Interest Rate Lock Commitments. Commitments to originate loans (interest rate lock commitments), which primarily consist of commitments to originate fixed rate residential mortgage loans, are recorded at fair value. Changes in the fair value are recognized in noninterest income on a monthly basis.

         o Forward Contracts to Sell Mortgage-Backed Securities. Forward commitments to sell mortgage-backed securities are recorded at fair value. Changes in the fair value of forward contracts to sell mortgage-backed securities are recognized in noninterest income on a monthly basis.

         Prior to the implementation of SFAS 133, interest rate swap, floor and cap agreements were accounted for on an accrual basis with the net interest differential being recognized as an adjustment to interest income or interest expense of the related asset or liability. Premiums and fees paid upon the purchase of interest rate swap, floor and cap agreements were amortized over the life of the agreements using the straight-line method. In the event of early termination of the derivative financial instruments, the net proceeds received or paid were deferred and amortized over the shorter of the remaining contract life of the derivative financial instrument or the maturity of the related asset or liability. If, however, the amount of the underlying asset or liability was repaid, then the gains or losses on the agreements were recognized immediately in the consolidated statements of income. The unamortized premiums and fees paid are included in derivative instruments in the accompanying consolidated balance sheets.
         In addition, interest rate lock commitments represented off-balance-sheet items and, therefore, were not reflected in the consolidated balance sheets. Gains and losses on forward contracts to sell mortgage-backed securities, which qualified as hedged, were deferred. The net unamortized balance of such deferred gains and losses was applied to the carrying value of the loans held for sale as part of the lower of cost or market valuation.

         Bank Premises and Equipment. Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the useful life of the improvement or term of the lease. Bank premises and improvements are depreciated over five to 40 years and equipment over three to seven years.

         Intangibles Associated With the Purchase of Subsidiaries. Intangibles associated with the purchase of subsidiaries include goodwill and core deposit intangibles. Goodwill is amortized using the straight-line method over the estimated periods to be benefited, which range from 10 to 15 years. The core deposit intangibles are amortized using the straight-line method over the estimated periods to be benefited, which has been estimated at seven years. First Banks reviews intangible assets for impairment whenever events or changes in circumstances indicate the carrying value of an underlying asset may not be recoverable. First Banks measures recoverability based upon the future cash flows expected to result from the use of the underlying asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the underlying asset, First Banks recognizes an impairment loss. The impairment loss recognized represents the amount by which the carrying value of the underlying asset exceeds the fair value of the underlying asset. If an asset being tested for recoverability was acquired in a business combination accounted for using the purchase method, goodwill that arose in the transaction is included as part of the asset grouping in determining recoverability. If some but not all of the assets acquired in that transaction are being tested, goodwill is allocated to the assets being tested for recoverability on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangibles acquired at the acquisition dates. In instances where goodwill is identified with assets that are subject to an impairment loss, the carrying amount of the identified goodwill is eliminated before reducing the carrying amounts of impaired long-lived assets and identifiable intangibles. As such adjustments become necessary, they are reflected in the results of operations in the periods in which they become known.

         Mortgage Servicing Rights. Mortgage servicing rights are amortized in proportion to the related estimated net servicing income on a disaggregated, discounted basis over the estimated lives of the related mortgages considering the level of current and anticipated repayments, which range from five to 12 years. The value of mortgage servicing rights is adversely affected when mortgage interest rates decline and/or mortgage loan prepayments increase. First Banks assesses impairment using stratifications based on the predominant risk characteristics of the underlying mortgage loans, including size, interest rate, weighted average original term, weighted average remaining term and estimated prepayment speeds. The amount by which the carrying value of the mortgage servicing rights for each stratum exceeds the fair value is recorded in a valuation allowance as a reduction of mortgage servicing rights. Changes in the valuation allowance are reflected in the statements of income in the periods in which the change occurs.

         Other Real Estate. Other real estate, consisting of real estate acquired through foreclosure or deed in lieu of foreclosure, is stated at the lower of cost or fair value less applicable selling costs. The excess of cost over fair value of the property at the date of acquisition is charged to the allowance for loan losses. Subsequent reductions in carrying value, to reflect current fair value or costs incurred in maintaining the properties, are charged to expense as incurred.

         Income Taxes. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.
         First Banks, Inc. and its eligible subsidiaries file a consolidated federal income tax return and unitary or consolidated state income tax returns in all applicable states.

         Financial Instruments. A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that conveys or imposes on an entity the contractual right or obligation to either receive or deliver cash or another financial instrument.

         Financial Instruments With Off-Balance-Sheet Risk. First Banks utilizes financial instruments to reduce the interest rate risk arising from its financial assets and liabilities. These instruments involve, in varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the consolidated balance sheets. "Interest rate risk" is defined as the possibility that interest rates may move unfavorably from the perspective of First Banks. The risk that a counterparty to an agreement entered into by First Banks may default is defined as "credit risk."
         First Banks is party to commitments to extend credit and commercial and standby letters of credit in the normal course of business to meet the financing needs of its customers. These commitments involve, in varying degrees, elements of interest rate risk and credit risk in excess of the amount recognized in the consolidated balance sheets.

         Earnings Per Common Share. Basic earnings per share (EPS) are computed by dividing the income available to common stockholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year. The computation of dilutive EPS is similar except the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back: (a) any convertible preferred dividends and (b) the after-tax amount of interest recognized in the period associated with any convertible debt.

(2)      ACQUISITIONS AND DIVESTITURES

         During the three years ended December 31, 2001, First Banks completed the following acquisitions:

                                                                              Total        Purchase
           Entity                                       Date                 Assets          Price        Goodwill
           ------                                       ----                 ------          -----        --------
                                                                               (dollars expressed in thousands)
   2001
   ----
     Union Financial Group, Ltd.
     Swansea, Illinois                            December 31, 2001       $ 360,000         26,700          11,500

     BYL Bancorp
     Orange, California                           October 31, 2001          281,500         49,000          19,000

     Charter Pacific Bank
     Agoura Hills, California                     October 16, 2001          101,500         18,900           6,300
                                                                          ---------       --------        --------
                                                                          $ 743,000         94,600          36,800
                                                                          =========       ========        ========
   2000
   ----
     The San Francisco Company
     San Francisco, California                    December 31, 2000       $ 183,800         62,200          16,300

     Millennium Bank
     San Francisco, California                    December 29, 2000         117,000         20,700           8,700

     Commercial Bank of San Francisco
     San Francisco, California                    October 31, 2000          155,600         26,400           9,300

     Bank of Ventura
     Ventura, California                           August 31, 2000           63,800         14,200           7,200

     First Capital Group, Inc.
     Albuquerque, New Mexico                      February 29, 2000          64,600         66,100           1,500

     Lippo Bank
     San Francisco, California                    February 29, 2000          85,300         17,200           4,800
                                                                          ---------       --------        --------
                                                                          $ 670,100        206,800          47,800
                                                                          =========       ========        ========
   1999
   ----
     Century Bank
     Beverly Hills, California                     August 31, 1999          156,000         31,500           4,500

     Redwood Bancorp
     San Francisco, California                      March 4, 1999           183,900         26,000           9,500
                                                                          ---------       --------        --------
                                                                          $ 339,900         57,500          14,000
                                                                          =========       ========        ========

         Goodwill associated with the acquisitions included in the table above is not expected to be deductible for tax purposes. In 2001 and 2000, goodwill in the amounts of $11.5 million and $1.5 million was assigned to First Bank. In 2001, 2000 and 1999, goodwill in the amounts of $25.3 million, $46.3 million and $14.0 million was assigned to FB&T, respectively.

         In addition to the acquisitions included in the table above, in September 1999, First Banks also completed one branch office purchase in Malibu, California. Furthermore, on January 15, 2002, First Banks completed its acquisition of Plains Financial Corporation, or PFC, and its wholly owned banking subsidiary, PlainsBank of Illinois, National Association, Des Plaines, Illinois, in exchange for $36.5 million in cash. PFC operated a total of three banking facilities in Des Plaines, Illinois, and one banking facility in Elk Grove Village, Illinois. At the time of the transaction, PFC had $256.3 million in total assets, $150.4 million in loans, net of unearned discount, $81.0 million in investment securities and $213.4 million in deposits.
         The aforementioned acquisition transactions were accounted for using the purchase method of accounting and, accordingly, the consolidated financial statements include the financial position and results of operations for the periods subsequent to the respective acquisition dates, and the assets acquired and liabilities assumed were recorded at fair value at the acquisition dates. These acquisitions were funded from available cash reserves, proceeds from sales and maturities of available-for-sale investment securities, borrowings under First Banks' $120.0 million revolving credit agreement and the proceeds from the issuance of trust preferred securities. Due to the immaterial effect on previously reported financial information, pro forma disclosures have not been prepared for the aforementioned transactions.
         In April 2000, First Bank completed its divestiture of one branch office in central Illinois. In March and April 1999, First Bank completed its divestiture of seven branches in the northern and central Illinois market areas. For the years ended December 31, 2000 and 1999, these branch divestitures resulted in a reduction of the deposit base of approximately $8.8 million and $54.8 million, resulting in pre-tax gains of $1.4 million and $4.4 million, respectively.

(3)      INVESTMENTS IN DEBT AND EQUITY SECURITIES

         Securities Available for Sale. The amortized cost, contractual maturity, gross unrealized gains and losses and fair value of investment securities available for sale at December 31, 2001 and 2000 were as follows:


                                                    Maturity                        Total        Gross
                                        -----------------------------     After     Amor       Unrealized               Weighted
                                         1 Year       1-5       5-10        10      tized   ----------------   Fair     Average
                                        or Less      Years      Years     Years     Cost     Gains   Losses    Value     Yield
                                        -------      -----      -----     -----     ----     -----   ------    -----     -----
                                                                     (dollars expressed in thousands)

 December 31, 2001:
    Carrying value:
       U.S. Treasury.................. $136,326         --         --         --  136,326       3      (39)    136,290    1.76%
       U.S. Government agencies
          and corporations:
              Mortgage-backed.........       88     21,650     18,224    262,846  302,808   2,422       --     305,230    6.00
              Other...................   22,284     99,353      6,612        974  129,223   2,235      (16)    131,442    4.58
       State and political
           subdivisions...............      317      1,191         46         --    1,554      --       --       1,554    3.92
       Corporate debt securities......       --      1,985         --         --    1,985     107       --       2,092    6.76
       Equity investments in other
          financial institutions
          (no stated maturity)........   15,916         --         --         --   15,916   2,171     (272)     17,815    8.55
       Federal Home Loan Bank and
          Federal Reserve Bank stock
          (no stated maturity)........   16,043         --         --         --   16,043      --       --      16,043    6.49
                                       --------    -------     ------    -------  -------  ------   ------     -------
              Total................... $190,974    124,179     24,882    263,820  603,855   6,938     (327)    610,466    4.75
                                       ========    =======     ======    =======  =======  ======   ======     =======    ====

    Fair value:
       Debt securities................ $159,303    126,673     25,378    265,254
       Equity securities..............   33,858         --         --         --
                                       --------    -------     ------    -------
              Total................... $193,161    126,673     25,378    265,254
                                       ========    =======     ======    =======

    Weighted average yield............     3.25%      4.67%      5.76%      5.92%
                                       ========    =======     ======    =======

 December 31, 2000:
    Carrying value:
       U.S. Treasury.................. $ 89,229        801         --         --   90,030      30      (37)     90,023    5.85%
       U.S. Government agencies
          and corporations:
              Mortgage-backed.........    1,078     29,625     12,472    159,143  202,318     826     (160)    202,984    7.02
              Other...................   22,059    151,242     10,131     20,256  203,688   2,028   (1,521)    204,195    6.70
       Corporate debt securities......      912      1,961         --        500    3,373      --      (20)      3,353    7.65
       Equity investments in other
          financial institutions
          (no stated maturity)........   11,299         --         --         --   11,299   8,121     (369)     19,051    7.98
       Federal Home Loan Bank and
          Federal Reserve Bank stock
          (no stated maturity)........   19,780         --         --         --   19,780      --       --      19,780    6.69
                                       --------    -------     ------    -------  -------  ------   ------     -------
              Total................... $144,357    183,629     22,603    179,899  530,488  11,005   (2,107)    539,386    6.60
                                       ========    =======     ======    =======  =======  ======   ======     =======    ====

    Fair value:
       Debt securities................ $113,277    184,942     22,798    179,538
       Equity securities..............   38,831         --         --         --
                                       --------    -------     ------    -------
              Total................... $152,108    184,942     22,798    179,538
                                       ========    =======     ======    =======

    Weighted average yield............     6.19%      6.73%      6.89%      7.09%
                                       ========    =======     ======    =======

         Securities Held to Maturity. The amortized cost, contractual maturity, gross unrealized gains and losses and fair value of investment securities held to maturity at December 31, 2001 and 2000 were as follows:

                                                        Maturity
                                        ----------------------------------------    Total         Gross
                                                                           After    Amor-       Unrealized             Weighted
                                         1 Year        1-5       5-10       10      tized     --------------    Fair   Average
                                         or Less      Years      Years     Years     Cost     Gains   Losses    Value   Yield
                                         -------      -----      -----     -----     ----     -----   ------    -----   -----
                                                                     (dollars expressed in thousands)
 December 31, 2001:
    Carrying value:
       Mortgage-backed securities..... $     --         --         --      4,051    4,051      67      (10)     4,108   6.83%
       State and political
         subdivisions.................    1,943      8,802      5,806         --   16,551     300     (147)    16,704   4.93
                                       --------    -------     ------    -------   ------  ------  -------     ------
                Total................. $  1,943      8,802      5,806      4,051   20,602     367     (157)    20,812   5.25
                                       ========    =======     ======    =======   ======   =====   ======    =======   ====

    Fair value:
       Debt securities................ $  1,930      9,071      5,703      4,108
                                       ========    =======     ======    =======

    Weighted average yield............     4.58%      4.98%      4.98%      6.83%
                                       ========    =======     ======    =======


 December 31, 2000:
    Carrying value:
       Mortgage-backed securities..... $     --         --         --      5,130    5,130       3      (63)     5,070   6.72%
       State and political
         subdivisions.................      950     11,692      5,896        270   18,808     419       --     19,227   5.03
       Other..........................      210         --         --         --      210      --       --        210   6.90
                                       --------    -------     ------    -------   ------   -----   ------    -------
                Total................. $  1,160     11,692      5,896      5,400   24,148     422      (63)    24,507   5.33
                                       ========    =======     ======    =======   ======   =====   ======    =======   ====

    Fair value:
       Debt securities................ $  1,167     11,854      6,124      5,362
                                       ========    =======     ======    =======

    Weighted average yield............     4.64%      4.98%      5.16%      6.74%
                                       ========    =======     ======    =======

         Proceeds from sales of available-for-sale investment securities were $85.8 million, $46.3 million and $63.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. Gross gains of $19.1 million, $565,000 and $791,000 were realized on these sales during the years ended December 31, 2001, 2000 and 1999, respectively. Gross losses of $384,000 and $396,000 were realized on these sales during the years ended December 31, 2001 and 2000, respectively. There were no losses realized on these sales in 1999.
         Proceeds from calls of investment securities were $121.8 million, $111,000 and $20,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Gross gains of $6,800 and $300 were realized on these called securities during the years ended December 31, 2001 and 2000, respectively. There were no gross gains on called securities in 1999. Gross losses of $1,400, $1,800 and $1,200 were realized on these called securities during the years ended December 31, 2001, 2000 and 1999, respectively.
         The Subsidiary Banks maintain investments in the Federal Home Loan Bank
(FHLB) and/or the Federal Reserve Bank (FRB). These investments are recorded at cost, which represents redemption value. The investment in FHLB stock is maintained at a minimum amount equal to the greater of 1% of the aggregate outstanding balance of the applicable Subsidiary Bank's loans secured by residential real estate, or 5% of advances from the FHLB to each Subsidiary Bank. First Bank and FB&T are members of the FHLB system. The investment in FRB stock is maintained at a minimum of 6% of the applicable Subsidiary Bank's capital stock and capital surplus. First Bank is a member of the FRB system.
         Investment securities with a carrying value of approximately $300.0 million and $180.5 million at December 31, 2001 and 2000, respectively, were pledged in connection with deposits of public and trust funds, securities sold under agreements to repurchase and for other purposes as required by law.

(4)      LOANS AND ALLOWANCE FOR LOAN LOSSES

         Changes in the allowance for loan losses for the years ended December 31 were as follows:

                                                                                    2001        2000        1999
                                                                                    ----        ----        ----
                                                                                  (dollars expressed in thousands)

               Balance, beginning of year.....................................   $ 81,592      68,611       60,970
               Acquired allowances for loan losses............................     14,046       6,062        3,008
                                                                                 --------    --------    ---------
                                                                                   95,638      74,673       63,978
                                                                                 --------    --------    ---------
               Loans charged-off..............................................    (31,453)    (17,050)     (17,721)
               Recoveries of loans previously charged-off.....................      9,469       9,842        9,281
                                                                                 --------    --------    ---------
                  Net loans charged-off.......................................    (21,984)     (7,208)      (8,440)
                                                                                 --------    --------    ---------
               Provision charged to operations................................     23,510      14,127       13,073
                                                                                 --------    --------    ---------
               Balance, end of year...........................................   $ 97,164      81,592       68,611
                                                                                 ========    ========    =========

         At December 31, 2001 and 2000, First Banks had $67.3 million and $53.2 million of impaired loans, including $65.3 million and $50.2 million, respectively, of loans on nonaccrual status. At December 31, 2001 and 2000, impaired loans also include $2.0 million and $3.0 million, respectively, of restructured loans. Interest on nonaccrual loans, which would have been recorded under the original terms of the loans, was $8.2 million, $5.8 million and $5.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. Of these amounts, $2.9 million, $1.9 million and $2.7 million was actually recorded as interest income on such loans in 2001, 2000 and 1999, respectively. The allowance for loan losses includes an allocation for each impaired loan. The aggregate allocation of the allowance for loan losses related to impaired loans was approximately $16.5 million and $10.3 million at December 31, 2001 and 2000, respectively. The average recorded investment in impaired loans was $62.4 million, $45.1 million and $46.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. The amount of interest income recognized using a cash basis method of accounting during the time these loans were impaired was $5.8 million, $2.2 million and $2.8 million in 2001, 2000 and 1999, respectively.
         First Banks' primary market areas are the states of Missouri, Illinois, Texas and California. At December 31, 2001 and 2000, approximately 92% and 91% of the total loan portfolio, respectively, and 80% and 83% of the commercial, financial and agricultural loan portfolio, respectively, were made to borrowers within these states.
         Real estate lending constituted the only significant concentration of credit risk. Real estate loans comprised approximately 67% and 65% of the loan portfolio at December 31, 2001 and 2000, of which 28% and 26%, respectively, were made to consumers in the form of residential real estate mortgages and home equity lines of credit.
         First Banks is, in general, a secured lender. At December 31, 2001 and 2000, 96% of the loan portfolio was secured. Collateral is required in accordance with the normal credit evaluation process based upon the creditworthiness of the customer and the credit risk associated with the particular transaction.

(5)      DERIVATIVE INSTRUMENTS

          First Banks utilizes derivative financial instruments to assist in the management of interest rate sensitivity by modifying the repricing, maturity and option characteristics of certain assets and liabilities. The use of such derivative financial instruments is limited to reducing First Banks' interest rate exposure. Derivative financial instruments held by First Banks for purposes of managing interest rate risk are summarized as follows:

                                                                            December 31,
                                                          ------------------------------------------------
                                                                 2001                        2000
                                                          ----------------------    ----------------------
                                                          Notional      Credit      Notional      Credit
                                                           Amount      Exposure      Amount      Exposure
                                                          --------     --------     --------     --------
                                                                  (dollars expressed in thousands)

         Cash flow hedges..............................   $900,000      1,764      1,055,000       3,449
         Fair value hedges.............................    200,000      6,962         50,000         758
         Interest rate floor agreements................         --         --         35,000           6
         Interest rate cap agreements..................    450,000      2,063        450,000       3,753
         Interest rate lock commitments................     88,000         --          4,100          --
         Forward commitments to sell
              mortgage-backed securities...............    209,000         --         32,000          --
                                                          ========      =====      =========      ======

         The notional amounts of derivative financial instruments do not represent amounts exchanged by the parties and, therefore, are not a measure of First Banks' credit exposure through its use of these instruments. The credit exposure represents the accounting loss First Banks would incur in the event the counterparties failed completely to perform according to the terms of the derivative financial instruments and the collateral held to support the credit exposure was of no value.
         During 2001 and 1999, First Banks realized net interest income on derivative financial instruments of $23.4 million and $430,000, respectively, in comparison to net interest expense of $4.7 million in 2000. In addition, First Banks realized a net gain on derivative instruments, which is included in noninterest income in the consolidated statements of income, of $18.6 million for the year ended December 31, 2001.

         Cash Flow Hedges
         Previously, First Banks utilized interest rate swap agreements to extend the repricing characteristics of certain interest-bearing liabilities to more closely correspond with its assets, with the objective of stabilizing cash flow, and accordingly, net interest income, over time. These swap agreements were terminated prior to 1998. The net interest expense associated with these agreements, consisting primarily of amortization of deferred losses, was $5.7 million for the year ended December 31, 1999. There were no remaining unamortized deferred losses on the terminated swap agreements at December 31, 1999.
         First Banks entered into the following interest rate swap agreements, designated as cash flow hedges, to effectively lengthen the repricing characteristics of certain interest-earning assets to correspond more closely with their funding source with the objective of stabilizing cash flow, and accordingly, net interest income over time:

         o During 1998, First Banks entered into $280.0 million notional amount of interest rate swap agreements that provided for First Banks to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the daily weighted average prime lending rate minus 2.705%. The terms of the swap agreements provided for First Banks to pay quarterly and receive payment semiannually. In June 2001 and November 2001, First Banks terminated $205.0 million and $75.0 million notional amount, respectively, of these swap agreements, which would have expired in 2002, in order to appropriately modify its overall hedge position in accordance with its interest rate risk management program. In conjunction with these terminations, First Banks recorded pre-tax gains of $2.8 million and $1.7 million, respectively.

         o During September 1999, First Banks entered into $175.0 million notional amount of interest rate swap agreements that provided for First Banks to receive a fixed rate of interest and pay an adjustable rate equivalent to the weighted average prime lending rate minus 2.70%. The terms of the swap agreements provided for First Banks to pay and receive interest on a quarterly basis. In April 2001, First Banks terminated these swap agreements, which would have expired in September 2001, and replaced them with similar swap agreements with extended maturities in order to lengthen the period covered by the swaps. In conjunction with the termination of these swap agreements, First Banks recorded a pre-tax gain of $985,000.

         o During September 2000, March 2001 and April 2001, First Banks entered into $600.0 million, $200.0 million, and $175.0 million notional amount, respectively, of interest rate swap agreements that provide for First Banks to receive a fixed rate of interest and pay an adjustable rate equivalent to the weighted average prime lending rate minus either 2.70% or 2.82%. The terms of the swap agreements provide for First Banks to pay and receive interest on a quarterly basis. In November 2001, First Banks terminated $75.0 million notional amount of these swap agreements, which would have expired in April 2006, in order to appropriately modify its overall hedge position in accordance with its interest rate risk management program. First Banks recorded a pre-tax gain of $2.6 million in conjunction with the termination of these swap agreements. The amount receivable by First Banks under the remaining swap agreements was $2.9 million at December 31, 2001, and the amount payable by First Banks under the swap agreements was $1.1 million at December 31, 2001. The amount receivable and payable by First Banks under the swap agreements was $1.2 million at December 31, 2000.

         The maturity dates, notional amounts, interest rates paid and received and fair value of First Banks' interest rate swap agreements designated as cash flow hedges as of December 31, 2001 and 2000 were as follows:

                                                          Notional     Interest Rate     Interest Rate      Fair
                         Maturity Date                     Amount          Paid            Received         Value
                         -------------                    --------     -------------      ------------      -----
                                                                      (dollars expressed in thousands)

         December 31, 2001:
             September 20, 2004.......................  $  600,000          2.05%             6.78%         $40,980
             March 21, 2005...........................     200,000          1.93              5.24            4,951
             April 2, 2006............................     100,000          1.93              5.45            2,305
                                                        ----------                                         --------
                                                        $  900,000          2.01              6.29         $ 48,236
                                                        ==========          ====              ====         ========

         December 31, 2000:
             September 27, 2001.......................  $  175,000          6.80%             6.14%        $     65
             June 11, 2002............................      15,000          6.80              6.00                7
             September 16, 2002.......................     195,000          6.80              5.36           (1,776)
             September 18, 2002.......................      70,000          6.80              5.33             (690)
             September 20, 2004.......................     600,000          6.80              6.78           16,869
                                                        ----------                                         --------
                                                        $1,055,000          6.80              5.92         $ 14,475
                                                        ==========          ====              ====         ========

         Fair Value Hedges
         First Banks entered into the following interest rate swap agreements, designated as fair value hedges, to effectively shorten the repricing characteristics of certain interest-bearing liabilities to correspond more closely with their funding source with the objective of stabilizing net interest income over time:

         o During September 2000, First Banks entered into $25.0 million notional amount of one-year interest rate swap agreements and $25.0 million notional amount of five and one-half year interest rate swap agreements that provided for First Banks to receive fixed rates of interest ranging from 6.60% to 7.25% and pay an adjustable rate equivalent to the three-month London Interbank Offering Rate minus rates ranging from 0.02% to 0.11%. The terms of the swap agreements provided for First Banks to pay interest on a quarterly basis and receive interest on either a semiannual basis or an annual basis. In September 2001, the one-year interest rate swap agreements matured, and First Banks terminated the five and one-half year interest rate swap agreements because the underlying interest-bearing liabilities had either matured or been called by their respective counterparties. There was no gain or loss recorded as a result of the terminations.

         o During January 2001, First Banks entered into $50.0 million notional amount of three-year interest rate swap agreements and $150.0 million notional amount of five-year interest rate swap agreements that provide for First Banks to receive a fixed rate of interest and pay an adjustable rate of interest equivalent to the three-month London Interbank Offering Rate. The terms of the swap agreements provide for First Banks to pay and receive interest on a quarterly basis. The amount receivable and payable by First Banks under the swap agreements was $5.2 million and $1.2 million at December 31, 2001, respectively.

         The maturity dates, notional amounts, interest rates paid and received and fair value of First Banks' interest rate swap agreements designated as fair value hedges as of December 31, 2001 and 2000 were as follows:

                                                          Notional     Interest Rate     Interest Rate      Fair
                         Maturity Date                     Amount          Paid            Received         Value
                         -------------                    --------     -------------     -------------      -----
                                                                      (dollars expressed in thousands)

         December 31, 2001:
             January 9, 2004..........................    $ 50,000          2.48%             5.37%         $1,761
             January 9, 2006..........................     150,000          2.48              5.50           3,876
                                                          --------                                          ------
                                                          $200,000          2.48              5.47          $5,637
                                                          ========          ====              ====          ======

         December 31, 2000:
             September 13, 2001.......................    $ 12,500          6.56%             6.80%           $ 42
             September 21, 2001.......................      12,500          6.47              6.60              43
             March 13, 2006...........................      12,500          6.47              7.25               5
             March 22, 2006...........................      12,500          6.39              7.20               6
                                                          --------                                              --
                                                          $ 50,000          6.47              6.96          $   96
                                                          ========          ====              ====          ======

         Interest Rate Floor Agreements
         During January 2001 and March 2001, First Banks entered into $200.0 million and $75.0 million notional amount, respectively, of four-year interest rate floor agreements to further stabilize net interest income in the event of a falling rate scenario. The interest rate floor agreements provided for First Banks to receive a quarterly adjustable rate of interest equivalent to the differential between the three-month London Interbank Offering Rate and the strike prices of 5.50% or 5.00%, respectively, should the three-month London Interbank Offering Rate fall below the respective strike prices. In November 2001, First Banks terminated these interest rate floor agreements in order to appropriately modify its overall hedge position in accordance with its interest rate risk management program. In conjunction with the termination, First Banks recorded a pre-tax adjustment of $4.0 million representing a decline in the fair value from the previous month-end measurement date. These agreements provided net interest income of $2.1 million for the year ended December 31, 2001.

         Interest Rate Cap Agreements
         In conjunction with the interest rate swap agreements entered into in September 2000, First Banks also entered into $450.0 million notional amount of four-year interest rate cap agreements to limit the net interest expense associated with the interest rate swap agreements in the event of a rising rate scenario. The interest rate cap agreements provide for First Banks to receive a quarterly adjustable rate of interest equivalent to the differential between the three-month London Interbank Offering Rate and the strike price of 7.50% should the three-month London Interbank Offering Rate exceed the strike price. At December 31, 2001 and 2000, the carrying value of these interest rate cap agreements, which is included in derivative instruments in the consolidated balance sheets, was $2.1 million and $3.8 million, respectively.

         Pledged Collateral
         At December 31, 2001 and 2000, First Banks had pledged investment securities available for sale with a carrying value of $1.1 and $8.6 million, respectively, in connection with the interest rate swap agreements. In addition, at December 31, 2001 and 2000, First Banks had accepted, as collateral in connection with the interest rate swap agreements, cash of $4.9 million and $400,000, respectively, and investment securities with a fair value of $53.9 million and $18.6 million, respectively. First Banks is permitted by contract to sell or repledge the collateral accepted from counterparties; however, at December 31, 2001 and 2000, First Banks had not done so.

         Interest Rate Lock Commitments / Forward Commitments to Sell Mortgage-Backed Securities
         Derivative financial instruments issued by First Banks consist of interest rate lock commitments to originate fixed-rate loans. Commitments to originate fixed-rate loans consist primarily of residential real estate loans. These net loan commitments and loans held for sale are hedged with forward contracts to sell mortgage-backed securities.

 (6)     MORTGAGE BANKING ACTIVITIES

         At December 31, 2001 and 2000, First Banks serviced loans for others amounting to $1.07 billion and $957.2 million, respectively. Borrowers' escrow balances held by First Banks on such loans were $485,000 and $653,000 at December 31, 2001 and 2000, respectively.
         Changes in mortgage servicing rights, net of amortization, for the years ended December 31 were as follows:

                                                             2001        2000
                                                             ----        ----
                                                           (dollars expressed
                                                              in thousands)

         Balance, beginning of year..................    $   7,048       8,665
         Originated mortgage servicing rights........        6,802       1,455
         Amortization................................       (3,725)     (3,072)
                                                         ---------    --------
         Balance, end of year........................    $  10,125       7,048
                                                         =========    ========

         The fair value of mortgage servicing rights was $15.8 million and $13.0 million at December 31, 2001 and 2000, respectively. The predominant risk characteristics of the underlying mortgage loans used to stratify mortgage servicing rights for purposes of measuring impairment include size, interest rate, weighted average original term, weighted average remaining term and estimated prepayment speeds.

         First Banks did not incur any impairment of mortgage servicing rights during the years ended December 31, 2001, 2000 and 1999, respectively. First Banks capitalizes its mortgage servicing rights by allocating the total cost of the mortgage loans to mortgage servicing rights and the loans (without mortgage servicing rights) based on the relative fair values of the two components. Upon capitalizing the mortgage servicing rights, they are amortized, on a straight-line basis, over the expected lives of the related loans, which averages approximately seven years. When loans are prepaid or refinanced, the related unamortized balance of the mortgage servicing rights is charged to amortization expense. The determination of the fair value of the mortgage servicing rights is performed internally each quarter, with an independent valuation completed annually. Based on these analyses, a comparison of the fair value of the mortgage servicing rights with the unamortized costs is made quarterly, with impairment, if any, recognized at that time. During 2001, the excess of the fair value of mortgage servicing rights over the carrying value decreased from $6.0 million at December 31, 2000 to $5.7 million at December 31, 2001, representing the declining mortgage interest rate environment that resulted in a significant increase in the number of mortgages being prepaid or refinanced. However, the decline in the fair value of the mortgage servicing rights did not result in the fair value being reduced below the carrying value.

(7)      BANK PREMISES AND EQUIPMENT

         Bank premises and equipment were comprised of the following at December 31:

                                                                                           2001        2000
                                                                                           ----        ----
                                                                                  (dollars expressed in thousands)

              Land................................................................     $ 22,063         18,266
              Buildings and improvements...........................................      87,372         66,474
              Furniture, fixtures and equipment....................................      95,626         66,460
              Leasehold improvements...............................................      28,400         23,794
              Construction in progress.............................................      13,865         15,655
                                                                                       --------        -------
                  Total............................................................     247,326        190,649
              Less accumulated depreciation and amortization.......................      97,722         75,878
                                                                                       --------        -------
                  Bank premises and equipment, net.................................    $149,604        114,771
                                                                                       ========        =======

         Depreciation and amortization expense for the years ended December 31, 2001, 2000 and 1999 totaled $12.7 million, $9.5 million and $7.6 million, respectively.
         First Banks leases land, office properties and equipment under operating leases. Certain of the leases contain renewal options and escalation clauses. Total rent expense was $12.9 million, $10.7 million and $7.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Future minimum lease payments under noncancellable operating leases extend through 2084 as follows:

                                                              (dollars expressed
                                                                 in thousands)
         Year ending December 31:

             2002............................................... $  8,681
             2003...............................................    7,760
             2004...............................................    5,880
             2005...............................................    5,058
             2006...............................................    4,137
             Thereafter.........................................   22,385
                                                                 --------
                 Total future minimum lease payments............ $ 53,901
                                                                 ========

         First Banks leases to unrelated parties a portion of its banking facilities. Total rental income was $4.8 million, $2.6 million and $2.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

(8)      MATURITIES OF TIME DEPOSITS

         A summary of maturities of time deposits of $100,000 or more and other time deposits as of December 31, 2001 is as follows:

                                                                   Time deposits of       Other time
                                                                   $100,000 or more        deposits         Total
                                                                   ----------------        --------         -----

              Year ending December 31:
                  2002............................................   $   397,952          1,326,947       1,724,899
                  2003............................................        47,500            280,725         328,225
                  2004............................................         5,347             54,009          59,356
                  2005............................................        27,730            129,305         157,035
                  2006............................................         5,457             24,799          30,256
                  Thereafter......................................           215                509             724
                                                                     -----------         ----------      ----------
                      Total.......................................   $   484,201          1,816,294       2,300,495
                                                                     ===========         ==========      ==========


 (9)     SHORT-TERM BORROWINGS

         Short-term borrowings were comprised of the following at December 31:

                                                                                           2001        2000
                                                                                           ----        ----
                                                                                  (dollars expressed in thousands)

              Securities sold under agreements to repurchase.......................    $ 142,534     125,025
              Federal funds purchased..............................................       70,000          --
              FHLB borrowings......................................................       30,600      15,544
                                                                                       ---------    --------
                  Total short-term borrowings......................................    $ 243,134     140,569
                                                                                       =========    ========

         The average balance of short-term borrowings was $158.0 million and $106.1 million, respectively, and the maximum month-end balance of short-term borrowings was $243.1 million and $158.4 million, respectively, for the years ended December 31, 2001 and 2000. The average rates paid on short-term borrowings during the years ended December 31, 2001, 2000 and 1999 were 3.70%, 5.54% and 4.83%, respectively. The assets underlying the securities sold under agreements to repurchase and FHLB borrowings are under First Banks' physical control.

(10)     NOTE PAYABLE

         First Banks has a $120.0 million revolving line of credit with a group of unaffiliated banks (Credit Agreement). The Credit Agreement, dated August 23, 2001, replaced a similar revolving credit agreement dated August 24, 2000. Interest under the Credit Agreement is payable on a monthly basis at the lead bank's corporate base rate or, at the option of First Banks, is payable at the Eurodollar Rate plus a margin based upon the outstanding loans and First Banks' profitability. The interest rate for borrowings under the Credit Agreement was 2.94% at December 31, 2001, and was based on the applicable Eurodollar Rate plus a margin of 1.00%. Amounts may be borrowed under the Credit Agreement until August 23, 2002, at which time the principal and accrued interest is due and payable.
         Loans under the Credit Agreement are secured by First Banks' ownership interest in the capital stock of FBA and First Bank, and a $100.0 million intercompany promissory note receivable due from FBA. Under the Credit Agreement, there were outstanding borrowings of $27.5 million at December 31, 2001. At December 31, 2000, there were outstanding borrowings of $83.0 million under the previous credit agreement.
         The Credit Agreement requires maintenance of certain minimum capital ratios for First Banks and each of the Subsidiary Banks, certain maximum nonperforming assets ratios for First Banks and each of the Subsidiary Banks and a minimum return on assets ratio for First Banks and the Subsidiary Banks. In addition, it prohibits the payment of dividends on First Banks' common stock. At December 31, 2001 and 2000, First Banks and the Subsidiary Banks were in compliance with all restrictions and requirements of the respective credit agreements.
         The average balance and maximum month-end balance of advances outstanding under the Credit Agreement during the years ended December 31 were as follows:

                                                      2001          2000
                                                      ----          ----
                                                (dollars expressed in thousands)

         Average balance........................  $ 41,590         51,897
         Maximum month-end balance..............    66,500         83,000
                                                  ========         ======

         The average rates paid on the outstanding advances during the years ended December 31, 2001, 2000 and 1999 were 6.32%, 7.66% and 6.44%, respectively.

(11)     GUARANTEED PREFERRED BENEFICIAL INTERESTS IN SUBORDINATED DEBENTURES

         In February 1997, First Preferred Capital Trust (First Preferred I), a newly formed Delaware business trust subsidiary of First Banks, issued 3.45 million shares of 9.25% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 106,702 shares of common securities to First Banks at $25 per share. First Banks owns all of First Preferred I's common securities. The gross proceeds of the offering were used by First Preferred I to purchase $88.9 million of 9.25% subordinated debentures from First Banks, maturing on March 31, 2027. The maturity date may be shortened to a date not earlier than March 31, 2002 or extended to a date not later than March 31, 2046 if certain conditions are met. The subordinated debentures are the sole asset of First Preferred I. In connection with the issuance of the preferred securities, First Banks made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by First Banks of the obligations of First Preferred I under the First Preferred I preferred securities. First Banks' proceeds from the issuance of the subordinated debentures to First Preferred I, net of underwriting fees and offering expenses, were $83.1 million. Distributions on First Preferred I's preferred securities, which are payable quarterly in arrears, were $8.0 million for the years ended December 31, 2001, 2000 and 1999.
         In July 1998, First America Capital Trust (FACT), a newly formed Delaware business trust subsidiary of FBA, issued 1.84 million shares of 8.50% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 56,908 shares of common securities to FBA at $25 per share. FBA owns all of FACT's common securities. The gross proceeds of the offering were used by FACT to purchase $47.4 million of 8.50% subordinated debentures from FBA, maturing on June 30, 2028. The maturity date may be shortened to a date not earlier than June 30, 2003 or extended to a date not later than June 30, 2037 if certain conditions are met. The subordinated debentures are the sole asset of FACT. In connection with the issuance of the FACT preferred securities, FBA made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by FBA of the obligations of FACT under the FACT preferred securities. FBA's proceeds from the issuance of the subordinated debentures to FACT, net of underwriting fees and offering expenses, were $44.0 million. Distributions payable on the FACT preferred securities, which are payable quarterly in arrears, were $4.0 million for years ended December 31, 2001, 2000 and 1999, respectively.

         In October 2000, First Preferred Capital Trust II (First Preferred II), a newly formed Delaware business trust subsidiary of First Banks, issued 2.3 million shares of 10.24% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 71,135 shares of common securities to First Banks at $25 per share. First Banks owns all of First Preferred II's common securities. The gross proceeds of the offering were used by First Preferred II to purchase $59.3 million of 10.24% subordinated debentures from First Banks, maturing on September 30, 2030. The maturity date may be shortened to a date not earlier than September 30, 2005, if certain conditions are met. The subordinated debentures are the sole asset of First Preferred II. In connection with the issuance of the preferred securities, First Banks made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by First Banks of the obligations of First Preferred II under the First Preferred II preferred securities. First Banks' proceeds from the issuance of the subordinated debentures to First Preferred II, net of underwriting fees and offering expenses, were $55.1 million. Distributions on First Preferred II's preferred securities, which are payable quarterly in arrears, were $6.0 million and $1.2 million for the years ended December 31, 2001 and 2000, respectively.
         On November 15, 2001, First Preferred Capital Trust III (First Preferred III), a newly formed Delaware business trust subsidiary of First Banks, issued 2.2 million shares of 9.00% cumulative trust preferred securities at $25 per share in an underwritten public offering, and issued 68,290 shares of common securities to First Banks at $25 per share. First Banks owns all of First Preferred III's common securities. The gross proceeds of the offering were used by First Preferred III to purchase $56.9 million of 9.00% subordinated debentures from First Banks, maturing on September 30, 2031. The maturity date may be shortened to a date not earlier than September 30, 2006, if certain conditions are met. The subordinated debentures are the sole asset of First Preferred III. In connection with the issuance of the preferred securities, First Banks made certain guarantees and commitments that, in the aggregate, constitute a full and unconditional guarantee by First Banks of the obligations of First Preferred III under the First Preferred III preferred securities. First Banks' proceeds from the issuance of the subordinated debentures to First Preferred III, net of underwriting fees and offering expenses, were $52.9 million. Distributions on First Preferred III's preferred securities, which are payable quarterly in arrears, were $634,000 for the year ended December 31, 2001.
         The distributions payable on all issues of First Banks' and FBA's trust preferred securities are included in interest expense in the consolidated statements of income.

(12)     INCOME TAXES

         Income tax expense attributable to income from continuing operations for the years ended December 31 consists of:

                                                                                   2001        2000      1999
                                                                                   ----        ----      ----
                                                                                (dollars expressed in thousands)
              Current income tax expense:
                  Federal....................................................     $22,252     28,215    19,731
                  State......................................................       1,583      2,731     2,247
                                                                                  -------     ------    ------
                                                                                   23,835     30,946    21,978
                                                                                  -------     ------    ------
              Deferred income tax expense:
                  Federal....................................................      13,691      4,001     5,056
                  State......................................................         626        (60)       14
                                                                                  -------     ------    ------
                                                                                   14,317      3,941     5,070
                                                                                  -------     ------    ------
              Reduction in deferred valuation allowance......................      (8,104)      (405)     (735)
                                                                                  -------     ------    ------
                      Total..................................................     $30,048     34,482    26,313
                                                                                  =======     ======    ======

         The effective rates of federal income taxes for the years ended December 31 differ from statutory rates of taxation as follows:

                                                                             Years Ended December 31,
                                                            ----------------------------------------------------------
                                                                   2001                2000                1999
                                                            ----------------     ----------------   ------------------
                                                            Amount   Percent     Amount    Percent   Amount    Percent
                                                            ------   -------     ------    -------   ------    -------
                                                                         (dollars expressed in thousands)

         Income before provision for income taxes,
           minority interest in income of subsidiary
           and cumulative effect of change in
           accounting principle.........................    $98,567              $92,635            $ 72,151
                                                            =======              =======            ========
         Provision for income taxes calculated
           at federal statutory income tax rates........    $34,498     35.0%    $32,422    35.0%   $ 25,253     35.0%
         Effects of differences in tax reporting:
           Tax-exempt interest income, net of
               tax preference adjustment................       (539)    (0.5)       (587)   (0.6)       (439)    (0.6)
           State income taxes...........................      1,436      1.5       1,736     1.8       1,470      2.0
           Amortization of intangibles associated
               with the purchase of subsidiaries........      2,827      2.9       1,567     1.7       1,261      1.8
           Reduction in deferred valuation allowance....     (8,104)    (8.2)       (405)   (0.4)       (735)    (1.0)
           Other, net...................................        (70)    (0.2)       (251)   (0.3)       (497)    (0.7)
                                                            -------    -----     -------  ------    --------   ------
                 Provision for income taxes.............    $30,048     30.5%    $34,482    37.2%   $ 26,313     36.5%
                                                            =======    =====     =======  ======    ========   ======

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                                           December 31,
                                                                                           ------------
                                                                                        2001         2000
                                                                                        ----         ----
                                                                                 (dollars expressed in thousands)

              Deferred tax assets:
                  Net operating loss carryforwards................................    $ 44,100      47,043
                  Allowance for loan losses.......................................      36,000      29,965
                  Alternative minimum tax credits.................................       2,841       3,319
                  Disallowed losses on investment securities......................       1,287       3,197
                  Quasi-reorganization adjustment of bank premises................       1,176       1,226
                  Interest on non-accrual loans...................................       2,084       1,673
                  Mortgage servicing rights.......................................       4,161       1,547
                  Other real estate...............................................         184          65
                  Other...........................................................       2,713       2,996
                                                                                      --------    --------
                      Gross deferred tax assets...................................      94,546      91,031
                  Valuation allowance.............................................          --     (13,075)
                                                                                      --------    --------
                      Deferred tax assets, net of valuation allowance.............      94,546      77,956
                                                                                      --------    --------
              Deferred tax liabilities:
                  Depreciation on bank premises and equipment.....................       6,936       6,151
                  Net fair value adjustment for securities available for sale.....       2,314       3,258
                  Net fair value adjustment for derivative instruments............      16,883          --
                  Operating leases................................................       6,424       1,313
                  Deposit base premiums...........................................       2,777          --
                  Discount on loans...............................................       2,900       2,257
                  Equity investments in other financial institutions..............       3,656          --
                  FHLB stock dividends............................................         462         890
                  State taxes.....................................................         766         568
                  Other...........................................................         738         594
                                                                                      --------    --------
                      Deferred tax liabilities....................................      43,856      15,031
                                                                                      --------    --------
                      Net deferred tax assets.....................................    $ 50,690      62,925
                                                                                      ========    ========

         The realization of First Banks' net deferred tax assets is based on the availability of carrybacks to prior taxable periods, the expectation of future taxable income and the utilization of tax planning strategies. Based on these factors, management believes it is more likely than not that First Banks will realize the recognized net deferred tax asset of $50.7 million. The net change in the valuation allowance, related to deferred tax assets, was a decrease of $13.1 million for the year ended December 31, 2001. The decrease was comprised of the reversal of valuation allowances resulting from the utilization of net operating losses and the reversal of the valuation allowances due to management's expectation of future taxable income sufficient to realize the net deferred assets of $50.7 million.
         Changes to the deferred tax asset valuation allowance for the years ended December 31 were as follows:

                                                                                       2001       2000       1999
                                                                                       ----       ----       ----
                                                                                    (dollars expressed in thousands)

              Balance, beginning of year.........................................    $ 13,075     14,746     17,179
              Current year deferred provision, change in
                  deferred tax valuation allowance...............................      (8,104)      (405)      (735)
              Reduction attributable to utilization of deferred tax assets:
                 Adjustment to additional paid-in capital........................      (4,971)        --       (811)
                 Adjustment to intangibles associated with the
                    purchase of subsidiaries.....................................          --     (1,266)      (887)
                                                                                     --------    -------    -------
              Balance, end of year...............................................    $     --     13,075     14,746
                                                                                     ========    =======    =======

         The valuation allowances were established by First Banks in connection with three separate acquisitions that occurred in 1994 and 1995. First Banks acquired BancTEXAS Group, Inc. in 1994 and CCB Bancorp, Inc. and First Commercial Bancorp, Inc. in 1995.

         The ability to utilize the deferred tax assets recorded in connection with these acquisitions was subject to a number of limitations. Among these limitations was the restriction that net operating losses and other attributes can only be used against income generated by the acquired subsidiaries and, also, limitations were placed on the amount of net operating losses utilized during a specified period. The requirement that BancTEXAS Group, Inc. file separate Federal income tax returns placed further limitations on the ability to utilize the deferred tax assets. The prior operating history of the three acquired entities did not provide First Banks with adequate assurances to conclude at the time of the acquisition that it was more likely than not that the deferred tax assets would be realized.

         During the years 1995 through 2000 to the extent that certain of the deferred tax assets were realized, the valuation allowances were reduced accordingly.
         During 2001, based on management's analysis, it was determined that the remaining valuation allowances were no longer needed. The reversal of the valuation allowances that were established in connection with the acquisition of BancTEXAS Group, Inc. and First Commercial Bancorp, Inc. were credited to additional paid-in capital as a result of the entities' implementation of quasi-reorganizations in 1994 and 1996. The reversal of the valuation allowance established as a result of the acquisition of CCB Bancorp, Inc. was credited to the provision for income taxes as there was no positive goodwill or other intangibles associated with the purchase of CCB Bancorp, Inc.
         The valuation allowance for deferred tax assets at December 31, 1999 included $1.3 million that was recognized in 2000 and credited to intangibles associated with the purchase of subsidiaries. In addition, the valuation allowance for deferred tax assets at December 31, 2000 included $5.0 million which was credited to additional paid-in capital in 2001 under the terms of the quasi-reorganizations implemented for FBA and First Commercial Bancorp, Inc. as of December 31, 1994 and 1996, respectively.

         At December 31, 2001 and 2000, the accumulation of prior years' earnings representing tax bad debt deductions were approximately $30.8 million. If these tax bad debt reserves were charged for losses other than bad debt losses, First Bank and FB&T would be required to recognize taxable income in the amount of the charge. It is not contemplated that such tax-restricted retained earnings will be used in a manner that would create federal income tax liabilities.
         At December 31, 2001 and 2000, for federal income taxes purposes, First Banks had net operating loss carryforwards of approximately $126.0 million and $134.4 million, respectively. The net operating loss carryforwards for First Banks expire as follows:

                                                              (dollars expressed
                                                                 in thousands)

         Year ending December 31:
            2002.................................................   $   1,362
            2003.................................................       1,854
            2004.................................................       2,407
            2005.................................................      16,523
            2006.................................................       3,461
            2007 - 2020..........................................     100,392
                                                                    ---------
                Total............................................   $ 125,999
                                                                    =========

 (13)    EARNINGS PER COMMON SHARE

         The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations for the periods indicated:

                                                                               Income         Shares        Per Share
                                                                             (numerator)   (denominator)     Amount
                                                                             -----------   -------------     ------
                                                                           (dollars in thousands, except per share data)
     Year ended December 31, 2001:
         Basic EPS - income before cumulative effect.....................    $  65,104         23,661       $2,751.54
         Cumulative effect of change in accounting principle, net of tax.       (1,376)            --          (58.16)
                                                                             ---------        -------       ---------
         Basic EPS - income available to common stockholders.............       63,728         23,661       $2,693.38
         Effect of dilutive securities:
           Class A convertible preferred stock...........................          769            893          (66.61)
                                                                             ---------        -------       ---------
         Diluted EPS - income available to common stockholders...........    $  64,497         24,554       $2,626.77
                                                                             =========        =======       =========


     Year ended December 31, 2000:
         Basic EPS - income available to common stockholders.............    $  55,321         23,661       $2,338.04
         Effect of dilutive securities:
           Class A convertible preferred stock...........................          769          1,076          (70.63)
                                                                             ---------        -------       ---------
         Diluted EPS - income available to common stockholders...........    $  56,090         24,737       $2,267.41
                                                                             =========        =======       =========

     Year ended December 31, 1999:
         Basic EPS - income available to common stockholders.............    $  43,392         23,661       $1,833.91
         Effect of dilutive securities:
           Class A convertible preferred stock...........................          769          1,212          (58.44)
                                                                             ---------        -------       ---------
         Diluted EPS - income available to common stockholders...........    $  44,161         24,873       $1,775.47
                                                                             =========        =======       =========

(14)     CREDIT COMMITMENTS

         First Banks is a party to commitments to extend credit and commercial and standby letters in credit in the normal course of business to meet the financing needs of its customers. These instruments involve, in varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The interest rate risk associated with these credit commitments relates primarily to the commitments to originate fixed-rate loans. As more fully discussed in Note 5 to the accompanying consolidated financial statements, the interest rate risk of the commitments to originate fixed-rate loans has been hedged with forward contracts to sell mortgage-backed securities. The credit risk amounts are equal to the contractual amounts, assuming the amounts are fully advanced and the collateral or other security is of no value. First Banks uses the same credit policies in granting commitments and conditional obligations as it does for on-balance-sheet items.
         Commitments to extend credit at December 31 were as follows:


                                                                                              December 31,
                                                                                              ------------
                                                                                            2001         2000
                                                                                            ----         ----
                                                                                   (dollars expressed in thousands)

              Commitments to extend credit..........................................   $ 1,723,568    1,484,278
              Commercial and standby letters of credit..............................       137,345       94,802
                                                                                       -----------     --------
                                                                                       $ 1,860,913     1,579,080
                                                                                       ===========     =========

         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant, equipment, income-producing commercial properties or single family residential properties. Collateral is generally required except for consumer credit card commitments.
         Commercial and standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Most letters of credit extend for less than one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Upon issuance of the commitments, First Banks typically holds marketable securities, certificates of deposit, inventory, real property or other assets as collateral supporting those commitments for which collateral is deemed necessary.


(15)     FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair value of financial instruments is management's estimate of the values at which the instruments could be exchanged in a transaction between willing parties. These estimates are subjective and may vary significantly from amounts that would be realized in actual transactions. In addition, other significant assets are not considered financial assets including the mortgage banking operation, deferred tax assets, bank premises and equipment and intangibles associated with the purchase of subsidiaries. Further, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

         The estimated fair value of First Banks' financial instruments at December 31 were as follows:

                                                                        2001                          2000
                                                              ------------------------       -----------------------
                                                              Carrying        Estimated     Carrying       Estimated
                                                                Value        Fair Value       Value       Fair Value
                                                                -----        ----------       -----       ----------
                                                                            (dollars expressed in thousands)
     Financial Assets:
       Cash and cash equivalents..........................   $  241,874        241,874       198,279         198,279
       Investment securities:
         Available for sale...............................      610,466        610,466       539,386         539,386
         Held to maturity.................................       20,602         20,812        24,148          24,507
       Net loans..........................................    5,311,705      5,346,853     4,670,673       4,694,594
       Derivative instruments.............................       54,889         54,889         3,759          16,208
       Accrued interest receivable........................       37,349         37,349        45,226          45,226
       Forward contracts to sell
         mortgage-backed securities.......................          545            545            --            (202)
                                                              =========      =========     =========       =========

     Financial Liabilities:
       Deposits:
         Demand:
           Non-interest-bearing...........................   $  921,455        921,455       808,251         808,251
           Interest-bearing...............................      629,015        629,015       448,146         448,146
         Savings and money market.........................    1,832,939      1,832,939     1,447,898       1,447,898
         Time deposits....................................    2,300,495      2,342,892     2,308,120       2,351,418
         Short-term borrowings............................      243,134        243,134       140,569         140,569
         Note payable.....................................       27,500         27,500        83,000          83,000
         Accrued interest payable.........................       16,006         16,006        23,227          23,227
         Interest rate lock commitments...................        1,048          1,048            --           4,183
         Guaranteed preferred beneficial interests
           in subordinated debentures.....................      235,881        256,278       182,849         185,608
                                                             ==========     ==========    ==========      ==========
     Off-Balance Sheet - Credit commitments...............   $       --             --            --              --
                                                             ==========     ==========    ==========      ==========


         The following methods and assumptions were used in estimating the fair value of financial instruments:

Financial Assets:

         Cash and cash equivalents and accrued interest receivable: The carrying values reported in the consolidated balance sheets approximate fair value.

         Investment securities: The fair value of investment securities available for sale is the amount reported in the consolidated balance sheets. The fair value of investment securities held to maturity is based on quoted market prices where available. If quoted market prices were not available, the fair value was based upon quoted market prices of comparable instruments.

         Net loans: The fair value of most loans held for portfolio was estimated utilizing discounted cash flow calculations that applied interest rates currently being offered for similar loans to borrowers with similar risk profiles. The fair value of loans held for sale, which is the amount reported in the consolidated balance sheets, is based on quoted market prices where available. If quoted market prices were not available, the fair value was based upon quoted market prices of comparable instruments. The carrying value of loans is net of the allowance for loan losses and unearned discount.

         Derivative instruments: The fair value of derivative instruments is based on quoted market prices where available. If quoted market prices were not available, the fair value was based upon quoted market prices of comparable instruments.

         Forward contracts to sell mortgage-backed securities: The fair value of forward contracts to sell mortgage-backed securities is based upon quoted market prices. The fair value of these contracts has been reflected in the consolidated balance sheets in the carrying value of the loans held for sale portfolio.

Financial Liabilities:

         Deposits: The fair value disclosed for deposits generally payable on demand (i.e., non-interest-bearing and interest-bearing demand, savings and money market accounts) is considered equal to their respective carrying amounts as reported in the consolidated balance sheets. The fair value disclosed for demand deposits does not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market. The fair value disclosed for certificates of deposit was estimated utilizing a discounted cash flow calculation that applied interest rates currently being offered on similar certificates to a schedule of aggregated monthly maturities of time deposits.

         Short-term borrowings, note payable, accrued interest payable and interest rate lock commitments: The carrying values reported in the consolidated balance sheets approximate fair value.

         Guaranteed preferred beneficial interests in subordinated debentures:
The fair value is based on quoted market prices.

Off-Balance-Sheet:

         Credit commitments: The majority of the commitments to extend credit and commercial and standby letters of credit contain variable interest rates and credit deterioration clauses and, therefore, the carrying value of these credit commitments reported in the consolidated balance sheets approximates fair value.

(16)     EMPLOYEE BENEFITS

         First Banks' 401(k) plan is a self-administered savings and incentive plan covering substantially all employees. Under the plan, employer-matching contributions are determined annually by First Banks' Board of Directors. Employee contributions are limited to 15% of the employee's annual compensation, not to exceed $10,500 for 2001. Total employer contributions under the plan were $1.3 million, $1.1 million and $863,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The plan assets are held and managed under a trust agreement with First Bank's trust department.

(17)     PREFERRED STOCK

         First Banks has two classes of preferred stock outstanding. The Class A preferred stock is convertible into shares of common stock at a rate based on the ratio of the par value of the preferred stock to the current market value of the common stock at the date of conversion, to be determined by independent appraisal at the time of conversion. Shares of Class A preferred stock may be redeemed by First Banks at any time at 105.0% of par value. The Class B preferred stock may not be redeemed or converted. The redemption of any issue of preferred stock requires the prior approval of the Federal Reserve Board.
         The holders of the Class A and Class B preferred stock have full voting rights. Dividends on the Class A and Class B preferred stock are adjustable quarterly based on the highest of the Treasury Bill Rate or the Ten Year Constant Maturity Rate for the two-week period immediately preceding the beginning of the quarter. This rate shall not be less than 6.0% nor more than 12.0% on the Class A preferred stock, or less than 7.0% nor more than 15.0% on the Class B preferred stock. The annual dividend rates for the Class A and Class B preferred stock were 6.0% and 7.0%, respectively, for the years ended December 31, 2001, 2000 and 1999.
         In addition to the Class A and Class B preferred stock, First Banks has three issues of trust preferred securities outstanding and FBA has one issue of trust preferred securities outstanding. The structure of the trust preferred securities, as further described in Note 10, satisfies the regulatory requirements for inclusion, subject to certain limitation, in First Banks' capital base.

 (18)    TRANSACTIONS WITH RELATED PARTIES

         Outside of normal customer relationships, no directors or officers of First Banks, no stockholders holding over 5% of First Banks' voting securities and no corporations or firms with which such persons or entities are associated currently maintain or have maintained, since the beginning of the last full fiscal year, any significant business or personal relationships with First Banks or its subsidiaries, other than that which arises by virtue of such position or ownership interest in First Banks or its subsidiaries, except as described in the following paragraphs.
         During 2001, 2000 and 1999, Tidal Insurance Limited (Tidal), a corporation owned indirectly by First Banks' Chairman and his adult children, received approximately $132,000, $212,000 and $316,000, respectively, in insurance premiums for accident, health and life insurance policies purchased by loan customers of First Banks. The insurance policies are issued by an unaffiliated company and subsequently ceded to Tidal. First Banks believes the premiums paid by the loan customers of First Banks are comparable to those that such loan customers would have paid if the premiums were subsequently ceded to an unaffiliated third-party insurer.
         During 2001, 2000 and 1999, First Securities America, Inc. (FSA), a corporation established and administered by and for the benefit of First Banks' Chairman and members of his immediate family, received approximately $316,000, $235,000 and $194,000, respectively, in commissions and insurance premiums for policies purchased by First Banks or customers of the Subsidiary Banks from unaffiliated, third-party insurors. The insurance premiums on which the aforementioned commissions were earned were competitively bid, and First Banks deems the commissions FSA earned from unaffiliated third-party companies to be comparable to those that would have been earned by an unaffiliated third-party agent.
         First Brokerage America, L.L.C., a limited liability corporation which is indirectly owned by First Banks' Chairman and members of his immediate family, received approximately $3.0 million, $2.1 million and $2.3 million for the years ended December 31, 2001, 2000 and 1999, respectively, in commissions paid by unaffiliated third-party companies. The commissions received were primarily in connection with the sales of annuities, securities and other insurance products to customers of the Subsidiary Banks.
         First Services, L.P., a limited partnership indirectly owned by First Banks' Chairman and his adult children, provides information technology and various related services to First Banks, Inc. and its Subsidiary Banks. Fees paid under agreements with First Services, L.P., were $23.1 million, $19.3 million and $16.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. During 2001, 2000 and 1999, First Services, L.P. paid First Banks $2.0 million, $1.8 million and $1.2 million, respectively, in rental fees for the use of data processing and other equipment owned by First Banks.

(19)     CAPITAL STOCK OF FIRST BANKS AMERICA, INC.

      First Banks owned 2,500,000 shares of FBA's Class B common stock and 9,545,107 shares of FBA's common stock at December 31, 2001, representing 93.69% of FBA's outstanding voting stock. In comparison, First Banks owned 2,500,000 shares of FBA's Class B common stock and 8,741,350 shares of FBA's common stock at December 31, 2001, representing 92.86% of FBA's outstanding voting stock. The increase for 2001 is attributable to FBA's issuance of 803,757 shares of its common stock to First Banks in conjunction with FBA's purchase of BYL Bancorp on October 31, 2001. FBA's common stock is publicly traded on the New York Stock Exchange.

(20)     BUSINESS SEGMENT RESULTS

         First Banks' business segments are its Subsidiary Banks. The reportable business segments are consistent with the management structure of First Banks, the Subsidiary Banks and the internal reporting system that monitors performance.
         Through the respective branch networks, the Subsidiary Banks provide similar products and services in their defined geographic areas. The products and services offered include a broad range of commercial and personal deposit products, including demand, savings, money market and time deposit accounts. In addition, the Subsidiary Banks market combined basic services for various customer groups, including packaged accounts for more affluent customers, and sweep accounts, lock-box deposits and cash management products for commercial customers. The Subsidiary Banks also offer both consumer and commercial loans. Consumer lending includes residential real estate, home equity and installment lending. Commercial lending includes commercial, financial and agricultural loans, real estate construction and development loans, commercial real estate loans, asset-based loans, commercial leasing and trade financing.



                                                        First Bank                               FB&T (1)
                                            ---------------------------------       ----------------------------------
                                             2001           2000         1999       2001           2000           1999
                                             ----           ----         ----       ----           ----           ----
                                                                        (dollars expressed in thousands)
Balance sheet information:

Investment securities...................  $  245,365       214,005     241,624        368,207     330,478      192,357
Loans, net of unearned discount.........   3,086,023     2,694,005   2,527,649      2,323,263   2,058,628    1,469,093
Goodwill................................      19,165         9,281      12,143         96,695      74,609       32,342
Total assets............................   3,707,081     3,152,885   3,028,046      3,057,920   2,733,545    1,854,827
Deposits................................   3,142,676     2,729,489   2,689,671      2,555,396   2,306,469    1,590,490
Note payable............................          --            --          --             --          --           --
Stockholders' equity....................     321,336       273,848     263,466        398,713     333,186      204,617
                                          ==========    ==========   =========      =========   =========    =========

Income statement information:

Interest income.........................  $  236,889       247,290     221,195        208,291     176,902      132,407
Interest expense........................     111,410       115,421     105,231         78,547      71,167       51,544
                                          ----------    ----------   ---------      ---------   ---------    ---------
     Net interest income................     125,479       131,869     115,964        129,744     105,735       80,863
Provision for loan losses...............      18,500        12,250       8,890          5,010       1,877        4,183
                                          ----------    ----------   ---------      ---------   ---------    ---------
     Net interest income after
       provision for loan losses........     106,979       119,619     107,074        124,734     103,858       76,680
Noninterest income......................      53,623        32,152      32,260         27,469      12,343       10,774
Noninterest expense.....................     105,550        90,746      77,786         89,112      65,567       54,992
                                          ----------    ----------   ---------      ---------   ---------    ---------
     Income before provision for
       income taxes, minority interest
       in income of subsidiary and
       cumulative effect of change in
       accounting principle.............      55,052        61,025      61,548         63,091      50,634       32,462
Provision for income taxes..............      19,246        20,889      20,811         16,972      20,064       12,353
                                          ----------    ----------   ---------      ---------   ---------    ---------
     Income before minority interest
       in income of subsidiary and
       cumulative effect of change
       in accounting principle..........      35,806        40,136      40,737         46,119      30,570       20,109
Minority interest in income
     of subsidiary......................          --            --          --             --          --           --
                                          ----------    ----------   ---------      ---------    --------    ---------
     Income before cumulative effect
       of change in accounting
       principle........................      35,806        40,136      40,737         46,119      30,570       20,109
Cumulative effect of change in
   accounting principle, net of tax.....        (917)           --          --           (459)         --           --
                                          ----------    ----------   ---------      ---------   ---------    ---------
     Net income.........................  $   34,889        40,136      40,737         45,660      30,570       20,109
                                          ==========    ==========   =========      =========   =========    =========
------------------------
(1)  Includes BSF, which was acquired by FBA on December 31, 2000.
(2)  Corporate and other includes $12.1 million, $8.6 million and $7.9 million of guaranteed preferred debentures interest expense, after applicable income tax benefit of $6.5 million, $4.6 million and $4.2 million, for the years ended December 31, 2001, 2000 and 1999, respectively.

         Other financial services include mortgage banking, debit cards, brokerage services, credit-related insurance, automated teller machines, telephone banking, safe deposit boxes, escrow and bankruptcy deposit services, stock option services, and trust, private banking and institutional money management services. The revenues generated by each business segment consist primarily of interest income, generated from the loan and investment security portfolios, and service charges and fees, generated from the deposit products and services. The geographic areas include Missouri, Illinois, southern and northern California and Houston, Dallas, Irving and McKinney Texas. The products and services are offered to customers primarily within their respective geographic areas, with the exception of loan participations executed between the Subsidiary Banks.
         The business segment results are consistent with First Banks' internal reporting system and, in all material respects, with generally accepted accounting principles and practices predominant in the banking industry. Such principles and practices are summarized in Note 1 to the consolidated financial statements.

                                                 Corporate, Other and
           Total Segments                  Intercompany Reclassifications (2)                Consolidated Totals
------------------------------------     ---------------------------------------    -----------------------------------
    2001         2000         1999           2001         2000         1999             2001          2000       1999
    ----         ----         ----           ----         ----         ----             ----          ----       ----

                                               (dollars expressed in thousands)

   613,572     544,483      433,981         17,496       19,051      17,666           631,068       563,534     451,647
 5,409,286   4,752,633    3,996,742           (417)        (368)       (418)        5,408,869     4,752,265   3,996,324
   115,860      83,890       44,485             --        1,131       1,440           115,860        85,021      45,925
 6,765,001   5,886,430    4,882,873         13,450       (9,739)    (15,126)        6,778,451     5,876,691   4,867,747
 5,698,072   5,035,958    4,280,161        (14,168)     (23,543)    (28,347)        5,683,904     5,012,415   4,251,814
        --          --           --         27,500       83,000      64,000            27,500        83,000      64,000
   720,049     607,034      468,083       (271,392)    (254,188)   (173,178)          448,657       352,846     294,905
==========   =========    =========      =========    =========   =========        ==========    ==========  ==========


   445,180     424,192      353,602           (437)      (1,366)       (520)          444,743       422,826     353,082
   189,957     186,588      156,775         19,647       14,264      13,976           209,604       200,852     170,751
----------   ---------    ---------      ---------    ---------   ---------        ----------    ----------  ----------
   255,223     237,604      196,827        (20,084)     (15,630)    (14,496)          235,139       221,974     182,331
    23,510      14,127       13,073             --           --          --            23,510        14,127      13,073
----------   ---------    ---------      ---------    ---------   ---------        ----------    ----------  ----------

   231,713     223,477      183,754        (20,084)     (15,630)    (14,496)          211,629       207,847     169,258
    81,092      44,495       43,034         17,517       (1,717)     (1,384)           98,609        42,778      41,650
   194,662     156,313      132,778         17,009        1,677       5,979           211,671       157,990     138,757
----------   ---------    ---------      ---------    ---------   ---------        ----------    ----------  ----------



   118,143     111,659       94,010        (19,576)     (19,024)    (21,859)           98,567        92,635      72,151
    36,218      40,953       33,164         (6,170)      (6,471)     (6,851)           30,048        34,482      26,313
----------   ---------    ---------      ---------    ---------   ---------        ----------    ----------  ----------



    81,925      70,706       60,846        (13,406)     (12,553)    (15,008)           68,519        58,153      45,838
        --          --           --          2,629        2,046       1,660             2,629         2,046       1,660
----------   ---------    ---------      ---------    ---------    --------        ----------    ----------   ---------

    81,925      70,706       60,846        (16,035)     (14,599)    (16,668)           65,890        56,107      44,178

    (1,376)         --           --           --             --          --            (1,376)           --          --
----------   ---------    ---------      ---------    ---------   ---------        ----------    ----------  ----------
    80,549      70,706       60,846        (16,035)     (14,599)    (16,668)           64,514        56,107      44,178
==========   =========    =========      =========    =========   =========        ==========    ==========  ==========



(21)     REGULATORY CAPITAL

         First Banks and the Subsidiary Banks are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on First Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, First Banks and the Subsidiary Banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
         Quantitative measures established by regulation to ensure capital adequacy require First Banks and the Subsidiary Banks to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2001, First Banks and the Subsidiary Banks were each well capitalized.
         As of December 31, 2001, the most recent notification from First Banks' primary regulator categorized First Banks and the Subsidiary Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, First Banks and the Subsidiary Banks must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below.
         At December 31, 2001 and 2000, First Banks' and the Subsidiary Banks' required and actual capital ratios were as follows:


                                                                                                         To be Well
                                                               Actual                                 Capitalized Under
                                                               ------              For Capital        Prompt Corrective
                                                          2001         2000     Adequacy Purposes     Action Provisions
                                                          ----         ----     -----------------     -----------------

     Total capital (to risk-weighted assets):
              First Banks.............................    10.53        10.21%          8.0%                 10.0%
              First Bank..............................    10.14        10.71           8.0                  10.0
              FB&T....................................    11.27        10.58           8.0                  10.0

     Tier 1 capital (to risk-weighted assets):
              First Banks.............................     7.57         7.56           4.0                   6.0
              First Bank..............................     8.89         9.46           4.0                   6.0
              FB&T....................................    10.02         9.32           4.0                   6.0

     Tier 1 capital (to average assets):
              First Banks.............................     7.25         7.46           3.0                   5.0
              First Bank..............................     8.67         8.49           3.0                   5.0
              FB&T....................................     9.47         9.27           3.0                   5.0


(22)     DISTRIBUTION OF EARNINGS OF THE SUBSIDIARY BANKS

          The Subsidiary Banks are restricted by various state and federal regulations, as well as by the terms of the Credit Agreement described in Note 9, as to the amount of dividends which are available for payment to First Banks, Inc. Under the most restrictive of these requirements, the future payment of dividends from the Subsidiary Banks is limited to approximately $12.3 million at December 31, 2001, unless prior permission of the regulatory authorities and/or the lending banks is obtained.

(23)     PARENT COMPANY ONLY FINANCIAL INFORMATION

         Following are condensed balance sheets of First Banks, Inc. as of December 31, 2001 and 2000, and condensed statements of income and cash flows for the years ended December 31, 2001, 2000 and 1999:

                            CONDENSED BALANCE SHEETS

                                                                                           December 31,
                                                                                           ------------
                                                                                        2001         2000
                                                                                        ----         ----
                                                                                 (dollars expressed in thousands)
                                   Assets
                                   ------

     Cash deposited in subsidiary banks...........................................   $    4,894       8,079
     Investment securities........................................................       17,497      14,309
     Investment in subsidiaries...................................................      594,152     461,753
     Advances to FBA..............................................................       71,000      98,000
     Other assets.................................................................       10,232      15,333
                                                                                     ----------    --------
           Total assets...........................................................   $  697,775     597,474
                                                                                     ==========    ========

                    Liabilities and Stockholders' Equity
                    ------------------------------------

     Note payable................................................................    $   27,500      83,000
     Subordinated debentures.....................................................       205,103     148,196
     Accrued expenses and other liabilities......................................        16,515      13,432
                                                                                     ----------    --------
           Total liabilities.....................................................       249,118     244,628
     Stockholders' equity........................................................       448,657     352,846
                                                                                     ----------    --------
           Total liabilities and stockholders' equity............................    $  697,775     597,474
                                                                                     ==========    ========



                         CONDENSED STATEMENTS OF INCOME

                                                                                    Years Ended December 31,
                                                                               ---------------------------------
                                                                                  2001        2000        1999
                                                                                  ----        ----        ----
                                                                                (dollars expressed in thousands)

     Income:
       Dividends from subsidiaries........................................    $  53,500      43,000      25,250
       Management fees from subsidiaries..................................       20,443      17,325      12,977
       Gain on sale of securities.........................................       19,134          --          --
       Other..............................................................        6,008       1,956       1,313
                                                                              ---------      ------      ------
           Total income...................................................       99,085      62,281      39,540
                                                                              ---------      ------      ------
     Expense:
       Interest...........................................................       17,759      13,511      11,958
       Salaries and employee benefits.....................................       13,309      12,180       8,999
       Legal, examination and professional fees...........................        2,895       2,031       7,006
       Other..............................................................       20,339       4,422       4,617
                                                                              ---------      ------      ------
           Total expense..................................................       54,302      32,144      32,580
                                                                              ---------      ------      ------
           Income before income tax benefit and equity
              in undistributed earnings of subsidiary.....................       44,783      30,137       6,960
     Income tax benefit...................................................       (2,418)     (3,922)     (5,649)
                                                                              ---------      ------      ------
           Income before equity in undistributed earnings of subsidiary...       47,201      34,059      12,609
     Equity in undistributed earnings of subsidiary.......................       17,313      22,048      31,569
                                                                              ---------      ------      ------
           Net income.....................................................    $  64,514      56,107      44,178
                                                                              =========      ======      ======

                         CONDENSED STATEMENTS OF CASH FLOWS

                                                                                   Years Ended December 31,
                                                                            -------------------------------------
                                                                              2001          2000           1999
                                                                              ----          ----           ----
                                                                               (dollars expressed in thousands)

     Cash flows from operating activities:
       Net income......................................................   $  64,514        56,107         44,178
       Adjustments to reconcile net income to net cash provided by operating activities:
           Net income of subsidiaries..................................     (70,730)      (64,937)       (56,676)
           Dividends from subsidiaries.................................      53,500        43,000         25,250
           Other, net..................................................      (3,875)          272          1,900
                                                                          ---------      --------        -------
              Net cash provided by operating activities................      43,409        34,442         14,652
                                                                          ---------      --------        -------

     Cash flows from investing activities:
       Increase in investment securities...............................      (9,382)         (860)          (100)
       Investment in common securities of First Preferred III and II...      (1,707)       (1,778)            --
       Acquisitions of subsidiaries....................................     (63,767)           --        (31,500)
       Capital contributions to subsidiaries...........................      (5,900)       (6,100)        (3,000)
       Return of subsidiary capital....................................          --            --         10,000
       Decrease (increase) in advances to subsidiary...................      27,000       (98,000)            --
       Other, net......................................................       6,540        (1,464)        (3,646)
                                                                          ---------      --------        -------
              Net cash used in investing activities....................     (47,216)     (108,202)       (28,246)
                                                                          ---------      --------        -------

     Cash flows from financing activities:
       (Decrease) increase in note payable.............................     (55,500)       19,000         13,952
       Proceeds from issuance of First Preferred III and II
         subordinated debentures.......................................      56,908        59,278             --
       Payment of preferred stock dividends............................        (786)         (786)          (786)
                                                                          ---------      --------        -------
              Net cash provided by financing activities................         622        77,492         13,166
                                                                          ---------      --------        -------
              Net (decrease) increase in cash and cash equivalents.....      (3,185)        3,732           (428)
     Cash deposited in subsidiary banks, beginning of year.............       8,079         4,347          4,775
                                                                          ---------      --------        -------
     Cash deposited in subsidiary banks, end of year...................   $   4,894         8,079          4,347
                                                                          =========      ========        =======

     Noncash investing activities:
       Cash paid for interest..........................................   $  21,068        10,410         11,750
       Reduction of deferred tax valuation reserve.....................         636            --            811
                                                                          =========      ========        =======

(24)     CONTINGENT LIABILITIES

         In the ordinary course of business, First Banks and its subsidiaries become involved in legal proceedings. Management, in consultation with legal counsel, believes the ultimate resolution of these proceedings will not have a material adverse effect on the financial condition or results of operations of First Banks and/or its subsidiaries.

(25)     SUBSEQUENT EVENTS

         On January 15, 2002, First Banks completed its acquisition of Plains Financial Corporation (PFC) and its wholly owned banking subsidiary, PlainsBank of Illinois, National Association (PlainsBank), Des Plaines, Illinois, in exchange for $36.5 million in cash. PFC operated a total of three banking facilities in Des Plaines, Illinois, and one banking facility in Elk Grove Village, Illinois. The acquisition was funded from borrowings under First Banks' credit agreement with a group of unaffiliated financial institutions. At the time of the transaction, PFC had $256.3 million in total assets, $150.4 million in loans, net of unearned discount, $81.0 million in investment securities and $213.4 million in deposits. This transaction was accounted for using the purchase method of accounting. Goodwill was approximately $11.1 million and is not expected to be tax deductible. Goodwill will not be amortized, but instead will be periodically tested for impairment in accordance with the requirements of SFAS 142. The core deposit intangibles were approximately $2.9 million and will be amortized over approximately seven years utilizing the straight-line method. PFC was merged with and into UFG, and PlainsBank was merged with and into First Bank.

 (26)    INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

         Basis of Presentation. The unaudited interim consolidated financial statements include the accounts of First Banks and its subsidiaries after elimination of material intercompany transactions. These unaudited interim consolidated financial statements, in the opinion of management, include all adjustments necessary for the fair presentation thereof. All adjustments made were of a normal and recurring nature. Operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.
         The consolidated financial statements include the accounts of the parent company and its subsidiaries, net of minority interest, as more fully described below. All significant intercompany accounts and transactions have been eliminated. Certain reclassifications of 2001 amounts have been made to conform with the 2002 presentation. In particular, the guaranteed preferred beneficial interests in First Banks, Inc. and First Banks America, Inc. subordinated debentures have been reclassified into the liabilities section on the consolidated balance sheets rather than presented as a separate line item excluded from the calculation of total liabilities. Consequently, the guaranteed preferred debentures expense has been reclassified to interest expense from noninterest expense in the consolidated statements of income.

         Implementation of New Accounting Standard. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142 -- Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets, as discussed below. The amortization of goodwill ceased upon adoption of SFAS No. 142, which for calendar year-end companies was January 1, 2002.
         On January 1, 2002, First Banks adopted SFAS No. 142. At the date of adoption, First Banks had unamortized goodwill of $115.9 million and core deposit intangibles of $9.6 million, which were subject to the transition provisions of SFAS No. 142. Under SFAS No. 142, First Banks continues to amortize, on a straight-line basis, its core deposit intangibles and goodwill associated with purchases of branch offices. Goodwill associated with the purchase of subsidiaries will no longer be amortized, but instead, will be tested annually for impairment following First Banks' existing methods of measuring and recording impairment losses.
         First Banks completed the transitional goodwill impairment test required under SFAS No. 142, to determine the potential impact, if any, on the consolidated financial statements. The results of the transitional goodwill impairment testing did not identify any goodwill impairment losses.
         Intangible assets associated with the purchase of subsidiaries, net of amortization, were comprised of the following at September 30, 2002 and December 31, 2001:

                                                     September 30, 2002              December 31, 2001
                                                ----------------------------  ----------------------------
                                                   Gross                          Gross
                                                 Carrying       Accumulated     Carrying      Accumulated
                                                  Amount       Amortization      Amount      Amortization
                                                  ------       ------------      ------      ------------
                                                             (dollars expressed in thousands)

     Amortized intangible assets:
         Core deposit intangibles...........    $   13,871         (1,372)         9,580               --
         Goodwill associated with
           purchases of branch offices......         2,210           (684)         2,210             (576)
                                                ----------        -------       --------          -------
              Total.........................    $   16,081         (2,056)        11,790             (576)
                                                ==========        =======       ========          =======

     Unamortized intangible assets:
         Goodwill associated with the
           purchase of subsidiaries.........    $  126,234                       114,226
                                                ==========                      ========

         Amortization of intangibles associated with the purchase of subsidiaries and branch offices was $1.5 million for the nine months ended September 30, 2002, and $5.6 million for the comparable period in 2001. Amortization of intangibles associated with the purchase of subsidiaries, including amortization of core deposit intangibles and branch purchases, has been estimated through 2007 in the following table, and does not take into consideration any potential future acquisitions or branch purchases.

                                                              (dollars expressed
                                                                 in thousands)

         Year ending December 31:
             2002 (1)...........................................    $ 2,012
             2003...............................................      2,129
             2004...............................................      2,129
             2005...............................................      2,129
             2006...............................................      2,129
             2007...............................................      2,129
                                                                    -------
                Total...........................................    $12,657
                                                                    =======
             ---------------------
             (1) Includes $1.5 million of amortization for the nine months ended
                 September 30, 2002.

         Changes in the carrying amount of goodwill for the nine months ended September 30, 2002 were as follows:

                                                         Nine Months Ended September 30, 2002
                                                         ------------------------------------
                                                       First Bank        FB&T            Total
                                                       ----------        ----            -----
                                                         (dollars expressed in thousands)

     Balance, beginning of period....................   $ 19,165        96,695         115,860
     Goodwill acquired during period.................     12,577            --          12,577
     Acquisition-related adjustments.................       (569)           --            (569)
     Amortization - purchases of branch offices......         --          (108)           (108)
                                                        --------        ------        --------
     Balance, end of period..........................   $ 31,173        96,587         127,760
                                                        ========        ======        ========

         The following is a reconciliation of reported net income to net income adjusted to reflect the adoption of SFAS No. 142, as if it had been implemented on January 1, 2001:

                                                                            Nine Months Ended
                                                                              September 30,
                                                                         ---------------------
                                                                         2002             2001
                                                                         ----             ----
                                                                    (dollars expressed in thousands)
       Net income:
         Reported net income......................................     $  30,362          34,632
         Add back - goodwill amortization.........................            --           5,438
                                                                       ---------        --------
           Adjusted net income....................................     $  30,362          40,070
                                                                       =========        ========

       Basic earnings per share:
         Reported net income......................................     $1,261.05        1,441.51
         Add back - goodwill amortization.........................            --          229.86
                                                                       ---------        --------
           Adjusted net income....................................     $1,261.05        1,671.37
                                                                       =========        ========

       Diluted earnings per share:
         Reported net income......................................     $1,246.05        1,409.98
         Add back - goodwill amortization.........................            --          221.50
                                                                       ---------        --------
           Adjusted net income....................................     $1,246.05        1,631.48
                                                                       =========        ========

         Mortgage servicing rights are amortized in proportion to the related estimated net servicing income on a disaggregated, discounted basis over the estimated lives of the related mortgages considering the level of current and anticipated repayments, which range from five to 10 years. The weighted average amortization period of the mortgage servicing rights is approximately seven years.

         Changes in mortgage servicing rights, net of amortization, for the periods indicated were as follows:

                                                                        Nine Months Ended
                                                                          September 30,
                                                                      -------------------
                                                                      2002           2001
                                                                      ----           ----
                                                                (dollars expressed in thousands)

           Balance, beginning of period...........................    $10,125       7,048
           Originated mortgage servicing rights...................      5,958       4,693
           Amortization...........................................     (2,715)     (2,675)
                                                                      -------      ------
           Balance, end of period.................................    $13,368       9,066
                                                                      =======      ======

         Amortization of mortgage servicing rights, as it relates to the balance at September 30, 2002 of $13.4 million, has been estimated through 2006 in the following table:

                                                             (dollars expressed
                                                                in thousands)

         Year ending December 31:
             2002 (1)........................................   $ 3,699
             2003............................................     3,946
             2004............................................     3,758
             2005............................................     3,662
             2006............................................     1,095
                                                                -------
                Total........................................   $16,160
                                                                =======
             --------------------
             (1) Includes $2.7 million of amortization for the nine months ended
                 September 30, 2002.

         In August 2001, the FASB issued SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. SFAS No. 144 broadens the presentation of discontinued operations to include more disposal transactions. Therefore, the accounting for similar events and circumstances will be the same. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The provisions of SFAS No. 144 generally are to be applied prospectively. On January 1, 2002, First Banks implemented SFAS No. 144, which did not have a material effect on the consolidated financial statements.

         On October 1, 2002, the FASB issued SFAS No. 147 -- Acquisitions of Certain Financial Institutions, an amendment of SFAS No. 72 -- Accounting for Certain Acquisitions of Banking or Thrift Institutions and SFAS No. 144 -- Accounting for the Impairment or Disposal of Long-Lived Assets and FASB Interpretation No. 9 -- Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method. SFAS No. 147 addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for transactions between two or more mutual enterprises. SFAS No. 147 removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of SFAS No.
72. SFAS No. 147 also provides guidance on the accounting for impairment or disposal of acquired long-term customer-relationship intangible assets, including those acquired in transactions between two or more mutual enterprises. The provisions of SFAS No. 147 are effective for acquisitions on or after October 1, 2002. On October 1, 2002, First Banks implemented SFAS No. 147, which did not have a material effect on the consolidated financial statements.

         In November 2002, the FASB issued FASB Interpretation No. 45 -- Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. First Banks has evaluated the requirements of FASB Interpretation No. 45 and believes that it will not have a material effect on the consolidated financial statements other than the additional disclosure requirements.

        Business  Segment  Results.  The business segment  results as of and for the nine months ended September 30, 2002 and 2001, are summarized as follows:

                                                                                    First Bank          FB&T
                                                                                   September 30,    September 30,
                                                                                       2002             2002
                                                                                       ----             ----
                                                                                   (dollars expressed in thousands)

Balance sheet information:
Investment securities..............................................................  $  498,927        393,543
Loans, net of unearned discount....................................................   3,164,965      2,310,588
Goodwill...........................................................................      31,173         96,587
Total assets.......................................................................   4,063,159      3,135,105
Deposits...........................................................................   3,468,026      2,582,612
Note payable.......................................................................          --             --
Stockholders' equity...............................................................     370,842        396,298
                                                                                     ==========      =========

                                                                             First Bank                         FB&T
                                                                         Three Months Ended              Three Months Ended
                                                                            September 30,                   September 30,
                                                                     --------------------------        ----------------------
                                                                      2002                 2001          2002          2001
                                                                      ----                 ----          ----          ----

Income statement information:
Interest income.................................................     $ 58,046            59,779         47,653       50,773
Interest expense................................................       19,802            27,266         12,276       18,818
                                                                     --------          --------      ---------      -------
     Net interest income........................................       38,244            32,513         35,377       31,955
Provision for loan losses.......................................        6,500             4,800          7,200        2,000
                                                                     --------          --------      ---------      -------
     Net interest income after provision for loan losses........       31,744            27,713         28,177       29,955
                                                                     --------          --------      ---------      -------
Noninterest income..............................................       19,309            13,187          6,617        9,023
Noninterest expense.............................................       35,756            26,943         22,223       22,383
                                                                     --------          --------      ---------      -------
     Income before provision for income taxes
       and minority interest in income of subsidiary............       15,297            13,957         12,571       16,595
Provision for income taxes......................................        4,967             4,922          4,695        6,751
                                                                     --------          --------      ---------      -------
     Income before minority interest in income of subsidiary....       10,330             9,035          7,876        9,844
Minority interest in income of subsidiary.......................           --                --             --           --
                                                                     --------          --------      ---------      -------
     Net income.................................................     $ 10,330             9,035          7,876        9,844
                                                                     ========          ========      =========      =======

                                                                             First Bank                         FB&T
                                                                          Nine Months Ended               Nine Months Ended
                                                                            September 30,                   September 30,
                                                                     --------------------------        ---------------------
                                                                       2002               2001          2002          2001
                                                                       ----               ----          ----          ----
Income statement information:
Interest income.................................................     $177,682           182,765        141,787      157,851
Interest expense................................................       63,817            88,563         38,704       61,870
                                                                     --------          --------        -------      -------
     Net interest income........................................      113,865            94,202        103,083       95,981
Provision for loan losses.......................................       16,000            11,000         22,700        2,910
                                                                     --------          --------        -------      -------
     Net interest income after provision for loan losses........       97,865            83,202         80,383       93,071
                                                                     --------          --------        -------      -------
Noninterest income..............................................       48,996            38,992         17,416       19,876
Noninterest expense.............................................      107,189            75,810         65,056       65,346
                                                                     --------          --------        -------      -------
     Income before provision for income taxes,
       minority interest in income of subsidiary
       and cumulative effect of change
       in accounting principle..................................       39,672            46,384         32,743       47,601
Provision for income taxes......................................       12,900            16,249         12,317       18,807
                                                                     --------          --------        -------      -------
     Income before minority interest in income of
       subsidiary and cumulative effect of change in
       accounting principle.....................................       26,772            30,135         20,426       28,794
Minority interest in income of subsidiary.......................           --                --             --           --
                                                                     --------          --------        -------      -------
     Income before cumulative effect of change in
       accounting principle.....................................       26,772            30,135         20,426       28,794
Cumulative effect of change in accounting principle, net of tax.           --              (917)            --         (459)
                                                                     --------          --------        -------      -------
     Net income.................................................     $ 26,772            29,218         20,426       28,335
                                                                     ========          ========        =======      =======

---------------------------
(1)  Corporate and other includes $5.3 million and $4.5 million of guaranteed preferred debenture expense for the three months ended September 30, 2002 and 2001, respectively. The applicable income tax benefit associated with the guaranteed preferred debentures expense was $1.9 million and $1.6 million for the three months ended September 30, 2002 and 2001, respectively. For the nine months ended September 30, 2002 and 2001, respectively, corporate and other includes $18.6 million and $13.5 million of guaranteed preferred debenture expense. The applicable income tax benefit associated with the guaranteed preferred debentures expense was $6.5 million and $4.7 million for the nine months ended September 30, 2002 and 2001, respectively. In addition, corporate and other includes holding company expenses.


                                                  Corporate, Other and
           Total Segments                  Intercompany Reclassifications (1)               Consolidated Totals
--------------------------------------  ----------------------------------------  ----------------------------------------
September 30, 2002   December 31, 2001  September 30, 2002     December 31, 2001  September 30, 2002     December 31, 2001
------------------   -----------------  ------------------     ------------------ ------------------     -----------------
                        (dollars expressed in thousands)

       892,470              613,572            22,405                17,496              914,875               631,068
     5,475,553            5,409,286           (11,533)                 (417)           5,464,020             5,408,869

       127,760              115,860                --                    --              127,760               115,860
     7,198,264            6,765,001           (26,730)               13,450            7,171,534             6,778,451
     6,050,638            5,698,072           (24,935)              (14,168)           6,025,703             5,683,904
            --                   --                --                27,500                   --                27,500
       767,140              720,049          (260,946)             (271,392)             506,194               448,657
    ==========           ==========         =========             =========          ===========            ==========

                                                  Corporate, Other and
           Total Segments                  Intercompany Reclassifications (1)               Consolidated Totals
--------------------------------------    ------------------------------------    -----------------------------------------
         Three Months Ended                        Three Months Ended                       Three Months Ended
            September 30,                             September 30,                            September 30,
--------------------------------------    ------------------------------------    -----------------------------------------
      2002                 2001                 2002                 2001                2002                  2001
      ----                 ----                 ----                 ----                ----                  ----

    105,699              110,552                 112                   172             105,811               110,724
     32,078               46,084               5,552                 4,866              37,630                50,950
   --------             --------            --------              --------           ---------             ---------
     73,621               64,468              (5,440)               (4,694)             68,181                59,774
     13,700                6,800                  --                    --              13,700                 6,800
   --------             --------            --------              --------           ---------             ---------
     59,921               57,668              (5,440)               (4,694)             54,481                52,974
   --------             --------            --------              --------           ---------             ---------
     25,926               22,210                (450)                 (364)             25,476                21,846
     57,979               49,326               1,175                   997              59,154                50,323
   --------             --------            --------              --------           ---------             ---------

     27,868               30,552              (7,065)               (6,055)             20,803                24,497
      9,662               11,673              (2,290)               (2,134)              7,372                 9,539
   --------             --------            --------              --------           ---------             ---------
     18,206               18,879              (4,775)               (3,921)             13,431                14,958
         --                   --                 437                   577                 437                   577
   --------             --------            --------              --------           ---------             ---------
     18,206               18,879              (5,212)               (4,498)             12,994                14,381
   ========             ========            ========              ========           =========             =========


                                                  Corporate, Other and
           Total Segments                  Intercompany Reclassifications (1)               Consolidated Totals
--------------------------------------  --------------------------------------    -----------------------------------------
          Nine Months Ended                         Nine Months Ended                        Nine Months Ended
            September 30,                             September 30,                            September 30,
--------------------------------------  --------------------------------------    -----------------------------------------
     2002                  2001                2002                  2001               2002                  2001
     ----                  ----                ----                  ----               ----                  ----

    319,469              340,616                 257                  (499)            319,726               340,117
    102,521              150,433              19,214                14,407             121,735               164,840
   --------             --------            --------              --------           ---------             ---------
    216,948              190,183             (18,957)              (14,906)            197,991               175,277
     38,700               13,910                  --                    --              38,700                13,910
   --------             --------            --------              --------           ---------             ---------
    178,248              176,273             (18,957)              (14,906)            159,291               161,367
   --------             --------            --------              --------           ---------             ---------
     66,412               58,868              (1,572)               (1,124)             64,840                57,744
    172,245              141,156               2,987                16,205             175,232               157,361
   --------             --------            --------              --------           ---------             ---------


     72,415               93,985             (23,516)              (32,235)             48,899                61,750
     25,217               35,056              (7,746)              (10,936)             17,471                24,120
   --------             --------            --------              --------           ---------             ---------


     47,198               58,929             (15,770)              (21,299)             31,428                37,630
         --                   --               1,066                 1,622               1,066                 1,622
   --------             --------            --------              --------           ---------             ---------

     47,198               58,929             (16,836)              (22,921)             30,362                36,008
         --               (1,376)                 --                    --                  --                (1,376)
   --------             --------            --------              --------           ---------             ---------
     47,198               57,553             (16,836)              (22,921)             30,362                34,632
   ========             ========            ========              ========           =========             =========


         Change in Accounting Estimate. First Banks has followed the practice of amortizing its deferred issuance costs associated with its guaranteed preferred beneficial interests in its subordinated debentures over the 30-year period through the respective maturity date of each issue. In 2002, First Banks reviewed this practice relative to the significant decline in prevailing interest rates experienced in 2001 and continuing in 2002 and determined that it was probable that some or all of the existing issues would be called by First Banks prior to their stated maturity date. Therefore, First Banks decided to change the period over which its deferred issuance costs are amortized to the five-year period ending on the respective dates the issues become callable.

         A summary of the effect of this change in accounting estimate on the results of operations for the nine months ended September 30, 2002 with what they would have been without the change is as follows:

                      Nine Months Ended September 30, 2002
                        (dollars expressed in thousands)

         Net income, as reported...................................................................  $       30,362
         Change in accounting estimate - amortization period.......................................           2,772
         Change in accounting estimate - tax effect................................................            (970)
                                                                                                     --------------
         Net income, as adjusted...................................................................  $       32,164
                                                                                                     ==============
         Earnings per common share:
              Basic ...............................................................................  $     1,261.05
              Change in accounting estimate........................................................           76.15
                                                                                                     --------------
              Basic................................................................................  $     1,337.20
                                                                                                     ==============


              Diluted..............................................................................  $     1,246.05
              Change in accounting estimate........................................................           73.98
                                                                                                     --------------
              Diluted..............................................................................  $     1,320.03
                                                                                                     ==============

                 QUARTERLY CONDENSED FINANCIAL DATA - UNAUDITED

                                                                          2002 Quarter Ended
                                                                -------------------------------------
                                                                 March 31     June 30    September 30
                                                                 --------     -------    ------------
                                                                   (dollars expressed in thousands)

Interest income..............................................   $ 106,612     107,303       105,811
Interest expense.............................................      42,490      41,615        37,630
                                                                ---------    --------       -------
    Net interest income......................................      64,122      65,688        68,181
Provision for loan losses....................................      13,000      12,000        13,700
                                                                ---------    --------       -------
    Net interest income after provision for loan losses......      51,122      53,688        54,581
Noninterest income...........................................      18,835      20,529        25,476
Noninterest expense..........................................      56,858      59,220        59,154
                                                                ---------    --------       -------
    Income before provision for income taxes and
      minority interest in income of subsidiary..............      13,099      14,997        20,803
Provision for income taxes...................................       4,771       5,328         7,372
                                                                ---------    --------       -------
    Income before minority interest in income of subsidiary..       8,328       9,669        13,431
Minority interest in income of subsidiary....................         328         301           437
                                                                ---------    --------       -------
    Net income...............................................   $   8,000       9,368        12,994
                                                                =========    ========       =======
Earnings per common share:
    Basic....................................................   $  329.84      390.35        540.87
    Diluted..................................................      328.30      384.48        534.32
                                                                =========    ========       =======



                                                                                 2001 Quarter Ended
                                                                 ---------------------------------------------------
                                                                 March 31     June 30    September 30    December 31
                                                                 --------     -------    ------------    -----------
                                                                          (dollars expressed in thousands)

Interest income..............................................   $ 116,037     113,356       110,724         104,626
Interest expense.............................................      58,629      55,261        50,950          44,764
                                                                ---------    --------       -------        --------
    Net interest income......................................      57,408      58,095        59,774          59,862
Provision for loan losses....................................       3,390       3,720         6,800           9,600
                                                                ---------    --------       -------        --------
    Net interest income after provision for loan losses......      54,018      54,375        52,974          50,262
Noninterest income...........................................      16,474      19,424        21,846          40,865
Noninterest expense..........................................      47,129      59,909        50,323          54,310
                                                                ---------    --------       -------        --------
    Income before provision for income taxes, minority
      interest in income of subsidiary and cumulative
      effect of change in accounting principle...............      23,363      13,890        24,497          36,817
Provision for income taxes...................................       9,124       5,457         9,539           5,928
                                                                ---------    --------       -------        --------
    Income before minority interest in income
      of subsidiary and cumulative effect of
      change in accounting principle.........................      14,239       8,433        14,958          30,889
Minority interest in income of subsidiary....................         511         534           577           1,007
                                                                ---------    --------       -------        --------
    Income before cumulative effect of change in
      accounting principle...................................      13,728       7,899        14,381          29,882
Cumulative effect of change in accounting principle,
    net of tax...............................................      (1,376)         --            --              --
                                                                ---------    --------       -------        --------
    Net income...............................................   $  12,352       7,899        14,381          29,882
                                                                =========    ========       =======        ========
Earnings per common share:
    Basic:
      Income before cumulative effect of change in
        accounting principle.................................   $  571.94      328.27        599.47        1,251.86
      Cumulative effect of change in accounting principle....      (58.16)         --            --              --
                                                                ---------    --------       -------        --------
      Basic..................................................   $  513.78      328.27        599.47        1,251.86
                                                                =========    ========       =======        ========
    Diluted:
      Income before cumulative effect of change in
        accounting principle.................................   $  561.09      322.78        587.93        1,225.79
      Cumulative effect of change in accounting principle....      (58.16)         --            --              --
                                                                ---------    --------       -------        --------
      Diluted................................................   $  502.93      322.78        587.93        1,225.79
                                                                =========    ========       =======        ========


                                                                                 2000 Quarter Ended
                                                                ----------------------------------------------------
                                                                 March 31     June 30    September 30    December 31
                                                                 --------     -------    ------------    -----------
                                                                          (dollars expressed in thousands)

Interest income..............................................   $  97,717     104,161       107,582         113,366
Interest expense.............................................      45,301      48,769        51,136          55,646
                                                                ---------    --------       -------        --------
    Net interest income......................................      52,416      55,392        56,446          57,720
Provision for loan losses....................................       3,582       3,620         3,865           3,060
                                                                ---------    --------       -------        --------
    Net interest income after provision for loan losses......      48,834      51,772        52,581          54,660
Noninterest income...........................................       9,564      11,471        10,750          10,993
Noninterest expense..........................................      34,779      38,919        39,780          44,512
                                                                ---------    --------       -------        --------
    Income before provision for income taxes and
      minority interest in income of subsidiary..............      23,619      24,324        23,551          21,141
Provision for income taxes...................................       8,544       9,197         8,947           7,794
                                                                ---------    --------       -------        --------
    Income before minority interest in income of subsidiary..      15,075      15,127        14,604          13,347
Minority interest in income of subsidiary....................         488         455           546             557
                                                                ---------    --------       -------        --------
    Net income...............................................   $  14,587      14,672        14,058          12,790
                                                                =========    ========       =======        ========
Earnings per common share:
    Basic....................................................   $  608.21      614.51        585.87          529.46
    Diluted..................................................      589.52      594.12        570.33          519.78
                                                                =========    ========       =======        ========


                              INVESTOR INFORMATION

         First Banks' Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to any stockholder upon request. Requests should be directed, in writing, to Lisa K. Vansickle, First Banks, Inc., 600 James S. McDonnell Boulevard, Mail Code - #014, Hazelwood, Missouri 63042.

FIRST BANKS, INC. PREFERRED SECURITIES

         The preferred securities of First Banks are traded on the Nasdaq National Market System with the ticker symbols "FBNKO" "FBNKN" and "FBNKM." As of March 22, 2002, there were approximately 420 record holders of First Preferred Capital Trust. This number does not include any persons or entities that hold their preferred securities in nominee or "street" name through various brokerage firms. The preferred securities of First Preferred Capital Trust II and First Preferred Capital Trust III are represented by a global security that has been deposited with and registered in the name of The Depository Trust Company, New York, New York (DTC). The beneficial ownership interests of these preferred securities are recorded through the DTC book-entry system. The high and low preferred securities prices and the dividends declared for 2001 and 2000 are summarized as follows:

                             FIRST PREFERRED CAPITAL TRUST (ISSUE DATE - FEBRUARY 1997) - FBNKO

                                                   2002                2001                2000
                                            ------------------  -----------------   -----------------     Dividend
                                               High      Low       High     Low       High      Low       Declared
                                               ----      ---       ----     ---       ----      ---       --------
     First quarter......................      $26.25    25.20     26.25    24.38     25.25     23.13    $0.578125
     Second quarter.....................       27.24    25.15     27.35    25.00     26.00     23.50     0.578125
     Third quarter......................       26.49    25.00     27.25    25.00     25.13     23.50     0.578125
     Fourth quarter.....................       26.50    25.20     26.90    25.02     25.00     23.38     0.578125

                            FIRST PREFERRED CAPITAL TRUST II (ISSUE DATE - OCTOBER 2000) - FBNKN

                                    2002                            2001                           2000
                         ---------------------------  -------------------------------- ------------------------------
                                         Dividend                           Dividend                      Dividend
                          High     Low   Declared       High       Low      Declared      High     Low    Declared
                          ----     ---   --------       ----       ---      --------      ----     ---    --------
     First quarter....   $28.50   27.55  $0.640000     $27.75    26.38     $0.640000    $   --      --       $  --
     Second quarter...    28.40   26.85   0.640000      27.40    26.25      0.640000        --      --          --
     Third quarter....    28.65   27.85   0.640000      28.50    26.95      0.640000        --      --          --
     Fourth quarter...    28.25   27.30   0.640000      28.30    27.00      0.640000     27.00   25.13    0.504888


                           FIRST PREFERRED CAPITAL TRUST III (ISSUE DATE - NOVEMBER 2001) - FBNKM

                                                                    2002                           2001
                                                      -------------------------------- ------------------------------
                                                                            Dividend                      Dividend
                                                        High       Low      Declared      High     Low    Declared
                                                        ----       ---      --------      ----     ---    --------
     First quarter..................................   $26.75    25.90     $0.562500    $   --      --   $      --
     Second quarter.................................    27.22    26.25      0.562500        --      --          --
     Third quarter..................................    27.00    26.50      0.562500        --      --          --
     Fourth quarter.................................    27.05    26.50      0.562500     26.10   25.25    0.281250

FIRST BANKS AMERICA, INC.  PREFERRED SECURITIES

     The preferred securities of FBA are traded on the New York Stock Exchange with the ticker symbol "FBAPrt." As of March 22, 2002, there were approximately 200 record holders of preferred securities. This number does not include any persons or entities that hold their preferred securities in nominee or "street" name through various brokerage firms. The high and low preferred securities prices and the dividends declared for 2001 and 2000 are summarized as follows:

                              FIRST AMERICA CAPITAL TRUST (ISSUE DATE - JULY 1998) - FBAPrT

                                                  2002                 2001                2000
                                            -----------------    ---------------    ----------------      Dividend
                                             High      Low        High      Low      High        Low      Declared
                                             ----      ---        ----      ---      ----        ---      --------

    First quarter.......................    $25.90   24.70       25.00     21.63     23.00      19.50    $  0.53125
    Second quarter......................     25.38   24.75       25.05     23.95     23.88      20.69       0.53125
    Third quarter.......................     25.65   24.85       25.80     24.80     23.75      21.13       0.53125
    Fourth quarter......................     25.75   24.80       25.67     24.75     22.63      20.75       0.53125
                                                                                                         ----------
                                                                                                         $  2.12500
                                                                                                         ==========




For information concerning First Banks, please contact:

              Allen H. Blake                                           Lisa K. Vansickle
              President, Chief Operating Officer                       Senior Vice President and Controller
                and Chief Financial Officer                            600 James S. McDonnell Boulevard
              600 James S. McDonnell Boulevard                         Mail Code - #014
              Mail Code -  #014                                        Hazelwood, Missouri 63042
              Hazelwood, Missouri 63042                                Telephone - (314) 592-5000
              Telephone - (314) 592-5000

Transfer Agent:

              U.S. Bank Corporate Trust Services
              One Federal Street, Third Floor
              Boston, Massachusetts 02110
              Telephone - (800) 934-6802
              www.usbank.com






                          TABLE OF CONTENTS                                    ==========================================

                                                                                     1,600,000 Preferred Securities

Page
                                                                                             FIRST PREFERRED
                                                                                            CAPITAL TRUST IV

SUMMARY.....................................................1
RISK FACTORS................................................12                        % Cumulative Trust Preferred
SPECIAL NOTES REGARDING FORWARD LOOKING                                                        Securities
                STATEMENTS..................................19
USE OF PROCEEDS.............................................19
ACCOUNTING TREATMENT........................................20                         (Liquidation Amount $25 per
MARKET FOR PREFERRED SECURITIES.............................21                              Preferred Security)
CAPITALIZATION..............................................22
SELECTED CONSOLIDATED AND OTHER
         FINANCIAL DATA.....................................24                    Fully, irrevocably and unconditionally
MANAGEMENT'S DISCUSSION AND ANALYSIS OF                                          guaranteed on a subordinated basis, as
         FINANCIAL CONDITION AND RESULTS OF                                         described in this prospectus, by
         OPERATIONS.........................................25
BUSINESS....................................................76
MANAGEMENT..................................................84
DESCRIPTION OF THE TRUST....................................86                              FIRST BANKS, INC.
DESCRIPTION OF THE PREFERRED SECURITIES.....................87
DESCRIPTION OF THE SUBORDINATED DEBENTURES..................99                               ---------------
BOOK-ENTRY ISSUANCE.........................................108
DESCRIPTION OF THE GUARANTEE................................110
RELATIONSHIP AMONG THE PREFERRED SECURITIES
         THE SUBORDINATED DEBENTURES AND THE
         GUARANTEE..........................................112                                $40,000,000
MATERIAL UNITED STATES FEDERAL                                                          % Subordinated Debentures
             INCOME TAX CONSEQUENCES........................114                                    of
ERISA CONSIDERATIONS........................................118
UNDERWRITING................................................118                             FIRST BANKS, INC.
LEGAL MATTERS...............................................121
WHERE YOU CAN FIND INFORMATION..............................121                               -------------
EXPERTS.....................................................121
DOCUMENTS INCORPORATED BY REFERENCE.........................122
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................123                                Prospectus
                                                                                                            , 2003
o    You should only rely on the information contained or
     incorporated by reference in this prospectus. We have not,                               -------------
     and our underwriters have not, authorized any person to
     provide you with different information. If anyone provides
     you with different or inconsistent information, you should                        Stifel, Nicolaus & Company
     not rely on it.                                                                          Incorporated

o    We are not, and our underwriters are not, making an                                  Fahnestock & Co. Inc.
     offer to sell these securities in any jurisdiction where
     the offer or sale is not permitted.                                        ==========================================

o You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

o This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.





                                FIRST BANKS, INC.

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution


         SEC Registration Fee..................................................................................       $     6,348
         NASD Filing Fee.......................................................................................             7,400
         New York Stock Exchange Fee...........................................................................            32,460
         Blue Sky Qualification Fees and Expenses..............................................................             3,000
         Accounting Fees and Expenses..........................................................................            65,000
         Legal Fees and Expenses...............................................................................           120,000
         Printing and Engraving Expenses.......................................................................            50,000
         Trustees' Fees and Expenses...........................................................................            20,000
         Miscellaneous.........................................................................................            20,792
                                                                                                                      -----------
         Total.................................................................................................       $   325,000
                                                                                                                      ===========


Item 15. Indemnification of Directors and Officers

         The Registrant is a Missouri corporation. Section 351.355.1 of the Revised Statutes of Missouri provides that a corporation may indemnify a director, officer, employee or agent of the corporation in any action, suit or proceeding other than an action by or in the right of the corporation, against expenses (including attorneys' fees), judgments, fines and settlement amounts actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 351.355.2 provides that the corporation may indemnify any such person in any action or suit by or in the right of the corporation against expenses (including attorneys' fees) and settlement amounts actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that he may not be indemnified in respect of any claim, issue or matter in which he has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless authorized by the court. Section 351.355.3 provides that a corporation shall indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the action, suit or proceeding if he has been successful in defense of such action, suit or proceeding and if such action, suit or proceeding is one for which the corporation may indemnify him under
Section 351.355.1 or 351.355.2. Section 351.355.7 provides that a corporation shall have the power to give any further indemnity to any such person, in addition to the indemnity otherwise authorized under Section 351.355, provided such further indemnity is either (i) authorized, directed or provided for in the articles of incorporation of the corporation or any duly adopted amendment thereof or (ii) is authorized, directed or provided for in any bylaw or agreement of the corporation which has been adopted by a vote of the stockholders of the corporation, provided that no such indemnity shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

         Article Nine of the Restated Articles of Incorporation of First Banks provides that First Banks shall indemnify its officers and directors in all actions, whether derivative, nonderivative, criminal, administrative or investigative, if such party's conduct is not finally adjudged to be gross negligence or willful misconduct. This is a lower standard than that set forth in the statute described in the preceding paragraph. Pursuant to a policy of directors' and officers' liability insurance, with total annual limits of $10 million, officers and directors of First Banks are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of First Banks in the discharge of their duties solely in their capacity as directors or officers of First Banks, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of First Banks. Under the Trust Agreement, First Banks will agree to indemnify each of the Trustees of First Preferred Capital Trust IV (First Capital IV) or any predecessor Trustee for First Capital IV, and to hold each Trustee harmless against, any loss, damage, claims, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the Trust Agreement, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties under the Trust Agreement. First Banks and First Capital IV have agreed to indemnify the Underwriters, and the Underwriters have agreed to indemnify First Capital IV and First Banks against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the Underwriting Agreement filed as Exhibit 1.1 herewith.

Item 16. Exhibits

         (a) Exhibits -- See Exhibit Index on Page II-5 hereof.

Item 17. Undertakings

         (a) The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer, or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or person in connection with the securities being registered, each Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c)    The undersigned Registrants hereby undertake that:

                 (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                 (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, First Banks certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri on March 12, 2003.

                                FIRST BANKS, INC.

                                By:/s/ James F. Dierberg
                                   -----------------------------------
                                       James F. Dierberg,
                                       Chairman of the Board and
                                       Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, First Preferred Capital Trust IV certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, and the State of Missouri on March 12, 2003.

                                    FIRST PREFERRED CAPITAL TRUST IV




                                    By:                  *
                                       -----------------------------------------
                                        Allen H. Blake, Trustee



                                    By:                  *
                                       -----------------------------------------
                                        Terrance M. McCarthy, Trustee



                                    By: /s/ Lisa K. Vansickle
                                        ----------------------------------------
                                        Lisa K. Vansickle, Trustee




                    Signature                                                Title                                      Date


                        *                           Chairman of the Board of Directors and Chief Executive       March 12, 2003
          -------------------------------
                James F. Dierberg                            Officer (Principal Executive Officer)


                        *                             Director and President, Chief Financial Officer and        March 12, 2003
          -------------------------------
                  Allen H. Blake                                           Secretary

                                                                 (Principal Financial Officer)

                       *
                                                                  Director and General Counsel                   March 12, 2003
          -------------------------------
               Michael J. Dierberg


                        *                                                  Director                              March 12, 2003
          -------------------------------
                Gordon A. Gundaker


                        *                                                  Director                              March 12, 2003
          -------------------------------
                 David L. Steward


                        *                                                  Director                              March 12, 2003
          -------------------------------
                   Hal J. Upbin


                        *                                                  Director                              March 12, 2003
          -------------------------------
                Douglas H. Yaeger


                        *                              Director and Senior Executive Vice President and          March 12, 2003
          -------------------------------
                Donald W. Williams                                   Chief Credit Officer


           * By: /s/ Lisa K. Vansickle                       Senior Vice President and Controller                March 12, 2003
            ---------------------------
                Lisa K. Vansickle                               (Principal Accounting Officer)


                                                    EXHIBIT INDEX

1.1      Form of Underwriting Agreement. - *

4.1      Form of Indenture. - *

4.2      Form of Subordinated Debenture (included as Exhibit A to Exhibit 4.1).
         - *

4.3      Certificate of Trust of First Preferred Capital Trust IV. - *

4.4      Trust Agreement of First Preferred Capital Trust IV. - *

4.5 Form of Amended and Restated Trust Agreement of First Preferred Capital Trust IV. - *

4.6 Form of Preferred Security Certificate of First Preferred Capital Trust IV (included as an exhibit to Exhibit 4.5). - *

4.7 Form of Preferred Securities Guarantee Agreement for First Preferred Capital Trust IV. - *

4.8 Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.5).

5.1      Opinion of Jackson Walker L.L.P. - *

5.2      Opinion of Richards, Layton & Finger, P.A. - *

8.1 Opinion of Jackson Walker L.L.P. as to certain federal income tax matters. - *

10.6 $110,000,000 Secured Credit Agreement, dated as of August 22, 2002, among First Banks, Inc. and Wells Fargo Bank Minneapolis, National Association, American National Bank & Trust Company of Chicago, The Northern Trust Company, Union Bank of California N.A., SunTrust Bank, Nashville and Fifth Third Bank - incorporated herein by reference to Exhibit B to the Company's Schedule 13-E, dated October 8, 2002.

10.7 First Amendment to Secured Credit Agreement, dated as of December 31, 2002, by and among First Banks, Inc. and Wells Fargo
         Bank Minneapolis, National Association, American National Bank & Trust Company of Chicago, The Northern Trust Company, Union Bank of California N.A., SunTrust Bank, Nashville and Fifth Third Bank. - *

12.1 Statement Regarding Computation of Ratio of Earnings to Combined Fixed Charges. - *

23.1     Consent of KPMG LLP, Independent Auditors. - filed herewith

23.2 Consent of Jackson Walker L.L.P. (to be included in their opinions filed herewith as Exhibits 5.1 and 8.1). - *

23.3 Consent of Richards, Layton & Finger, P.A. (included in their opinion filed herewith as Exhibit 5.2). - *

24.1     Power of Attorney (included on the signature page). - *

25.1 Form T-1 Statement of Eligibility of Fifth Third Bank to act as trustee under the Indenture. - *

25.2 Form T-1 Statement of Eligibility of Fifth Third Bank to act as trustee under Amended and Restated Trust Agreement. - *

25.3 Form T-1 Statement of Eligibility of Fifth Third Bank to act as trustee under the Preferred Securities Guarantee Agreement.

         - *

* - Previously filed.

                                                                    Exhibit 23.1






                            [Letterhead of KPMG LLP]


                          Independent Auditors' Consent



     The Board of Directors
     First Banks, Inc.:

     We consent to the use of our report, included herein and incorporated by reference, and to the reference to our firm under the heading "Experts" in the prospectus.

     Our report refers to First Banks, Inc. changing its method of accounting for derivative instruments and hedging activities in 2001.


                                                /s/KPMG LLP
                                                -----------



     St. Louis, Missouri
     March 12, 2003